             As filed with the Securities and Exchange Commission
                              on October 25, 1995

             -------------------------------------------------------

                                        Registration No. 33-62015

             --------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-14

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No. 1         [ ] Post-Effective Amendment No.

                  Smith Barney New Jersey Municipals Fund Inc.
              (Exact Name of Registrant as Specified in Charter)

                Area Code and Telephone Number:  (212) 723-9218

                388 Greenwich Street, New York, New York  10013
        (Address of Principal Executive Offices)       (Zip code)

                           Christina T. Sydor, Esq.
                               Smith Barney Inc.
                             388 Greenwich Street
                           New York, New York  10013
                    (Name and Address of Agent for Service)

                                  copies to:

           Burton M. Leibert, Esq.        John E. Baumgardner, Jr., Esq.
          Willkie Farr & Gallagher              Sullivan & Cromwell
           One Citicorp Center                   125 Broad Street
          153 East 53rd Street              New York, New York  10004
       New York, New York  10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.
------------------------------------------------------------------------------

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended March 31, 1995 was electronically filed with the Securities and Exchange Commission on May 25, 1995.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.

                                  CONTENTS OF
                            REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

     Front Cover

     Contents Page

     Cross Reference Sheet

     Letter to Shareholders

     Notice of Special Meeting

     Part A - Prospectus/Proxy Statement

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Page

     Exhibits

                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.

                        FORM N-14 CROSS REFERENCE SHEET
     Pursuant to Rule 481(a) under the Securities Act of 1933, as amended


                                             Prospectus/Proxy
          Part A Item No. and Caption        Statement Caption

          Item 1.   Beginning of             Cover Page; Cross Reference
                    Registration             Sheet
                    Statement and
                    Outside Front Cover
                    Page of Prospectus

          Item 2.   Beginning and            Table of Contents
                    Outside Back Cover
                    Page of Prospectus

          Item 3.   Fee Table, Synopsis      Fee Table; Summary; Risk
                    Information, and         Factors; Comparison of
                    Risk Factors             Investment Objectives
                                             and Policies

          Item 4.   Information About        Summary; Reasons for the
                    the Transaction          Reorganization; Information
                                             About the Reorganization;
                                             Information on Shareholders'
                                             Rights; Exhibit A (Agreement
                                             and Plan of Reorganization)

          Item 5.   Information About        Cover Page; Summary;
                    the Registrant           Information About the
                                             Reorganization; Comparison of
                                             Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the
                                             Acquiring Fund; Additional
                                             Information About Smith Barney
                                             New Jersey Municipals Fund
                                             Inc. and Smith Barney Muni
                                             Funds; Prospectus of Smith
                                             Barney New Jersey Municipals
                                             Fund Inc. dated May 29, 1995,
                                             as supplemented by a
                                             Prospectus Supplement dated
                                             September 1, 1995.

          Item 6.   Information About        Summary; Information About the
                    the Company Being        Reorganization; Comparison of
                    Acquired                 Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the Acquired
                                             Fund; Additional Information
                                             About Smith Barney New Jersey
                                             Municipals Fund Inc. and Smith
                                             Barney Muni Funds

          Item 7.   Voting Information       Summary; Information About the
                                             Reorganization; Information on
                                             Shareholders' Rights; Voting
                                             Information

          Item 8.   Interest of Certain      Financial Statements and
                    Persons and Experts      Experts; Legal Matters

          Item 9.   Additional               Not Applicable
                    Information Required
                    for Reoffering By
                    Persons Deemed to be
                    Underwriters


                                             Statement of Additional
          Part B Item No. and Caption        Information Caption

          Item 10.  Cover Page               Cover Page

          Item 11.  Table of Contents        Cover Page

          Item 12.  Additional               Cover Page; Statement of
                    Information About        Additional Information of
                    the Registrant           Smith Barney New Jersey
                                             Municipals Fund Inc. dated May
                                             29, 1995.

          Item 13.  Additional               Not Applicable
                    Information About
                    the Company Being
                    Acquired

          Item 14.  Financial Statements     Annual Report of Smith Barney
                                             New Jersey Municipals Fund
                                             Inc.; Annual Report of Smith
                                             Barney Muni Funds -- New
                                             Jersey Portfolio; Pro Forma
                                             Financial Statements

          Part C Item No. and Caption        Other Information Caption

          Item 15.  Indemnification          Incorporated by reference to
                                             Part A caption "Information on
                                             Shareholders' Rights --
                                             Liability of
                                             Directors/Trustees"

          Item 16.  Exhibits                 Exhibits

          Item 17.  Undertakings             Undertakings

                           [Smith Barney Letterhead]

                      A SPECIAL NOTICE TO SHAREHOLDERS OF
                SMITH BARNEY MUNI FUNDS -- NEW JERSEY PORTFOLIO

                            Your Vote is Important



Dear Shareholder:

The Board of Trustees of Smith Barney Muni Funds has recently reviewed and unanimously endorsed a proposal for a reorganization of the New Jersey Portfolio (the "New Jersey Portfolio") of Smith Barney Muni Funds which it judges to be in the best interests of New Jersey Portfolio's shareholders.

UNDER THE TERMS OF THE PROPOSAL, SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC. ("NEW JERSEY FUND") WOULD ACQUIRE ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND LIABILITIES OF NEW JERSEY PORTFOLIO. After the transaction, New Jersey Portfolio will be liquidated and you will become a shareholder of New Jersey Fund, having received shares with an aggregate value equivalent to the aggregate net asset value of your investment in New Jersey Portfolio at the time of the transaction. No sales charge will be imposed in the transaction. The transaction will, in the opinion of counsel, be free from federal income taxes to you, New Jersey Portfolio and New Jersey Fund, and it is intended that the combined fund will be managed by the same portfolio manager who currently manages New Jersey Fund.

The Board of Trustees of Smith Barney Muni Funds has determined that it is advantageous to combine New Jersey Portfolio with New Jersey Fund as part of the consolidation and integration of the two separate and distinct groups of mutual funds currently distributed by Smith Barney Inc. that resulted from the acquisition by Travelers Group Inc. (formerly Primerica Corporation) of certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. In particular, the combination of New Jersey Portfolio and New Jersey Fund is expected to eliminate investor confusion associated with the offering by Smith Barney Inc. of two similar New Jersey municipal bond funds that provide differing yields and also should permit the funds' investment personnel to concentrate their efforts on the management of one fund rather than having to divide their attention between two funds with similar investment objectives.

           SPECIAL MEETING OF SHAREHOLDERS:  YOUR VOTE IS IMPORTANT

To consider this transaction, we have called a Special Meeting of Shareholders to be held on November 14, 1995. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY PROMPTLY.

Detailed information about the proposed transaction is described in the enclosed proxy statement. On behalf of the Board of Trustees, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

If you have any questions regarding the proposed transaction, please feel free to call your Smith Barney Financial Consultant who will be pleased to assist you.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY.

                                   Sincerely,



                                   Heath B. McLendon
                                   Chairman of the Board

October 25, 1995

               SMITH BARNEY MUNI FUNDS -- NEW JERSEY PORTFOLIO
                             388 Greenwich Street
                           New York, New York  10013


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To Be Held on November 14, 1995



          Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of the New Jersey Portfolio ("New Jersey Portfolio") of Smith Barney Muni Funds will be held at 388 Greenwich Street, 26th Floor, New York, New York on November 14, 1995, commencing at 4:00 p.m. for the following purposes:

     1. To approve or disapprove the Agreement and Plan of Reorganization dated as of October 23, 1995 providing for (i) the acquisition of all or substantially all of the assets of New Jersey Portfolio by Smith Barney New Jersey Municipals Fund Inc. ("New Jersey Fund") in exchange for shares of New Jersey Fund and the assumption by New Jersey Fund of scheduled liabilities of New Jersey Portfolio, (ii) the distribution of such shares of New Jersey Fund to shareholders of New Jersey Portfolio in liquidation of New Jersey Portfolio and
          (iii) the subsequent termination of New Jersey Portfolio.

     2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

          The Board of Trustees of Smith Barney Muni Funds has fixed the close of business on September 25, 1995 as the record date for the determination of shareholders of New Jersey Portfolio entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

          IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

          SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF REVOCATION TO NEW JERSEY PORTFOLIO AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE MEETING.

                                   By Order of the Board of Trustees

                                   Christina T. Sydor, Esq.
                                   Secretary

October 25, 1995


          YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                     INSTRUCTIONS FOR SIGNING PROXY CARDS


          The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

     1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

     2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

     3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                            Valid Signatures

  Corporate Accounts
    (1)  ABC Corp.  . . . . . . . . . . . . .      ABC Corp.
    (2)  ABC Corp.  . . . . . . . . . . . . .      John Doe, Treasurer
    (3)  ABC Corp.
           c/o John Doe, Treasurer  . . . . .      John Doe
    (4)  ABC Corp. Profit Sharing Plan . . . .     John Doe, Trustee

  Trust Accounts
    (1)  ABC Trust  . . . . . . . . . . . . .      Jane B. Doe, Trustee
    (2)  Jane B. Doe, Trustee
           u/t/d 12/28/78 . . . . . . . . . .      Jane B. Doe

  Custodial or Estate Accounts
    (1)  John B. Smith, Cust.
           f/b/o John B. Smith, Jr. UGMA           John B. Smith
    (2)  John B. Smith  . . . . . . .  . . . .     John B. Smith, Jr., Executor

               PROSPECTUS/PROXY STATEMENT DATED OCTOBER 25, 1995

                         Acquisition Of The Assets Of

                             NEW JERSEY PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

          This Prospectus/Proxy Statement is being furnished to shareholders of the New Jersey Portfolio (the "Acquired Fund") of Smith Barney Muni Funds in connection with a proposed plan of reorganization to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on November 14, 1995 at 4:00 p.m. (the "Meeting"), at the offices of Smith Barney Inc. ("Smith Barney") located at 388 Greenwich Street, 26th Floor, New York, New York 10013, or any adjournment or adjournments thereof.

          The plan provides for all or substantially all of the assets of the Acquired Fund to be acquired by Smith Barney New Jersey Municipals Fund Inc. (the "Acquiring Fund") in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund (hereinafter referred to as the "Reorganization"). (The Acquiring Fund and the Acquired Fund are sometimes referred to hereinafter as the "Funds" and individually as a "Fund.") Shares of the Acquiring Fund would be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund and thereafter the Acquired Fund would be terminated. As a result of the proposed Reorganization, each shareholder of the Acquired Fund will receive that number of shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of such shareholder's shares of the Acquired Fund immediately prior to the Reorganization. Holders of Class A shares of the Acquired Fund will receive Class A shares of the Acquiring Fund, and no sales charge will be imposed on the Class A shares of the Acquiring Fund received by the Acquired Fund Class A shareholders. Holders of Class B or Class C shares of the Acquired Fund will receive Class B or Class C shares, respectively, of the Acquiring Fund. No contingent deferred sales charge ("CDSC") will be imposed on Class B or Class C shares of the Acquiring Fund upon consummation of the Reorganization. However, any CDSC which is applicable to a shareholder's investment will continue to apply, and in calculating the applicable CDSC payable upon the subsequent redemption of Class B or Class C shares of the Acquiring Fund, the period during which an Acquired Fund shareholder held Class B or Class C shares of the Acquired Fund will be counted. This transaction is structured to be tax-free for federal income tax purposes to shareholders and to both the Acquiring Fund and the Acquired Fund.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Acquiring Fund is an open-end, non-diversified management investment company, whose investment objective is to provide New Jersey investors with as high a level of dividend income exempt from federal income tax and New Jersey personal income tax as is consistent with prudent investment management and the preservation of capital. The Acquired Fund is a separate investment portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to pay its shareholders as high a level of income exempt from federal income taxes and from New Jersey personal income taxes as is consistent with prudent investing.

          Smith Barney Mutual Funds Management Inc., 388 Greenwich Street, New York, New York 10013 (the "Manager"), serves as investment manager to both the Acquiring Fund and the Acquired Fund. The Manager is a wholly owned subsidiary of Smith Barney Holdings, Inc. which, in turn, is a wholly owned subsidiary of Travelers Group Inc. It is proposed that, in connection with the Reorganization, Lawrence T. McDermott, the portfolio manager who manages the Acquiring Fund's portfolio, would manage the combined fund. Mr. McDermott, a Managing Director of Smith Barney, has served as Vice President and Investment Officer of the Acquiring Fund since it commenced operations on April 22, 1988, and manages the day-to-day operations of the Acquiring Fund, including making substantially all investment decisions.

          The investment policies of the Acquiring Fund are generally similar to those of the Acquired Fund. Certain differences in the investment policies of the Acquiring Fund and the Acquired Fund, however, are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement.

          This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated October 25, 1995, relating to this Prospectus/ Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by contacting a Smith Barney Financial Consultant.

     1. The Prospectus of Smith Barney New Jersey Municipals Fund Inc. dated May 29, 1995, as supplemented by a Prospectus Supplement dated September 1, 1995 is incorporated in its entirety by reference and a copy is included herein.

     2. The Prospectus of Smith Barney Muni Funds -- New Jersey Portfolio dated November 7, 1994 as supplemented by a Prospectus Supplement dated July 26, 1995, is incorporated in its entirety by reference.

          Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.

                               TABLE OF CONTENTS


                                                                          PAGE

ADDITIONAL MATERIALS  . . . . . . . . . . . . . . . . . . . . . . . . . .    5

FEE TABLES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

REASONS FOR THE REORGANIZATION  . . . . . . . . . . . . . . . . . . . . .   17

INFORMATION ABOUT THE REORGANIZATION  . . . . . . . . . . . . . . . . . .   20

INFORMATION ABOUT THE ACQUIRING FUND  . . . . . . . . . . . . . . . . . .   26

INFORMATION ABOUT THE ACQUIRED FUND . . . . . . . . . . . . . . . . . . .   37

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES  . . . . . . . . . . . .   44

INFORMATION ON SHAREHOLDERS' RIGHTS . . . . . . . . . . . . . . . . . . .   54

ADDITIONAL INFORMATION ABOUT
SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
AND SMITH BARNEY MUNI FUNDS . . . . . . . . . . . . . . . . . . . . . . .   57

OTHER BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   58

VOTING INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .   58

FINANCIAL STATEMENTS AND EXPERTS  . . . . . . . . . . . . . . . . . . . .   60

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   60

EXHIBIT A:  AGREEMENT AND PLAN OF REORGANIZATION  . . . . . . . . . . . .  A-1

                             ADDITIONAL MATERIALS

          The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated October 25, 1995 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

     1. Statement of Additional Information of Smith Barney New Jersey Municipals Fund Inc. dated May 29, 1995.

     2. Annual Report of Smith Barney New Jersey Municipals Fund Inc. for the fiscal year ended March 31, 1995.

     3. Annual Report of Smith Barney Muni Funds -- New Jersey Portfolio for the fiscal year ended March 31, 1995.

     4.  Pro Forma Financial Statements.

                                  FEE TABLES

          Following are tables showing current costs and expenses of the Acquired Fund and the Acquiring Fund and the pro forma costs and expenses expected to be incurred by the Acquiring Fund after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption.

CLASS A SHARES




                                                                       Acquired               Acquiring
                                                                         Fund                   Fund               Pro Forma***

 Shareholder Transaction Expenses
    Maximum sales charge imposed on
    purchases (as a percentage of
    offering price)  . . . . . . . . . . . . . . . . . . . . .                4.00%                 4.00%                4.00%

    Maximum CDSC (as a percentage of
    original cost or redemption proceeds,
    whichever is lower) . . . . . . . . . . . . . . . . . . . .               None*                  None*               None*

 Annual Operating Expenses
    (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . . . . .                0.45%                 0.55%****            0.50%*****
    12b-1 fees . . . . . . . . . . . . . . . . . . . . . . . .                0.15                  0.15                 0.15
    Other expenses** . . . . . . . . . . . . . . . . . . . . .                0.09                  0.18                 0.13

 Total Operating Expenses  . . . . . . . . . . . . . . . . . .                0.69%                 0.88%                0.78%




* Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDS C of 1.00% on redemptions made within 12 months.

** "Other expenses" for Class A shares of the Acquired Fund and the Acquiring Fund are based on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million.

***** Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquiring Fund's aggregate management fees to 0.50% of the Acquiring Fund's average daily net assets.


CLASS B SHARES




                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                  Pro Forma***

 Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering price) . . . . . . . . . . .                  None                    None                   None

     Maximum CDSC (as a percentage of original cost or
     redemption proceeds, whichever is lower)  . . . . .                  4.50%               4.50%                      4.50%

 Annual Operating Expenses
     (as a percentage of average net assets)
     Management fees . . . . . . . . . . . . . .  . . . .                  0.45%               0.55%****                  0.50%*****
     12b-1 fees* .  .  .  .  .  .  .  .  .  .  .  . . . .                  0.65                0.65                       0.65
     Other expenses**. .  .  . .  . . . . . .  .  . . . .                  0.13                0.19                       0.15

 Total Operating Expenses  . . . . . . . . . . . . . . .                   1.23%               1.39%                      1.30%




* Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee.

** "Other expenses" for Class B shares of the Acquired Fund and the Acquiring Fund are based on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million.

***** Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquiring Fund's aggregate management fees to 0.50% of the Acquiring Fund's average daily net assets.



CLASS C SHARES





                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                 Pro Forma***

 Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering price) . . . . . . . . . . . .               None                  None                      None

     Maximum CDSC (as a percentage of original cost or
     redemption proceeds,     whichever is lower)  . . . .               1.00%                  1.00%                    1.00%

 Annual Operating Expenses
     (as a percentage of average net assets)
     Management fees . . . . . . . . . . . . . . . . . . .               0.45%                  0.55%****                0.50%****
     12b-1 fees* . . . . . . . . . . . . . . . . . . . . .               0.70                   0.70                     0.70
     Other expenses**  . . . . . . . . . . . . . . . . . .               0.12                   0.19                     0.15


 Total Operating Expenses  . . . . . . . . . . . . . . . .               1.27%                  1.44%                    1.35%




* Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.


** "Other expenses" for Class C shares of the Acquired Fund and the Acquiring Fund are based on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

****                For investment advisory services, the Acquiring Fund pays the Manager a fee at the following annual rates of average daily net
                    assets:  0.35% up to $500 million and 0.32% in excess of
                    $500 million.  For administrative services rendered, the
                    Acquiring Fund pays the Manager a fee at the following
                    annual rates of average daily net assets:  0.20% to $500
                    million and 0.18% in excess of $500 million.

***** Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquiring Fund's aggregate management fees to 0.50% of the Acquiring Fund's average daily net assets.


Examples

               The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.





                                                              1 Year              3 Years           5 Years          10 Years*

 An investor would pay the following expenses on a $1,000 investment, assuming (1) 5.00% annual return and (2) redemption at the end of each time period:

 Class A
    Acquired Fund  . . . . . . . . . . . . . . . . .           $47               $61               $77                $122
    Acquiring Fund . . . . . . . . . . . . . . . . .            49                67                87                 144
    Pro Forma  . . . . . . . . . . . . . . . . . . .            48                64                82                 133

 Class B
    Acquired Fund  . . . . . . . . . . . . . . . . .           $58               $69               $78                $134
    Acquiring Fund . . . . . . . . . . . . . . . . .            59                74                86                 153
    Pro Forma  . . . . . . . . . . . . . . . . . . .            58                71                81                 142

 Class C
    Acquired Fund  . . . . . . . . . . . . . . . . .           $23               $40               $70                $153
    Acquiring Fund . . . . . . . . . . . . . . . . .            25                46                79                 172
    Pro Forma  . . . . . . . . . . . . . . . . . . .            24                43                74                 162





* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.



An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:




                                                            1 Year              3 Years           5 Years           10 Years*

 Class A
      Acquired Fund  . . . . . . . . . . . . . . .             $47               $61               $77                  $122
      Acquiring Fund . . . . . . . . . . . . . . .              49                67                87                   144
      Pro Forma  . . . . . . . . . . . . . . . . .              48                64                82                   133

 Class B
      Acquired Fund  . . . . . . . . . . . . . . .             $13               $39               $68                  $134
      Acquiring Fund . . . . . . . . . . . . . . .              14                44                76                   153
      Pro Forma  . . . . . . . . . . . . . . . . .              13                41                70                   142

 Class C
      Acquired Fund  . . . . . . . . . . . . . . .             $13               $40               $70                  $153
      Acquiring Fund . . . . . . . . . . . . . . .              15                46                79                   172
      Pro Forma  . . . . . . . . . . . . . . . . .              14                43                74                   162





* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.

     The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Fund's actual return will vary and may be greater or less than 5.00%. THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                    SUMMARY

          THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE AGREEMENT AND PLAN OF REORGANIZATION, A COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A, THE ACCOMPANYING PROSPECTUS OF THE ACQUIRING FUND DATED MAY 29, 1995, AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED SEPTEMBER 1, 1995, AND THE PROSPECTUS OF THE ACQUIRED FUND DATED NOVEMBER 7, 1994 AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED JULY 26, 1995.

          PROPOSED REORGANIZATION. The Plan provides for the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund. The Plan also calls for the distribution of shares of the Acquiring Fund to the Acquired Fund's shareholders in liquidation of the Acquired Fund. (The foregoing proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of the shareholder's shares of the Acquired Fund as of the close of business on the date that the Acquired Fund's assets are exchanged for shares of the Acquiring Fund. (Shareholders of Class A, Class B or Class C shares of the Acquired Fund will receive Class A, Class B or Class C shares, respectively, of the Acquiring Fund.) See "Information About the Reorganization -- Plan of Reorganization."

          For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees of Smith Barney Muni Funds, including the Trustees of Smith Barney Muni Funds who are not "interested persons" (the "Independent Trustees"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of the Acquired Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Acquired Fund's shareholders. The Board of Directors of the Acquiring Fund has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

          Approval of the Reorganization will require the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Acquired Fund. For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Voting Information."


          TAX CONSEQUENCES. Prior to completion of the Reorganization, the Funds will have received an opinion of counsel that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of the Acquiring Fund shares received by an Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Acquired Fund previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization.

          INVESTMENT OBJECTIVES AND POLICIES. The Acquiring Fund and the Acquired Fund have generally similar investment objectives, policies and restrictions. The Acquiring Fund is an open-end, non-diversified management investment company whose investment objective is to provide New Jersey investors with as a high a level of dividend income exempt from federal income tax and New Jersey personal income tax as is consistent with prudent investment management and the preservation of capital. The Acquired Fund is a portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to pay its shareholders as high a level of income exempt from federal income taxes and from New Jersey personal income taxes as is consistent with prudent investing. For a discussion of the differences between the investment policies of the Acquiring Fund and the Acquired Fund, see "Comparison of Investment Objectives and Policies."

          PURCHASE AND REDEMPTION PROCEDURES. The purchase and redemption procedures available to shareholders of the Acquiring Fund are virtually identical to those of the Acquired Fund. Purchase of shares of the Acquiring Fund and the Acquired Fund may be made through the Funds' distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Class A shares of both the Acquiring Fund and the Acquired Fund are sold subject to a maximum initial sales charge of 4.00% of the public offering price. Class A shares of either Fund may be purchased at a reduced sales charge or at net asset value, determined by aggregating the dollar amount of a new purchase and the total asset value of all Class A shares of Funds offered by Smith Barney held by such person that are exchangeable with Class A shares of either Fund and applying the (reduced) sales charge applicable to such aggregate. Purchases of Class A shares of both Funds, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months. Class B and Class C shares of both Funds are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and are subject to a CDSC payable upon certain redemptions. In addition, Class Y shares of both Funds are sold without an initial sales charge or CDSC, and are available only to investors meeting an initial investment minimum of $5,000,000. As of September 25, 1995 (the "Record Date"), no Class Y shares of either Fund were outstanding. Further, the Acquiring Fund is authorized to issue a fifth class of shares, Class Z shares, exclusively for sale to tax-exempt employee benefit and retirement plans of Smith Barney and to certain unit investment trusts sponsored by Smith Barney or any of its affiliates. As of the date hereof, the Acquiring Fund has not sold any Class Z shares. The Acquired Fund does not offer Class Z shares.

          Class A shares of both the Acquiring and the Acquired Fund may be redeemed at their respective net asset values per share next determined without charge, except as set forth in the preceding paragraph. Class B shares of both Funds may be redeemed at their net asset value per share, subject to a maximum CDSC of 4.50% of the lower of original cost or redemption proceeds, declining by 0.50% the first year after purchase and by 1.00% each year thereafter to zero. Class C shares of both Funds may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of both Funds held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to The Shareholder Services Group, Inc. ("TSSG" or the "transfer agent"), a subsidiary of First Data Corporation. See "Redemption of Shares" in the accompanying Prospectus of the Acquiring Fund.

          EXCHANGE PRIVILEGES. The exchange privileges available to shareholders of the Acquiring Fund are virtually identical to those available to shareholders of the Acquired Fund. Shareholders of both the Acquired Fund and the Acquiring Fund may exchange at net asset value all or a portion of their shares for shares of the same class in certain other funds of the Smith Barney Mutual Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under federal income tax provisions. No initial sales charge is imposed on the shares being acquired in an exchange, and no CDSC is imposed on the shares being disposed of in the exchange. A sales charge differential, however, may apply to exchanges of Class A shares with other Smith Barney Mutual Funds. For purposes of computing the CDSC that may be payable upon a disposition, the Class B and Class C shares acquired in the exchange will be deemed to have been purchased on the same date as the Class B and Class C shares that were exchanged therefor. Class B shares of the Funds that are exchanged for Class B shares of other Smith Barney Mutual Funds imposing a higher CDSC will be subject to the higher applicable CDSC. See "Exchange Privilege" in the accompanying Prospectus of the Acquiring Fund.

          DIVIDENDS. The Acquiring Fund pays dividends from its net investment income (that is, income other than its net realized long- and short-term capital gains) on the last Friday of each calendar month to shareholders of record as of the preceding Tuesday. Distributions of net realized long- and short-term capital gains, if any, are declared and paid annually after the end of the fiscal year in which they have been earned. Similarly, dividends of substantially all of the Acquired Fund's net investment income are declared and paid monthly and any realized capital gains are declared and distributed annually. With respect to both Funds, unless a shareholder otherwise instructs, dividends and capital gains distributions will be reinvested automatically in additional shares of the same class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Acquired Fund will remain in effect after the Reorganization. After the Reorganization, however, the former Acquired Fund shareholders may change their distribution option at any time by contacting a Smith Barney Financial Consultant. See "Dividends and Distributions" in the accompanying Prospectus of the Acquiring Fund.

          SHAREHOLDER VOTING RIGHTS. The Acquiring Fund and Smith Barney Muni Funds are both registered with the SEC as open-end, investment companies. The Acquiring Fund is a Maryland corporation having a Board of Directors. The Acquired Fund is a separate series of Smith Barney Muni Funds, a Massachusetts business trust having a Board of Trustees. Shareholders of both Funds have similar voting rights. Neither Fund holds a meeting of shareholders annually, and there is normally no meeting of shareholders held for the purpose of electing Directors/Trustees unless and until such time as less than two-thirds of the Directors or a majority of the Trustees holding office, as the case may be, have been elected by shareholders. At that time, the Directors/Trustees in each Fund then in office will call a shareholders' meeting for the election of Directors/Trustees.

          In addition, under the laws of the Commonwealth of Massachusetts, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.

          For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Information on Shareholders' Rights -- Voting Rights."

                                 RISK FACTORS


          Due to the similarities of investment objectives and policies of the Acquiring Fund and the Acquired Fund, the investment risks are substantially similar. Such risks are generally those typically associated with municipal securities, primarily those of New Jersey issuers. The following is a summary of certain risk factors associated with investing in shares of the Acquiring Fund, certain of which are also applicable to the Acquired Fund. This summary is qualified in its entirety by the accompanying Prospectus of the Acquiring Fund. In addition, certain risks associated with various investment strategies utilized by the Acquiring Fund, and where applicable, the Acquired Fund, are described herein under "Comparison of Investment Objectives and Policies."

          The Funds are more susceptible to factors adversely affecting issuers of New Jersey municipal securities than is a municipal bond fund that does not emphasize these issuers. Economic, financial and other conditions relating to the State of New Jersey have an obvious impact upon the state's general obligation bonds and the bonds issued by the state's political subdivisions, agencies and public authorities, including special obligation bonds. New Jersey is a major recipient of federal assistance and, of all the states, is among the highest in the amount of federal aid received. Hence, a decrease in federal financial assistance may adversely affect New Jersey's financial condition. While New Jersey's economic base has become more diversified over time and thus its economy appears to be less vulnerable during recessionary periods, a recurrence of high levels of unemployment could adversely affect New Jersey's overall economy and its ability to meet its financial obligations. New Jersey maintains a balanced budget, which generally restricts total appropriation increases to only 5% annually to any municipality or county or an index rate determined annually by the Director of the Division of Local Government Services, whichever is less. The balanced budget plan may adversely affect a municipality's or county's ability to repay its obligations. Each municipality, county or other political subdivision also will be subject to different economic, financial and other conditions, which will affect its ability to pay the principal and interest on its bonds. Similarly, special obligation or revenue bonds payable from revenues generated by particular projects or other specific revenue sources also will be subject to unique economic, financial and other conditions. If New Jersey or any of its political subdivisions, agencies or public authorities is unable to meet its financial obligations, the income derived by a Fund, the ability to preserve or realize appreciation of a Fund's capital and a Fund's liquidity could be adversely affected.

          Each Fund is classified as a non-diversified investment company under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. A Fund's assumption of large positions in the obligations of a small number of issuers may cause such Fund's share price to fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

          There are several risks in connection with the use of certain portfolio strategies by the Acquiring Fund, and where applicable, by the Acquired Fund. These portfolio strategies include purchasing when-issued securities, municipal bond index futures contracts and put and call options thereon as hedging devices, and municipal leases. See "Comparison of Investment Objectives."

                       REASONS FOR THE REORGANIZATION

          The Board of Trustees of Smith Barney Muni Funds has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. The Funds have generally similar investment objectives and policies and have the same investment adviser, distributor and transfer agent. In reaching this conclusion, the Board considered a number of factors as described below.

          Among the factors considered by the Board of Trustees of Smith Barney Muni Funds was the 1993 transaction pursuant to which Travelers Group Inc. (formerly Primerica Corporation) acquired certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. As a result of this transaction, Smith Barney became the sponsor of two separate and totally distinct families of mutual funds, each with, among other things, differing pricing structures, classes of shares, exchange privileges, sweep functions and types of funds. The Board was advised that, with the completion of the merger of back-office brokerage operations and the implementation of a uniform pricing and class structure on November 7, 1994, significant consolidation of the two mutual fund groups had been made feasible and desirable. The Board was further informed that the next step in this process would be to eliminate the duplication of funds within the consolidated Smith Barney fund complex. The Board of Trustees of Smith Barney Muni Funds was presented with information that indicated that investors have been and will continue to be confused in the face of similar New Jersey municipal bond funds managed by the same investment adviser (although the Acquired Fund and the Acquiring Fund have different portfolio managers, i.e., the individual primarily responsible for each Fund's day-to-day investment decisions). In particular, the Board was presented with information to the effect that, with two different funds, Smith Barney was confronted with operational and shareholder services issues, including (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and
(ii) investor confusion associated with offering similar funds that provide differing yields. The Board also considered that no sales charges would be imposed in effecting the Reorganization and the advantages of eliminating duplication inherent in marketing two funds with similar investment objectives.

        Information regarding operating expenses of the Acquired Fund and the Acquiring Fund reflecting expenses for the fiscal year ended March 31, 1995, is included under the caption "Fee Tables" in this Prospectus/Proxy Statement. Based upon these levels of expenses, assuming the same level of assets of the combined fund after the Reorganization as on March 31, 1995, it is estimated that Class A, Class B, and Class C shareholders of the Acquired Fund should experience a 0.09%, 0.07% and 0.08% increase, respectively, in total operating expenses, resulting from an increase of 0.05% in management fees paid to the Manager accompanied by an increase of 0.04%, 0.02% and 0.03%, respectively, in certain other operating expenses.

        At its June 7, 1995 meeting, the Board of Directors of the Acquired Fund was presented by the Manager with more current information, reflecting operating expenses as of April 30, 1995, which took into account the effects of various changes in operating expenses applicable to the Funds, such as changes in certain transfer agency expenses. The Board was shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization as on April 30, 1995, it is estimated that Class A, Class B and Class C shareholders of the Acquired
Fund should experience a 0.02%, 0.03%, and 0.03% increase, respectively, in total operating expenses, resulting from an increase of 0.05% in management fees paid to the Manager accompanied by a decrease of 0.03%, 0.02% and 0.02%, respectively, in certain other operating expenses. The pro forma total operating expenses considered by the Board are identical to the pro forma total operating expenses included under the caption "Fee
Tables" in this Prospectus/Proxy Statement. However, the Board also considered, among other things, the impact of the increased operating expenses on the Acquired Fund's shareholders, the nature and quality of services provided to shareholders, including performance, the impact of economies of scale and comparative fee structures. Further, the Board was presented with information illustrating that the pro forma management fee to be paid by the combined fund following the Reorganization would be lower than the average management fee paid by New Jersey municipal funds included in a survey using data prepared by Lipper Analytical Services, Inc. (the "Lipper New Jersey Muni Average") with respect to front-end load shares (which are comparable to Class A shares of the Funds) as of March 31, 1995 (without giving effect to management fee waivers and expense reimbursements), and that while the pro forma total operating expenses of the combined fund following the Reorganization would be higher than the Lipper New Jersey Muni Average, the pro forma total operating expenses of the combined fund following the Reorganization would actually be lower than the Lipper New Jersey Muni Average before giving effect to fee waivers and expense reimbursements. The pro forma management fees, the Board was also informed, would be more in line with fees paid by comparable funds. Further, the Board was shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization, the aggregate total management fees paid by the combined fund to the Manager would be approximately $50,000 less than would otherwise be paid annually to the Manager by the Acquiring Fund and the Acquired Fund had the Reorganization and the proposed decrease in the Acquiring Fund's management fee not taken place. The Board also considered, among other things, the terms and conditions of the Reorganization and the comparative investment performance of the Funds. In addition, the Board was advised that the Reorganization would be effected as a tax-free reorganization.

    The Board of Trustees of Smith Barney Muni Funds was informed that the Reorganization was one of a number of proposed reorganizations involving Smith Barney Muni Funds and other municipal bond funds within the Smith Barney mutual fund complex. In connection with these reorganizations, it has been proposed that the surviving fund's management fee be either increased or decreased, as the case may be, to 0.50% of such Fund's average daily net assets. The Board members were informed that the pro forma total operating expenses for the combined fund would be consistent with the reorganizations involving the other series of Smith Barney Muni Funds. Based in part on this discussion of the ongoing consolidation of the Smith Barney mutual fund complex, the Board of Trustees of Smith Barney Muni Funds approved, subject to shareholder approval, a new investment management agreement for the Acquired Fund. The new investment management agreement, which is otherwise substantively identical to the Acquired Fund's current investment management agreement, would provide for an increase in management fees from 0.45% to 0.50% of the Acquired Fund's average daily net assets. To save unnecessary proxy expenses to the Acquired Fund, however, the Board of Trustees has determined first to seek shareholder approval of the Reorganization, as approval thereof would obviate the need for a second solicitation of shareholder votes to approve the proposed investment management agreement. Effective on November 17, 1995 (the anticipated date of the Reorganization), the Board of Directors of the Acquiring Fund approved an investment management fee of 0.50% of the Acquiring Fund's average daily net assets, representing a decrease from the Acquiring Fund's current fee of 0.55%. No shareholder approval is necessary to effectuate this reduced management fee.

          In light of the foregoing, the Board of Trustees of Smith Barney Muni Funds, including the Independent Trustees, has determined that it is in the best interests of the Acquired Fund and its shareholders to combine with the Acquiring Fund. The Board of Trustees has also determined that a combination of the Acquired Fund and the Acquiring Fund would not result in a dilution of the interests of the Acquired Fund's shareholders.

          The Board of Directors of the Acquiring Fund has also determined that it is advantageous to the Acquiring Fund to acquire the assets of the Acquired Fund. The Board of Directors was presented with information that indicated that investors will continue to be confused in the face of similar New Jersey municipal bond funds managed by the same adviser. The Board also was presented with information to the effect that, with two different funds, Smith Barney experienced: (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and (ii) client confusion associated with offering similar funds that provide differing yields. In addition, among other factors, the Board of Directors considered the proposed decrease in management fee rates as well as pro forma financial information provided by the Manager which indicated that the Reorganization should result in a decrease in the expense ratio on shares of the Acquiring Fund. The Board of Directors also considered the terms and conditions of the Reorganization and representations that the Reorganization would be effected as a tax-free reorganization. Accordingly, the Board of Directors, including a majority of the independent Directors, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the Acquiring Fund's shareholders would not be diluted as a result of the Reorganization.


                     INFORMATION ABOUT THE REORGANIZATION

          PLAN OF REORGANIZATION. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund on November 17, 1995 or such later date as may be agreed upon by the parties (the "Closing Date").

          Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., New York City time, on the Closing Date. The number of full and fractional Class A, Class B and Class C shares of the Acquiring Fund to be issued to the Acquired Fund shareholders will be determined on the basis of the Acquiring Fund's and the Acquired Fund's relative net asset value per Class A, Class B and Class C shares, respectively. The net asset value per share of each class will be determined by dividing assets, less liabilities, by the total number of outstanding shares of the relevant class.

          The Acquired Fund and the Acquiring Fund will utilize the procedures set forth in the Prospectus of the Acquiring Fund to determine the value of their respective portfolio securities and to determine the aggregate value of each Fund's portfolio. The method of valuation employed will be consistent with the requirements set forth in the Prospectus of the Acquiring Fund, Rule 22c-1 under the 1940 Act and the interpretation of such rule by the SEC's Division of Investment Management.

          At or prior to the Closing Date, the Acquired Fund will, and the Acquiring Fund may, declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to their respective shareholders all taxable income for the taxable period ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, the Acquired Fund's dividend will include its net capital gains realized in the taxable year ending on or prior to the Closing Date (after reductions for any capital loss carryforward).

          As soon after the Closing Date as conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Acquired Fund's shareholders on the share records of the Acquiring Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Acquiring Fund due to each of the Acquired Fund's shareholders. After such distribution and the winding up of its affairs, the Acquired Fund will be terminated.

           The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Acquired Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date (i) by mutual agreement of Smith

Barney Muni Funds on behalf of the Acquired Fund, and the Acquiring Fund, (ii) by Smith Barney Muni Funds on behalf of the Acquired Fund, in the event that the Acquiring Fund shall, or the Acquiring Fund in the event that Smith Barney Muni Funds shall, materially breach any representation, warranty or agreement contained in the Plan to be performed at or prior to the Closing Date; or
(iii) by Smith Barney Muni Funds on behalf of the Acquired Fund, or by the Acquiring Fund if a condition to the Plan expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          Approval of the Plan will require the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Acquired Fund. If the Reorganization is not approved by shareholders of the Acquired Fund, the Board of Trustees of Smith Barney Muni Funds will consider courses of action available to it, including re-submitting the Reorganization proposal to shareholders. Alternatively, the Board may choose to submit to shareholders a proposal, already approved by Trustees, to adopt a new investment management agreement that provides for an increase in the management fee currently payable by the Acquired Fund to the Manager from 0.45% to 0.50% of the Acquired Fund's average daily net assets. The new investment management agreement would otherwise be substantively identical to the investment management agreement currently in effect between the Acquired Fund and the Manager.

          DESCRIPTION OF THE ACQUIRING FUND'S SHARES. Full and fractional shares of common stock of the Acquiring Fund will be issued to the Acquired Fund in accordance with the procedures detailed in the Plan and as described in the Acquiring Fund's Prospectus. Generally, the Acquiring Fund does not issue share certificates to shareholders unless a specific request is submitted to the Acquiring Fund's transfer agent. See "Information on Shareholders' Rights" and the Prospectus of the Acquiring Fund for additional information with respect to the shares of the Acquiring Fund.

          FEDERAL INCOME TAX CONSEQUENCES. The exchange of assets for shares of the Acquiring Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, the Acquiring Fund and Smith Barney Muni Funds on behalf of the Acquired Fund will receive an opinion from Willkie Farr & Gallagher, counsel to the Acquiring Fund, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

          (1) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund's shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (2) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund;

          (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund's shares to the Acquired Fund's shareholders;

          (4) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for shares of the Acquiring Fund;

          (5) the aggregate tax basis for shares of the Acquiring Fund received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of shares of the Acquired Fund surrendered therefor, and the holding period of shares of the Acquiring Fund to be received by each shareholder of the Acquired Fund will include the period during which shares of the Acquired Fund exchanged therefor were held by such shareholder (provided shares of the Acquired Fund were held as capital assets on the date of the Reorganization); and

          (6) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

          CAPITALIZATION. The following table shows the capitalization of the Acquiring Fund and the Acquired Fund as of September 25, 1995, and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.


                                                                                 Smith Barney
                                                   Smith Barney Muni              New Jersey
                                                   Funds New Jersey               Municipals          Pro Forma for
                                                       Portfolio                   Fund Inc.         Reorganization
                                                      (Unaudited)                 (Unaudited)         (Unaudited)


                                                                     (In thousands, except per share values)
 Class A Shares

 Net assets  . . . . . . . . . . . . . . . . .          $57,054                    $105,579              $162,633
 Net asset value per share . . . . . . . . . .          $ 13.54                    $  12.88              $  12.88
 Shares outstanding  . . . . . . . . . . . . .            4,215                       8,198                12,629

 Class B Shares

 Net assets  . . . . . . . . . . . . . . . . .          $ 2,121                    $ 58,657              $ 60,778
 Net asset value per share . . . . . . . . . .          $ 13.52                    $  12.87              $  12.87
 Shares outstanding  . . . . . . . . . . . . .              157                       4,556                 4,721

 Class C Shares

 Net assets  . . . . . . . . . . . . . . . . .          $ 3,453                    $    326              $ 3,779
 Net asset value per share . . . . . . . . . .          $ 13.52                    $  12.87              $ 12.87
 Shares outstanding  . . . . . . . . . . . . .              255                          25                  293

 Class Y Shares

 Net assets  . . . . . . . . . . . . . . . . .  $0                        $0                            $0
 Net asset value per share . . . . . . . . . .  $0                        $0                            $0
 Shares outstanding  . . . . . . . . . . . . .   0                         0                             0

 Class Z Shares
 Net assets  . . . . . . . . . . . . . . . . .  N/A                       $0                            $0
 Net asset value per share . . . . . . . . . .  N/A                       $0                            $0
 Shares outstanding  . . . . . . . . . . . . .  N/A                        0                             0


          As of the Record Date, there were 4,214,864 outstanding Class A shares, 156,832 outstanding Class B shares, 255,362 outstanding Class C shares and no outstanding Class Y shares of the Acquired Fund, and 8,198,416 outstanding Class A shares, 4,556,302 outstanding Class B shares, 25,350 outstanding Class

C shares and no outstanding Class Y shares or Class Z shares of the Acquiring Fund. As of the Record Date, the officers and Trustees of Smith Barney Muni Funds beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquired Fund. To the best knowledge of the Trustees of Smith Barney Muni Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), except as set forth in the table below, owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquired Fund. As of the Record Date, the officers and Directors of the Acquiring Fund beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquiring Fund. Except as set forth in the table below, to the best knowledge of the Directors of the Acquiring Fund, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Exchange Act) owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquiring Fund.



                                                                                     Percentage of
                                                                                      Class Owned
                                                                                       of Record
                                                                                    or Beneficially



                    Name and                                   Fund                                       Upon Consummation of the
                     Address                                 and Class            As of the Record Date        Reorganization

 Michael Donawick                                         Acquired Fund                   5.54%                  *
 21 Whitmore Drive                                           Class B
 Toms River, NJ 08757

 Carleton N. Rowe                                        Acquired Fund                   6.10                   5.57%
 Margaret T. Rowe                                            Class C
 206 Lenape Trail
 Wenonah, NJ 08090

 Theresa Stark                                           Acquiring Fund                  60.66                  5.23
 9 Brook Road                                               Class C
 P.O. Box 731
 Tenafly, NJ 07670

 Pascal John Ricatto &                                   Acquiring Fund                  12.31                   *
 Pamela Frederick Ricatto                                    Class C
 JTWROS
 518 Morningside Road
 Ridgewood, NJ 07450

_________________
 * Less than 1.00%


                     INFORMATION ABOUT THE ACQUIRING FUND

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH MARCH 31, 1995).

          Although municipal bond prices declined during the first half of the Fund's fiscal year ended March 31, 1995, they rebounded quite sharply during its second half. Despite this variable and oftentimes difficult investment environment, the Fund provided investors in Class A shares with a total return of 6.37% and Class B shares with a total return of 5.76% for the twelve months ended March 31, 1995. Reflecting the improvement in the municipal market that began in late 1994, Class C shares, a newly-available class of shares, earned a total return of 8.01% for the period between December 13, 1994 and March 31, 1995.

Economic and Market Overview

          Much can be said about the municipal bond and other fixed income markets of the past twelve months ended March 31, 1995, but they certainly cannot be described as dull. The Federal Reserve increased interest rates six times in 1994 and once in 1995 in an attempt to slow the rate of economic growth and prevent inflation from increasing. This process resulted in declining bond prices and rising interest rates during the first half of the Fund's fiscal year. During the second half of the year, the market produced a powerful bond rally that began in December 1994 as investors came to the conclusion that an elusive "soft landing" was indeed possible and inflation posed no real threat. The Fund's net asset value rebounded as a result of this rally, allowing it to post an increase for this fiscal year. Management anticipates that slower economic growth (at least over the near term) will contribute to a more stable interest rate environment in 1995 than investors experienced in 1994. Management believes that this will be particularly true of the tax-exempt market.

          Prices for New Jersey tax-exempt securities rallied along with the rest of the municipal sector as investors, who had experienced a very difficult downturn in the market and perhaps even a significant erosion in the value of their investments, became more comfortable with the economic scenario that began unfolding in late 1994. In addition, Governor Whitman's tax reductions and general approach to less government have been viewed favorably by tax-exempt investors. As a result, demand from individual investors has exceeded issuance and this, too, has led to higher prices for New Jersey tax-exempt securities.

Portfolio Strategy

          Management has continued to invest the Fund's assets in a portfolio of high-quality New Jersey tax-exempt securities with an average maturity of approximately 21 years. As of the end of the Fund's fiscal year ended March 31, 1995, 68% of the portfolio was invested in issues rated Aaa/AAA or Aa/AA
the two highest ratings in the investment grade category   by Moody's
Investors Services and Standard & Poor's Corporation, respectively. Management believes these securities offer shareholders the best value. The majority of assets were invested in general obligation, hospital, education, utility and pollution control bonds. These types of bonds provide the Fund with competitive yields and a high degree of liquidity, which makes it easier to navigate through turbulent market periods.

Outlook

          While the fixed income market has had a meaningful rally since the beginning of 1995, management thinks that it will be difficult to sustain for the balance of the year. Although the market may encounter some periodic volatility, management believes that it will be relatively stable for the remainder of the year. Municipal bond issuance in New Jersey is almost 70% lower to date in 1995 than it was in 1994, and this trend is expected to continue for the balance of the year. This scarcity of supply should have a steadying effect on the market over the months ahead.

               Management's Update (through September 20, 1995).

Economic Overview

          While the Orange County, California bankruptcy crisis remains a lingering concern to investors, management believes that over the last six months, tax reform has emerged as the major factor behind periodic weakness in the tax-exempt market. The most publicized of several tax-reform proposals currently circulating on Capitol Hill would reduce the value of tax-exempt investments along with home mortgage interest and state and local tax deductions. Management emphasizes that this and other plans are only proposals, and real legislative action is still probably several years away.

          Although the performance of tax-exempt investments has been excellent so far in 1995 relative to last year's poor results, tax-reform concerns, along with competition from a strong equity market, have caused municipal bonds to underperform other fixed-income securities in recent months. Municipal bonds are now quite cheap relative to Treasuries with long-term single A issues providing over 90% of the yield available on long-term Treasuries. At these levels, management believes that tax-exempt investors are being compensated for any tax-reform plans that might be implemented in the next two to three years.

          During the last three to four months, interest rates have stayed within a 25-basis point trading range, as the Federal Reserve Board's tight monetary policy slowed economic growth. In July, the Fed began to reverse its policy, and lowered the federal funds rate by one-quarter percentage point from 6% to 5.75% in an effort to stimulate growth. Management expects that the Fed will probably lower rates again some time in the fourth quarter.

Update on the State of New Jersey

          New Jersey bond issuance has been subdued over the past several months as the state develops new guidelines for bond sales. Governor Whitman has followed through on her campaign promise to reduce income taxes by 30% with the next installment of the reduction plan to be reflected in 1995 income taxes. However, this reduction has been achieved at the expense of local property taxes which have increased an average of 3% to 3.5% statewide. New Jersey's success in lowering income taxes was also achieved by reducing spending and the size of state government. The rating agencies have recognized this accomplishment by reconfirming the state's excellent rating (Aa1 from Moody's Investors Service and AA+ from Standard & Poor's Corporation). Management continues to maintain a 20.9 year average maturity in the Fund with a concentration of AAA rated issues (47.6%). Management believes that this area represents the best value currently available in the New Jersey municipal bond market.



 Smith Barney New Jersey Municipals Fund Inc.


 Historical Performance      Class A Shares (unaudited)

 Year Ended                       Net Asset Value              Capital Gains     Dividends Paid     Return of      Total Return*
 March 31                    Beginning           Ending             Paid                             Capital

   4/22/88-3/31/89            $11.40              $11.67           $0.01             $0.82             --              9.84%
         1990                 $11.67              $11.92           $0.03             $0.82             --              9.62%
         1991                 $11.92              $12.17           $0.05             $0.83            $0.01            9.89%
         1992                 $12.17              $12.44           $0.13             $0.77            $0.04            10.22%
         1993                 $12.44              $13.16           $0.14             $0.75            $0.01            13.49%
         1994                 $13.16              $12.55           $0.15             $0.70             --              1.66%
         1995                 $12.55              $12.62             --              $0.70             --              6.37%

 Total                                                             $0.51             $ 5.39           $0.06

 Cumulative Total Return - (4/22/88 through 3/31/95)                                                                   78.96%




 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the front- end sales charge (maximum 4.00%).



    THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY AND CAPITAL GAINS, IF ANY, ANNUALLY.



 Average Annual Total Return**    Class A Shares


                                         Without Sales Charge                                 With Sales Charge***
                                    With                     Without                     With                     Without
                                 Fee Waiver                Fee Waiver                 Fee Waiver                 Fee Waiver
                                and Expense                and Expense                and Expense               and Expense
                               Reimbursement              Reimbursement              Reimbursement             Reimbursement

 Year Ended 3/31/95                 N/A                       6.37%                       N/A                      2.11%

 Five Years Ended
 3/31/95                           8.25%                      8.09%                      7.37%                     7.21%

 Inception 4/22/88
 through 3/31/95                   8.75%                      8.46%                      8.11%                     7.82%





 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value. The Acquiring Fund commenced operations on April 22, 1988. The Acquiring Fund's investment adviser, sub-investment adviser and/or administrator waived investment advisory and sub-investment advisory and administration fees and/or reimbursed expenses from April 22, 1988 to March 31, 1994. A shareholder's actual return for periods during which waivers and reimbursements were in effect would be the higher of the two numbers shown.

*** Average annual total return figures shown assume the deduction of the maximum 4.00% sales charge.

    Note: On November 6, 1992, existing shares of the Fund were designated Class A shares. Class A shares are subject to a maximum 4.00% front-end sales charge and an annual service fee of 0.15% of the value of the average daily net assets attributable to that class. The Acquiring Fund's average annual rates of return would have been lower had service fees been in effect prior to November 6, 1992.

    GROWTH OF $10,000 INVESTED IN CLASS A SHARES OF SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC. VS. LIPPER NEW JERSEY PEER GROUP AVERAGE AND LEHMAN
                             MUNICIPAL BOND INDEX*

                        April 22, 1988 - March 31, 1995

                   Description of Mountain Chart -- Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on April 22, 1988 in Class A shares of the Acquiring Fund as compared with the growth of a $10,000 investment in the Lipper New Jersey Peer Group Average and the Lehman Brothers Municipal Bond Index. The plot points used to draw the line graphs were as follows:



                                                                  Growth of $10,000                   Growth of $10,000 Investment
                                 Growth of $10,000                Investment in the                   in the
              Month              Invested in Class A              Lipper New Jersey                   Lehman Municipal
              Ended              Shares of the Fund               Peer Group Average                       Bond Index
               04/22/88                         $ 9,600                     --                                   --
                  04/88                         $ 9,651                  $10,000                              $10,000
                  05/88                         $ 9,726                  $10,002                              $ 9,971
                  06/88                         $ 9,916                  $10,215                              $10,117
                  09/88                         $10,236                  $10,531                              $10,375
                  12/88                         $10,530                  $10,835                              $10,568
                  03/89                         $10,545                  $10,895                              $10,638
                  06/89                         $11,160                  $11,571                              $11,268
                  09/89                         $11,159                  $11,501                              $11,276
                  12/89                         $11,506                  $11,905                              $11,709
                  03/90                         $11,559                  $11,926                              $11,761
                  06/90                         $11,861                  $11,218                              $12,036
                  09/90                         $11,855                  $12,167                              $12,043
                  12/90                         $12,429                  $12,749                              $12,563
                  03/91                         $12,701                  $13,042                              $12,846
                  06/91                         $12,943                  $13,321                              $13,121
                  09/91                         $13,526                  $13,873                              $13,631
                  12/91                         $13,949                  $14,303                              $14,089
                  03/92                         $13,999                  $14,331                              $14,131
                  06/92                         $14,577                  $15,261                              $14,667
                  09/92                         $14,970                  $14,914                              $15,058
                  12/92                         $15,264                  $15,573                              $15,332
                  03/93                         $15,888                  $16,169                              $15,901
                  06/93                         $16,452                  $16,768                              $16,421
                  09/33                         $17,038                  $17,349                              $16,976
                  12/93                         $17,246                  $17,522                              $17,214
                  03/94                         $16,152                  $16,463                              $16,269
                  06/94                         $16,299                  $16,549                              $16,540
                  09/94                         $16,384                  $16,644                              $16,562















                  12/94                         $16,039                           $16,348                            $16,324
                  03/95                         $17,181                           $17,406                            $17,478



* Illustration of $10,000 invested in Class A shares on April 22, 1988 assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value through March 31, 1995.

  Lipper New Jersey Municipal Fund Average - The Lipper New Jersey Peer Group Average is composed of an average of the Fund's peer group of mutual funds (50 as of March 31, 1995) investing in New Jersey tax-exempt bonds.

  Lehman Municipal Bond Index - The Lehman Municipal Bond Index is an unmanaged, broad-based index which includes about 8,000 tax-free bonds and reflects approximately $300 billion of market capitalization.

  Index information is available at month-end only; therefore the closest month-end to inception date of the class has been used.

  Note: All figures cited here and on the previous page represent past performance of Class A shares and do not guarantee future results.




 Smith Barney New Jersey Municipals Fund Inc.


 Historical Performance    Class B Shares (unaudited)

 Year Ended                               Net Asset Value          Capital Gains     Dividends      Return of
 March 31                               Beginning    Ending            Paid            Paid          Capital       Total Return *

 11/6/92-3/31/93                         $12.75          $13.16           $0.14          $0.27         $0.01          6.60%
 1994                                    $13.16          $12.55           $0.15          $0.63         --             1.15%
 1995                                    $12.55          $12.62           --             $0.62         --             5.76%

 Total                                                                    $0.29          $1.52         $0.01

 Cumulative Total Return    (11/6/92 through 3/31/95)                                                                14.04%



* Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.




 Average Annual Total Return**    Class B Shares

                                         Without Sales Charge                                 With Sales Charge***
                                    With                     Without                     With                     Without
                                 Fee Waiver                Fee Waiver                 Fee Waiver                 Fee Waiver
                                and Expense                and Expense                and Expense               and Expense
                               Reimbursement              Reimbursement              Reimbursement             Reimbursement

 Year Ended 3/31/95                 N/A                       5.76%                       N/A                      1.26%

 Inception 11/6/92
 through 3/31/95                   5.63%                      5.55%                      4.47%                     4.40%



** All average annual total return figures shown reflect reinvestment of dividends and capital gains distributions at net asset value. The Fund's investment adviser, sub-investment adviser and/or administrator waived fees and/or reimbursed expenses from November 6, 1992 to March 31, 1994. A shareholder's actual return for periods during which waivers and reimbursements were in effect would be the higher of the two numbers shown.

*** Average annual total return figures assume the deduction of the maximum applicable CDSC which is described in the prospectus.

     Note:  The Fund began offering Class B shares on November 6, 1992.  Class
     B shares are subject to a maximum 4.50% CDSC and annual service and distribution fees of 0.15% and 0.50%, respectively, of the value of the average daily net assets attributable to that class.


                GROWTH OF $10,000 INVESTED IN CLASS B SHARES OF
               SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC. VS.
                   LIPPER NEW JERSEY PEER GROUP AVERAGE AND
                          LEHMAN MUNICIPAL BOND INDEX*

                       NOVEMBER 6, 1992 - MARCH 31, 1995

                   Description of Mountain Chart -- Class B

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on November 6, 1992 in Class B shares of the Acquiring Fund as compared with the growth of a $10,000 investment in the Lipper New Jersey Municipal Fund Average and the Lehman Brothers Municipal Bond Index. The plot points used to draw the line graphs were as follows:



                                                                 Growth of $10,000                     Growth of $10,000 Investment
                                  Growth of $10,000              Investment in the                     in the
              Month               Invested in Class B            Lipper New Jersey                     Lehman Municipal
              Ended               Shares of the Fund             Peer Group Average                         Bond Index
                10/31/92                      -                                    $10,000                           $10,000
                11/06/92                   $10,000                                       -                                 -
                   11/92                   $10,140                                 $10,265                           $10,179
                   12/92                   $10,255                                 $10,398                           $10,283
                   03/93                   $10,660                                 $10,797                           $10,664
                   06/93                   $11,025                                 $11,197                           $11,013
                   09/93                   $11,404                                 $11,585                           $11,385
                   12/93                   $11,529                                 $11,700                           $11,545
                   03/94                   $10,782                                 $10,993                           $10,911
                   06/94                   $10,865                                 $11,051                           $11,032
                   09/94                   $10,907                                 $11,114                           $11,108
                   12/94                   $10,662                                 $10,916                           $10,948
                   03/95                   $11,404**                               $11,623                           $11,722
                   03/95                   $11,107***




* Illustration of $10,000 invested in Class B shares on November 6, 1992 assuming reinvestment of dividends and capital gains distributions at net asset value through March 31, 1995.

**                  Value does not assume deduction of applicable CDSC.

*** Value assumes deduction of applicable CDSC (assuming redemption on March 31, 1995).

Lipper New Jersey Peer Group Average - The Lipper New Jersey Municipal Fund Average is composed of an average of the Fund's peer group of mutual funds (50 as of March 31, 1995) investing in New Jersey municipal bonds.

Lehman Municipal Bond Index - The Lehman Brothers Municipal Bond Index is an unmanaged, broad-based index which includes about 8,000 tax-free bonds and reflects approximately $300 billion of market capitalization.









Index information is available at month-end only; therefore, the closest month-end to inception date of the Fund has been used.

Note: All figures cited here and on the following pages represent past performance of the Fund and do not guarantee future results.


Smith Barney New Jersey Municipals Fund Inc.


 Historical Performance    Class C Shares (unaudited)


 Year Ended                      Net Asset Value                         Capital            Dividends                Total
 March 31                  Beginning            Ending                  Gains Paid             Paid                 Return*

 12/13/94-3/31/95          $11.86             $12.62                       $0.00              $0.18                       8.01%

 Cumulative Total Return    (12/13/94 through 3/31/95)                                                                    8.01%


* Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.





 Aggregate Total Return** -- Class C Shares

                                                                                Without CDSC                    With CDSC
                                                                                   Actual                       Actual***

 Inception 12/13/94 through 3/31/95                                                 8.01%                        7.01%


** All aggregate total return figures shown reflect reinvestment of dividends and capital gains distributions at net asset value.

*** Aggregate total return figures assume the deduction of the maximum applicable CDSC, which is described in the Acquiring Fund's prospectus.

Note: The Fund began offering Class C shares on November 7, 1994 and commenced selling these shares on December 13, 1994. Class C shares are subject to a maximum 1.00% CDSC and annual service and distribution fees of 0.15% and 0.55%, respectively, of the value of the average daily net assets attributable to that class.



          Performance information is not available for Class Y shares of the Acquiring Fund because, as of the Record Date, no Class Y shares of the Acquiring Fund had been sold.

                      INFORMATION ABOUT THE ACQUIRED FUND

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH MARCH 31, 1995).

          Municipal bond prices posted extremely strong gains in the first quarter of 1995, erasing most of the losses from last year's turbulent market. The New Jersey Portfolio had a total return of 6.64% (Class A shares) for the fiscal year. That was significantly above the 5.68% average total return for all New Jersey municipal bond funds over the same period, as reported by Lipper Analytical Services.

          Longer-term performance of the Portfolio is also excellent relative to its peers. The Portfolio's three-year cumulative total return (excluding sales charge) of 23.73% (Class A shares) outperformed the average cumulative total return of 22.61% for all New Jersey municipal bond funds in the Lipper survey for the period ended March 31, 1995. It should be noted that this strong performance over the last three years has been achieved with the need for only minimal capital gains distributions, an important consideration for investors interested in after-tax income.

Market and Economic Overview

          Since management's last report to shareholders in November 1994, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on The Bond Buyer's weekly 25-Bond Revenue Index of 30-year municipal bonds from a high of 7.37% on November 17, 1994 to 6.29% on March 31, 1995. This was substantially better than the performance of the benchmark 30-year Treasury bond, which experienced a decline in yield of 70 basis points from 8.13% to 7.43% during the same time frame.

          The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Federal Reserve Board since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices and retail sales. Industrial production and capacity utilization were also lower than expected signaling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

          Late in April, several tax-reform proposals which recommend a flat federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In management's opinion, it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

          Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in a roughly 30% decline in new-money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion in older high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issue volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

The New Jersey Economy

          Economic conditions in New Jersey are slowly recovering, producing increased state revenue collections. A proposed tax-cut plan will be closely watched by the major rating agencies for offsetting reductions in expenditures. New Jersey's general obligation debt carries as of March 31, 1995, an Aa1 rating from Moody's and an AA+ rating from Standard & Poor's with a "stable" outlook.

Portfolio Strategy and Outlook

          While management generally has a positive outlook for the fixed-income markets, the size of the rally experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. Management also believes that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

          In light of this viewpoint, management is maintaining a balanced approach to structuring the interest-rate sensitivity of the Portfolio by investing in a combination of both long and short effective maturities. Most long-term municipal bonds are callable prior to their stated maturity date. When a bond has a coupon higher than prevailing market yields, its maturity is effectively shortened to the call date for trading purposes because of the possibility that the issuer will exercise its option to replace the bond with lower-cost debt. Management is retaining high-coupon bonds that trade well above their face value for the defensiveness of their shorter effective maturities and the above-market level of income they provide. However, management is also focusing on eliminating bonds with shorter call dates when they are trading near their face value. Such bonds have unfavorable performance characteristics because they retain the downside risk of their longer maturity if rates should rise, but their appreciation potential is limited by the shorter call date if interest rates decline. Management is replacing such issues with bonds that have similar stated maturities but greater call protection.

          Although this strategy sacrifices some of the current income being generated by the Portfolio, it enhances long-term performance potential if interest rates continue to decline without adding to downside risk if interest rates rise. Management believes that positioning the Portfolio in this manner is the best way to achieve the Fund's objective of the highest tax-free income consistent with prudent investment risk.

          Management's Update (as of September 13, 1995).

          The fixed-income markets have been rallying in recent weeks in response to economic reports pointing to slower growth and lower inflation. This rally has pushed the yield on the benchmark 30-year Treasury bond to the low end of the 6.5% to 7% range, where it has been trading over the last several months. After significantly underperforming Treasuries during the strong rally earlier in the year, long-term municipals have kept pace with 30-year Treasuries as reflected in the movement in the yield of The Bond Buyer's 25 Revenue Bond Index to 6.16% from its recent peak of 6.44% reached in mid-August. However, municipal bonds are still quite cheap relative to Treasuries with long-term single A issues providing over 90% of the yield available on long-term Treasuries. The primary reason for this historically high taxable/tax-exempt yield ratio is investor concern over the potential impact of various highly publicized "flat tax" proposals discussed in management's March 31, 1995 report to shareholders. At these levels, management believes that all but the most radical tax reform proposals have been more than fully discounted, and that long-term municipals represent excellent value.

          While inflation remains quite subdued, and management does not expect it to accelerate meaningfully from current levels, in management's opinion any sign of a rebound in economic activity is likely to result in a move to higher interest rates over the near term.

Management intends to retain most of the Portfolio's more defensive high-coupon issues for income purposes but will have a bias toward putting new cash flows to work in non-callable and lower-coupon bonds in what it believes will be a positive environment for fixed-income investments over the longer term.

The New Jersey Economy

          Economic conditions in New Jersey continue to recover. There has been no change in the state's ratings, which are Aa1 from Moody's and AA+ (with a stable outlook) from Standard & Poor's.

Smith Barney Muni Funds -- New Jersey Portfolio


 Historical Performance    Class A Shares


                                              Net Asset Value
                                       Beginning               End              Income            Capital Gains          Total
 Year Ended                             of Year              of Year           Dividends          Distributions        Returns(1)

 3/31/95                               $13.23                 $13.29             $0.78                $0.00               6.64%
 3/31/94                                13.71                  13.23              0.80                 0.00               2.17
 3/31/93                                12.90                  13.71              0.82                 0.06              13.55
 3/31/92                                12.52                  12.90              0.85                 0.08              10.73
 Inception* - 3/31/91                   12.00                  12.52              0.33                 0.00               7.12

 Total                                                                           $3.58                $0.14







 Historical Performance    Class B Shares

                                          Net Asset Value

                                     Beginning               End                Income           Capital Gains            Total
 Year Ended                           of Year              of Year             Dividends         Distributions          Returns(1)

 Inception* - 3/31/95                  $12.26                $13.28             $0.29                $0.00               10.86%






 Historical Performance    Class C Shares

                                          Net Asset Value

                                      Beginning               End                Income           Capital Gains            Total
 Year Ended                            of Year              of Year             Dividends         Distributions          Returns(1)
 3/31/95                               $13.22                $13.28             $0.69                $0.00                5.91%
 3/31/94                                13.71                 13.22              0.71                 0.00                1.40
 Inception* - 3/31/93                   13.36                 13.71              0.19                 0.00                4.04

 Total                                                                          $1.59                $0.00






     It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds -- New Jersey Portfolio


 Average Annual Total Return


                                                                                        Without Sales Charge(1)
                                                                           Class A             Class B              Class C

 Year Ended 3/31/95                                                              6.64%           N/A            5.91%
 Inception* through 3/31/95                                                      8.96           10.86           5.10
                                                                                          With Sales Charge(2)
                                                                           Class A             Class B              Class C

 Year Ended 3/31/95                                                              2.38%           N/A              4.91%
 Inception* through 3/31/95                                                      7.97                 6.36        5.10





 Cumulative Total Return

                                                                                        Without Sales Charge(1)

 Class A (Inception* through 3/31/95)                                           46.74%
 Class B (Inception* through 3/31/95)                                           10.86
 Class C (Inception* through 3/31/95)                                           11.74


(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable CDSC with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00%; Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

* Inception dates for Class A, Class B and Class C shares are October 11, 1990, November 16, 1994 and January 5, 1993, respectively.


                         Growth of $10,000 Invested in
                  Class A Shares of New Jersey Portfolio vs.
                       Lehman Long Bond Index* Portfolio
                                  (unaudited)


                           October 1990 - March 1995

                    Description of Mountain Chart - Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on October 11, 1990 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Brothers Long Bond Index. The plot points used to draw the line graphs were as follows:




                                             Growth of $10,000 Investment in     Growth of $10,000 Investment in
                 Month Ended                 Class A Shares                      Lehman Long Bond Index


                      October 11, 1990           $ 9,600.00                          $10,000.00
                        March 31, 1991            10,273.03                           10,757.71
                        March 31, 1992            11,345.40                           11,982.77
                        March 31, 1993            12,851.10                           13,735.72
                        March 31, 1994            13,099.60                           13,893.25
                        March 31, 1995            13,949.80                           15,147.72


* Hypothetical illustration of $10,000 invested in Class A shares at inception on October 11, 1990, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The Index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.


          Performance information is not available for Class Y shares of Acquired Fund because, as of the Record Date, no Class Y shares of Acquired Fund had been sold.

               COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

          The following discussion comparing investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund is based upon and qualified in its entirety by the disclosure in the prospectuses of the Acquiring Fund and the Acquired Fund with respect to the Funds' respective investment objectives, policies and restrictions. For a full discussion of these issues as they relate to the Acquiring Fund, refer to the Prospectus of the Acquiring Fund, which accompanies this Prospectus/Proxy Statement, under the caption "Investment Objective and Management Policies," and for a discussion of these issues as they relate to the Acquired Fund, refer to the Prospectus of the Acquired Fund under the caption "Investment Objectives and Management Policies."

          INVESTMENT OBJECTIVE. The Acquiring Fund and the Acquired Fund have generally similar investment objectives. The Acquiring Fund seeks to provide New Jersey investors with as high a level of dividend income exempt from federal income tax and New Jersey personal income tax as is consistent with prudent investment management and the preservation of capital. The Acquired Fund seeks to provide as high a level of income exempt from federal income taxes and from New Jersey personal income taxes as is consistent with prudent investing. There can be no assurance that either Fund will be able to achieve its investment objective. Both the Acquiring Fund's and the Acquired Fund's investment objectives are considered fundamental policies which cannot be changed without the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the respective Fund, which is the lesser of: (i) 67% of the voting securities of the Fund present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities of such Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such Fund.

          PRIMARY INVESTMENTS. The Acquiring Fund operates subject to an investment policy providing that, under normal market conditions, it will invest at least 80% of its net assets in municipal securities and at least 65% of the aggregate principal amount of the Acquiring Fund's investments in New Jersey municipal securities, which pay interest which is excluded from gross income for federal income tax purposes and which is exempt under the New Jersey Gross Income Tax Act. Municipal obligations are issued to raise money for a variety of public projects, such as health facilities, housing, airports, schools, highways and bridges. Whenever less than 80% of the Acquired Fund's assets are invested in New Jersey municipal securities, the Acquired Fund, in order to maintain its status as a "qualified investment fund" under New Jersey law, will seek to invest in debt obligations which, in the opinion of counsel to the issuers, are free from state or local taxation under New Jersey or federal laws ("Tax-Exempt Obligations"). The Acquired Fund's investments in New Jersey municipal securities and Tax-Exempt Obligations will represent at least 80% of the aggregate principal amount of all of its investments, excluding cash and cash items (including receivables). Subject to these minimum investment intentions, the Acquiring Fund also may acquire intermediate- and long-term debt obligations consisting of municipal securities, the interest on which is at least exempt from federal income taxation (not including the possible applicability of the alternative minimum tax). When the Manager believes that market conditions warrant adoption of a temporary defensive investment posture, the Acquiring Fund may invest without limit in non-New Jersey municipal issuers and in temporary investments as described below. The Acquired Fund operates subject to a fundamental policy that under normal market conditions it will seek to invest 100% of its assets, and will invest not less than 80% of its assets, in municipal obligations the interest on which is exempt from federal income taxes (other than the alternative minimum tax) and not less than 65% of its assets in municipal obligations the interest on which is also exempt from New Jersey personal income taxes in the opinion of bond counsel to the issuers. The Acquired Fund may invest up to 20% of its assets in taxable fixed income securities, but only in obligations issued or guaranteed by the full faith and credit of the United States ("U.S. government securities"), and may invest more than 20% of its assets in U.S. government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquired Fund's monies available for investment exceed New Jersey's municipal obligations available for purchase that meet the Acquired Fund's rating, maturity and other investment criteria.

          The Acquiring Fund generally will invest at least 75% of its total assets in investment grade debt obligations rated no lower than Baa, MIG 3 or Prime-1 by Moody's Investors Services, Inc. ("Moody's") or BBB, SP-2 or A-1 by Standard & Poor's Corporation ("S&P"), or in unrated obligations of comparable quality. Unrated obligations will be considered to be of investment grade if deemed by the Manager to be comparable in quality to instruments so rated, or if other outstanding obligations of the issuers thereof are rated Baa or better by Moody's or BBB or better by S&P. The balance of the Acquiring Fund's assets may be invested in securities rated as low as C by Moody's or D by S&P, or comparable unrated securities. (These securities are often referred to as "junk bonds.") Securities in the fourth highest rating category, though considered to be investment grade, have speculative characteristics. Securities rated as low as D are extremely speculative and are in actual default of interest and/or principal payments. Obligations which are rated Baa by Moody's or BBB by S&P and those which are weighted lower than investment grade are subject to greater market fluctuations and more uncertainty as to payment of principal and interest, and therefore generate higher yields, than obligations rated above Baa or BBB.

          Municipal bonds purchased by the Acquired Fund must, at the time of purchase, be investment grade municipal bonds and at least two-thirds of the Acquired Fund's municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or have an equivalent rating by any nationally recognized statistical rating organization; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA rated even though the issuer does not obtain a new rating. Up to one-third of the assets of the Acquired

Fund may be invested in municipal bonds rated Baa or BBB (this grade, while regarded as having an adequate capacity to pay interest and repay principal, is considered to be of medium quality and has speculative characteristics; in addition, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds) or in unrated municipal bonds if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Acquired Fund may invest. After the Acquired Fund purchases a municipal bond, the issuer may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Acquired Fund's portfolio but the Manager will consider such an event in determining whether the Acquired Fund should continue to hold the security. The Acquired Fund's short-term municipal obligations will be limited to high grade obligations (obligations that are secured by the full faith and credit of the United States or rated MIG1 or MIG2, VMIG1 or VMIG2 or Prime-1 or Aa or better by Moody's or SP-1+, SP-1, SP-2, or A-1 or AA or better by S&P or have an equivalent rating by any nationally recognized statistical rating organization or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Acquired Fund may invest are floating or variable rate term demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and Revenue Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Acquired Fund may purchase participation interests ("Participations") in variable rate tax-exempt securities (such as Industrial Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Acquired Fund. Participations will be purchased only if management believes interest income on such Participations will be tax-exempt when distributed as dividends to shareholders.

          Each Fund's average weighted maturity will vary from time to time based on the judgment of the Manager. The Acquiring Fund intends to focus on intermediate- and long-term obligations, that is, obligations with remaining maturities at the time of purchase of between three and twenty years. The average maturity of the Acquired Fund's bonds will typically range between five and thirty years.

          Because many issuers of New Jersey municipal securities may chose not to have their obligations rated, it is possible that a large portion of each Fund's portfolio may consist of unrated obligations. Unrated obligations are not necessarily of lower quality than rated obligations, but to the extent a Fund invests in unrated obligations, the Fund will be more reliant on the Manager's judgment, analysis and experience than would be the case if such Fund invested only in rated obligations.

          The Acquiring Fund may invest without limit in municipal leases, which generally are participations in intermediate- and short-term debt obligations issued by municipalities consisting of leases or installment purchase contracts for property or equipment. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain non-appropriation clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the non-appropriation risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although non-appropriation lease obligations are often secured by the underlying property, disposition of the property in the event of foreclosure might prove difficult. There is no limitation on the percentage of the Acquiring Fund's assets that may be invested in municipal lease obligations. The Acquired Fund does not have an expressed position with respect to investing in municipal leases.

          Each Fund may invest without limits in private activity bonds. Sizable investments in such obligations could involve an increased risk to the Funds should any of the related projects or facilities experience financial difficulties. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for purposes of the federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a federal alternative minimum tax to the extent that a Fund's dividends are derived from interest on those bonds. Dividends derived from interest income on New Jersey municipal securities are a component of the "current earnings" adjustment item for purposes of the federal corporate alternative minimum tax.

          Each of the Acquiring Fund and Smith Barney Muni Funds is classified as a non-diversified investment company under the 1940 Act, which means that each Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. Each Fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Code, which will relieve the Fund of any liability for federal income tax and New Jersey state franchise tax to the extent its earnings are distributed to shareholders. To so qualify, among other requirements, each Fund will limit its investments so that, at the close of each quarter of the taxable year, (a) not more than 25% of the market value of such Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer.

          New Jersey Municipal Securities. The two principal classifications of New Jersey municipal securities are "general obligation bonds" and "revenue bonds." General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Sizeable investments in such obligations could involve an increased risk to the Fund should any of such related facilities experience financial difficulties. In addition, certain types of private activity bonds issued by or on behalf of public authorities to obtain funds for privately operated facilities are included in the term New Jersey municipal securities, provided the interest paid thereon qualifies as excluded from gross income for federal income tax purposes and as exempt from New Jersey state personal income tax. Private activity bonds are in most cases revenue bonds and generally do not carry the pledge of the credit of the issuing municipality.

          In attempting to achieve its investment objective, the Funds may employ, among others, the following portfolio strategies:

          When-Issued Securities. New issues of New Jersey municipal securities (and other tax-exempt obligations) frequently are offered on a when-issued basis, which means that delivery and payment for such securities normally take place within 45 days after the date of the commitment to purchase. Each Fund will not accrue income with respect to a when-issued security prior to its stated delivery date. When-issued securities may decline or appreciate in value before their actual delivery to a Fund. Each Fund will establish a segregated account with the Fund's custodian consisting of cash, U.S. government securities or other high grade debt obligations in an amount equal to the purchase price of the Fund's when-issued commitments. A Fund generally will make commitments to purchase New Jersey municipal securities (and other tax-exempt obligations) on a when-issued basis only with the intention of actually acquiring the securities, but the Fund may sell such securities before the delivery date if it is deemed advisable.

          Temporary Investments. Under normal market conditions, the Acquiring Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments ("Temporary Investments"). In addition, when the Manager believes that market conditions warrant, including when acceptable New Jersey municipal securities are unavailable, the Acquiring Fund may take a temporary defensive posture and invest without limitation in Temporary Investments. Securities eligible for short-term investment by the Acquiring Fund under such circumstances are tax-exempt notes of municipal issuers having, at the time of purchase, a rating within the three highest grades of

Moody's or S&P or, if not rated, having an issue of outstanding debt securities rated within the three highest grades of Moody's or S&P, and certain taxable short-term instruments having quality characteristics comparable to those for tax-exempt investments. Since the commencement of its operations, the Acquiring Fund has not found it necessary to invest in taxable Temporary Investments and it is not expected that such action will be necessary. Similarly, the Acquired Fund may invest up to 20% of its assets in taxable fixed income securities, but only in U.S. government securities, and may invest more than 20% of its assets in U.S. government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquired Fund's monies available for investments exceed New Jersey's municipal obligations available for purchase that meet the Acquired Fund's rating, maturity and other investment criteria. To the extent a Fund holds Temporary Investments, it may not achieve its investment objective.

          Financial Futures and Options Transactions. The Acquiring Fund may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a domestic exchange or board of trade. Such investments, if any, by the Acquiring Fund will be made solely for the purpose of hedging against the changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions and where the transactions are economically appropriate to the reduction of risks inherent in the management of the Acquiring Fund. The futures contracts or options on futures contracts that may be entered into by the Acquiring Fund will be restricted to those that are either based on a municipal securities index or related to debt securities, the prices of which are anticipated by the Manager to correlate with the prices of the New Jersey municipal securities owned or to be purchased by the Acquiring Fund. Regulations of the Commodity Futures Trading Commission applicable to the Acquiring Fund (and the Acquired Fund) require that its transactions in financial futures contracts and options on financial futures contracts be engaged in for bona fide hedging purposes, or if the Fund enters into futures contracts for speculative purposes, that the aggregate initial margin deposits and premiums paid by the Fund will not exceed 5% of the market value of its assets. In addition, the Acquiring Fund's ability to trade in financial futures contracts and options on financial futures contracts may be limited to some extent by the requirements of the Code, applicable to a regulated investment company, that are described in the accompanying Prospectus of the Acquiring Fund under "Dividends, Distributions and Taxes."

          Although the Acquiring Fund intends to enter into financial futures contracts and options on financial futures contracts that are traded on a domestic exchange or board of trade only if an active market exists for those instruments, no assurance can be given that an active market will exist for them at any particular time. If closing a futures position in anticipation of adverse price movements is not possible, the Acquiring Fund would be required to make daily cash payments of variation margin. In those circumstances, an increase in the value of the portion of the Acquiring Fund's investments being hedged, if any, may offset partially or completely losses on the futures contract. No assurance can be given, however, that the price of the securities being hedged will correlate with the price movements in a futures contract and, thus, provide an offset to losses on the futures contract or option on the futures contract. In addition, in light of the risk of an imperfect correlation between securities held by the Acquiring Fund that are the subject of a hedging transaction and the futures or options used as a hedging device, the hedge may not be fully effective because, for example, losses on the securities held by the Acquiring Fund may be in excess of gains on the futures contract or losses on the futures contract may be in excess of gains on the securities held by the Acquiring Fund that were the subject of the hedge. In an effort to compensate for the imperfect correlation of movement in the price of the securities being hedged and movements in the price of futures contracts, the Acquiring Fund may enter into financial futures contracts or options on financial futures contracts in a greater or lesser dollar amount than the dollar amount of the securities being hedged if the historical volatility of the futures contract has been less or greater than that of the securities. This "over hedging" or "under hedging" may adversely affect the Acquiring Fund's net investment results if market movements are not as anticipated when the hedge is established.

          If the Acquiring Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of securities it holds and rates decrease instead, the Acquiring Fund will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures or options position. In addition, in those situations, if the Acquiring Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements on the futures contracts at a time when it may be disadvantageous to do so. These sales of securities may, but will not necessarily, be at increased prices that reflect the decline in interest rates.

          The Acquired Fund may also invest in municipal bond index futures contracts (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. government securities as a hedging policy in pursuit of its investment objective; provided that immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposit on the Acquired Fund's net assets would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments would be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or in market conditions but does not wish to liquidate the Acquired Fund's securities.

          Lower Rated Securities or "Junk Bonds." Although the Acquiring Fund has not substantially done so in the past, the Acquiring Fund may invest up to 25% of its total assets in Securities that are rated as low as C by Moody's or D by S&P, or comparable unrated securities. While the market values of low-rated and comparable unrated securities tend to react less to fluctuations in interest rate levels than the market values of higher-rated securities, the market values of certain low-rated and comparable unrated municipal securities also tend to be more sensitive than higher-rated securities to short-term corporate and industry developments and changes in economic conditions (including recession) in specific regions or localities or among specific types of issuers. In addition, lower-rated securities and comparable unrated securities generally present a higher degree of credit risk. During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of lower-rated and comparable unrated securities to service their payment obligations, meet projected goals or obtain additional financing may be impaired. The risk of loss due to default by such issuers is significantly greater because low-rated and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. The Acquiring Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.

          While the market for municipal securities is considered to be generally adequate, the existence of limited markets for particular low-rated and comparable unrated securities may diminish the Acquiring Fund's ability to
(a) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value and (b) sell the securities at fair value either to meet redemption requests or to respond to changes in the economy or in the financial markets. The market for certain low-rated and comparable unrated securities has not fully weathered a major economic recession. Any such recession, however, would likely disrupt severely the market for such securities and adversely affect the value of such securities. Any such economic downturn also could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

          Fixed-income securities, including low-rated securities and comparable unrated securities, frequently have call or buy-back features that permit their issuers to call or repurchase the securities from their holders, such as the Acquiring Fund. If an issuer exercises the rights during periods of declining interest rates, the Acquiring Fund may have to replace the security with a lower yielding security, thus resulting in a decreased return to the Acquiring Fund.

          The Acquired Fund may not purchase comparable lower rated securities.

          INVESTMENT RESTRICTIONS. Each Fund has adopted the following investment restrictions for the protection of shareholders. These restrictions may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the voting securities of the Fund.

          1. The Acquiring Fund may not issue senior securities, as defined in the 1940 Act and the rules and orders thereunder, except insofar as the Acquiring Fund may be deemed to have issued senior securities by reason of borrowing money or purchasing securities on a when-issued or delayed-delivery basis, purchasing or selling futures contracts and options on futures contracts and other similar instruments, and issuing separate classes of shares. The Acquired Fund does not have a similar investment restriction.

          2. The Acquiring Fund may not invest more than 25% of its total assets in securities of issuers in the same industry. For purposes of this limitation, U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry. Similarly, the Acquired Fund may not invest more than 25% of its total assets taken at market value in any one industry, except that municipal obligations and securities of the U.S. government, its agencies and instrumentalities, and New Jersey municipal obligations are not considered an industry for purposes of this limitation.

          3. Neither Fund may borrow money, except that a Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, in an amount not exceeding 10% of the value of the respective Fund's total assets (including, in the case of the Acquiring Fund, the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings exceed 5% of the value of a Fund's total assets, such Fund will not make any additional investments. The Acquired Fund is further prohibited from mortgaging or pledging its assets, except to secure borrowing permitted by the previous sentence.

          4. Neither Fund may make loans. For the Acquiring Fund, this restriction does not apply to the purchase of the debt obligations in which the Fund may invest consistent with its investment objective and policies, repurchase agreements, and loans of its portfolio securities. For the Acquired Fund, this restriction does not apply except to the extent the purchase of bonds or other evidences of indebtedness, the entry into repurchase agreements or deposits with banks, including the Acquired Fund's custodian, may be considered loans.

          5. The Acquiring Fund may not engage in the business of underwriting securities issued by other persons, except to the extent that the Acquiring Fund may technically be deemed to be an underwriter under the Securities Act of 1933, as amended, in disposing of portfolio securities. Similarly, the Acquired Fund may not underwrite the securities of other issuers.

          6. The Acquiring Fund may not purchase or sell real estate, real estate mortgages, real estate investment trust ("REIT") securities, commodities or commodity contracts, but this shall not prevent the Acquiring Fund from investing in securities of issuers engaged in the real estate business and securities which are secured by real estate or interests therein, holding or selling real estate received in connection with securities it holds, or trading in futures contracts and options on futures contracts. The Acquired Fund may not purchase or hold any real estate, except that it may invest in securities secured by real estate or interests therein or issued by persons (other than REITs) which deal in real estate or interests therein, and may not purchase or sell commodities and commodity contracts, except that it may invest in or sell municipal bond futures index contracts, provided immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposits on the Acquired Fund's existing futures contracts would not exceed 5% of the value of its total assets.

          7. Neither Fund may purchase any securities on margin (except, in the case of the Acquiring Fund, for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities) or sell any securities short (except, in the case of the Acquiring Fund, against the box). For purposes of this restriction, the deposit or payment by the Acquiring
Fund of initial maintenance margin in connection with futures contracts and related options and options on securities is not considered to be the purchase
of a security on margin.      8.  The Acquired Fund will not invest more than
          10% of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market. The Acquiring Fund may not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time.



        9. The Acquired Fund may not write or purchase put, call, straddle or spread options. The Acquiring Fund may not engage in the purchase or sale of put, call, straddle or spread options or in the writing of such options, except that the Fund may purchase and sell options on interest rate futures contracts. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time.




Other Non-Fundamental Investment Restrictions

          1. The Acquiring Fund may not invest more than 5% of the value of its total assets in the securities of issuers having a record, including predecessors, of less than three years of continuous operation, except U.S. government securities. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time. For purposes of this restriction, issuers include predecessors, sponsors, controlling persons, general partners, guarantors and originators of underlying assets. Similarly, as a matter of operating policy, the Acquired Fund will not invest more than 5% of its assets in unseasoned issuers, including their predecessors, which have been in operation for less than three years.

          2. The Acquiring Fund may not invest in companies for the purpose of exercising control. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time. The Acquired Fund does not have a similar investment restriction.

          3. The Acquiring Fund may not invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time. The Acquired Fund does not have a similar investment restriction.

          4. The Acquired Fund, as a matter of operating policy, will not purchase oil, gas, or other mineral leases, rights or royalty contracts or exploration or development programs, except that the Acquired Fund may invest in the securities of issuers which operate, invest in, or sponsor such programs. The Acquiring Fund may not purchase or sell oil and gas interests. This is not a fundamental investment restriction with respect to the Acquiring Fund and may be changed by the Acquiring Fund's Board of Directors at any time.


                      INFORMATION ON SHAREHOLDERS' RIGHTS

          General. The Acquiring Fund and Smith Barney Muni Funds are open-end, management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Acquiring Fund is a Maryland corporation which was incorporated on November 12, 1987 and is governed by its Articles of Incorporation, By-Laws and Board of Directors. The Acquired Fund is a series of Smith Barney Muni Funds, which was organized on August 14, 1985 under the laws of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." Smith Barney Muni Funds is governed by its Declaration of Trust, By-Laws and Trustees. Each Fund is also governed by applicable state and federal law.
The Acquiring Fund has an authorized capital of 100,000,000 shares of common stock with a par value of $.001 per share. The beneficial interest in the Acquired Fund is divided into shares, all with a par value of $.001 per share. The number of authorized shares of the Acquired Fund that may be issued is unlimited. The Trustees of Smith Barney Muni Funds have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate portfolios, and may authorize the issuance of additional series of shares in the future. In both the Acquiring Fund and the Acquired Fund, Class A shares, Class B shares and Class C shares represent interests in the assets of the Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares are borne solely by each class and each class of shares has exclusive voting rights with respect to provisions of each Fund's Rule 12b-1 distribution plan which pertains to a particular class. Notwithstanding the foregoing, Class B shares of either Fund will convert automatically to Class A shares of such Fund, based on relative net asset value, eight years after the date of the original purchase of such shares. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted to Class A shares of the respective Fund at that time.

          Directors/Trustees. The By-Laws of the Acquiring Fund provide that Directors shall be elected by written ballot at any meeting of shareholders held for that purpose, and the term of office of each director shall be from the time of his election and qualification until his or her successor shall have been elected and shall have qualified or until his death, resignation or removal, or as otherwise provided by law. The Declaration of Trust of Smith Barney Muni Funds provides that the term of office of each Trustee shall be from the time of his or her election until the termination of the Trust or until such Trustee sooner dies, resigns or is removed. Any Director of the Acquiring Fund may be removed by the vote of at least a majority of the votes entitled to be cast for the election of Directors. A Trustee of Smith Barney Muni Funds may be removed with cause by written instrument, signed by at least two-thirds of the remaining Trustees. Vacancies on the Boards of either the Acquiring Fund or Smith Barney Muni Funds may be filled by the Directors or Trustees, as the case may be, remaining in office. A meeting of shareholders will be required for the purpose of electing additional Directors or Trustees whenever fewer than two-thirds of the Directors or a majority of the Trustees then in office were elected by shareholders.

          Voting Rights. Neither the Acquiring Fund nor the Acquired Fund holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Directors/Trustees unless and until such time as less than two-thirds of the Directors or a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of the Acquired Fund or the Acquiring Fund, for any purpose, must be called upon the written request of shareholders holding at least 25% of such Fund's outstanding shares, except that a meeting of shareholders of the Acquiring Fund for the purpose of removal of a Director must be called upon the written request of shareholders holding at least 10% of the Acquiring Fund's outstanding shares. On each matter submitted to a vote of the shareholders of the Acquired Fund or the Acquiring Fund, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Fund's books. With respect to the shares of the Acquiring Fund, a majority of the votes cast on an action at a shareholder meeting at which a quorum is present shall decide any questions except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or as may otherwise be set forth in the Acquiring Fund's organizational documents, or in cases where the vote is submitted to the holders of one or more but not all classes, a majority of the votes cast of the particular class affected by the matter shall decide such matter. With respect to matters relating to Smith Barney Muni Funds requiring a majority shareholder vote as described in the Declaration of Trust, a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present shall decide such matter. In cases where the vote is submitted to the holders of one or more but not all series or classes, a majority of the outstanding shares of the particular series or class affected by the matter shall decide such matter.

          Liquidation or Dissolution. In the event of the liquidation or termination of any of the portfolios of Smith Barney Muni Funds or the liquidation or dissolution of the Acquiring Fund, the shareholders of the respective Fund are entitled to receive, when, and as declared by the Trustees or Directors, as the case may be, the excess of the assets over the liabilities belonging to the liquidated or terminated portfolio of Smith Barney Muni Funds or the liquidated or dissolved Acquiring Fund, as the case may be. The assets so distributed to shareholders of Smith Barney Muni Funds will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the liquidated or terminated portfolio of Smith Barney Muni Funds. The assets so distributed to shareholders of the Acquiring Fund will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the Acquiring Fund.

          Liability of Directors/Trustees. The Articles of Incorporation of the Acquiring Fund provide that the Directors and officers shall not be liable for monetary damages as a Director or officer, except to the extent such exemption is not permitted by law. The Acquiring Fund's By-Laws further provide that the Acquiring Fund shall indemnify each Director and officer to the full extent permitted by Maryland General Corporation Law the Securities Act of 1933, as amended, and the 1940 Act. Under the Declaration of Trust and By-Laws of the Smith Barney Muni Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Declaration of Trust further provides that Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of the Smith Barney Muni Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

          Rights of Inspection. Maryland law permits any shareholder of the Acquiring Fund or any agent of such shareholder to inspect and copy during the Acquiring Fund's usual business hours the Acquiring Fund's By-Laws, minutes of shareholder proceedings, annual statements of the Acquiring Fund's affairs and voting trust agreements on file at its principal office. Shareholders of Smith Barney Muni Funds have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law.

Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

          Shareholder Liability. Under Maryland law, the Acquiring Fund's shareholders do not have personal liability for the Acquiring Fund's corporate acts and obligations. Shares of the Acquiring Fund issued to the shareholders of the Acquired Fund in the Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights. Under Massachusetts law, shareholders of the Acquired Fund may, under certain circumstances, be held personally liable for the obligations of the Acquired Fund. Smith Barney Muni Funds' Declaration of Trust, however, disclaims shareholder liability for acts or obligations of the Acquired Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Acquired Fund. The Declaration of Trust also provides indemnification out of the property of the Acquired Fund for all losses and expenses of any shareholder held personally liable for the obligations of the Acquired Fund.

          The foregoing is only a summary of certain characteristics of the operations of the Acquiring Fund and the Acquired Fund. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the corporate documents or trust documents and state laws governing each Fund for a more thorough description.


                         ADDITIONAL INFORMATION ABOUT
                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
                                      AND
                            SMITH BARNEY MUNI FUNDS

          SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC. Information about the Acquiring Fund is included in its current Prospectus dated May 29, 1995, as supplemented by a Prospectus Supplement dated September 1, 1995 and in the Statement of Additional Information dated May 29, 1995 that has been filed with the SEC, both of which are incorporated herein by reference. A copy of the Prospectus is attached hereto, and a copy of the Statement of Additional Information is available upon request and without charge by writing to the Acquiring Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling (800) 224-7523.

          SMITH BARNEY MUNI FUNDS. Information about the Acquired Fund is incorporated herein by reference from its current Prospectus dated November 7, 1994, as supplemented by a Prospectus Supplement dated July 26, 1995, and the Statement of Additional Information of Smith Barney Muni Funds dated July 31, 1995. A copy of such Prospectus and Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling (800) 224-7523.

          Both the Acquiring Fund and Smith Barney Muni Funds are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.

                                OTHER BUSINESS

          The Trustees of Smith Barney Muni Funds do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.


                              VOTING INFORMATION

          This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of Smith Barney Muni Funds to be used at the Special Meeting of Shareholders of the Acquired Fund to be held at 4:00 p.m. on November 14, 1995, at 388 Greenwich Street, New York, New York 10013, and at any adjournment or adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about October 26, 1995.
Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of one-third of the shares of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR approval of the proposed Reorganization and FOR approval of any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Acquired Fund, Christina T. Sydor, Esq., 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

          Approval of the Plan will require the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Acquired Fund. Shareholders of Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class.
Shareholders of the Acquired Fund are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.

          Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of Smith Barney and its affiliates and/or by TSSG. In addition, Applied Mailing Systems, Inc., an affiliate of TSSG ("Applied Mailing"), or an agent of Applied Mailing, may call shareholders to ask if they would be willing to have their votes recorded by telephone. The latter telephone voting procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his or her social security number (in the case of an individual) or taxpayer identification number (in the case of an entity). The shareholder's telephone vote will be recorded and a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder's instructions. Although a shareholder's vote may be taken by telephone, each shareholder will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. The Acquired Fund has been advised by Massachusetts counsel that this telephonic voting system complies with Massachusetts law.
The aggregate cost of solicitation of the shareholders of the Acquired Fund is expected to be approximately $2,610. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Fund and expenses incurred in connection with the preparation of this Prospectus/Proxy Statement will be borne by the Acquiring Fund and the Acquired Fund in proportion to their assets.

          In the event that a quorum necessary for a shareholders meeting is not present or sufficient votes to approve the Reorganization are not received by November 14, 1995, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.

          The votes of the shareholders of the Acquiring Fund are not being solicited by this Prospectus/Proxy Statement.

                       FINANCIAL STATEMENTS AND EXPERTS

          The statement of assets and liabilities of the Acquired Fund, including the schedule of investments, as of March 31, 1995, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the years in the four-year period then ended, and for the period October 11, 1990 (commencement of operations) to March 31, 1991, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The statement of assets and liabilities of the Acquiring Fund, including the schedule of investments, as of March 31, 1995, the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the years in the six-year period then ended, and for the period August 22, 1988 (commencement of operations) to March 31, 1989, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

          Certain legal matters concerning the issuance of shares of the Acquiring Fund will be passed upon by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022. In rendering such opinion, Willkie Farr & Gallagher may rely on an opinion of Venable, Baetjer and Howard, LLP as to certain matters under Maryland law.

          THE BOARD OF TRUSTEES OF THE SMITH BARNEY MUNI FUNDS, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

                                                  EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 23rd day of October, 1995, by and between Smith Barney New Jersey Municipals Fund Inc., a Maryland corporation with its principal place of business at 388 Greenwich Street, New York, New York 10013 (the "Acquiring Fund"), and Smith Barney Muni Funds, a Massachusetts business trust, with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of its New Jersey Portfolio (the "Acquired Fund").

          This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A, Class B and Class C shares of common stock of the Acquiring Fund (collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund Share") and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.

          WHEREAS, the Acquiring Fund and Smith Barney Muni Funds are registered investment companies of the management type and the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, the Acquiring Fund is authorized to issue shares of common stock and Smith Barney Muni Funds is authorized to issue shares of beneficial interest in respect of its sub-trusts;

          WHEREAS, the Board of Trustees of Smith Barney Muni Funds has determined that the exchange of all or substantially all of the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

          WHEREAS, the Board of Directors of the Acquiring Fund has determined that the exchange of all or substantially all the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction.

          NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND ASSUMPTION OF SCHEDULED LIABILITIES OF THE ACQUIRED FUND AND LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, Smith Barney Muni Funds agrees on behalf of the Acquired Fund to transfer the Acquired Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class A shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (ii) to deliver to the Acquired Fund the number of Class B Acquiring Fund Shares, including fractional Class B Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class B shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class B Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (iii) to deliver to the Acquired Fund the number of Class C Acquiring Fund Shares, including fractional Class C Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class C shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (iv) to assume scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

          1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all or substantially all property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

               (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The

Acquired Fund reserves the right to sell any of these securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

          1.3. The Acquired Fund will endeavor to discharge all the Acquired Fund's known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund prepared by Smith Barney Mutual Fund Management Inc. (the "Manager"), as adviser of the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

          1.4. As provided in paragraph 3.3, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Shareholders of Class A, Class B and Class C of the Acquired Fund shall receive Class A, Class B and Class C shares, respectively, of the Acquiring Fund. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although any outstanding share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

          1.6. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates on which the Acquired Fund is terminated.

          1.8. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be terminated under the laws of the Commonwealth of Massachusetts and in accordance with its governing documents.

2.   VALUATION

          2.1. The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.2. The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.3. All computations of value shall be made by the Manager in accordance with its regular practice as pricing agent for the Acquired Fund and the Acquiring Fund, respectively.

3.   CLOSING AND CLOSING DATE

          3.1. The Closing Date shall be November 17, 1995, or such later date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, or at such other time and/or place as the parties may agree.

          3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3. Smith Barney Muni Funds shall deliver on behalf of the Acquired Fund at the Closing a list of the names and addresses of the Acquired Fund's Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing, certified on behalf of the Acquired Fund by the Chairman of the Board or the President of Smith Barney Muni Funds. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date to the Secretary of Smith Barney Muni Funds, or provide evidence satisfactory to Smith Barney Muni Funds that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

          4.1. Smith Barney Muni Funds and the Acquired Fund represent and warrant to the Acquiring Fund as follows:

          (a) The Acquired Fund is a portfolio of Smith Barney Muni Funds, which is a business trust, duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

          (b) Smith Barney Muni Funds is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect;

          (c) Smith Barney Muni Funds is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Declaration of Trust or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which Smith Barney Muni Funds or the Acquired Fund is a party or by which it is bound;

          (d) Smith Barney Muni Funds has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Acquired Fund prior to the Closing Date;

          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to Smith Barney Muni Fund's knowledge threatened against Smith Barney Muni Funds with respect to the Acquired Fund or any of the Acquired Fund's properties or assets (other than that previously disclosed to the other party to the Agreement) which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. Smith Barney Muni Funds or the Acquired Fund know of no facts which might form the basis for the institution of such proceedings and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or the ability of Smith Barney Muni Funds on behalf of the Acquired Fund to consummate the transactions herein contemplated;

          (f) The Statements of Assets and Liabilities of the Acquired Fund for each of the four fiscal years ended March 31, 1995, and for the period October 11, 1990 (commencement of operations) to March 31, 1991, have been audited by KPMG Peat Marwick LLP, independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring
Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein;

          (g) The Acquired Fund will file its final federal and other tax returns for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law then to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (h) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

          (i) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund (other than Class B shares of the Acquired Fund which, under certain circumstances, are convertible into Class A shares of the Acquired Fund);

          (j) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to the Acquiring Fund;

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Smith Barney Muni Funds' Board of Trustees, and subject to the approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by the Acquiring Fund, will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The information to be furnished by the Acquired Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto; and

          (m) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to the Acquiring
Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

          4.2. The Acquiring Fund represents and warrants to the Smith Barney Muni Funds and to the Acquired Fund as follows:

          (a) The Acquiring Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

          (b) The Acquiring Fund is a registered investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (d) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

          (e) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which the Acquiring Fund is a party or by which it is bound;

          (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or any of the Acquiring Fund's properties or assets. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and the Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or ability to consummate the transactions contemplated herein;

          (g) The Statement of Assets and Liabilities of the Acquiring Fund for the six fiscal years ended March 31, 1995, and for the period August 22, 1988 (commencement of operations) to March 31, 1989, have been audited by Coopers & Lybrand L.L.P., independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein;

          (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to have been filed by such date shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (i) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future;

          (j) At the date hereof, all issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund (other than Class B shares of the Acquiring Fund which, under certain circumstances, are convertible into Class A shares of the Acquiring Fund);

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of the Acquiring Fund's Board of Directors, and this Agreement, assuming due authorization, execution and delivery by the Acquired Fund, constitutes a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof;

          (m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

          (n) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

          (o) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue the Acquiring Fund's operations after the Closing Date.

5.   COVENANTS OF THE ACQUIRED FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRING
     FUND

          5.1. The Acquiring Fund and Smith Barney Muni Funds on behalf of the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

          5.2. The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          5.3. The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

          5.5. Subject to the provisions of this Agreement, the Acquiring Fund and Smith Barney Muni Funds on behalf of the Acquired Fund, each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Chairman of the Board or President and the Treasurer of Smith Barney Muni Funds.

          5.7. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY MUNI FUNDS IN RESPECT OF THE ACQUIRED FUND

          The obligations of Smith Barney Muni Funds on behalf of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all of the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          6.2. The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          6.3. The Acquired Fund shall have received on the Closing Date a favorable opinion from Willkie Farr & Gallagher, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to Christina T. Sydor, Esq., Secretary of the Acquired Fund, covering the following points:

     That (a) the Acquiring Fund is a corporation duly organized and validly existing under the laws of the State of Maryland; (b) the Acquiring Fund is an open-end management investment company registered under the 1940 Act; (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of the Acquiring Fund, and this Agreement has been duly executed and delivered by the Acquiring Fund and, assuming due authorization by Smith Barney Muni Funds on behalf of the Acquired Fund, is a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms against the assets of the Acquiring Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (d) the Acquiring Fund Shares to be issued to the Acquired Fund for distribution to its shareholders pursuant to this Agreement have been, to the extent of the number of Acquiring Fund Shares of the particular class authorized to be issued by the Acquiring Fund in its Articles of Incorporation and then unissued, duly authorized and, subject to the receipt by the Acquiring Fund of consideration equal to the respective net asset values thereof (but in no event less than the par value thereof), such Acquiring Fund Shares, when issued in accordance with this Agreement, will be validly issued and fully paid and non-assessable.

          Such opinion may state that it is solely for the benefit of Smith Barney Muni Funds, its Trustees and its officers. Such counsel may rely, as to matters governed by the laws of the State of Maryland, on an opinion of Maryland counsel.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

          The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Muni Funds and the Acquired Fund of all the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1. All representations and warranties of Smith Barney Muni Funds and the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          7.2. Smith Barney Muni Funds on behalf of the Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of Smith Barney Muni Funds;

          7.3. Smith Barney Muni Funds on behalf of the Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of Smith Barney Muni Funds and the Acquired Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          7.4. The Acquiring Fund shall have received on the Closing Date a favorable opinion of Sullivan & Cromwell, counsel to the Acquired Fund, in a form satisfactory to Christina T. Sydor, Esq., Secretary of the Acquiring Fund, covering the following points:

     That (a) the Acquired Fund is a series of Smith Barney Muni Funds, which is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts; (b) Smith Barney Muni Funds is an open-end management investment company registered under the 1940 Act; and
     (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Muni Funds, and this Agreement has been duly executed and delivered by Smith Barney Muni Funds and, assuming due authorization, execution and delivery by the Acquiring Fund, is a valid and binding obligation of Smith Barney Muni Funds with respect to the Acquired Fund enforceable in accordance with its terms against the assets of the Acquired Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          Such opinion may state that it is solely for the benefit of the Acquiring Fund, its Directors and its officers. Such counsel may rely, as to matters governed by the laws of the Commonwealth of Massachusetts, on an opinion of Massachusetts counsel.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRING FUND

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquiring Fund, or Smith Barney Muni Funds on behalf of the Acquired Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of Smith Barney Muni Fund's Declaration of Trust and By-laws and certified copies of the votes evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor Smith Barney Muni Funds on behalf of the Acquired Fund may waive the conditions set forth in this paragraph 8.1;

          8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

          8.3. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

          8.4. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

          8.5. The Acquired Fund shall have declared and paid a dividend or dividends on the outstanding shares of the Acquired Fund which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividend declared and paid by the Acquired Fund shall also include all of such fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward);

          8.6. The parties shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to the Acquiring Fund and Smith Barney Muni Funds in respect of the Acquired Fund and satisfactory to Christina T. Sydor, Esq., as Secretary of each of the Funds, substantially to the effect that for federal income tax purposes:

     (a) the transfer of all or substantially all of the Acquired Fund's assets in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund; (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired

Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund's shareholders; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) the aggregate tax basis for Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and (f) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor Smith Barney Muni Funds on behalf of the Acquired Fund may waive the conditions set forth in this paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

          9.1. The Acquiring Fund represents and warrants to Smith Barney Muni Funds on behalf of the Acquired Fund, and Smith Barney Muni Funds on behalf of the Acquired Fund represents and warrants to the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

          9.2. (a) Except as may be otherwise provided herein, Smith Barney Inc., the distributor of the Acquiring Fund and the Acquired Fund, shall be liable for the expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2 hereof; (iii) any special pricing fees associated with the valuation of the Acquired Fund's or the Acquiring Fund's portfolio on the Closing Date; (iv) expenses associated with preparing this Agreement and preparing and filing the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization. The Acquired Fund shall be liable for: (x) all fees and expenses related to the liquidation and termination of the Acquired Fund; and (y) fees and expenses of the Acquired Fund's custodian and transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's custodian and transfer agent incurred in connection with the Reorganization.

          (b) Consistent with the provisions of paragraph 1.3, the Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

          11.1. This Agreement may be terminated at any time prior to the Closing Date by: (i) the mutual agreement of Smith Barney Muni Funds on behalf of the Acquired Fund and the Acquiring Fund; (ii) Smith Barney Muni Funds on behalf of the Acquired Fund in the event that the Acquiring Fund shall, or the Acquiring Fund in the event that Smith Barney Muni Funds or the Acquired Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or
(iii) Smith Barney Muni Funds on behalf of the Acquired Fund, or by the Acquiring Fund, if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2. In the event of any such termination, there shall be no liability for damages on the part of either Smith Barney Muni Funds on behalf of the Acquired Fund or the Acquiring Fund or their respective Trustees, Directors or officers to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.

12.  AMENDMENTS; WAIVERS

          12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Smith Barney Muni Funds and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund shareholders called by the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

          12.2. At any time prior to the Closing Date either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by hand delivery, prepaid telegraph, telecopy or certified mail addressed to Smith Barney Muni Funds, 388 Greenwich Street, 22nd Floor, New York, New York 10013, Attention: Jessica Bibliowicz; or to Smith Barney New Jersey Municipals Fund Inc., 388 Greenwich Street, 22nd Floor, New York, New York 10013, Attention: Heath B. McLendon.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF
     LIABILITY

          14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          14.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          14.5. It is expressly agreed that the obligations of Smith Barney Muni Funds in respect of the Acquired Fund shall not be binding upon any Trustees, shareholders, nominees, officers, agents or employees personally, but bind only the trust property of Smith Barney Muni Funds as provided in the Declaration of Trust of Smith Barney Muni Funds. The execution and delivery of this Agreement have been authorized by the Trustees of Smith Barney Muni Funds and this Agreement has been executed by authorized officers of Smith Barney Muni Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of Smith Barney Muni Funds as provided in Smith Barney Muni Funds' Declaration of Trust.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                     SMITH BARNEY MUNI FUNDS
                              on behalf of NEW JERSEY PORTFOLIO




/s/ Christina T. Sydor                   By: /s/ Jessica Bibliowicz
Name:  Christina T. Sydor                Name:  Jessica Bibliowicz
Title: Secretary                         Title: President



Attest:                     SMITH BARNEY NEW JERSEY MUNICIPALS
                              FUND INC.




/s/ Christina T. Sydor                   By: /s/ Heath B. McLendon
Name:  Christina T. Sydor                Name:  Heath B. McLendon
Title: Secretary                         Title: Chairman of the Board

                                  PROSPECTUS
                                      OF
                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
                    DATED MAY 29, 1995, AS SUPPLEMENTED BY
                A PROSPECTUS SUPPLEMENT DATED SEPTEMBER 1, 1995

                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
                                 (the "Fund")

                           Supplement to Prospectus
                              dated May 29, 1995

     The following table replaces the table found in the Fund's Prospectus under "The Fund's Expenses:"

     THE FUND'S EXPENSES The following expense table lists the costs and expenses an investor will incur either directly or indirectly as a shareholder of the Fund, based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption and, unless otherwise noted, the Fund's operating expenses for its most recent fiscal year.




                                                                        Class A        Class B       Class C        Class Y

 Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of offering
  price)                                                                4.00%          None          None           None

 Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)                                                   None*          4.50%         1.00%          None

 Annual Fund Operating Fund Expenses
  (as a percentage of average net assets)
  Management fees                                                       0.55%          0.55%         0.55%          0.55%
  12b-1 fees**                                                          0.15           0.65          0.70           None
  Other expenses***                                                     0.18           0.19          0.19           0.18
 Total Fund Operating Expenses                                          0.88%          1.39%         1.44%          0.73%




* Purchase of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.


** Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee. Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

*** For Class Y shares, "Other expenses" have been estimated based on expenses incurred by Class A shares because no Class Y shares had been purchased as of March 31, 1995.

     On July 19, 1995, the Board of Directors of the Fund approved a reduction in the investment advisory fee paid by the Fund to Smith Barney Mutual Funds Management Inc. ("SBMFM"). Accordingly, effective November 17, 1995, the Fund's investment advisory fee will be decreased from 0.35% to 0.30% of the average daily net assets of the Fund.

     On June 12, 1995, SBMFM assumed responsibility for all administrative functions for the Fund, including the functions previously performed by The Boston Company Advisors, Inc. ("Boston Advisors"). As of that date, Boston Advisors ceased to serve as sub-administrator to the Fund. Also, as of June 12, 1995, PNC Bank, National Association ("PNC") assumed responsibility as the custodian of the Fund. As of that date, Boston Safe Deposit and Trust Company, an affiliate of Boston Advisors, ceased to serve as the Fund's custodian. PNC is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania.
     Effective July 15, 1995, employees of members of the National Association of Securities Dealers, Inc. may purchase Class A shares of the Fund at net asset value.


Supplement dated September 1, 1995

                                                                    SMITH BARNEY
                                                New Jersey Municipals Fund Inc.

                                                                    MAY 29, 1995

                                                   PROSPECTUS BEGINS ON PAGE ONE





[LOGO OF SMITH BARNEY MUTUAL FUNDS APPEAR HERE]
P R O S P E C T U S

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS                                              MAY 29, 1995

  388 Greenwich Street
  New York, New York 10013
  (212) 723-9218

  Smith Barney New Jersey Municipals Fund Inc. (the "Fund") is a non-diversified municipal fund that seeks to provide New Jersey investors with as high a level of dividend income exempt from Federal income taxes and New Jersey state personal income tax as is consistent with prudent investment management and the preservation of capital.

  This Prospectus concisely sets forth certain information about the Fund, including sales charges, distribution and service fees and expenses, that investors will find helpful in making an investment decision. Investors are encouraged to read this Prospectus carefully and retain it for future refer-ence. Additional information about the Fund is contained in a Statement of Additional Information dated May 29, 1995, as amended or supplemented from time to time, that is available upon request and without charge by calling or writ-ing the Fund at the telephone number or address set forth above or by contact-ing a Smith Barney Financial Consultant. The Statement of Additional Informa-tion has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference into this Prospectus in its entirety.

SMITH BARNEY INC.
Distributor

SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
Investment Adviser and Administrator

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SMITH BARNEY
New Jersey Municipals Fund Inc.

TABLE OF CONTENTS

PROSPECTUS SUMMARY                              3
-------------------------------------------------
FINANCIAL HIGHLIGHTS                           12
-------------------------------------------------
INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES   16
-------------------------------------------------
NEW JERSEY MUNICIPAL SECURITIES                24
-------------------------------------------------
VALUATION OF SHARES                            26
-------------------------------------------------
DIVIDENDS, DISTRIBUTIONS AND TAXES             26
-------------------------------------------------
PURCHASE OF SHARES                             30
-------------------------------------------------
EXCHANGE PRIVILEGE                             37
-------------------------------------------------
REDEMPTION OF SHARES                           42
-------------------------------------------------
MINIMUM ACCOUNT SIZE                           43
-------------------------------------------------
PERFORMANCE                                    44
-------------------------------------------------
MANAGEMENT OF THE FUND                         45
-------------------------------------------------
DISTRIBUTOR                                    47
-------------------------------------------------
ADDITIONAL INFORMATION                         48
-------------------------------------------------


   No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund or the Distributor. This Prospectus does not constitute an offer by the Fund or the Distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus and in the Statement of Additional Information. Cross references in this summary are to headings in the Prospec-tus. See "Table of Contents."

INVESTMENT OBJECTIVE The Fund is an open-end, non-diversified, management investment company that seeks to provide New Jersey investors with as high a level of dividend income exempt from Federal income taxes and New Jersey state personal income tax as is consistent with prudent investment management and the preservation of capital. Its investments consist primarily of intermediate- and long-term investment-grade municipal securities issued by or on behalf of the State of New Jersey or any of its instrumentalities, and its political subdivi-sions, agencies and public authorities and certain other municipal issuers such as the Commonwealth of Puerto Rico, the Virgin Islands and Guam ("New Jersey Municipal Securities") that pay interest which is excluded from gross income for Federal income tax purposes and exempt from New Jersey state personal income taxes. Intermediate- and long-term municipal securities have remaining maturities at the time of purchase of between three and thirty years. See "In-vestment Objective and Management Policies."

ALTERNATIVE PURCHASE ARRANGEMENTS The Fund offers several classes of shares ("Classes") to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered three Classes of shares: Class A shares, Class B shares and Class C shares, which differ principally in terms of sales charges and rate of expenses to which they are subject. A fourth Class of shares, Class Y shares, is offered only to investors meeting an initial investment minimum of $5,000,000. See "Purchase of Shares" and "Redemption of Shares."

  Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of up to 4.00% and are subject to an annual service fee of 0.15% of the average daily net assets of the Class. The initial sales charge may be reduced or waived for certain purchases. Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a contingent deferred sales charge ("CDSC") of 1.00% on redemptions made within 12 months of purchase. See "Prospectus Summary--Reduced or No Initial Sales Charge."

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY (CONTINUED)


  Class B Shares. Class B shares are offered at net asset value subject to a maximum CDSC of 4.50% of redemption proceeds, declining by 0.50% the first year after purchase and by 1.00% each year thereafter to zero. This CDSC may be waived for certain redemptions. Class B shares are subject to an annual service fee of 0.15% and an annual distribution fee of 0.50% of the average daily net assets of this Class. The Class B shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares.

  Class B Shares Conversion Feature. Class B shares will convert automatically to Class A shares, based on relative net asset value, eight years after the date of the original purchase. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and dis-tributions ("Class B Dividend Shares") will be converted at that time. See "Purchase of Shares--Deferred Sales Charge Alternatives."

  Class C Shares. Class C shares are sold at net asset value with no initial sales charge. They are subject to an annual service fee of 0.15% and an annual distribution fee of 0.55% of the average daily net assets of the Class C shares, and investors pay a CDSC of 1.00% if they redeem Class C shares within 12 months of purchase. This CDSC may be waived for certain redemptions. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares. Purchases of Class C shares, which when combined with current holdings of Class C shares of the Fund, equal or exceed $500,000 in the aggregate, should be made in Class A shares at net asset value with no sales charge, and will be subject to a CDSC of 1.00% on redemp-tions made within 12 months of purchase.

  Class Y Shares. Class Y shares are available only to investors meeting an initial investment minimum of $5,000,000. Class Y shares are sold at net asset value with no initial sales charge or CDSC. Class Y shares are not subject to any service or distribution fees.

  In deciding which Class of Fund shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

  Intended Holding Period. The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY (CONTINUED)

her investment. Shareholders who are planning to establish a program of regular investment may wish to consider Class A shares; as the investment accumulates shareholders may qualify for reduced sales charges and the shares are subject to lower ongoing expenses over the term of the investment. As an alternative, Class B and Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Fund. Any investment return on these additional invested amounts may partially or wholly offset the higher annual expenses of these Classes. Because the Fund's future return cannot be predicted, however, there can be no assurance that this would be the case.

  Finally, investors should consider the effect of the CDSC period and any con-version rights of the Classes in context of their own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, they do not have a conversion feature, and therefore, are subject to an ongoing distribution fee. Thus, Class B shares may be more attractive than Class C shares to investors with longer term investment outlooks.

  Investors investing a minimum of $5,000,000 must purchase Class Y shares, which are not subject to any initial sales charge, CDSC or service or distribu-tion fees. The maximum purchase amount for Class A shares is $4,999,999, Class B shares is $249,999 and Class C shares is $499,999. There is no maximum pur-chase amount for Class Y shares.

  Reduced or No Initial Sales Charge. The initial sales charge on Class A shares may be waived for certain eligible purchasers, and the entire purchase price will be immediately invested in the Fund. In addition, Class A share pur-chases, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The $500,000 aggregate investment may be met by adding the purchase to the net asset value of all Class A shares offered with a sales charge held in funds sponsored by Smith Barney Inc. ("Smith Barney") listed under "Exchange Privilege." Other Class A share purchases may also be eligible for a reduced initial sales charge. See "Purchase of Shares." Because the ongoing expenses of Class A shares may be lower than those for Class B and Class C shares, purchasers eligible to pur-chase Class A shares at net asset value or at a reduced sales charge should consider doing so.

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY (CONTINUED)


  Smith Barney Financial Consultants may receive different compensation for selling each Class of shares. Investors should understand that the purpose of the CDSC on the Class B and Class C shares is the same as that of the initial sales charge on the Class A shares.

  See "Purchase of Shares" and "Management of the Fund" for a complete descrip-tion of the sales charges and service and distribution fees for each Class of shares and "Valuation of Shares," "Dividends, Distributions and Taxes" and "Ex-change Privilege" for other differences between the Classes of shares.

PURCHASE OF SHARES Shares may be purchased through the Fund's distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group. See "Purchase of Shares."

INVESTMENT MINIMUMS Investors in Class A, Class B and Class C shares may open an account by making an initial investment of at least $1,000. Investors in Class Y shares may open an account for an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes. The minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent investment requirement for all Classes through the Systematic Investment Plan described below is $50. There is no minimum investment require-ment in Class A for unitholders who invest distributions from a unit investment trust ("UIT") sponsored by Smith Barney. See "Purchase of Shares."

SYSTEMATIC INVESTMENT PLAN The Fund offers shareholders a Systematic Investment Plan under which they may authorize the automatic placement of a purchase order each month or quarter for Fund shares in an amount of at least $50. See "Pur-chase of Shares."

REDEMPTION OF SHARES Shares may be redeemed on each day the New York Stock Exchange, Inc. ("NYSE") is open for business. See "Purchase of Shares" and "Re-demption of Shares."

MANAGEMENT OF THE FUND Smith Barney Mutual Funds Management Inc. ("SBMFM"), serves as the Fund's investment adviser. SBMFM provides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY (CONTINUED)

Inc. ("Holdings"). Holdings is a wholly owned subsidiary of the Travelers Group Inc. ("Travelers"), a diversified financial services holding company engaged, through its subsidiaries, principally in four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services.

  SBMFM also serves as the Fund's administrator and The Boston Company Advi-sors, Inc. ("Boston Advisors") serves as the Fund's sub-administrator. Boston Advisors is a wholly owned subsidiary of The Boston Company, Inc. ("TBC"), which in turn is a wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). See "Management of the Fund."

EXCHANGE PRIVILEGE Shares of a Class may be exchanged for shares of the same class of certain other funds of the Smith Barney Mutual Funds at the respective net asset values next determined, plus any applicable sales charge differen-tial. See "Exchange Privilege."

VALUATION OF SHARES Net asset value of the Fund for the prior day generally is quoted daily in the financial section of most newspapers and is also available from Smith Barney Financial Consultants. See "Valuation of Shares."

DIVIDENDS AND DISTRIBUTIONS Dividends from net investment income are paid on the last Friday of each calendar month to shareholders of record as of the prior Tuesday. Distributions of net realized long- and short-term capital gains, if any, are declared and paid annually after the end of the fiscal year in which they were earned. See "Dividends, Distributions and Taxes."

REINVESTMENT OF DIVIDENDS Dividends and distributions paid on shares of a Class will be reinvested automatically, unless otherwise specified by an investor, in additional shares of the same Class at current net asset value. Shares acquired by dividend and distribution reinvestments will not be subject to any sales charge or CDSC. Class B shares acquired through dividend and distribution rein-vestments will become eligible for conversion to Class A shares on a pro rata basis. See "Dividends, Distributions and Taxes."

RISK FACTORS AND SPECIAL CONSIDERATIONS There can be no assurance that the Fund will achieve its investment objective. Assets of the Fund also may be invested in the municipal securities of non-New Jersey municipal issuers ("Other Munici-pal Securities" and, together with New Jersey Municipal

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY (CONTINUED)

Securities, "Municipal Securities"). Dividends paid by the Fund that are derived from interest attributable to New Jersey Municipal Securities will be excluded from gross income for Federal income tax purposes and exempt from New Jersey state personal income taxes (but not from New Jersey state franchise tax or New Jersey state corporate income tax), provided, however, the Fund is a qualified investment fund under New Jersey law. Dividends derived from interest on Other Municipal Securities will be exempt from Federal income taxes, but may be subject to New Jersey state personal income taxes. Dividends derived from certain Municipal Securities (including New Jersey Municipal Securities), how-ever, may be a specific tax preference item for Federal alternative minimum tax purposes. The Fund may invest without limit in securities subject to the Fed-eral alternative minimum tax. See "Investment Objective and Management Poli-cies" and "Dividends, Distributions and Taxes."

  The Fund is more susceptible to factors adversely affecting issuers of New Jersey Municipal Securities than is a municipal bond fund that does not empha-size these issuers. See "New Jersey Municipal Securities" in the Prospectus and "Special Considerations Relating to New Jersey Municipal Securities" in the Statement of Additional Information for further details about the risks of investing in New Jersey obligations.

  The Fund is classified as a non-diversified investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Fund's assumption of large positions in the obligations of a small number of issuers may cause the Fund's share price to fluctuate to a greater extent than that of a diversified company as a result of changes in the financial conditions or in the market's assessment of the issuers.

  The Fund generally will invest at least 75% of its assets in securities rated investment grade, and may invest the remainder of its assets in securities rated as low as C by Moody's Investors Service, Inc. ("Moody's") or D by Stan-dard & Poor's Corporation ("S&P"), or in unrated obligations, of comparable quality. Securities in the fourth highest rating category, though considered to be investment grade, have speculative characteristics. Securities rated as low as D are extremely speculative and are in actual default of interest and/or principal payments.

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY (CONTINUED)


  There are several risks in connection with the use of when-issued securities, municipal bond index and interest rate futures contracts and put and call options thereon as hedging devices, and municipal leases. See "Investment Objective and Management Policies--Certain Portfolio Strategies."

THE FUND'S EXPENSES The following expense table lists the costs and expenses an investor will incur either directly or indirectly as a shareholder of the Fund, based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption and, unless otherwise noted the Fund's operating expenses for its most recent fiscal year:

                                                CLASS A CLASS B CLASS C CLASS Y
-------------------------------------------------------------------------------
SHAREHOLDER TRANSACTION EXPENSES
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)             4.00%   None    None    None
 Maximum CDSC (as a percentage of original cost
 or redemption proceeds, whichever is lower)     None*   4.50%   1.00%   None
-------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES
 (as a percentage of average net assets)
 Management fees                                 0.50%   0.50%   0.50%   0.50%
 12b-1 fees**                                    0.15    0.65    0.70    None
 Other expenses***                               0.23    0.24    0.24    0.23
-------------------------------------------------------------------------------
TOTAL FUND OPERATING EXPENSES                    0.88%   1.39%   1.44%   0.73%
-------------------------------------------------------------------------------

  * Purchase of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

 ** Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee. Class C shares do not have a con-version feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

*** For Class Y shares, "Other expenses" have been estimated based on expenses incurred by Class A shares because no Class Y shares had been purchased as of March 31, 1995.



  The sales charge and CDSC set forth in the above table are the maximum charges imposed on purchases or redemptions of Fund shares and investors may actually pay lower or no charges depending on the amount purchased and, in the case of Class B, Class C and certain Class A shares, the length of time the shares are held. See "Purchase of Shares" and "Redemption of Shares."

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY (CONTINUED)

Smith Barney receives an annual 12b-1 service fee of 0.15% of the value of average daily net assets of Class A shares. Smith Barney also receives, with respect to Class B shares, an annual 12b-1 fee of 0.65% of the value of average daily net assets of that Class, consisting of a 0.50% distribution and a 0.15% service fee, and with respect to Class C shares, Smith Barney receives an annual 12b-1 fee of 0.70% of the value of average daily net assets of the Class, consisting of a 0.55% distribution fee and a 0.15% service fee. "Other expenses" in the above table include fees for shareholder services, custodial fees, legal and accounting fees, printing costs and registration fees.

SMITH BARNEY
New Jersey Municipals Fund Inc.

PROSPECTUS SUMMARY (CONTINUED)


  The following example is intended to assist an investor in understanding the various costs that an investor in the Fund will bear directly or indirectly. The example assumes payment by the Fund of operating expenses at the levels set forth in the table above. See "Purchase of Shares," "Redemption of Shares" and "Management of the Fund."

EXAMPLE                                       1 YEAR 3 YEARS 5 YEARS 10 YEARS*
------------------------------------------------------------------------------
An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5.00%
annual return and (2) redemption at the end
of each time period:
 Class A                                       $49     $67     $87     $144
 Class B                                        59      74      86      151
 Class C                                        37      58      91      185
 Class Y                                         7      23      41       91
------------------------------------------------------------------------------
An investor would pay the following expenses
on the same investment, assuming the same
annual return and no redemption:
 Class A                                        49      67      87      144
 Class B                                        14      44      76      151
 Class C                                        27      58      91      185
 Class Y                                         7      23      41       91
------------------------------------------------------------------------------

* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.

  The example also provides a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, the Fund's actual return will vary and may be greater or less than 5.00%. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTA-TION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

SMITH BARNEY
New Jersey Municipals Fund Inc.

FINANCIAL HIGHLIGHTS


  Except where otherwise noted, the following information has been audited by Coopers & Lybrand, independent accountants, whose report thereon appears in the Fund's Annual Report dated March 31, 1995. This information should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report, which is incorporated by reference into the Statement of Additional Information.

FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH YEAR:

                                      YEAR        YEAR        YEAR     YEAR
                                     ENDED       ENDED       ENDED     ENDED
                                    3/31/95     3/31/94     3/31/93   3/31/92
--------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF YEAR  $  12.55    $  13.16    $  12.44  $ 12.17
--------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS:
 Net investment income***               0.70        0.70        0.75     0.77
 Net realized and unrealized
   gain/(loss) on investments           0.07      (0.46)        0.87     0.44
--------------------------------------------------------------------------------
TOTAL FROM INVESTMENT OPERATIONS        0.77        0.24        1.62     1.21
--------------------------------------------------------------------------------
DISTRIBUTIONS:
 Distributions from net investment
   income                              (0.70)      (0.69)      (0.75)   (0.77)
 Distributions in excess of net
   investment income                     --        (0.01)        --       --
 Distributions from net realized
   gains                               (0.00)**    (0.15)      (0.14)   (0.13)
 Distributions from capital              --        (0.00)**    (0.01)   (0.04)
--------------------------------------------------------------------------------
TOTAL DISTRIBUTIONS                    (0.70)      (0.85)      (0.90)   (0.94)
--------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR        $  12.62    $  12.55    $  13.16  $ 12.44
--------------------------------------------------------------------------------
TOTAL RETURN+++                         6.37%       1.66%      13.49%   10.22%
--------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
 Net assets, end of year (in
   000's)                           $106,919    $119,913    $115,694  $92,797
 Ratio of operating expenses to
   average net assets+                  0.88++      0.83%       0.74%    0.67%++
 Ratio of net investment income to
   average net assets                   5.61%       5.17%       5.76%    6.18%
--------------------------------------------------------------------------------
PORTFOLIO TURNOVER RATE                   32%         32%         58%      98%
--------------------------------------------------------------------------------

 ** Amount represents less than $0.01 per Class A share.
*** Net investment income before waiver of fees and/or reimbursement of expenses by investment adviser, sub-investment adviser and administrator for the years ended March 31, 1994, 1993, 1992, 1991, 1990 and 1989 would have been $.69, $.73, $.75, $.78, $.77 and $.74, respectively.
  + Expense ratios before partial waiver of fees by investment adviser and sub-investment adviser and/or administrator for the years ended March 31, 1994, 1993, 1992, 1991, and 1990 and before the partial waiver of fees and reim-bursement of expenses by investment adviser and sub-investment adviser and/or administrator for the period ended March 31, 1989 were 0.88%, 0.90%, 0.83%, 0.90%, 1.08% and 1.23%, respectively.
 ++ The operating expense ratio excludes interest expense. The operating expense ratio, including interest expense, was 0.89% and 0.68% for the years ended March 31, 1995 and 1992, respectively.
+++ Total return represents aggregate total return for the periods indicated and does not reflect any applicable sales charges.

SMITH BARNEY
New Jersey Municipals Fund Inc.

FINANCIAL HIGHLIGHTS (CONTINUED)

FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH YEAR:

                                                   YEAR     YEAR     PERIOD
                                                   ENDED    ENDED    ENDED
                                                  3/31/91  3/31/90  3/31/89*
------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF YEAR                $ 11.92  $ 11.67  $ 11.40
------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS:
 Net investment income***                            0.82     0.83     0.82
 Net realized and unrealized gain on investments     0.32     0.27     0.28
------------------------------------------------------------------------------
TOTAL FROM INVESTMENT OPERATIONS                     1.14     1.10     1.10
------------------------------------------------------------------------------
DISTRIBUTIONS:
 Distributions from net investment income           (0.83)   (0.82)   (0.82)
 Distributions in excess of net investment income     --       --       --
 Distributions from net realized gains              (0.05)   (0.03)   (0.01)
 Distributions from capital                         (0.01)     --       --
------------------------------------------------------------------------------
TOTAL DISTRIBUTIONS                                 (0.89)   (0.85)   (0.83)
------------------------------------------------------------------------------
NET ASSET VALUE, END OF YEAR                      $ 12.17  $ 11.92  $ 11.67
------------------------------------------------------------------------------
TOTAL RETURN++                                       9.89%    9.62%    9.84%
------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
 Net assets, end of year (in 000's)               $65,378  $38,728  $29,265
 Ratio of operating expenses to average net
   assets+                                           0.57%    0.55%    0.52%**
 Ratio of net investment income to average net
   assets                                            6.74%    6.89%    7.23%**
------------------------------------------------------------------------------
PORTFOLIO TURNOVER RATE                                44%      42%      25%
------------------------------------------------------------------------------

  * The Fund commenced operations on April 22, 1988. Those shares in existence prior to November 6, 1992 were designated as Class A shares.
 ** Annualized.
*** Net investment income before waiver of fees and/or reimbursement of expenses by investment adviser, sub-investment adviser and/or administrator for the years ended March 31, 1994, 1993, 1992, 1991, 1990, and 1989 would have been $.69, $.73, $.75, $.78, $.77, and $.74, respectively.
  + Expense ratios before partial waiver of fees by investment adviser and sub-investment adviser and administrator for the years ended March 31, 1994, 1993, 1992, 1991, and 1990 and before the partial waiver of fees and reim-bursement of expenses by investment adviser and sub-investment adviser and administrator for the period ended March 31, 1989 were 0.88%, 0.90%, 0.83%, 0.90%, 1.08% and 1.23%, respectively.
 ++ Total return represents aggregate total return for the periods indicated and does not reflect any applicable sales charges.

SMITH BARNEY
New Jersey Municipals Fund Inc.

FINANCIAL HIGHLIGHTS (CONTINUED)


FOR A CLASS B SHARE OUTSTANDING THROUGHOUT EACH YEAR:

                                             YEAR        YEAR        PERIOD
                                             ENDED       ENDED       ENDED
                                            3/31/95     3/31/94     3/31/93*
------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD        $12.55      $ 13.16     $ 12.75
------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS:
 Net investment income***                     0.63         0.64        0.28
 Net realized and unrealized gain/(loss) on
   investments                                0.06        (0.47)       0.55
------------------------------------------------------------------------------
TOTAL FROM INVESTMENT OPERATIONS              0.69         0.17        0.83
------------------------------------------------------------------------------
DISTRIBUTIONS:
 Distributions from net investment income    (0.62)       (0.62)      (0.27)
 Distributions in excess of net investment
   income                                      --         (0.01)        --
 Distributions from net realized gains       (0.00)+++    (0.15)      (0.14)
 Distributions from capital                    --         (0.00)+++   (0.01)
------------------------------------------------------------------------------
TOTAL DISTRIBUTIONS                          (0.62)       (0.78)      (0.42)
------------------------------------------------------------------------------
NET ASSET VALUE, END OF PERIOD              $12.62      $ 12.55     $ 13.16
------------------------------------------------------------------------------
TOTAL RETURN++                                5.76%        1.15%       6.60%
------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
 Net assets, end of period (in 000's)       55,334      $48,375     $16,293
 Ratio of operating expenses to average net
   assets+                                    1.39#        1.36%       1.33%**
 Ratio of net investment income to average
   net assets                                 5.09%        4.64%       5.17%**
------------------------------------------------------------------------------
PORTFOLIO TURNOVER RATE                         32%          32%         58%
------------------------------------------------------------------------------

  * The Fund commenced selling Class B shares on November 6, 1992.
 ** Annualized.
*** Net investment income before waiver of fees and/or reimbursement of expenses by investment adviser, sub-investment adviser and/or administrator for the years ended March 31, 1994 and 1993 would have been $.63 and $.27, respectively.
  + Annualized expense ratio before partial waivers of fees by investment adviser and sub-investment adviser and administrator for the years ended March 31, 1994 and 1993 were 1.41% and 1.49%, respectively.
 ++ Total return represents aggregate total return for the periods indicated
    and does not reflect any applicable sales charges.
+++ Amount represents less than $0.01 per Class B share.
  # The operating expense ratio excludes interest expense. The operating expense ratio, including interest expense, was 1.40% for the year ended March 31, 1995.

SMITH BARNEY
New Jersey Municipals Fund Inc.

FINANCIAL HIGHLIGHTS (CONTINUED)


FOR A CLASS C SHARE OUTSTANDING THROUGHOUT THE PERIOD:

                                                        PERIOD FROM
                                                        11/07/94 TO
                                                         3/31/95*
-------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD                      $11.86
-------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS:
 Net investment income***                                   0.20
 Net realized and unrealized gain/(loss) on investments     0.74
-------------------------------------------------------------------
TOTAL FROM INVESTMENT OPERATIONS                            0.94
-------------------------------------------------------------------
DISTRIBUTIONS:
 Distributions from net investment income                  (0.18)
 Distributions from net realized gains                     (0.00)#
-------------------------------------------------------------------
TOTAL DISTRIBUTIONS                                        (0.18)
-------------------------------------------------------------------
NET ASSET VALUE, END OF PERIOD                            $12.62
-------------------------------------------------------------------
TOTAL RETURN++                                              8.01%
-------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
 Net assets, end of period (in 000's)                     $  248
 Ratio of operating expenses to average net assets+         1.44%**
 Ratio of net investment income to average net assets       5.05%**
-------------------------------------------------------------------
PORTFOLIO TURNOVER RATE                                       32%
-------------------------------------------------------------------

*  The Fund commenced selling Class C shares on December 13, 1994.
** Annualized.
+ The operating expense ratio excludes interest expense. The operating ratio including interest expense was 1.45%.
++ Total return represents aggregate total return for the period and does not reflect any applicable sales charge.
#  Amount represents less than $0.01 per Class C share.

  As of March 31, 1995, the Fund had not sold any Class Y shares and, accordingly, no comparable financial information is available at this time for that Class.

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES


  The investment objective of the Fund is to provide New Jersey investors with as high a level of income exempt from Federal and New Jersey personal income taxes as is consistent with prudent investment management and the preservation of capital. This investment objective may not be changed without the approval of the holders of a majority of the Fund's outstanding shares. There can be no assurance that the Fund's investment objective will be achieved.

  The Fund operates subject to an investment policy providing that, under nor-mal market conditions, the Fund will invest at least 80% of its net assets in Municipal Securities and at least 65% of the aggregate principal amount of the Fund's investments in New Jersey Municipal Securities. Whenever less than 80% of the Fund's assets are invested in New Jersey Municipal Securities, the Fund, in order to maintain its status as a "qualified investment fund" under New Jer-sey law, will seek to invest in debt obligations which, in the opinion of coun-sel to the issuers, are free from state or local taxation under New Jersey or Federal laws ("Tax-Exempt Obligations"). The Fund's investments in New Jersey Municipal Securities and Tax-Exempt Obligations will represent at least 80% of the aggregate principal amount of all of its investments, excluding cash and cash items (including receivables). Subject to these minimum investment inten-tions, the Fund also may acquire intermediate- and long-term debt obligations consisting of Other Municipal Securities, the interest on which is at least exempt from Federal income taxation (not including the possible applicability of the alternative minimum tax). When SBMFM believes that market conditions warrant adoption of a temporary defensive investment posture, the Fund may invest without limit in Other Municipal Securities and in "Temporary Invest-ments" as described below.

  The Fund generally will invest at least 75% of its total assets in invest-ment- grade debt obligations rated no lower than Baa, MIG 3 or Prime-1 by Moody's or BBB, SP-2 or A-1 by S&P, or in unrated obligations of comparable quality. Unrated securities will be considered to be of investment grade if deemed by SBMFM to be comparable in quality to instruments so rated, or if other outstanding obligations of the issuers of the unrated securities are rated Baa or better by Moody's or BBB or better by S&P. The balance of the Fund's assets may be invested in securities rated as low as C by Moody's or D by S&P, or comparable unrated securities. (These securities are sometimes referred to as "junk bonds.") Securities in the fourth highest rating category, though considered to be investment grade, have speculative characteristics. Securities rated as low as D are extremely speculative and are in actual default of interest and/or principal

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

payments. A description of the rating systems of Moody's and S&P is contained in the Statement of Additional Information.

  The Fund's average weighted maturity will vary from time to time based on the judgment of SBMFM. The Fund intends to focus on intermediate- and long-term obligations, that is, obligations with remaining maturities at the time of pur-chase of between three and thirty years. Obligations which are rated Baa by Moody's or BBB by S&P and those which are rated lower than investment grade are subject to greater market fluctuation and more uncertainty as to payment of principal and interest, and therefore generate higher yields, than obligations rated above Baa or BBB.

  The value of debt securities varies inversely to changes in the direction of interest rates. When interest rates rise, the value of debt securities gener-ally falls, and when interest rates fall, the value of debt securities gener-ally rises.

  Low and Unrated Securities. While the market values of lower-rated and compa-rable unrated securities tend to react less to fluctuations in interest rate levels than the market values of higher-rated securities, the market values of certain lower-rated and comparable unrated municipal securities also tend to be more sensitive than higher-rated securities to short-term corporate and indus-try developments and changes in economic conditions (including recession) in specific regions or localities or among specific types of issuers. In addition, lower-rated securities and comparable unrated securities generally present a higher degree of credit risk. During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of lower-rated and comparable unrated securities to service their payment obligations, meet projected goals or obtain additional financing may be impaired. The risk of loss due to default by such issuers is significantly greater because lower-rated and comparable unrated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.

  While the market for municipal bonds is considered to be generally adequate, the existence of limited markets for particular lower-rated and comparable unrated securities may diminish the Fund's ability to (a) obtain accurate mar-ket quotations for purposes of valuing such securities and calculating its net asset value and (b) sell the securities at fair value either to meet redemption requests

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

or to respond to changes in the economy or in the financial markets. A severe economic recession would likely disrupt the market for such securities and adversely affect the ability of the issuers of such securities to repay princi-pal and pay interest thereon.

  Fixed-income securities, including lower-rated securities and comparable unrated securities, frequently have call or buy-back features that permit their issuers to call or repurchase the securities from their holders, such as the Fund. If an issuer exercises these rights during periods of declining interest rates, the Fund may have to replace the security with a lower yielding securi-ty, thus resulting in a decreased return to the Fund.

  Because many issuers of New Jersey Municipal Securities may choose not to have their obligations rated, it is possible that a large portion of the Fund's portfolio may consist of unrated obligations. Unrated obligations are not nec-essarily of lower quality than rated obligations, but to the extent the Fund invests in unrated obligations, the Fund will be more reliant on SBMFM's judg-ment, analysis and experience than would be the case if the Fund invested only in rated obligations.

  Municipal Lease Obligations. The Fund may invest without limit in participa-tions in municipal lease obligations or installment purchase contract obliga-tions, (collectively, "municipal lease obligations") of state and local govern-ments or authorities to finance the acquisition of equipment or facilities. The interest on such obligations is, in the opinion of counsel to the issuers, excluded from gross income for Federal and New Jersey State personal income tax purposes provided that the liability for payments of principal and interest is solely that of a New Jersey governmental entity. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obliga-tion to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although "non-appropriation" lease obligations are often secured by the underlying property, disposition of the property in the event of

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

foreclosure might prove difficult. There is no limitation on the percentage of the Fund's assets that may be invested in municipal lease obligations. In eval-uating municipal lease obligations, SBMFM will consider such factors as it deems appropriate, which may include: (a) whether the lease can be canceled;
(b) the ability of the lease obligee to direct the sale of the underlying assets; (c) the general creditworthiness of the lease obligor; (d) the likeli-hood that the municipality will discontinue appropriating funding for the leased property in the event such property is no longer considered essential by the municipality; (e) the legal recourse of the lease obligee in the event of such a failure to appropriate funding; (f) whether the security is backed by a credit enhancement such as insurance; and (g) any limitations which are imposed on the lease obligor's ability to utilize substitute property or services rather than those covered by the lease obligation.

  Private Activity Bonds. The Fund may invest without limit in private activity bonds. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax prefer-ence item for purposes of the Federal individual and corporate alternative min-imum taxes. Individual and corporate shareholders may be subject to a Federal alternative minimum tax to the extent the Fund's dividends are derived from interest on those bonds. Dividends derived from interest income on Municipal Securities are a component of the "current earnings" adjustment items for pur-poses of the Federal corporate alternative minimum tax.

  The Fund is classified as a non-diversified investment company under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Fund intends to conduct its operations so as to qualify as a "regulated invest-ment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), which will relieve the Fund of any liability for Federal income tax to the extent its earnings are distributed to shareholders. The Fund must qualify as a regulated investment company to be a qualified investment fund under New Jersey law. To so qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year, (a) not more than 25% of the market value of the Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer and the Fund will not own more than 10% of the outstanding voting securities of a sin-gle

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

issuer. The Fund's assumption of large positions in the obligations of a small number of issuers may cause the Fund's share price to fluctuate to a greater extent than that of a diversified company as a result of changes in the finan-cial condition or in the market's assessment of the issuers.

  The Fund may invest without limit in debt obligations that are repayable out of revenue streams generated from economically related projects or facilities. Revenue securities may also include private activity bonds which may be issued by or on behalf of public authorities to finance various privately operated facilities and are not payable from the unrestricted revenues of the issuer. Sizeable investments in such obligations could involve an increased risk to the Fund should any of the related projects or facilities experience financial dif-ficulties. The Fund also may invest up to 15% of its total assets in securities with contractual or other restrictions on resale and other instruments which are not readily marketable. Notwithstanding the foregoing, the Fund will not invest more than 10% of its assets in securities (excluding those subject to Rule 144A under the Securities Act of 1933, as amended) that are restricted. The Fund does not expect to invest more than 5% of its assets in repurchase agreements. In addition, the Fund may invest up to 5% of its assets in the securities of issuers which have been in continuous operation for less than three years. The Fund also is authorized to borrow in an amount of up to 10% of its total assets (including the amount borrowed) valued at market less liabili-ties (not including the amount borrowed) in order to meet anticipated redemp-tions and to pledge its assets to the same extent in connection with the borrowings.

  Further information about the Fund's investment policies, including a list of those restrictions on the Fund's investment activities that cannot be changed without shareholder approval, appears in the Statement of Additional Informa-tion.

  CERTAIN PORTFOLIO STRATEGIES

  In attempting to achieve its investment objective, the Fund may employ, among others, the following strategies:

  When-Issued Securities. New issues of Municipal Securities frequently are offered on a when-issued basis, which means that delivery and payment for the securities normally take place 15 to 45 days after the date of the commitment to purchase. The payment obligation and interest rate that will be received on when-issued securities are fixed at the time that the buyer enters into the

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

commitment. As a result, the yields obtained on the securities may be higher or lower than the yields available in the market on the dates when the instruments are actually delivered to the buyers. In addition, during the period before delivery and payment, there is no accrual of interest and there may be fluctua-tions in the price of the securities so that there may be an unrealized loss at the time of delivery. The Fund will establish a segregated account with the Fund's custodian consisting of cash, obligations issued or guaranteed by the United States government, its agencies or instrumentalities ("U.S. government securities") or other high grade debt obligations in an amount equal to the purchase price of the Fund's when-issued securities. Placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net assets. The Fund generally will make commitments to purchase Municipal Securities and other tax-exempt obligations on a when-issued basis with the intention of actually acquiring the securities, but the Fund may sell the secu-rities before the delivery date if it is deemed advisable.

  Temporary Investments. Under normal market conditions, the Fund may hold up to 20% of its total assets in cash or money market instruments, including tax-able money market instruments ("Temporary Investments"). In addition, when SBMFM believes that market conditions warrant, including when acceptable New Jersey Municipal Securities are unavailable, the Fund may take a temporary defensive posture and invest without limitation in Temporary Investments. To the extent the Fund holds Temporary Investments, it will not achieve its investment objective. Tax-exempt securities eligible for short-term investment by the Fund under such circumstances are municipal notes rated at the time of purchase within the three highest grades by Moody's or S&P or, if not rated, issued by issuers with outstanding debt securities rated within the three high-est grades by Moody's or S&P. Any Temporary Investments made for defensive pur-poses will be made in conformity with the requirements of a qualified invest-ment fund under New Jersey law. Since the commencement of its operations, the Fund has not found it necessary to invest in taxable Temporary Investments.

  Financial Futures and Options Transactions. To hedge against a decline in the value of Municipal Securities it owns or an increase in the price of Municipal Securities it proposes to purchase, the Fund may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a domestic exchange or board of trade. The futures contracts or options on futures contracts that may be entered into by the Fund will be restricted to

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

those that are either based on an index of Municipal Securities or relate to debt securities the prices of which are anticipated by SBMFM to correlate with the prices of the Municipal Securities owned or to be purchased by the Fund.

  In entering into a financial futures contract, the Fund will be required to deposit with the broker through which it undertakes the transaction an amount of cash or cash equivalents equal to approximately 5% of the contract amount. This amount, which is known as "initial margin," is subject to change by the exchange or board of trade on which the contract is traded, and members of the exchange or board of trade may charge a higher amount. Initial margin is in the nature of a performance bond or good faith deposit on the contract that is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. In accordance with a process known as "marking-to-market," subsequent payments, known as "variation margin," to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable. At any time prior to the expira-tion of a futures contract, the Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing posi-tion in the contract.

  A financial futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specified property at a specified price, date, time and place. Unlike the direct investment in a futures contract, an option on a financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in the finan-cial futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The poten-tial loss related to the purchase of an option on financial futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would be reflected in the net asset value of the Fund.

  Regulations of the Commodity Futures Trading Commission applicable to the Fund require that its transactions in financial futures contracts and options

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

on financial futures contracts be engaged in for bona fide hedging purposes, or if the Fund enters into futures contracts for speculative purposes, that the aggregate initial margin deposits and premiums paid by the Fund will not exceed 5% of the market value of its assets. In addition, the Fund will, with respect to its purchases of financial futures contracts, establish a segregated account consisting of cash or cash equivalents in an amount equal to the total market value of the futures contracts, less the amount of initial margin on deposit for the contracts. The Fund's ability to trade in financial futures contracts and options on financial futures contracts may be limited to some extent by the requirements of the Code applicable to a regulated investment company, in addi-tion to the requirements of a qualified investment fund under New Jersey law, that are described below under "Dividends, Distributions and Taxes."

  Although the Fund intends to enter into financial futures contracts and options on financial futures contracts that are traded on a domestic exchange or board of trade only if an active market exists for those instruments, no assurance can be given that an active market will exist for them at any partic-ular time. If closing a futures position in anticipation of adverse price move-ments is not possible, the Fund would be required to make daily cash payments of variation margin. In those circumstances, an increase in the value of the portion of the Fund's investments being hedged, if any, may offset partially or completely losses on the futures contract. No assurance can be given, however, that the price of the securities being hedged will correlate with the price movements in a futures contract and, thus, provide an offset to losses on the futures contract or option on the futures contract. In addition, in light of the risk of an imperfect correlation between securities held by the Fund that are the subject of a hedging transaction and the futures or options used as a hedging device, the hedge may not be fully effective because, for example, losses on the securities held by the Fund may be in excess of gains on the futures contract or losses on the futures contract may be in excess of gains on the securities held by the Fund that were the subject of the hedge. In an effort to compensate for the imperfect correlation of movement in the price of the securities being hedged and movements in the price of futures contracts, the Fund may enter into financial futures contracts or options on financial futures contracts in a greater of lesser dollar amount than the dollar amount of the securities being hedged if the historical volatility of the futures con-tract has been less or greater than that of the securities. This "over hedging" or "under hedging" may adversely affect the Fund's net investment results if market movements are not as anticipated when the hedge is established.

SMITH BARNEY
New Jersey Municipals Fund Inc.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES (CONTINUED)

  If the Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of securities it holds and rates decrease instead, the Fund will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures or options position. In addition, in those situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation mar-gin requirements on the futures contracts at a time when it may be disadvanta-geous to do so. These sales of securities may, but will not necessarily, be at increased prices that reflect the decline in interest rates.

NEW JERSEY MUNICIPAL SECURITIES


  As used in this Prospectus, the term "New Jersey Municipal Securities" gener-ally refers to intermediate- and long-term debt obligations issued by the State of New Jersey and its political subdivisions, agencies and public authorities (together with certain other governmental issuers such as the Commonwealth of Puerto Rico, the Virgin Islands and Guam) to obtain funds for various public purposes. The interest on such obligations is, in the opinion of bond counsel to the issuers, excluded from gross income for Federal income tax purposes and exempt under the New Jersey Gross Income Tax Act. For that reason, interest on these obligations is generally fixed at a lower rate than it would be if it were subject to such taxes. Interest income on certain New Jersey Municipal Securities is a specific tax preference item for purposes of the Federal indi-vidual and corporate alternative minimum taxes. See "Dividends, Distributions and Taxes."

 CLASSIFICATIONS

  The two principal classifications of New Jersey Municipal Securities are "general obligation bonds" and "revenue bonds." General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the reve-nues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. In addition, certain types of "private activity bonds" issued by or on behalf of public authorities to obtain funds for privately operated facilities are included in the term New Jersey Municipal Securities, so long as the interest paid on the bonds qualifies as excluded from gross income for Federal income tax purposes and exempt under the New Jersey

SMITH BARNEY
New Jersey Municipals Fund Inc.

NEW JERSEY MUNICIPAL SECURITIES (CONTINUED)

Gross Income Tax Act. Private activity bonds are in most cases revenue bonds and generally do not carry the pledge of the full faith, credit and taxing power of the issuing entity.

 SPECIAL CONSIDERATIONS

  Economic, financial and other conditions relating to the State of New Jersey have an obvious impact upon the state's general obligation bonds. These condi-tions, to varying degrees, also will affect the bonds issued by the state's political subdivisions, agencies and public authorities, including special obligation bonds. In general, the State of New Jersey has a diversified eco-nomic base consisting of, among others, commerce, construction and service industries, selective commercial, agriculture, insurance, tourism, petroleum refining and manufacturing, although New Jersey's manufacturing industry has shown a downward trend in the last few years. New Jersey is a major recipient of Federal assistance and, of all the states, is among the highest in the amount of Federal aid received. Hence, a decrease in Federal financial assis-tance may adversely affect New Jersey's financial condition. While New Jersey's economic base has become more diversified over time and thus its economy appears to be less vulnerable during recessionary periods, a recurrence of high levels of unemployment could adversely affect New Jersey's overall economy and its ability to meet its financial obligations.

  New Jersey maintains a balanced budget, which generally restricts total appropriation increases to only 5% annually to any municipality or county or an index rate determined annually by the Director of the Division of Local Govern-ment Services, whichever is less. New Jersey law provides for those situations where the index percentage rate exceeds 5%. As a result, the balanced budget plan may adversely affect a municipality's or county's ability to repay its obligations. Of course, each municipality, county or other political subdivi-sion will be subject to different economic, financial and other conditions, which will affect its ability to pay the principal and interest on its bonds. Similarly, special obligation or revenue bonds payable from revenues generated by particular projects or other specific revenue sources also will be subject to unique economic, financial and other conditions. If New Jersey or any of its political subdivisions, agencies or public authorities is unable to meet its financial obligations, the income derived by the Fund, the ability to preserve or realize appreciation of the Fund's capital and the Fund's liquidity could be adversely affected.

SMITH BARNEY
New Jersey Municipals Fund Inc.

VALUATION OF SHARES


  The Fund's net asset value per share is determined as of the close of regular trading on the NYSE, on each day that the NYSE is open, by dividing the value of the Fund's net assets attributable to each Class by the total number of shares of that Class outstanding.

  Generally, the Fund's investments are valued at market value or, in the absence of a market value with respect to any securities, at fair value as determined by or under the direction of the Fund's Board of Directors. Short-term investments that mature in 60 days or less are valued at amortized cost whenever the Board of Directors determines that amortized cost is fair value. Further information regarding the Fund's valuation policies is contained in the Statement of Additional Information.

DIVIDENDS, DISTRIBUTIONS AND TAXES


 DIVIDENDS AND DISTRIBUTIONS

  The Fund pays dividends from its net investment income (that is, income other than net realized long- and short-term capital gains) on the last Friday of each calendar month to shareholders of record as of the preceding Tuesday. Dis-tributions of net realized long- and short-term capital gains, if any, are declared and paid annually after the end of the fiscal year in which they have been earned.

  If a shareholder does not otherwise instruct, dividends or capital gains dis-tributions will be reinvested automatically in additional shares of the same Class at net asset value, subject to no sales charge or CDSC. In addition, in order to avoid the application of a 4.00% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gains, the Fund may make a distribution shortly before December 31 in each year of any undistributed ordi-nary income or capital gains and expects to make any other distributions as are necessary to avoid the application of this tax.

  If, for any full fiscal year, the Fund's total distributions exceed net investment income and net realized capital gains, the excess distributions gen-erally will be treated as a tax-free return of capital (up to the amount of the shareholder's tax basis in his or her shares). The amount treated as a tax-free return of capital will reduce a shareholder's adjusted basis in his or her shares. Pursuant to the requirements of the 1940 Act and other applicable laws, a notice will

SMITH BARNEY
New Jersey Municipals Fund Inc.

DIVIDENDS, DISTRIBUTIONS AND TAXES (CONTINUED)

accompany any distribution paid from sources other than net investment income. In the event the Fund distributes amounts in excess of its net investment income and net realized capital gains, such distributions may have the effect of decreasing the Fund's total assets, which may increase the Fund's expense ratio.

  The per share dividends on Class B shares and Class C shares may be lower than the per share dividends on Class A and Class Y shares principally as a result of the distribution fee applicable with respect to Class B and Class C shares. The per share dividends on Class A shares of the Fund may be lower than the per share dividends on Class Y shares principally as a result of the serv-ice fee applicable to Class A shares. Distributions of capital gains, if any, will be in the same amount for Class A, B, C and Y shares.

 TAXES

  The Fund has qualified and intends to continue to qualify each year as a reg-ulated investment company under the Code, and will designate and pay exempt-interest dividends derived from interest earned on qualifying tax-exempt obli-gations. Such exempt-interest dividends may be excluded by shareholders from their gross income for Federal income tax purposes although (a) all or a por-tion of such exempt-interest dividends will be a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes to the extent that they are derived from certain types of private activity bonds issued after August 7, 1986 and (b) all exempt-interest dividends will be a component of the "current earnings" adjustment item for purposes of the Federal corporate alternative minimum tax. In addition, corporate shareholders may incur a greater Federal "environmental" tax liability through the receipt of Fund dividends and distributions. With the exception of gains derived from investments in financial options, futures, forward contracts or similar finan-cial instruments, distributions paid by the Fund, provided it is a qualified investment fund under New Jersey law, attributable to interest on or gains from New Jersey Municipal Securities and Tax-Exempt Obligations also will be exempt from the New Jersey personal income tax (but not the New Jersey Corporation Business Tax).

  Dividends paid from taxable net investment income, if any, and distributions of net realized short- and long-term capital gains from taxable securities are taxable to shareholders at ordinary income rates, regardless of how long share-holders have held their Fund shares and whether such dividends or distributions are

SMITH BARNEY
New Jersey Municipals Fund Inc.

DIVIDENDS, DISTRIBUTIONS AND TAXES (CONTINUED)

received in cash or reinvested in additional shares. Distributions of net real-ized long-term capital gains are taxable to shareholders as long-term capital gains, regardless of how long they have held their Fund shares and whether such distributions are received in cash or reinvested in Fund shares. Furthermore, as a general rule, a shareholder's gain or loss on a sale or redemption of his or her shares will be a long-term capital gain or loss if the shareholder has held the shares for more than one year and will be a short-term capital gain or loss if the shareholder has held the shares for one year or less. Gains result-ing from the redemption or sales of shares of the Fund, provided it is a quali-fied investment fund under New Jersey law, would be exempt from the New Jersey personal income tax. The Fund's dividends and distributions will not qualify for the dividends-received deduction for corporations. Any dividends or distri-butions paid by the Fund attributable to investments other than New Jersey Municipal Securities or Tax-Exempt Obligations will be subject to theNew Jersey personal income tax.

  Statements as to the tax status of each shareholder's dividends and distribu-tions are mailed annually. Each shareholder will also receive, if appropriate, various written notices after the close of the Fund's prior taxable year as to the Federal income tax status of his or her dividends and distributions which were received from the Fund during the Fund's prior taxable year. These state-ments may set forth the dollar amount of income excluded or exempt from Federal income or New Jersey state personal income taxes and the dollar amount, if any, subject to such taxes. Moreover, these statements will designate the amount of exempt-interest dividends that is a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes. Shareholders should consult their tax advisors with specific reference to their own tax sit-uations.

PURCHASE OF SHARES


 GENERAL

  The Fund offers four Classes of shares. Class A shares are sold to investors with an initial sales charge and Class B and Class C shares are sold without an initial sales charge but are subject to a CDSC payable upon certain redemp-tions. Class Y shares are sold without an initial sales charge or a CDSC and are available only to investors investing a minimum of $5,000,000. See "Pro-spectus

SMITH BARNEY
New Jersey Municipals Fund Inc.

PURCHASE OF SHARES (CONTINUED)

Summary--Alternative Purchase Arrangements" for a discussion of factors to con-sider in selecting which Class of shares to purchase.

  Purchases of Fund shares must by made through a brokerage account maintained with Smith Barney, an Introducing Broker or an investment dealer in the selling group. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A, Class B, Class C or Class Y shares. No maintenance fee will be charged by the Fund in connection with a brokerage account through which an investor purchases or holds shares.

  Investors in Class A, Class B and Class C shares may open an account in the Fund by making an initial investment of at least $1,000. Investors in Class Y shares may open an account by making an initial investment of $5,000,000. Sub-sequent investments of at least $50 may be made for all Classes. For the Fund's Systematic Investment Plan, the minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent investment requirement for all Classes is $50. There are no minimum investment requirements for Class A shares for employees of Travelers and its subsidiaries, including Smith Bar-ney, unitholders who invest distributions from a UIT sponsored by Smith Barney, and Directors of the Fund and their spouses and children. The Fund reserves the right to waive or change minimums, to decline any order to purchase its shares and to suspend the offering of shares from time to time. Shares purchased will be held in the shareholder's account by the Fund's transfer agent, The Share-holder Services Group, Inc., a subsidiary of First Data Corporation ("TSSG"). Share certificates are issued only upon a shareholder's written request to TSSG.

  Purchase orders received by the Fund or Smith Barney prior to the close of regular trading on the NYSE, on any day the Fund calculates its net asset val-ue, are priced according to the net asset value determined on that day. Orders received by dealers or Introducing Brokers prior to the close of regular trad-ing on the NYSE on any day the Fund calculates its net asset value, are priced according to the net asset value determined on that day, provided the order is received by the Fund or Smith Barney prior to Smith Barney's close of business (the "trade date"). Effective June 7, 1995, payment for Fund shares is due on the third business day (the "settlement date") after the trade date.

SMITH BARNEY
New Jersey Municipals Fund Inc.

PURCHASE OF SHARES (CONTINUED)

 SYSTEMATIC INVESTMENT PLAN

  Shareholders may make additions to their accounts at any time by purchasing shares through a service known as the Systematic Investment Plan. Under the Systematic Investment Plan, Smith Barney or TSSG is authorized through preau-thorized transfers of $50 or more to charge the shareholder's account with a bank or other financial institution on a monthly or quarterly basis as indi-cated by the shareholder to provide for systematic additions to the sharehold-er's Fund account. A shareholder who has insufficient funds to complete the transfer will be charged a fee of up to $25 by Smith Barney or TSSG. The Sys-tematic Investment Plan also authorizes Smith Barney to apply cash held in the shareholder's Smith Barney brokerage account or redeem the shareholder's shares of a Smith Barney money market fund to make additions to the account. Addi-tional information is available from the Fund or a Smith Barney Financial Con-sultant.

 INITIAL SALES CHARGE ALTERNATIVE -- CLASS A SHARES

  The sales charges applicable to purchases of Class A shares of the Fund are as follows:

                                                                    DEALERS
                         SALES CHARGE AS % SALES CHARGE AS %    REALLOWANCE AS
  AMOUNT OF INVESTMENT   OF TRANSACTION    OF AMOUNT INVESTED % OF OFFERING PRICE
---------------------------------------------------------------------------------
  Less than  $ 25,000          4.00%              4.17%              3.60%
  $ 25,000 -  49,999           3.50               3.63               3.15
    50,000 -  99,999           3.00               3.09               2.70
   100,000 - 249,999           2.50               2.56               2.25
   250,000 - 499,999           1.50               1.52               1.35
   500,000 and over*             *                 *                   *
---------------------------------------------------------------------------------

* Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value without any initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The CDSC on Class A shares is payable to Smith Barney which compensates Smith Barney Financial Consultants and other dealers whose clients make purchases of $500,000 or more. The CDSC is waived in the same circumstances in which the CDSC applicable to Class B and Class C shares is waived. See "Deferred Sales Charge Alternatives" and "Waivers of CDSC."


  Members of the selling group may receive up to 90% of the sales charge and may be deemed to be underwriters of the Fund as defined in the Securities Act of 1933, as amended.

SMITH BARNEY
New Jersey Municipals Fund Inc.

PURCHASE OF SHARES (CONTINUED)

  The reduced sales charges shown above apply to the aggregate of purchases of Class A shares of the Fund made at one time by "any person," which includes an individual, including his or her spouse and children, or a trustee or other fiduciary of a single trust estate or single fiduciary account. The reduced sales charge minimums may also be met by aggregating the purchase with the net asset value of all Class A shares held in funds sponsored by Smith Barney that are offered with a sales charge listed under "Exchange Privilege."

 INITIAL SALES CHARGE WAIVERS

  Purchases of Class A shares may be made at net asset value without a sales charge in the following circumstances: (a) sales of Class A shares to Directors of the Fund and employees of Travelers and its subsidiaries, or to the spouses and children of such persons (including the surviving spouse of a deceased Director or employee, and retired Directors or employees); (b) offers of Class A shares to any other investment company in connection with the combination of such company with the Fund by merger, acquisition of assets or otherwise; (c) purchases of Class A shares by any client of a newly employed Smith Barney Financial Consultant (for a period up to 90 days from the commencement of the Financial Consultant's employment with Smith Barney), on the condition the pur-chase of Class A shares is made with the proceeds of the redemption of shares of a mutual fund which (i) was sponsored by the Financial Consultant's prior employer, (ii) was sold to the client by the Financial Consultant and (iii) was subject to a sales charge; (d) shareholders who have redeemed Class A shares in the Fund (or Class A shares of another fund of the Smith Barney Mutual Funds that are offered with a sales charge equal to or greater than the maximum sales charge of the Fund) and who wish to reinvest their redemption proceeds in the Fund, provided the reinvestment is made within 60 calendar days of the redemp-tion; (e) accounts managed by registered investment advisory subsidiaries of Travelers; and (f) investments of distributions from a UIT sponsored by Smith Barney. In order to obtain such discounts, the purchaser must provide suffi-cient information at the time of purchase to permit verification that the pur-chase would qualify for the elimination of the sales charge.

 RIGHT OF ACCUMULATION

  Class A shares of the Fund may be purchased by "any person" (as defined above) at a reduced sales charge or at net asset value determined by aggregat-ing the dollar amount of the new purchase and the total net asset value of all Class

SMITH BARNEY
New Jersey Municipals Fund Inc.

PURCHASE OF SHARES (CONTINUED)

A shares of the Fund and of funds sponsored by Smith Barney which are offered with a sales charge listed under "Exchange Privilege" then held by such person and applying the sales charge applicable to such aggregate. In order to obtain such discount, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. The right of accumulation is subject to modification or discon-tinuance at any time with respect to all shares purchased thereafter.

 GROUP PURCHASES

  Upon completion of certain automated systems, a reduced sales charge or pur-chase at net asset value will also be available to employees (and partners) of the same employer purchasing as a group, provided each participant makes the minimum initial investment required. The sales charge applicable to purchases by each member of such a group will be determined by the table set forth above under "Initial Sales Charge Alternative--Class A Shares" and will be based upon the aggregate sales of Class A shares of Smith Barney Mutual Funds offered with a sales charge to, and share holdings of, all members of the group. To be eli-gible for such reduced sales charges or to purchase at net asset value, all purchases must be pursuant to an employee or partnership-sanctioned plan meet-ing certain requirements. One such requirement is that the plan must be open to specified partners or employees of the employer and its subsidiaries, if any. Such plan may, but is not required to, provide for payroll deductions. Smith Barney may also offer a reduced sales charge or net asset value purchase for aggregating related fiduciary accounts under such conditions that Smith Barney will realize economies of sales efforts and sales related expenses. An individ-ual who is a member of a qualified group may also purchase Class A shares of the Fund at the reduced sales charge applicable to the group as a whole. The sales charge is based upon the aggregate dollar value of Class A shares offered with a sales charge that have been previously purchased and are still owned by the group, plus the amount of the current purchase. A "qualified group" is one which (a) has been in existence for more than six months, (b) has a purpose other than acquiring Fund shares at a discount and (c) satisfies uniform crite-ria which enable Smith Barney to realize economies of scale in its costs of distributing shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Fund and the members, and must agree to include sales and other materials related to the Fund in its publications and mailings to members at no cost to Smith Barney. In order to obtain such reduced sales charge or to purchase at net asset value, the purchaser

SMITH BARNEY
New Jersey Municipals Fund Inc.

PURCHASE OF SHARES (CONTINUED)

must provide sufficient information at the time of purchase to permit verifica-tion that the purchase qualifies for the reduced sales charge. Approval of group purchase reduced sales charge plans is subject to the discretion of Smith Barney.

 LETTER OF INTENT

  Class A Shares. A Letter of Intent for amounts of $50,000 or more provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13 month period, provided that the investor refers to such Letter when placing orders. For purposes of a Letter of Intent, the "Amount of Investment" as referred to in the preceding sales charge table includes (i) all Class A shares of the Fund and other funds of the Smith Barney Mutual Funds offered with a sales charge acquired during the term of the Letter plus (ii) the value of all Class A shares previously purchased and still owned. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. If the goal is not achieved within the period, the investor must pay the difference between the sales charges applicable to the purchases made and the charges previously paid, or an appro-priate number of escrowed shares will be redeemed.The term of the Letter will commence upon the date the Letter is signed, or at the option of the investor, up to 90 days before such date. Please contact a Smith Barney Financial Consul-tant or TSSG to obtain a Letter of Intent application.

  Class Y Shares. A Letter of Intent may also be used as a way for investors to meet the minimum investment requirement for Class Y shares. Such investors must make an initial minimum purchase of $1,000,000 in Class Y shares of the Fund and agree to purchase a total of $5,000,000 of Class Y shares of the Fund within six months from the date of the Letter. If a total investment of $5,000,000 is not made within the six month period, all Class Y shares pur-chased to date will be transferred to Class A shares, where they will be sub-ject to all fees (including a service fee of 0.25%) and expenses applicable to the Fund's Class A shares, which may include a CDSC of 1.00%. Please contact a Smith Barney Financial Consultant or TSSG for further information.

 DEFERRED SALES CHARGE ALTERNATIVES

  "CDSC Shares" are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in the Fund. A CDSC, however, may be imposed on cer-

SMITH BARNEY
New Jersey Municipals Fund Inc.

PURCHASE OF SHARES (CONTINUED)

tain redemptions of these shares. "CDSC Shares" are: (a) Class B shares; (b) Class C shares; and (c) Class A shares which when combined with Class A shares offered with a sales charge currently held by an investor equal or exceed $500,000 in the aggregate.

  Any applicable CDSC will be assessed on an amount equal to the lesser of the original cost of the shares being redeemed or their net asset value at the time of redemption. CDSC Shares that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents: (a) capital appreciation of Fund assets; (b) reinvestment of dividends or capital gain distributions;
(c) with respect to Class B shares, shares redeemed more than five years after their purchase; or (d) with respect to Class C shares and Class A shares that are CDSC Shares, shares redeemed more than 12 months after their purchase.

  Class C shares and Class A shares that are CDSC Shares are subject to a 1.00% CDSC if redeemed within 12 months of purchase. In circumstances in which the CDSC is imposed on Class B shares, the amount of the charge will depend on the number of years since the shareholder made the purchase payment from which the amount is being redeemed. Solely for purposes of determining the number of years since a purchase payment, all purchase payments made during a month will be aggregated and deemed to have been made on the last day of the preceding Smith Barney statement month. The following table sets forth the rates of the charge for redemptions of Class B shares by shareholders.

     YEAR SINCE PURCHASE
     PAYMENT WAS MADE      CDSC
--------------------------------
     First                 4.50%
     Second                4.00%
     Third                 3.00%
     Fourth                2.00%
     Fifth                 1.00%
     Sixth                 0.00%
     Seventh               0.00%
     Eighth                0.00%
--------------------------------

  Class B shares will convert automatically to Class A shares eight years after the date on which they were purchased and thereafter will no longer be subject to any distribution fees. There will also be converted at that time such pro-portion of Class B Dividend Shares owned by the shareholders as the total num-ber of his or her Class B shares converting at the time bears to the total num-ber of outstanding Class B shares (other than Class B Dividend Shares) owned by the

SMITH BARNEY
New Jersey Municipals Fund Inc.

PURCHASE OF SHARES (CONTINUED)

shareholder. Shareholders who held Class B shares of Smith Barney Shearson Short-Term World Income Fund (the "Short-Term World Income Fund") on July 15, 1994 and who subsequently exchange those shares for Class B shares of the Fund will be offered the opportunity to exchange all such Class B shares for Class A shares of the Fund four years after the date on which those shares were deemed to have been purchased. Holders of such Class B shares will be notified of the pending exchange in writing approximately 30 days before the fourth anniversary of the purchase date and, unless the exchange has been rejected in writing, the exchange will occur on or about the fourth anniversary date. See "Prospectus Summary--Alternative Purchase Arrangements--Class B Shares Conversion Feature."

  The length of time that CDSC Shares acquired through an exchange have been held will be calculated from the date that the shares exchanged were initially acquired in one of the other Smith Barney Mutual Funds, and Fund shares being redeemed will be considered to represent, as applicable, capital appreciation or dividend and capital gain distribution reinvestments in such other funds. For Federal income tax purposes, the amount of the CDSC will reduce the gain or increase the loss, as the case may be, on the amount realized on redemption. The amount of any CDSC will be paid to Smith Barney.

  To provide an example, assume an investor purchased 100 Class B shares at $10 per share for a cost of $1,000. Subsequently, the investor acquired 5 addi-tional shares through dividend reinvestment. During the fifteenth month after the purchase, the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the amount which represents appreciation ($200) and the value of the reinvested dividend shares ($60). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4.00% (the applicable rate for Class B shares) for a total deferred sales charge of $9.60.

 WAIVERS OF CDSC

  The CDSC will be waived on: (a) exchanges (see "Exchange Privilege"); (b) automatic cash withdrawals in amounts equal to or less than 1.00% per month of the value of the shareholder's shares at the time the withdrawal plan commences (see "Automatic Cash Withdrawal Plan") (provided, however, that auto-

SMITH BARNEY
New Jersey Municipals Fund Inc.

PURCHASE OF SHARES (CONTINUED)

matic cash withdrawals in amounts equal to or less than 2.00% per month of the value of the shareholder's shares will be permitted for withdrawal plans that were established prior to November 7, 1994); (c) redemptions of shares within 12 months following the death or disability of the shareholder; (d) involuntary redemptions; and (e) redemptions of shares in connection with a combination of the Fund with any investment company by merger, acquisition of assets or other-wise. In addition, a shareholder who has redeemed shares from other funds of the Smith Barney Mutual Funds may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days and receive pro rata credit for any CDSC imposed on the prior redemption.

  CDSC waivers will be granted subject to confirmation (by Smith Barney in the case of shareholders who are also Smith Barney clients or by TSSG in the case of all other shareholders) of the shareholder's status or holdings, as the case may be.

EXCHANGE PRIVILEGE


  Except as otherwise noted below, shares of each Class may be exchanged at the net asset value next determined for shares of the same Class in the following funds of the Smith Barney Mutual Funds, to the extent shares are offered for sale in the shareholder's state of residence. Exchanges of Class A, Class B and Class C shares are subject to minimum investment requirements and all shares are subject to other requirements of the fund into which exchanges are made, and a sales charge differential may apply.

 FUND NAME

  Growth Funds
   Smith Barney Aggressive Growth Fund Inc.
   Smith Barney Appreciation Fund Inc.
   Smith Barney Fundamental Value Fund Inc.
   Smith Barney Growth Opportunity Fund
   Smith Barney Managed Growth Fund
   Smith Barney Special Equities Fund
   Smith Barney Telecommunications Growth Fund

SMITH BARNEY
New Jersey Municipals Fund Inc.

EXCHANGE PRIVILEGE (CONTINUED)


   Growth and Income Funds
     Smith Barney Convertible Fund
     Smith Barney Funds, Inc.--Income and Growth Portfolio
     Smith Barney Funds, Inc.--Utilities Portfolio
     Smith Barney Growth and Income Fund
     Smith Barney Premium Total Return Fund
     Smith Barney Strategic Investors Fund
     Smith Barney Utilities Fund
   Taxable Fixed-Income Funds
   **Smith Barney Adjustable Rate Government Income Fund
     Smith Barney Diversified Strategic Income Fund
    *Smith Barney Funds, Inc.--Income Return Account Portfolio
     Smith Barney Funds, Inc.--Monthly Payment Government Portfolio
  +++Smith Barney Funds, Inc.--Short-Term U.S. Treasury Securities Portfolio
     Smith Barney Funds, Inc.--U.S. Government Securities Portfolio
     Smith Barney Government Securities Fund
     Smith Barney High Income Fund
     Smith Barney Investment Grade Bond Fund
     Smith Barney Managed Governments Fund Inc.
   Tax-Exempt Funds
    *Smith Barney Arizona Municipals Fund Inc.
     Smith Barney California Municipals Fund Inc.
     Smith Barney Florida Municipals Fund
    *Smith Barney Intermediate Maturity California Municipals Fund
    *Smith Barney Intermediate Maturity New York Municipals Fund
    *Smith Barney Limited Maturity Municipals Fund
     Smith Barney Managed Municipals Fund Inc.

SMITH BARNEY
New Jersey Municipals Fund Inc.

EXCHANGE PRIVILEGE (CONTINUED)


     Smith Barney Massachusetts Municipals Fund
     Smith Barney Muni Funds--California Portfolio
    *Smith Barney Muni Funds--Florida Limited Term Portfolio
     Smith Barney Muni Funds--Florida Portfolio
     Smith Barney Muni Funds--Georgia Portfolio
    *Smith Barney Muni Funds--Limited Term Portfolio
     Smith Barney Muni Funds--National Portfolio
     Smith Barney Muni Funds--New Jersey Portfolio
     Smith Barney Muni Funds--New York Portfolio
     Smith Barney Muni Funds--Ohio Portfolio
     Smith Barney Muni Funds--Pennsylvania Portfolio
     Smith Barney New York Municipals Fund Inc.
     Smith Barney Oregon Municipals Fund
     Smith Barney Tax-Exempt Income Fund
   International Funds
     Smith Barney World Funds, Inc.--Emerging Markets Portfolio
     Smith Barney World Funds, Inc.--European Portfolio
     Smith Barney World Funds, Inc.--Global Government Bond Portfolio Smith Barney World Funds, Inc.--International Balanced Portfolio Smith Barney World Funds, Inc.--International Equity Portfolio Smith Barney World Funds, Inc.--Pacific Portfolio
     Smith Barney Precious Metals and Minerals Fund Inc.
  Money Market Funds
    +Smith Barney Exchange Reserve Fund
   ++Smith Barney Money Funds, Inc.--Cash Portfolio
   ++Smith Barney Money Funds, Inc.--Government Portfolio
  ***Smith Barney Money Funds, Inc.--Retirement Portfolio

SMITH BARNEY
New Jersey Municipals Fund Inc.

EXCHANGE PRIVILEGE (CONTINUED)

   ++Smith Barney Municipal Money Market Fund, Inc.
   ++Smith Barney Muni Funds--California Money Market Portfolio
   ++Smith Barney Muni Funds--New York Money Market Portfolio

[FN]
---------
  * Available for exchange with Class A, Class C and Class Y shares of the Fund. ** Available for exchange with Class A, Class B and Class Y shares of the Fund.
*** Available for exchange with Class A shares of the Fund.
  + Available for exchange with Class B and Class C shares of the Fund.
 ++ Available for exchange with Class A and Class Y shares of the Fund.

  Class A Exchanges. Class A shares of Smith Barney Mutual Funds sold without a sales charge or with a maximum sales charge of less than the maximum charged by other Smith Barney Mutual Funds will be subject to the appropriate "sales charge differential" upon the exchange of such shares for Class A shares of a fund sold with a higher sales charge. The "sales charge differential" is lim-ited to a percentage rate no greater than the excess of the sales charge rate applicable to purchases of shares of the mutual fund being acquired in the exchange over the sales charge rate(s) actually paid on the mutual fund shares relinquished in the exchange and on any predecessor of those shares. For pur-poses of the exchange privilege, shares obtained through automatic reinvestment of dividends and capital gains distributions are treated as having paid the same sales charges applicable to the shares on which the dividends or distribu-tions were paid; however, if no sales charge was imposed upon the initial pur-chase of the shares, any shares obtained through automatic reinvestment will be subject to a sales charge differential upon exchange.

  Class B Exchanges. In the event a Class B shareholder (unless such share-holder was a Class B shareholder of the Short-Term World Income Fund on July 15, 1994) wishes to exchange all or a portion of his or her shares in any of the funds imposing a higher CDSC than that imposed by the Fund, the exchanged Class B shares will be subject to the higher applicable CDSC. Upon an exchange, the new Class B shares will be deemed to have been purchased on the same date as the Class B shares of the Fund that have been exchanged.

  Class C Exchanges. Upon an exchange, the new Class C shares will be deemed to have been purchased on the same date as the Class C shares of the Fund that have been exchanged.

SMITH BARNEY
New Jersey Municipals Fund Inc.

EXCHANGE PRIVILEGE (CONTINUED)

  Class Y Exchanges. Class Y shareholders of the Fund who wish to exchange all or a portion of their Class Y shares for Class Y shares in any of the funds identified above may do so without imposition of any charge.

  Additional Information Regarding the Exchange Privilege. Although the exchange privilege is an important benefit, excessive exchange transactions can be detrimental to the Fund's performance and its shareholders. SBMFM may deter-mine that a pattern of frequent exchanges is excessive and contrary to the best interests of the Fund's other shareholders. In this event, SBMFM will notify Smith Barney and Smith Barney may, at its discretion, decide to limit addi-tional purchases and/or exchanges by a shareholder. Upon such a determination, Smith Barney will provide notice in writing or by telephone to the shareholder at least 15 days prior to suspending the exchange privilege and during the 15 day period the shareholder will be required to (a) redeem his or her shares of the Fund or (b) remain invested in the Fund or exchange into any of the funds of the Smith Barney Mutual Funds ordinarily available, which position the shareholder would be expected to maintain for a significant period of time. All relevant factors will be considered in determining what constitutes an abusive pattern of exchanges.

  Exchanges will be processed at the net asset value next determined, plus any applicable sales charge differential. Redemption procedures discussed below are also applicable for exchanging shares, and exchanges will be made upon receipt of all supporting documents in proper form. If the account registration of the shares of the fund being acquired is identical to the registration of the shares of the fund exchanged, no signature guarantee is required. A capital gain or loss for tax purposes will be realized upon the exchange, depending upon the cost or other basis of shares redeemed. Before exchanging shares, investors should read the current prospectus describing the shares to be acquired. The Fund reserves the right to modify or discontinue exchange privi-leges upon 60 days' prior notice to shareholders.

REDEMPTION OF SHARES


  The Fund is required to redeem the shares of the Fund tendered to it, as described below, at a redemption price equal to their net asset value per share next determined after receipt of a written request in proper form at no charge

SMITH BARNEY
New Jersey Municipals Fund Inc.

REDEMPTION OF SHARES (CONTINUED)

other than any applicable CDSC. Redemption requests received after the close of regular trading on the NYSE are priced at the net asset value next determined.

  If a shareholder holds shares in more than one Class, any request for redemp-tion must specify the Class being redeemed. In the event of a failure to spec-ify which Class, or if the investor owns fewer shares of the Class than speci-fied, the redemption request will be delayed until the Fund's transfer agent receives further instructions from Smith Barney, or if the shareholder's account is not with Smith Barney, from the shareholder directly. Effective June 7, 1995, redemption proceeds will be remitted on or before the third day fol-lowing receipt of proper tender, except on any days on which the NYSE is closed or as permitted under the 1940 Act in extraordinary circumstances. Generally, if the redemption proceeds are remitted to a Smith Barney brokerage account, these funds will not be invested for the shareholder's benefit without specific instruction and Smith Barney will benefit from the use of temporarily uninvested funds. Redemption proceeds for shares purchased by check, other than a certified or official bank check, will be remitted upon clearance of the check, which may take up to ten days or more.

  Shares held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. Shares other than those held by Smith Barney as custodian may be redeemed through an investor's Finan-cial Consultant, Introducing Broker or dealer in the selling group or by sub-mitting a written request for redemption to:

 Smith Barney New Jersey Municipals Fund Inc.
 Class A, B, C or Y (please specify)
 c/o The Shareholders Services Group, Inc.
 P.O. Box 9134
 Boston, Massachusetts 02205-9134

  A written redemption request must (a) state the Class and number or dollar amount of shares to be redeemed, (b) identify the shareholder's account number and (c) be signed by each registered owner exactly as the shares are regis-tered. If the shares to be redeemed were issued in certificate form, the cer-tificates must be endorsed for transfer (or be accompanied by an endorsed stock power) and must be submitted to TSSG together with the redemption request. Any signature appearing on a redemption request, share certificate or stock power must

SMITH BARNEY
New Jersey Municipals Fund Inc.

REDEMPTION OF SHARES (CONTINUED)

be guaranteed by an eligible guarantor institution such as a domestic bank, savings and loan institution, domestic credit union, member bank of the Federal Reserve System or member firm of a national securities exchange. TSSG may require additional supporting documents for redemptions made by corporations, executors, administrators, trustees or guardians. A redemption request will not be deemed properly received until TSSG receives all required documents in proper form.

 AUTOMATIC CASH WITHDRAWAL PLAN

  The Fund offers shareholders an automatic cash withdrawal plan, under which shareholders who own shares with a value of at least $10,000 many elect to receive cash payments of at least $50 monthly or quarterly. The withdrawal plan will be carried over on exchanges between funds or Classes of the Fund. Any applicable CDSC will not be waived on amounts withdrawn by a shareholder that exceed 1.00% per month of the value of the shareholder's shares subject to the CDSC at the time the withdrawal plan commences. (With respect to withdrawal plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the shareholder's shares subject to the CDSC.) For further information regarding the automatic cash withdrawal plan, shareholders should contact a Smith Barney Financial Con-sultant.

MINIMUM ACCOUNT SIZE


  The Fund reserves the right to involuntarily liquidate any shareholder's account in the Fund if the aggregate net asset value of the shares held in the Fund account is less than $500. (If a shareholder has more than one account in this Fund, each account must satisfy the minimum account size.) The Fund, how-ever, will not redeem shares based solely on market reductions in net asset value. Before the Fund exercises such right, shareholders will receive written notice and will be permitted 60 days to bring accounts up to the minimum to avoid automatic redemption.

SMITH BARNEY
New Jersey Municipals Fund Inc.

PERFORMANCE

 YIELD

  From time to time, the Fund may advertises the 30-day "yield" and "equivalent taxable yield" of each Class of shares. The yield refers to the income gener-ated by an investment in those shares of the Fund over the 30-day period iden-tified in the advertisement and is computed by dividing the net investment income per share earned by the Class during the period by the maximum public offering price per share on the last day of the period. This income is "annualized" by assuming that the amount of income is generated each month over a one-year period and is compounded semi-annually. The annualized income is then shown as a percentage of the net asset value.

  The equivalent taxable yield demonstrates the yield on a taxable investment necessary to produce an after-tax yield equal to the Fund's tax-exempt yield for each Class. It is calculated by increasing the yield shown for the Class to the extent necessary to reflect the payment of taxes at specified tax rates. Thus, the equivalent taxable yield always will exceed the Fund's yield. For more information on equivalent taxable yields, please refer to the table under "Dividends, Distributions and Taxes."

 TOTAL RETURN

  From time to time the Fund may include its total return, average annual total return and current dividend return in advertisements and/or other types of sales literature. These figures are computed separately for Class A, Class B, Class C and Class Y shares of the Fund. These figures are based on historical earnings and are not intended to indicate future performance. Total return is computed for a specified period of time assuming deduction of the maximum sales charge, if any, from the initial amount invested and reinvestment of all income dividends and capital gain distributions on the reinvestment dates at prices calculated as stated in this Prospectus, then dividing the value of the invest-ment at the end of the period so calculated by the initial amount invested and subtracting 100%. The standard average annual total return, as prescribed by the SEC, is derived from this total return, which provides the ending redeem-able value. Such standard total return information may also be accompanied with nonstandard total return information for differing periods computed in the same manner but without annualizing the total return or taking sales charges into account. The Fund calculates current dividend return for each Class by annualizing the most recent monthly distribution and then dividing by the net

SMITH BARNEY
New Jersey Municipals Fund Inc.

PERFORMANCE (CONTINUED)

asset value or the maximum public offering price (including sales charge) on the last day of the period for which current dividend return is presented. The current dividend return for each Class may vary from time to time depending on market conditions, the composition of the Fund's investment portfolio and oper-ating expenses. These factors and possible differences in the methods used in calculating current dividend return should be considered when comparing a Class' current return to yields published for other investment companies and other investment vehicles. The Fund may also include comparative performance information in advertising or marketing its shares. Such performance informa-tion may include data from Lipper Analytical Services, Inc. or similar indepen-dent services that monitor the performance of mutual funds, or other industry publications. The Fund will include performance data for Class A, Class B, Class C and Class Y shares in any advertisement or information including per-formance data of the Fund.

MANAGEMENT OF THE FUND


 BOARD OF DIRECTORS

  Overall responsibility for management and supervision of the Fund rests with the Fund's Board of Directors. The Directors approve all significant agreements between the Fund and the companies that furnish services to the Fund, including agreements with the Fund's distributor, investment adviser, administrator, sub-administrator, custodian and transfer agent. The day-to-day operations of the Fund are delegated to the Fund's investment adviser, administrator and sub-administrator. The Statement of Additional Information contains general back-ground information regarding each Director and executive officer of the Fund.

 INVESTMENT ADVISER -- SBMFM

  SBMFM, located at 388 Greenwich Street, New York, New York 10013, serves as the Fund's investment adviser pursuant to a transfer of the advisory agreement, effective November 7, 1994, from its affiliate, Mutual Management Corp. (Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Holdings.) Investment advisory services continue to be provided to the Fund by the same portfolio managers who had provided services under the agreement with Mutual Management Corp. SBMFM (through predecessor entities) has been in the invest-ment counseling business since 1934 and is a registered

SMITH BARNEY
New Jersey Municipals Fund Inc.

MANAGEMENT OF THE FUND (CONTINUED)

investment adviser. SBMFM renders investment advice to investment companies that had aggregate assets under management as of April 28, 1995 in excess of $58.36 billion.

  Subject to the supervision and direction of the Fund's Board of Directors, SBMFM manages the Fund's portfolio in accordance with the Fund's investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities and employs professional portfolio managers and securities analysts who provide research services to the Fund. For investment advisory services rendered, the Fund pays SBMFM an investment advisory fee at the following annual rates: 0.35% of average daily net assets up to $500 mil-lion; and 0.32% of average daily net assets in excess of $500 million. For the fiscal year ended March 31, 1995, Mutual Management Corp. and SBMFM were paid investment advisory fees equal to 0.35% of the value of the average daily net assets of the Fund.

 PORTFOLIO MANAGEMENT

  Lawrence T. McDermott, an Investment Officer of SBMFM, has served as Vice President and Investment Officer of the Fund since it commenced operations, and manages the day-to-day operations of the Fund, including making all investment decisions.

  Management's discussion and analysis, and additional performance information regarding the Fund during the fiscal year ended March 31, 1995, are included in the Annual Report dated March 31, 1995. A copy of the Annual Report may be obtained upon request and without charge from a Smith Barney Financial Consul-tant or by writing or calling the Fund at the address or telephone number listed on page one of this Prospectus.

 ADMINISTRATOR

  SBMFM also serves as the Fund's administrator and oversees all aspects of the Fund's administration. For administration services rendered, the Fund pays SBMFM a fee at the following annual rates of average daily net assets: 0.20% to $500 million; and 0.18% in excess of $500 million.

SMITH BARNEY
New Jersey Municipals Fund Inc.

MANAGEMENT OF THE FUND (CONTINUED)


 SUB-ADMINISTRATOR -- BOSTON ADVISORS

  Boston Advisors, located at One Boston Place, Boston, Massachusetts 02108, serves as the Fund's sub-administrator. Boston Advisors provides investment management, investment advisory and/or administrative services to investment companies which had aggregate assets under management as of April 29, 1995, in excess of $13.157 billion.

  Boston Advisors calculates the net asset value of the Fund's shares and gen-erally assists SBMFM in all aspects of the Fund's administration and operation. Under a sub-administration agreement dated July 20, 1994, Boston Advisors is paid a portion of the fee paid by the Fund to SBMFM at a rate agreed upon from time to time between Boston Advisors and SBMFM. Prior to July 20, 1994, Boston Advisors served as the Fund's administrator. For the fiscal year ended March 31, 1994, the Fund paid administration fees to Boston Advisors in an amount equal to 0.18% of the value of the average daily net assets of the Fund and Boston Advisors waived administration fees payable to it in an amount equal to 0.02% of the value of the average daily net assets of the Fund.

DISTRIBUTOR


  Smith Barney is located at 388 Greenwich Street, New York, New York 10013. Smith Barney distributes shares of the Fund as principal underwriter and as such conducts a continuous offering pursuant to a "best efforts" arrangement requiring Smith Barney to take and pay for only such securities as may be sold to the public. Pursuant to a plan of distribution adopted by the Fund under Rule 12b-1 under the 1940 Act (the "Plan"), Smith Barney is paid a service fee with respect to Class A, Class B and Class C shares of the Fund at the annual rate of 0.15% of the average daily net assets of the respective Class. Smith Barney is also paid a distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.55%, respectively, of the average daily net assets attributable to those Classes. Class B shares which automati-cally convert to Class A shares eight years after the date of original purchase will no longer be subject to a distribution fee. The fees are used by Smith Barney to pay its Financial Consultants for servicing shareholder accounts and, in the case of Class B and Class C shares, to cover expenses primarily intended to result in the sale of those shares. These expenses include: advertising expenses; the cost of printing and mailing prospectuses to potential investors; payments to

SMITH BARNEY
New Jersey Municipals Fund Inc.

DISTRIDUTOR (CONTINUED)

and expenses of Smith Barney Financial Consultants and other persons who pro-vide support services in connection with the distribution of shares; interest and/or carrying charges; and indirect and overhead costs of Smith Barney asso-ciated with the sale of Fund shares, including lease, utility, communications and sales promotion expenses.

  The payments to Smith Barney Financial Consultants for selling shares of a Class include a commission or fee paid by the investor or Smith Barney at the time of sale and, with respect to Class A, Class B and Class C shares, a con-tinuing fee for servicing shareholder accounts for as long as a shareholder remains a holder of that Class. Smith Barney Financial Consultants may receive different levels of compensation for selling different Classes of shares.

  Payments under the Plan are not tied exclusively to the distribution and shareholder service expenses actually incurred by Smith Barney and the payments may exceed distribution expenses actually incurred. The Fund's Board of Direc-tors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in so doing will consider all relevant factors, including expenses borne by Smith Barney, amounts received under the Plan and proceeds of the CDSC.

ADDITIONAL INFORMATION


  The Fund was incorporated under the laws of the State of Maryland on November 12, 1987, and is registered with the SEC as a non-diversified, open-end manage-ment investment company. The Fund offers shares of common stock currently clas-sified into four Classes--A, B, C and Y. Each Class of shares has a par value of $.001 per share and represents identical interest in the Fund's investment portfolio. As a result, the Classes have the same rights, privileges and pref-erences, except with respect to: (a) the designation of each Class; (b) the effect of the respective sales charges, if any, for each Class; (c) the distri-bution and/or service fees, if any, borne by each Class; (d) the expenses allo-cable exclusively to each Class; (e) voting rights on matters exclusively affecting a single Class; (f) the exchange privilege of each Class; and (g) the conversion feature of the Class B shares. The Board of Directors does not anticipate that there will be any conflicts among the interests of the holders of the different Classes. The Directors, on an ongoing basis, will consider whether any such conflict exists and, if so, will take appropriate action.

SMITH BARNEY
New Jersey Municipals Fund Inc.

ADDITIONAL INFORMATION (CONTINUED)


  The Fund does not hold annual shareholder meetings. There normally will be no meetings of shareholders for the purpose of electing Directors unless and until such time as less than a majority of the Directors holding office have been elected by shareholders. The Directors will call a meeting for any purpose upon written request of shareholders holding at least 10% of the Fund's outstanding shares, and the Fund will assist shareholders in calling such a meeting as required by the 1940 Act. When matters are submitted for shareholder vote, shareholders of each Class will have one vote for each full share owned and a proportionate, fractional vote for any fractional share held of that Class. Generally, shares of the Fund will be voted on a Fund-wide basis on all matters except matters affecting only the interests of one Class.

  Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon located at One Boston Place, Boston, Massachusetts 02108, serves as cus-todian of the Fund's investments.

  TSSG is located at Exchange Place, Boston, Massachusetts 02109, and serves as the Fund's transfer agent.

  The Fund sends to each of its shareholders a semi-annual report and an audited annual report, which include listings of investment securities held by the Fund at the end of each reporting period. In an effort to reduce the Fund's printing and mailing costs, the Fund plans to consolidate the mailing of its semi-annual and annual reports by household. This consolidation means that a household having multiple accounts with the identical address of record will receive a single copy of each report. Shareholders who do not want this consol-idation to apply to their account should contact their Smith Barney Financial Consultant or TSSG.

                 [LOGO OF SMITH BARNEY A MEMBER OF TRAVELERS GROUP APPEAR HERE]










                                    SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.


                                   388 Greenwich Street New York, New York 10013

                                                                       FD0231 E5

          STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 25, 1995

                         Acquisition Of The Assets Of

                             NEW JERSEY PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                            (800) 224-7523

                       By And In Exchange For Shares Of

                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

          This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of the New Jersey Portfolio (the "Acquired Fund") of Smith Barney Muni Funds to Smith Barney New Jersey Municipals Funds Inc. (the "Acquiring Fund") in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

     1. Statement of Additional Information of Smith Barney New Jersey Municipals Fund Inc. dated May 29, 1995.

     2. Annual Report of Smith Barney New Jersey Municipals Fund Inc. for the fiscal year ended March 31, 1995.

     3. Annual Report of Smith Barney Muni Funds -- New Jersey Portfolio for the fiscal year ended March 31, 1995.

     4.   Pro Forma Financial Statements.

          This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement, dated October 25, 1995, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling toll-free (800) 224-7523. This Statement of

Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated October 25, 1995.

          The date of this Statement of Additional Information is October 25, 1995.

                      STATEMENT OF ADDITIONAL INFORMATION
                                      OF
                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
                              DATED MAY 29, 1995.

Smith Barney
New Jersey Municipals Fund Inc.
388 Greenwich Street
New York, New York 10013
(212) 723-9218






Statement of Additional Information                              May 29, 1995



     This Statement of Additional Information expands upon and supplements the information contained in the current Prospectus of Smith Barney New Jersey Municipals Fund Inc. (the "Fund"), dated May 29, 1995, as amended or supplemented from time to time, and should be read in conjunction with the Fund's Prospectus. The Fund's Prospectus may be obtained from a Smith Barney Financial Consultant or by writing or calling the Fund at the address or telephone number set forth above. This Statement of Additional Information, although not in itself a prospectus, is incorporated by reference into the Prospectus in its entirety.

TABLE OF CONTENTS

For ease of reference the same section headings are used in both the Prospectus and the Statement of Additional Information, except where shown below:

Management  of  the Fund...................................................................          1
Investment Objective  and  Management Policies.............................................          5
Municipal   Bonds   (See  in   the   Prospectus  "New   Jersey  Municipal Securities").....          9
Purchase of Shares.........................................................................         15
Redemption  of Shares......................................................................         16
Distributor.................................................................................        17
Valuation of Shares.........................................................................        18
Exchange Privilege..........................................................................        18
Performance Data (See  in  the Prospectus "Performance")....................................        19
Taxes   (See    in   the   Prospectus   "Dividends,   Distributions   and  Taxes")..........        22
Additional Information......................................................................        25
Financial Statements........................................................................        25
Appendix....................................................................................        A1




MANAGEMENT OF THE FUND

The  executive  officers  of  the  Fund   are  employees  of  certain  of  the
organizations that provide services to the Fund.

     Name                                                             Service

     Smith Barney Inc.
     ("Smith Barney")...................................            Distributor
     Smith Barney Mutual Funds Management Inc.
     ("SBMFM")..........................................            Investment  Adviser and Administrator
     The Boston Company Advisors, Inc.
     ("Boston Advisors")................................            Sub-Administrator
     Boston Safe Deposit and Trust Company
     ("Boston Safe")....................................            Custodian
     The Shareholder Services Group, Inc. ("TSSG"),
     a subsidiary of First Data Corporation.............            Transfer Agent

These organizations and the functions they perform for the Fund are discussed in the Prospectus and in this Statement of Additional Information.

Directors and Executive Officers of the Fund

The names of the Directors and executive officers of the Fund, together with information as to their principal business occupations during the past five years, are shown below. Each Director who is an "interested person" of the Fund, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), is indicated by an asterisk.

     Herbert Barg, Director (Age 73). Private Investor. His address is 273 Montgomery Avenue, Bala Cynwyd, Pennsylvania 19004.

     *Alfred  J. Bianchetti,  Director  (Age 72).    Retired; formerly  Senior
Consultant to Dean Witter Reynolds Inc. His address is 19 Circle End Drive, Ramsey, New Jersey 17466.

     Martin  Brody,  Director  (Age  73).   Vice  Chairman  of  the  Board  of
Restaurant  Associates Industries  Corp.;  a Director  of  Jaclyn,  Inc.   His
address is HMK Associates, Three ADP Boulevard, Roseland, New Jersey 07068.

     Dwight B. Crane, Director (Age 57). Professor, Graduate School of Business Administration, Harvard University; a Director of Peer Review Analysis, Inc. His address is Graduate School of Business Administration, Harvard University, Boston, Massachusetts 02163.

     Burt N. Dorsett, Director (Age 69). Managing Partner of Dorsett McCabe Management, Inc., an investment counseling firm; Director of Research Corporation Technologies, Inc., a non-profit patent-clearing and licensing firm. His address is 201 East 62nd Street, New York, New York 10021.

     Elliot S. Jaffe, Director (Age 68). Chairman of the Board and President of The Dress Barn, Inc. His address is 30 Dunnigan Drive, Suffern, New York 10901.

     Stephen E. Kaufman, Director (Age 63). Attorney. His address is 277 Park Avenue, New York, New York 10172.

     Joseph J. McCann, Director (Age 64). Financial Consultant; formerly Vice President of Ryan Homes, Inc., Pittsburgh, Pennsylvania. His address is 200 Oak Park Place, Pittsburgh,
Pennsylvania 15243.

     *Heath B.  McLendon, Chairman of  the Board  and Investment Officer  (Age
62). Managing Director of Smith Barney, Chairman of the Board of Smith Barney Strategy Advisers Inc. and President of SBMFM; prior to July 1993, Senior Executive Vice President of Shearson Lehman Brothers Inc. ("Shearson Lehman Brothers"), Vice Chairman of Asset Management Division of Shearson Lehman Brothers; a Director of PanAgora Asset Management, Inc. and PanAgora Asset Management Limited. His address is 388 Greenwich Street, New York, New York 10013.

     Cornelius  C. Rose, Jr., Director (Age  61). President, Cornelius C. Rose
Associates,  Inc.,  financial  consultants,  and   Chairman  and  Director  of
Performance Learning Systems, an educational consultant. His address is P.O. Box 355, Fair Oaks, Enfield, New Hampshire 03748.

     James J. Crisona, Director emeritus (Age 87). Attorney; formerly Justice of the Supreme Court of the State of New York. His address is 118 East 60th Street, New York, New York 10022.


      Jessica M. Bibliowicz, President (Age 35). Executive Vice President of Smith Barney; prior to 1994, Director of Sales and Marketing for Prudential Mutual Funds; prior to 1990, First Vice President,

Asset Management  Division of Shearson  Lehman Brothers.   Ms. Bibliowicz also
serves as President of 25 other mutual funds of the Smith Barney Mutual Funds. Her address is 388 Greenwich Street, New York, New York 10013.

     Lawrence T. McDermott, Vice President and Investment Officer (Age 46). Investment Officer of SBMFM; prior to July 1993, Managing Director of Shearson Lehman Advisors, the predecessor to SBMFM. Mr. McDermott also serves as Investment Officer of 10 other mutual funds of the Smith Barney Mutual Funds. His address is 388 Greenwich Street, New York, New York 10013.

     Karen L. Mahoney-Malcomson, Investment Officer (Age 38). Investment Officer of SBMFM; prior to July 1993, Vice President of Shearson Lehman Advisors. Ms. Mahoney- Malcomson also serves as Investment Officer of 7 other mutual funds of the Smith Barney Mutual Funds. Her address is 388 Greenwich Street, New York, New York 10013.

     Lewis E. Daidone, Senior Vice President and Treasurer (Age 37). Managing Director of Smith Barney; Director and Senior Vice President of SBMFM. Mr. Daidone also serves as Senior
Vice President and Treasurer of other mutual funds of the Smith Barney Mutual Funds. His address is 388 Greenwich Street, New York, New York 10013.

     Christina T. Sydor, Secretary (Age 44). Managing Director of Smith Barney; General Counsel and Secretary of SBMFM. Ms. Sydor also serves as Secretary of other mutual funds of the Smith Barney Mutual Funds. Her address is 388 Greenwich Street, New York, New York 10013.

     No Director, officer or employee of Smith Barney or of any parent or subsidiary receives any compensation from the Fund for serving as an officer or Director of the Fund. The Fund pays each Director who is not an officer, director or employee of Smith Barney or any of its affiliates a fee of $1,000 per annum plus $100 per meeting attended and each Director emeritus who is not an officer, director or employee of Smith Barney or any of its affiliates a fee of $500 per annum plus $50 per meeting attended. The Fund reimburses all Directors for travel and out-ofpocket expenses. For the fiscal year ended March 31, 1995, such fees and expenses totaled $16,692.

     For the fiscal year ended March 31, 1995, the Directors of the Fund were paid the following compensation:

                                                                          Aggregate Compensation
                                             Aggregate Compensation        from the Smith Barney
                  Director*                      from the Fund+               Mutual Funds***
         Herbert Barg (13)................         $1,600                        $ 77,850
         Alfred J. Bianchetti(8)..........          1,600                          38,850
         Martin Brody (15)...............           1,250                         111,675
         Dwight B. Crane (18)...........            1,600                         125,975
         Burt N. Dorsett (12).............            700                          34,300
         Robert Frankel (7) ............            1,250                          75,850
         Paul Hardin (12) ..............            1,250                          68,600
         Elliot S. Jaffe (12)...............          700                          33,300
         Stephen E. Kaufman (10).......             1,600                          83,600
         Joseph J. McCann (18)..........            1,600                          51,100
         Heath B. McLendon (29).......                --                              --
         Cornelius C. Rose (12)..........             700                          33,300
         James J. Crisona**(10)..........           1,425                          67,350

*    Number of directorships/trusteeships held with other mutual funds in the Smith Barney Mutual Funds.

** Director Emeritus. A Director emeritus may attend meetings of the Fund's Board of Directors but has no voting rights at such meetings.

*** Aggregate Compensation from the Smith Barney Mutual Funds is for calendar year ended December 31, 1994.
     As of January 1, 1995, Messrs. Frankel and Hardin resigned from the Fund's Board of Directors.


   The information presented in this table for Aggregate Compensation reflects the compensation paid to Messrs. Frankel and Hardin and the number of funds within the Smith Barney Mutual Funds for which they served as directors as of the date of this Statement of Additional Information for the fiscal year ended March 31, 1995.

Investment Adviser and Administrator-SBMFM

     SBMFM serves as investment adviser to the Fund pursuant to a transfer of the investment advisory agreement effective November 7, 1994, from its affiliate, Mutual Management Corp. Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Travelers Group Inc. ("Travelers"). The advisory agreement is dated July 30, 1993 (the "Advisory Agreement") and was first approved by the Board of Directors, including a majority of those Directors who are not "interested persons" of the Fund or Smith Barney, on April 7, 1993. The services provided by SBMFM under the Advisory Agreement are described in the Prospectus under "Management of the Fund." SBMFM pays the salary of any officer or employee who is employed by both it and the Fund.

     As compensation for investment advisory services, the Fund pays SBMFM a fee computed daily and paid monthly at the following annual rates of the Fund's average daily net assets: 0.35% up to $500 million; and 0.32% in excess of $500 million. For the 1993, 1994 and 1995 fiscal years, the investment advisory fees paid to SBMFM and its predecessors amounted to, $378,146, $559,176, and $579,652, respectively. Shearson Lehman Advisors, Mutual Management Corp. and/or SBMFM voluntarily waived investment advisory fees for the fiscal years ended March 31, 1993 and 1994 in the amounts of $110,602 and $49,482, respectively.

     SBMFM also serves as administrator to the Fund pursuant to a written agreement dated April 20, 1994 (the "Administration Agreement"), which was most recently approved by the Fund's Board of Directors, including a majority of Directors who are not "interested persons" of the Fund or SBMFM, on July 20, 1994. The services provided by SBMFM under the Administration Agreement are described in the Prospectus under "Management of the Fund." SBMFM pays the salary of any officer and employee who is employed by both it and the Fund and bears all expenses in connection with the performance of its services.

     As compensation for administrative services rendered to the Fund, SBMFM receives a fee paid at the following annual rates: 0.20% of average daily net assets up to $500 million; and 0.18% of average daily net assets in excess of $500 million. For the fiscal year ended March 31, 1995, administrative fees paid to SBMFM equaled $331,230.

Sub-Administrator - Boston Advisors

     Boston Advisors currently serves as subadministrator to the Fund under a written agreement (the "SubAdministration Agreement") dated April 20, 1994, which was most recently approved by the Fund's Board of Directors, including a majority of Directors who are not "interested persons" of the Fund or Boston Advisors on April 20, 1994. Under the Sub-Administration Agreement, Boston Advisors is paid a portion of the administration fee paid by the Fund to SBMFM at a rate agreed upon from time to time between Boston Advisors and SBMFM. Boston Advisors is a wholly owned subsidiary of The Boston Company, Inc. ("TBC"), a financial services holding company, which is in turn a wholly owned subsidiary of Mellon Bank Corporation ("Mellon").

     Prior to April 20, 1994, Boston Advisors served as the Fund's sub-investment advisor and/or administrator. For the fiscal years ended March 31, 1992, 1993 and 1994, such fees amounted to $162,580, $216,083 and
$319,529, respectively.       Boston      Advisors      voluntarily     waived
sub-investment advisory and/or administration fees for the fiscal years ended March 31, 1993 and 1994 in the amounts of $63,201 and $28,275, respectively.

     Certain of the services provided to the Fund by Boston Advisors pursuant to the Sub-Administration Agreement are described in the Prospectus under "Management of the Fund." In addition to those services, Boston Advisors pays the salaries of all officers and employees who are employed by both it and the Fund, maintains office facilities for the Fund, furnishes the Fund with statistical and research data, clerical help and accounting, data processing, bookkeeping, internal auditing and legal services and certain other services required by the Fund, prepares reports to the Fund's shareholders, and prepares tax returns, reports to and filings with the Securities and Exchange Commission (the "SEC") and state Blue Sky authorities. Boston Advisors bears all expenses in connection with the performance of its services.

     The Fund bears expenses incurred in its operations, including: taxes, interest, brokerage fees and commissions, if any; fees of Directors who are not officers, directors, shareholders or employees of Smith Barney, SBMFM or Boston Advisors; SEC fees and state Blue Sky qualification fees; charges of custodian; transfer and dividend disbursing agent's fees; certain insurance premiums; outside auditing and legal expenses; costs of any independent pricing service; costs of maintaining corporate existence; costs attributable to investors services (including allocated telephone and personnel expenses); costs of preparation and printing of prospectuses for regulatory purposes and for distribution to existing shareholders; costs of shareholders' reports and shareholder meetings and meetings of the officers or Board of Directors of the Fund.

     SBMFM and Boston Advisors have agreed that if in any fiscal year the aggregate expenses of the Fund (including fees payable pursuant to the
Advisory  Agreement,  SubAdministration   and  Administration  Agreement   but
excluding interest, taxes and brokerage fees paid pursuant to the
Fund's services and distribution plan, and, with the prior written consent of the necessary state securities commissions, extraordinary expenses) exceed the expense limitation of any state having jurisdiction over the Fund, SBMFM and Boston Advisors will, to the extent required by state law, reduce their management fees by the amount of such excess expenses, such amount to be allocated between them in the proportion that their respective fees bear to the aggregate of such fees paid by the Fund. Such fee reductions, if any, will be reconciled on a monthly basis. For the fiscal year ended March 31, 1995 no such fee reduction was required.

Counsel and Auditors

     Willkie  Farr &  Gallagher serves  as  legal counsel  to the  Fund.   The
Directors  who  are   not  "interested  persons"  of  the  Fund  ("Independent
Directors") have selected Stroock & Stroock & Lavan as their legal counsel.

     KPMG Peat Marwick LLP ("Peat Marwick"), independent accountants, 345 Park Avenue, New York, New York 10154, serve as auditors of the Fund and will render an opinion on the Fund's financial statements annually beginning with the fiscal year ending March 31, 1996. Prior to Peat Marwick's appointment, Coopers and Lybrand L.L.P., served as auditors of the Fund and rendered an opinion on the Fund's financial statements for the fiscal year ended March 31, 1995.

INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES

     The Prospectus discusses the Fund's investment objective and the policies it employs to achieve that objective. The following discussion supplements the description of the Fund's investment policies in the Prospectus. For purposes of this Statement of Additional Information, obligations of non-New Jersey municipal issuers, the interest on which is at least exempt from Federal income taxation ("Other Municipal Securities"), and obligations of the State of New Jersey and its political subdivisions, agencies and public authorities (together with certain municipal issuers such as the Commonwealth of Puerto Rico, the Virgin Islands and Guam) that pay interest which is excluded from gross income for Federal income tax purposes and exempt from New Jersey personal income taxes ("New Jersey Municipal Securities'') are collectively referred to as "Municipal Bonds."

     As noted in the Prospectus, the Fund is classified as a non-diversified investment company under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that may be invested in the obligations of a single issuer. The identification of the issuer of Municipal Bonds generally depends upon the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the issuing entity and the security is backed only by the assets and revenues of such entity, such entity would be deemed to be the sole issuer. Similarly, in the case of a private activity bond, if that bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user is deemed to be the sole issuer. If in either case, however, the creating government or some other entity guarantees a security, such a guarantee would be considered a separate security and would be treated as an issue of such government or other entity.

Ratings as Investment Criteria

     In general, the ratings of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Corporation ("S&P") represent the opinions of those agencies as to the quality of the Municipal Bonds and short-term investments which they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality and do not evaluate the market risk of securities. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities, but the Fund also will rely upon the independent advice of SBMFM to evaluate potential investments. Among the factors that will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. To the extent the Fund invests in lower-rated and comparable unrated securities, the Fund's achievement of its investment objective may be more dependent on SBMFM's credit analysis of such securities than would be the case for a portfolio consisting entirely of higher-rated securities.

     Subsequent to its purchase by the Fund, an issue of Municipal Bonds may cease to be rated or its rating may be reduced below the rating given at the time the securities were acquired by the Fund. Neither event will require the sale of such Municipal Bonds by the Fund, but SBMFM will consider such event in its determination of whether the Fund should continue to hold the Municipal Bonds. In addition, to the extent the ratings change as a result of changes in such organizations or their rating systems or due to a corporate restructuring of Moody's or S&P, the Fund will attempt to use comparable ratings as standards for its investments in accordance with its investment objective and policies. The Appendix contains information concerning the ratings of Moody's and S&P and their significance.

Temporary Investments

     The Fund may invest in short-term investments ("Temporary Investments") consisting of (a) the following tax-exempt securities: notes of municipal issuers having, at the time of purchase, a rating within the three highest grades of Moody's or S&P or, if not rated, having an issue of outstanding Municipal Bonds rated within the three highest grades by Moody's or S&P; and
(b) the following taxable securities: obligations of the United States government, its agencies or instrumentalities ("U.S. government securities"), repurchase agreements, other debt securities rated within the three highest grades by Moody's and S&P, commercial paper rated in the highest grade by either of such rating services, and certificates of deposit of domestic banks with assets of $1 billion or more. The Fund intends to purchase tax-exempt Temporary Investments pending the investment of the proceeds of the sale of portfolio securities or shares of the Fund's common stock, or in order to have highly liquid securities available to meet anticipated redemptions. At no time will more than 20% of the Fund's total assets be invested in Temporary Investments unless the Fund has adopted a defensive investment policy; provided, however, that the Fund will seek, to the extent that it makes
Temporary Investments for defensive purposes, to make such investments in conformity with the requirements of a qualified investment fund under New Jersey law.

     Repurchase Agreements. As a defensive position only, the Fund may enter into repurchase agreements with banks which are the issuers of instruments acceptable for purchase by the Fund and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period (usually not more than seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. Repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities, the risk of a possible decline in the value of the underlying securities during the period in which the Fund seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or part of the income from the agreement. To evaluate potential risks, SBMFM or Boston Advisors, acting under the supervision of the Fund's Board of Directors, reviews on an ongoing basis the value of the collateral and the creditworthiness of those banks and dealers with which the Fund enters into repurchase agreements.

Investment Restrictions

     The Fund has adopted the following investment restrictions for the protection of shareholders. Restrictions 1 through 7 below cannot be changed without the approval of the holders of a majority of the outstanding shares of the Fund, defined as the lesser of (a) 67% of the Fund's shares present at a meeting, if the holders of more than 50% of the outstanding shares are present in person or by proxy, or (b) more than 50% of the Fund's outstanding shares. The remaining restrictions may be changed by the Board of Directors at any time. The Fund may not:

     1. Issue senior securities as defined in the 1940 Act and any rules and orders thereunder, except insofar as the Fund may be deemed to have issued senior securities by reason of: (a) borrowing money or purchasing securities on a when-issued or delayed-delivery basis; (b) purchasing or selling futures contracts and options on futures contracts and other similar instruments; and (c) issuing separate classes of shares.

     2. Invest more than 25% of its total assets in securities, the issuers of which are in the same industry. For purposes of this limitation, U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

     3. Borrow money, except that the Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, in an amount not exceeding 10% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make additional investments.

     4. Make loans. This restriction does not apply to: (a) the purchase of debt obligations in which the Fund may invest consistent with its investment objective and policies; (b) repurchase agreements; and (c) loans of its portfolio securities.

     5. Engage in the business of underwriting securities issued by other persons, except to the extent that the Fund may technically be deemed to be an underwriter under the Securities Act of 1933, as amended, in disposing of portfolio securities.

     6. Purchase or sell real estate, real estate mortgages, real estate investment trust securities, commodities or commodity contracts, but this shall not prevent the Fund from: (a) investing in securities of issuers engaged in the real estate business and securities which are secured by real estate or interests therein; (b) holding or selling real estate received in connection with securities it holds; or (c) trading in futures contracts and options on futures contracts.

     7. Purchase any securities on margin (except for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities) or sell any securities short (except against the box). For purposes of this restriction, the deposit or payment by the Fund of initial or maintenance margin in connection with futures contracts and related options and options on securities is not considered to be the purchase of a security on margin.

     8. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

     9. Purchase or sell oil and gas interests.

     10. Invest more than 5% of the value of its total assets in the securities of issuers having a record, including predecessors, of less than three years of continuous operation, except U.S. government securities. (For purposes of this restriction issuers include predecessors, sponsors, controlling persons, general partners, guarantors and originators of underlying assets.)

     11. Invest in companies for the purpose of exercising control.

     12. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and except to the extent permitted by Section 12 of the 1940 Act (currently, up to 5% of the total assets of the Fund and no more than 3% of the total outstanding voting stock of any one investment company).

     13. Engage in the purchase or sale of put, call, straddle or spread options or in the writing of such options, except that the Fund may engage in transactions involving municipal bond index and interest rate futures contracts and options thereon after approval of these investment strategies by the Board of Directors and notice thereof to the Fund's shareholders.

     Certain restrictions listed above permit the Fund to engage in investment practices that the Fund does not currently pursue. The Fund has no present intention of altering its current investment practices as otherwise described in the Prospectus and this Statement of Additional Information and any future change in those practices would require Board of Directors approval and appropriate disclosure to investors.

     If a percentage restriction is complied with at the time of an investment, a later increase or decrease in the percentage of assets resulting from a change in the values of portfolio securities or in the amount of the Fund's assets will not constitute a violation of such restriction. In order to permit the sale of the Fund's shares in certain states, the Fund may make commitments more restrictive than the restrictions described above. Should the Fund determine that any such commitment is no longer in the best interests of the Fund and its shareholders, it will revoke the commitment by terminating sales of its shares in the state involved.

Portfolio Transactions

     Newly issued securities normally are purchased directly from the issuer or from an underwriter acting as principal. Other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained; those dealers may be acting as either agents or principals. The purchase price paid by the Fund to underwriters of newly issued securities usually includes a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally are executed at a price between the bid and asked prices. The Fund has paid no brokerage commissions since its commencement of operations.

     Allocation of transactions, including their frequency, to various dealers is determined by SBMFM in its best judgment and in the manner deemed fair and reasonable to shareholders. The primary considerations are the availability of the desired security and prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers which provide supplemental investment research and statistical or other services to SBMFM may receive orders for portfolio transactions by the Fund. Information so received enables SBMFM to supplement its own research and analysis with the views and information of other securities firms. Such information may be useful to SBMFM in serving both the Fund and its other clients, and, conversely, supplemental information obtained by the placement of business of other clients may be useful to SBMFM in carrying out its obligations to the Fund.

     The Fund will not purchase Municipal Bonds during the existence of any underwriting or selling group relating thereto of which SBMFM is a member, except to the extent permitted by the SEC. Under certain circumstances, the Fund may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but which are not subject to such limitation. The Fund also may execute portfolio transactions through Smith Barney and its affiliates in accordance with rules promulgated by the SEC.

     While investment decisions for the Fund are made independently from those of the other accounts managed by SBMFM, investments of the type that the Fund may make also may be made by such other accounts. When the Fund and one or more other accounts managed by SBMFM are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by SBMFM to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or disposed of by the Fund.

Portfolio Turnover

     The Fund's portfolio turnover rate (the lesser of purchases or sales of portfolio securities during the year excluding purchases or sales of short-term securities divided by the monthly average value of portfolio securities) generally is not expected to exceed 100%, but the portfolio turnover rate  will  not be  a  limiting factor  whenever  the Fund  deems  it desirable to sell or purchase securities. Securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another security of comparable quality may be purchased at approximately the same time in order to take advantage of what the Fund believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for supply of various types of tax-exempt securities. For each of the fiscal years ended March 31, 1994 and 1995, the Fund's portfolio turnover rate was 32%

MUNICIPAL BONDS

General Information

     Municipal Bonds generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to finance privately operated facilities are included within the term Municipal Bonds if the interest paid thereon qualifies as excludable from gross income (but not necessarily from alternative minimum taxable income) for Federal income tax purposes in the opinion of bond counsel to the issuer.

     The yields on Municipal Bonds are dependent upon a variety of factors, including general economic and monetary conditions, general money market factors, the financial condition of the issuer, the general conditions of the Municipal Bond market, the size of a particular offering, the maturity of the obligation offered and the rating of the issue. Municipal Bonds are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that as a result of litigation or other conditions, the power or ability of any one or more issuers to pay, when due, principal of and interest on its, or their, Municipal Bonds may be materially and adversely affected.

When-Issued Securities

     The Fund may purchase Municipal Bonds on a "when-issued" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). The payment obligation and the interest rate that will be received on the Municipal Bonds purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Although the Fund will purchase Municipal Bonds on a when-issued basis only with the intention of actually acquiring the securities, the Fund may sell these securities before the settlement date if it is deemed advisable as a matter of investment strategy.

     Municipal Bonds are subject to changes in value based upon the public's perception of the creditworthiness of the issuers and changes, real or anticipated, in the level of interest rates. In general, Municipal Bonds tend to appreciate when interest rates decline and depreciate when interest rates rise. Purchasing Municipal Bonds on a when-issued basis, therefore, can involve the risk that the yields available in the market when the delivery takes place may actually be higher than those obtained in the transaction itself. To account for this risk, a segregated account of the Fund consisting of cash or liquid debt securities equal to the amount of the when-issued commitments will be established at the Fund's custodian bank. For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines, additional cash or securities will be placed in the account daily so that the value of the account will equal the amount of such commitments by the Fund. Placing securities rather than cash in the segregated account may have a leveraging effect on the Fund's net assets. That is, to the extent the Fund remains substantially fully invested in securities at the same time it has committed to purchase securities on a whenissued basis, there will be greater fluctuations in its net assets than if it had set aside cash to satisfy its purchase commitments. Upon the settlement date of the whenissued securities, the Fund will meet its obligations from then-available cash flow, sale of securities held in the segregated account, sale of other securities or, although it normally would not expect to do so, from the sale of the when-issued securities themselves (which may have a value greater or less than the Fund's payment obligations). Sales of securities to meet such obligations may involve the realization of capital gains, which may not be exempt from New Jersey personal income taxes, and from Federal income taxes.

     When the Fund engages in when-issued transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the Fund's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

Special Considerations Relating to New Jersey Municipal Securities

     Some of the significant financial considerations relating to the investments of the Fund are summarized below. The following information constitutes only a brief summary, does not purport to be a complete description and is largely based on information drawn from official statements relating to securities offerings of New Jersey municipal obligations available as of the date of this Statement of Additional Information. The accuracy and completeness of the information contained in such offering statements has not been independently verified.

     The 1995 Fiscal Year budget for the State of New Jersey (the "State") became law on June 30, 1994.

     Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to a recessionary peak of 9.3% during 1992. Since then, the unemployment rate fell to 6.7% during the fourth quarter of 1993. The jobless rate averaged 7.1% during the first nine months of 1994, but this estimate is not comparable to those prior to January because of major changes in the federal survey from which these statistics are obtained.

     In the first nine months of 1994, relative to the same period a year ago, job growth took place in services (3.5%) and construction (5.7%), more moderate growth took place in trade (1.9%), transportation and utilities (1.2%) and finance/insurance/real estate (1.4%), while manufacturing and government declined by 1.5% and 0.1%, respectively. The net result was a 1.6% increase in average employment during the first nine months of 1994 compared to the first nine months of 1993.

     Economic recovery is likely to be slow and uneven in New Jersey. Some sectors, like commercial and industrial construction, will undoubtedly lag because of continued excess capacity. Also, employers in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Other firms will continue to merge or downsize to increase profitability. As a result, job gains will probably come grudgingly and unemployment will recede at a correspondingly slow pace.

     Pursuant to the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

     In addition to the Constitutional provisions, the New Jersey statutes contain provisions concerning the budget and appropriation system. Under these provisions, each unit of the State requests an appropriation from the Director of the Division of Budget and Accounting, who reviews the budget requests and forwards them with his or her recommendations to the Governor. The Governor then transmits his or her recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his or her signature by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet the appropriation. Finally, the Governor may, during the course of the year, prevent the expenditure of various appropriations when revenues are below those anticipated or when he or she determines that such expenditure is not in the best interest of the State.

     One  of  the  major  reasons  for  cautious  optimism  is  found  in  the construction industry. Total construction contracts awarded in New Jersey have turned around, rising by 8.6% in 1993 compared with 1992. By far, the largest boost came from residential construction awards which increased by 37.7% in 1993 compared with 1992. In addition, non- residential building construction awards have turned around, posting a 6.9% gain.

     Nonbuilding construction awards increased approximately 4% in the first eight months of 1994 compared with the same period in 1993.

     Finally, even in the labor market there are signs of recovery. Thanks to a reduced layoff rate and the reappearance of job opportunities in some parts of the economy, unemployment in the State has been receding since July 1992, when it peaked at 9.6% according to U.S. Bureau of Labor Statistics estimates based on the federal government's monthly household survey. The same survey showed joblessness dropped to an average of 6.7% in the fourth quarter of 1993. The unemployment rate registered an average of 7.8% in the first quarter of 1994, but this rate cannot be compared with prior data due to the changes in the U.S. Department of Labor procedures for determining the unemployment rate that went into effect in January 1994.

     State Aid to Local Governments was the largest portion of Fiscal Year 1995 appropriations. In fiscal year 1995, $5,782.2 million of the State's appropriations consisted of funds which are distributed to municipalities, counties and school districts. The largest State Aid appropriation, in the amount of $3,900.1 million, is provided for local elementary and secondary education programs. Of this amount $2,431.6 million is provided as foundation aid to school districts by formula based upon the number of students and the ability of a school district to raise taxes from its own base. In addition, the State provided $582.5 million for special education programs for children with disabilities. A $293.0 million program is also funded for pupils at risk of educational failure, including basic skills improvement. The State appropriated $474.8 million on behalf of school districts as the employer share of the teachers' pension and benefits programs, $263.8 million to pay for the cost of pupil transportation and $57.4 million for transition aid, which guaranteed school districts a 6.5% increase over the aid received in Fiscal Year 1991 and is being phased out over six years.

     Appropriations to the State Department of Community Affairs total $635.1 million in State Aid monies for Fiscal Year 1995. The principal programs funded were the Supplemental Municipal Property Tax Act ($314.1 million); the Municipal Revitalization Program ($165.0 million); municipal aid to urban communities to maintain and upgrade municipal services ($40.7 million); and the Safe and Clean Neighborhoods Program ($58.9 million). Appropriations to the State Department of the Treasury total $321.3 million in State Aid monies for Fiscal Year 1995. The principal programs funded by these appropriations were payments under the Business Personal Property Tax Replacement Programs ($158.7 million); the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($41.7 million); aid to densely populated municipalities ($25.0 million); Municipal Purposes Tax Assistance ($30.0 million) and payments to municipalities for services to state owned property ($34.9 million).

     Other appropriations of State Aid in Fiscal 1995 include: welfare programs ($499.1 million); aid to county colleges ($123.6 million); and aid to county mental hospitals ($79.4 million).

     The second largest portion of appropriations in fiscal 1995 is applied to Direct State Services: the operation of State government's 17 departments, the Executive Office, several commissions, the State Legislature and the
Judiciary. In Fiscal Year 1995, appropriations for Direct State Services aggregate $5,203.1 million. Some of the major appropriations for Direct State Services during Fiscal Year 1995 are detailed below.


     $595.3 million is appropriated for programs administered by the State Department of Human Services. The State Department of Labor is appropriated $49.3 million for the administration of programs for workers' compensation, unemployment and disability insurance, manpower development, and health safety inspection.

     $27.7 million is appropriated for administration of the Medicaid and pharmaceutical assistance to the aged and disabled programs; $14.9 million for administration of the various income maintenance programs, including Aid to Families with Dependent Children (AFDC); $69.3 million for the Division of Youth and Family Services, which protects the children of the State from abuse and neglect and $15.0 million for juvenile community programs which serves juveniles who have violated the laws of the State and have been committed to the Juvenile Services Division.

     The State Department of Health is appropriated $32.3 million for the prevention and treatment of diseases, alcohol and drug abuse programs, regulation of health care facilities, and the uncompensated care program.

     $689.3 million is appropriated to the State Department of Higher Education for the support of nine State colleges, Rutgers University, the New Jersey Institute of Technology, and the University of Medicine and Dentistry of New Jersey.

     $932.5 million is appropriated to the State Department of Law and Public Safety and the Department of Corrections.

     $92.3 million is appropriated to the State Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system and subsidies for railroads and bus companies.

     $176.6 million is appropriated to the State Department of Environmental Protection for the protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.

     The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees pledged to meet the principal and interest payments and if provided, redemption premium payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

     Litigation. At any given time, there are various numbers of claims and cases pending against New Jersey, New Jersey agencies and employees, seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the Tort Claims Act, N.J.S.A. 59:1-1 et seq. (the "Tort Claims Act"). At any given time there are various contract and other claims against New Jersey and New Jersey agencies, including environmental claims arising from the alleged disposal of hazardous waste, seeking recovery of monetary damages or other relief which would require the expenditure of funds. In addition, at any given time there are various number of claims and cases pending against the University of Medicine and Dentistry of New Jersey and its employees, seeking recovery of monetary damages that are primarily paid out of the Self-Insurance Reserve Fund created pursuant to the Tort Claims Act, and various numbers of contract and other claims against the University of Medicine and Dentistry, seeking recovery of monetary damages or other relief which would require the expenditure of funds. New Jersey is unable to estimate its exposure for these claims.

     As of August, 1994, the following cases were presently pending or threatened in which New Jersey has the potential for either a significant loss of revenue or significant unanticipated expenditures: Abbot v. Burke, challenging the constitutionality of the Quality Education Act of 1990, which was found to be unconstitutional by the Trial Court and was recently affirmed by the New Jersey Supreme Court and requires that a funding formula be adopted by September, 1996 which will achieve by the 1997-98 school year the mandated parity in spending and will address the special educational needs of children in poor and urban school districts; County of Essex v. Waldman, et al and similar cases involving eleven other counties, challenging the methods by which the New Jersey Department of Human Services shares with county governments and maintenance recoveries and costs for residents in New Jersey psychiatric hospitals and residential facilities for the developmentally disabled, all of which are on appeal in New Jersey Courts. County of Essex v. Commissioner of Human Services, et al. and similar cases involving ten other counties, in which the Appellate Division ruled that all counties were entitled to 100% of Social Security benefits and other maintenance recoveries received by New Jersey and were entitled to credits for payments made to New Jersey for the maintenance of Medicare and Medicaid-eligible county residents of certain New Jersey facilities, which is on petition for review by the New Jersey Supreme Court; New Jersey Association of Health Care Facilities, Inc., et al. v. Gibbs, et al., a class action on behalf of all New Jersey long-term care facilities providing services to Medicaid patients, seeking a declaration that the New Jersey Department of Human Services has violated Federal law in the setting and paying of 1990 long-term care facility Medicaid payment rates, where the Third Circuit affirmed the District Court's denial of plaintiff's motion for preliminary injunction, and the parties are currently negotiating the form of an order to dismiss the action with prejudice; Exxon v. Hunt and related cases, where taxpayers sought refund of taxes paid to the Spill Compensation Fund and the New Jersey Supreme Court, on remand from the U.S. Supreme Court, ruled that plaintiffs would receive refunds only in the event the New Jersey Legislature refused to reimburse the Spill Compensation Fund for expenditures for preempted purposes and, after exhaustion of appeals and other legal avenues, a motion by the State for dismissal of all such claims is pending before the Tax Court; Fair Automobile Insurance Reform Act ("FAIR Act'') litigation challenging various portions of FAIR Act, including surtax and assessment provisions, is still pending; County of Passaic v. State of New Jersey alleging tort and contractual claims against New Jersey and the New Jersey Department of Environmental Protection in connection with a resource recovery facility plaintiffs had planned to build in Passaic County, seeking approximately $30 million in damages; Pelletier, et al., v. Waldman, et al., a challenge by State Medicaid-eligible children to the adequacy of Medicaid reimbursement for services rendered by doctors and dentists, is currently in mediation; Barnett Memorial Hospital v. Commission of Health, an appeal by several hospitals of the Commissioner's calculation of the hospital assessment required by the Health Care Cost Reduction Act of 1991, was decided against the Commission and successful claimants were refunded the amount of their overpayment in April, 1994, which amount totaled $4,636,576; New Jersey Hospital Association, et al. v. Leonard Fishman, seeking the same relief as in Barnett; Robert E. Brennan v. Richard Barry, et al., a suit filed against two members of the New Jersey Bureau of Securities alleging causes of action for defamation, injury to reputation, abuse of process and improper disclosure, based on the Bureau's investigation of certain publicly-traded securities to which the state has filed a motion to dismiss and/or for summary judgment; Camden Co. v. Waldman, et al., now consolidated with similar suits filed by Middlesex, Monmouth and Atlantic Counties, seeking reimbursement of federal funds received by New Jersey for disproportionate share hospital payments made to county psychiatric facilities from July 1, 1998 through July 1, 1991 has been transferred to the Appellate Division; Interfaith Community Organization
v. Fox, et al., a suit filed by a coalition of churches and church leaders in Hudson County against the Governor, the Commissioners of the Department of Environmental Protection and Energy and the Department of Health, concerning chromium contamination in Liberty State Park in Jersey City; American Trucking Associations, Inc. and Tri-State Motor Transit v. State of New Jersey, challenging the constitutionality of annual hazardous and solid waste licensure fees collected by the Department of Environmental Protection, seeking a permanent injunction enjoining future collection of fees and refund of all renewal fees, fines and penalties collected; and Waste Management of Pennsylvania, et al. v. Shinn, et al., an action filed in federal district court seeking declaratory and injunctive relief and compensatory damages from Department of Environmental Protection Commissioner Shinn and Acting Commissioner Fox, alleging violations of the Commerce Clause and the Contracts Clause of the United States Constitution based on emergency redirection orders and a draft permit.

     In addition to litigation against New Jersey, at any given time there are various numbers of claims and cases pending or threatened against the political subdivisions of New Jersey, including but not limited to New Jersey authorities, counties, municipalities and school districts, which have potential for either a significant loss of revenue or significant unanticipated expenditures.

     Ratings. In July 1991, S&P downgraded its rating of New Jersey General Obligations Bonds from AAA to AA+. Subsequently on June 4, 1992, S&P moved New Jersey's General Obligation Bonds from Credit Watch and affirmed its AA+ ratings of New Jersey's general obligation and various lease and appropriation backed debt, but its ratings outlook was revised to negative for the longer term horizon (beyond four months) for resolution of two items cited in the Credit Watch listing: (a) the Federal Health Care Facilities Administration ruling concerning retroactive Medicaid hospital reimbursements and (b) New Jersey's uncompensated health care funding system, which is pending review by the United States Supreme Court. Citing a developing pattern of reliance on non-recurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that financial pressures will persist, on August 24, 1992 Moody's lowered its rating of New Jersey General Obligation Bonds from Ass to Aa1. There is no assurance that the ratings of New Jersey General Obligation Bonds will continue for any given period of time or that they will not be revised downward or withdrawn entirely. Any such downward revision or withdrawal could have an adverse effect on the market prices of the New Jersey' general obligation bonds.

     The various political subdivisions of New Jersey are rated independently from S&P and/or Moody's. These ratings are based upon information supplied to the rating agency by the political subdivision. There is no assurance that such ratings will continue for any given period of time or that they will not be revised downward or withdrawn entirely. Any such downward revision or withdrawal could have an adverse effect on the market prices of bonds issued by the political subdivision.

PURCHASE OF SHARES

Volume Discounts

     The schedule of sales charges on Class A shares described in the Prospectus applies to purchases made by any "purchaser," which is defined to include the following: (a) an individual; (b) an individual's spouse and his or her children purchasing shares for his or her own account; (c) a trustee or other fiduciary purchasing shares for a single trust estate or single fiduciary account; (d) a pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and qualified employee benefit plans of employers who are "affiliated persons" of each other within the meaning of the 1940 Act; (e) taxexempt organizations enumerated in Section 501(c)(3) or (13) of the Code; and (f) a trustee or other professional fiduciary (including a bank, or an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended) purchasing shares of the Fund for one or more trust estates or fiduciary accounts. Purchasers who wish to combine purchase orders to take advantage of volume discounts should contact a Smith Barney Financial Consultant.

Combined Right of Accumulation

     Reduced sales charges, in accordance with the schedule in the Prospectus, apply to any purchase of Class A shares if the aggregate investment in Class A shares of the Fund and in Class A shares of other funds of the Smith Barney Mutual Funds that are offered with a sales charge, including the purchase being made, of any purchaser is $25,000 or more. The reduced sales charge is subject to confirmation of the shareholder's holdings through a check of appropriate records. The Fund reserves the right to terminate or amend the combined right of accumulation at any time after written notice to shareholders. For further information regarding the right of accumulation, shareholders should contact a Smith Barney Financial Consultant.

Determination of Public Offering Price

     The Fund offers its shares to the public on a continuous basis. The public offering price for a Class A and Class Y share of the Fund is equal to the net asset value per share at the time of purchase, plus for Class A shares an initial sales charge based on the aggregate amount of the investment. The public offering price for a Class B and Class C share (and Class A share purchases, including applicable rights of accumulation, equaling or exceeding $500,000), is equal to the net asset value per share at the time of purchase and no sales charge is imposed at the time of purchase. A contingent deferred sales charge ("CDSC"), however, is imposed on certain redemptions of Class B and Class C shares, and Class A shares when purchased in amounts exceeding $500,000. The method of computation of the public offering price is shown in the Fund's financial statements, incorporated by reference in their entirety into this Statement of Additional Information.

REDEMPTION OF SHARES

     The right of redemption may be suspended or the date of payment postponed
(a) for any period during which the New York Stock Exchange, Inc. ("NYSE'') is closed (other than for customary weekend and holiday closings), (b) when trading in markets the Fund normally utilizes is restricted, or an emergency exists, as determined by the SEC, so that disposal of the Fund's investments or determination of net asset value is not reasonably practicable or (c) for such other periods as the SEC by order may permit for protection of the Fund's shareholders.

Distribution in Kind

     If the Board of Directors of the Fund determines that it would be detrimental to the best interests of the remaining shareholders of the Fund to make a redemption payment wholly in cash, the Fund may pay, in accordance with SEC rules, any portion of a redemption in excess of the lesser of $250,000 or 1% of the Fund's net assets by a distribution in kind of portfolio securities in lieu of cash. Securities issued as a distribution in kind may incur brokerage commissions when shareholders subsequently sell those securities.

Automatic Cash Withdrawal Plan

     An automatic cash withdrawal plan (the "Withdrawal Plan'') is available to shareholders who own shares with a value of at least $10,000 and who wish to receive specific amounts of cash monthly or quarterly. Withdrawals of at least $50 may be made under the Withdrawal Plan by redeeming as many shares of the Fund as may be necessary to cover the stipulated withdrawal payment. Any applicable CDSC will not be waived on amounts withdrawn by shareholders that exceed 1.00% per month of the value of a shareholder's shares at the time the Withdrawal Plan commences. (With respect to Withdrawal Plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the value of a shareholder's shares at the time the Withdrawal Plan commences.) To the extent withdrawals exceed dividends, distributions and appreciation of a shareholder's investment in the Fund, there will be a reduction in the value of the shareholder's investment, and continued withdrawal payments will reduce the shareholder's investment and may ultimately exhaust it. Withdrawal payments should not be considered as income from investment in the Fund. Furthermore, as it generally would not be advantageous to a shareholder to make additional investments in the Fund at the same time he or she is participating in the Withdrawal Plan, purchases by such shareholders in amounts of less than $5,000 ordinarily will not be permitted.

     Shareholders who wish to participate in the Withdrawal Plan and who hold their shares in certificate form must deposit their share certificates with TSSG as agent for Withdrawal Plan members. All dividends and distributions on shares in the Withdrawal Plan are reinvested automatically at net asset value in additional shares of the Fund. Effective November 7, 1994, Withdrawal Plans should be set up with a Smith Barney Financial Consultant.

     A shareholder who purchases shares directly through TSSG may continue to do so and applications for participation in the Withdrawal Plan must be received by TSSG no later than the eighth day of the month to be eligible for participation beginning with that month's withdrawal. For additional information, shareholders should contact a Smith Barney Financial Consultant.

DISTRIBUTOR

     Smith Barney serves as the Fund's distributor on a best efforts basis pursuant to a written agreement dated July 30, 1993 (the "Distribution Agreement'') which was most recently approved by the Fund's Board of Directors on July 20, 1994. For the fiscal years ended March 31, 1993, 1994 and 1995, Shearson Lehman Brothers, the Fund's distributor prior to Smith Barney and/or Smith Barney received, $749,550, $586,302 and $199,930, respectively, in sales charges from the sale of the Fund's Class A shares, and did not reallow any portion thereof to dealers. For the period from November 6, 1993 through March 31, 1994, and the fiscal year ended March 31, 1995, Shearson Lehman Brothers and its successor, Smith Barney, received $49,338, and $178,656, respectively, representing CDSC on redemptions of the Fund's Class B shares.

     For  the  fiscal  year  ended  March  31,  1995,  Smith  Barney  incurred
distribution   expenses   totaling  approximately   $610,000,   consisting  of
approximately $11,000 for advertising, $9,000 for printing and mailing of prospectuses, $262,000 for support services, $279,000 to Smith Barney Financial Consultants, and $49,000, respectively in accruals for interest on the excess of Smith Barney expenses incurred in distributing the Fund's shares over the sum of the distribution fees and CDSC received by Smith Barney from the Fund.

     When payment is made by the investor before settlement date, unless otherwise noted by the investor, the funds will be held as a free credit balance in the investor's brokerage account and Smith Barney may benefit from the temporary use of the funds. The investor may designate another use for the funds prior to settlement date, such as an investment in a money market fund (other than Smith Barney Exchange Reserve Fund) of the Smith Barney Mutual Funds. If the investor instructs Smith Barney to invest the funds in a Smith Barney money market fund, the amount of the investment will be included as part of the average daily net assets of both the Fund and the money market fund, and affiliates of Smith Barney that serve the funds in an investment advisory or administrative capacity will benefit from the fact that by receiving fees from both such investment companies for managing these assets, computed on the basis of their average daily net assets. The Fund's Board of Directors has been advised of the benefits to Smith Barney resulting from these settlement procedures and will take such benefits into consideration when reviewing the Advisory, Administration and Distribution Agreements for continuance.

Distribution Arrangements

     To compensate Smith Barney for the services it provides and for the expense it bears under the Distribution Agreement, the Fund has adopted a services and distribution plan (the "Plan'') pursuant to Rule 12b-1 under the 1940 Act. Under the Plan, the Fund pays Smith Barney a service fee, accrued daily and paid monthly, calculated at the annual rate of 0.15% of the value of the Fund's average daily net assets attributable to the Class A, Class B and Class C shares. In addition, the Fund pays Smith Barney a distribution fee primarily intended to compensate Smith Barney for its initial expense of paying Financial Consultants a commission upon sales of the respective shares. The Class B distribution fee is calculated at the annual rate of 0.50% of the value of the Fund's average net assets attributable to the shares of the Class. The Class C distribution fee is calculated at the annual rate of 0.55% of the value of the Fund's average net assets attributable to the shares of the Class.

     For the fiscal years ended March 31, 1995, the Fund's Class A, Class B and Class C shares paid $170,371, $77,993 and $58 respectively, in service fees. For the same period the Fund's Class B and Class C shares paid and $259,976 and $214 in distribution fees.

     Under its terms, the Plan continues from year to year, provided such continuance is approved annually by vote of the Fund's Board of Directors, including a majority of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in the Distribution Agreement (the "Independent Directors''). The Plan may not be amended to increase the amount of the service and distribution fees without shareholder approval, and all material amendments of the Plan also must be approved by the Directors and the Independent Directors in the manner described above. The Plan may be terminated with respect to a Class at any time, without penalty, by vote of a majority of the Independent Directors or by a vote of a majority of the outstanding voting securities of the Class (as defined in the 1940 Act). Pursuant to the Plan, Smith Barney will provide the Board of Directors with periodic reports of amounts expended under the Plan and the purpose for which such expenditures were made.

VALUATION OF SHARES

     Each Class' net asset value per share is calculated on each day, Monday through Friday, except days on which the NYSE is closed. The NYSE currently is scheduled to be closed on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas, and on the preceding Friday or subsequent Monday when one of these holidays falls on a Saturday or Sunday, respectively. Because of the differences in distribution fees and Class- specific expenses, the per share net asset value of each Class may differ. The following is a description of the procedures used by the Fund in valuing its assets.

     The valuation of the Fund's assets is made by Boston Advisors after consultation with an independent pricing service (the "Service'') approved by the Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid and asked prices. Investments for which, in the judgment of the Service, there is no readily obtainable market quotation (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service. For the most part, such investments are liquid and may be readily sold. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the Fund under the general supervision and responsibility of the Board of Directors, which may replace any such Service at any time if it determines it to be in the best interests of the Fund to do so.

EXCHANGE PRIVILEGE

     Except as noted below, shareholders of any fund in the Smith Barney Mutual Funds may exchange all or part of their shares for shares of the same Class of other funds in the Smith Barney Mutual Funds, to the extent such shares are offered for sale in the shareholder's state of residence, as listed in the Prospectus, on the basis of relative net asset value per share at the time of exchange as follows:

     A. Class A shares of any fund purchased with a sales charge may be exchanged for Class A shares of any of the other funds, and the sales charge differential, if any, will be applied. Class A shares of any fund may be exchanged without a sales charge for shares of the funds that are offered without a sales charge. Class A shares of any fund purchased without a sales charge may be exchanged for shares sold with a sales charge, and the appropriate sales charge differential will be applied.

     B. Class A shares of any fund acquired by a previous exchange of shares purchased with a sales charge may be exchanged for Class A shares of any of the other funds, and the sales charge differential, if any, will be applied.

     C. Class B shares of any fund may be exchanged without a sales charge. Class B shares of the Fund exchanged for Class B shares of another fund will be subject to the higher applicable CDSC of the two funds and, for purposes of calculating CDSC rates and conversion periods, will be deemed to have been held since the date the shares being exchanged were deemed to be purchased.

     Dealers other than Smith Barney must notify TSSG of the investor's prior ownership of Class A shares of Smith Barney High Income Fund and the account number in order to accomplish an exchange of shares of Smith Barney High Income Fund under paragraph B above.

     The exchange privilege enables shareholders to acquire shares of the same Class in a fund with different investment objectives when they believe that a shift between funds is an appropriate investment decision. This privilege is available to shareholders residing in any state in which the fund shares being acquired may legally be sold. Prior to any exchange, the shareholder should obtain and review a copy of the current prospectus of each fund into which an exchange is being considered. Prospectuses may be obtained from a Smith Barney Financial Consultant.

     Upon receipt of proper instructions and all necessary supporting documents, shares submitted for exchange are redeemed at the then-current net asset value and subject to any applicable CDSC, the proceeds are immediately invested, at a price as described above, in shares of the fund being acquired. Smith Barney reserves the right to reject any exchange request. The exchange privilege may be modified or terminated at any time after written notice to shareholders.

PERFORMANCE DATA

     From time to time, the Fund may quote yield or total return of a Class in advertisements or in reports and other communications to shareholders. The Fund may include comparative performance information in advertising or marketing the Fund's shares. Such performance information may include the following industry and financial publications: Barron's, Business Week, CDA Investment Technologies, Inc., Changing Times, Forbes, Fortune, Institutional Investor, Investors Daily, Money Morningstar Mutual Fund Values, The New York Times, USA Today and The Wall Street Journal. To the extent any advertisement or sales literature of the Fund describes the expenses or performance of any Class, it will also disclose such information for the other Classes.

Yield

     A Class' 30-day yield figure described below is calculated according to a formula prescribed by the SEC. The formula can be expressed as follows:

                             YIELD =2 [(a-b+1)6-1]
                                     cd

     Where:  a = dividends and interest earned during the period.
             b = expenses accrued for the period (net of reimbursement).
             c = the average daily number of shares outstanding during the period that were entitled to receive dividends.
             d = the maximum offering price per  share on the  last day of the period.

     For the purpose of determining the interest earned (variable "a" in the formula) on debt obligations that were purchased by the Fund at a discount or premium, the formula generally calls for amortization of the discount or premium. The amortization schedule will be adjusted monthly to reflect changes in the market values of the debt obligations.

     The Fund's equivalent taxable 30-day yield for a Class of shares is computed by dividing that portion of the Class' 30-day yield which is tax-exempt by one minus a stated income tax rate and adding the product to that portion, if any, of the Class' yield that is not tax-exempt.

     The yields on municipal securities are dependent upon a variety of factors, including general economic and monetary conditions, conditions of the municipal securities market, size of a particular offering, maturity of the obligation offered and rating of the issue. Investors should recognize that in periods of declining interest rates the Fund's yield for each Class of shares will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the Fund's yield for each Class of shares will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to the Fund from the continuous sale of its shares will likely be invested in portfolio instruments producing lower yields than the balance of the Fund's portfolio, thereby reducing the current yield of the Fund. In periods of rising interest rates, the opposite can be expected to occur.

     The Fund's yield for Class A and Class B shares for the 30- day period ended March 31, 1995 was 4.89% and 5.19%, respectively. The equivalent taxable yield for Class A and Class B shares for that same period, was 7.59% and 8.06%, respectively, assuming the payment of Federal income taxes at a rate of 31% and New Jersey taxes at a rate of 6.65%.

Average Annual Total Return

     "Average annual total return" figures described below are computed according to a formula prescribed by the SEC. The formula can be expressed as follows:

                                P (1+T)n = ERV

     Where: P   =             a hypothetical initial payment of $1,000.
            T   =             average annual total return.
            n   =             number of years.
            ERV =             Ending Redeemable Value of a hypothetical $1,000
                              investment made at the beginning of a 1-, 5- or 10-year period at the end of the 1-, 5or 10-year period (or fractional portion thereof), assuming reinvestment of all dividends and distributions.

     The following total return figures assume that the maximum 4.00% sales charge has been deducted from the investment at the time of purchase and have been restated to show the change in the maximum sales charge. The average annual total return for Class A shares was as follows for the period indicated:

     2.11% for the one-year period beginning April 1, 1994 through March 31, 1995.

     7.37% per annum during the five-year period beginning on April 1, 1990 through March 31, 1995.

     8.11% per annum during the period from the Fund's commencement of operations on April 22, 1988 through March 31, 1995.

     These total return figures assume that the maximum 4.00% sales charge assessed by the Fund has been deducted from the investment at the time of purchase. Had the investment advisory, sub-investment advisory and/or administration fees not been partially waived (and assuming that the maximum 4.00% sales charge had not been deducted), the Class A's average annual total return would have been 6.37%, 8.09% and 8.46%, respectively, for those same periods.

     The average annual total return for Class B shares was as follows for the periods indicated:

     1.26% for the one-year period from April 1, 1994 through March 31, 1995.

     4.47% per annum for the period from November 6, 1992 through March 31, 1995.

     These average annual total return figures assume that the applicable maximum CDSC has been deducted from the investment. Had the investment advisory and subinvestment advisory and/or administration fees not been partially waived and the CDSC had not been deducted, the average annual total return on the Fund's Class B shares would have been 5.76% and 5.55%, respectively, for those same periods.

Aggregate Total Return

      Aggregate total return figures described below represent the cumulative change in the value of an investment in the Class for the specified period and are computed by the following formula:

                                     ERV-P
                                       P

     Where:  P   =  a hypothetical initial payment of $10,000.
             ERV =  Ending  Redeemable   Value  of   a  hypothetical   $10,000
                    investment made at the beginning of the 1-,  5- or 10-year period at the  end of the 1-,  5- or 10- year
                    period   (or   fractional   portion   thereof),   assuming
                    reinvestment of all  dividends and distributions.

     The aggregate total return for Class A shares was as follows for the periods indicated (reflecting the partial waiver of the investment advisory and sub-investment advisory and/or administration fees):

     2.11% for the one-year period beginning April 1, 1994 through March 31, 1995.

     41.71% for the five-year period from April 1, 1990 through March 31, 1995; and

     68.73% for the period from the Fund's commencement of operations on April 22, 1988 through March 31, 1995.

     These aggregate total return figures assume that the maximum 4.00% sales charge assessed by the Fund has been deducted from the investment at the time of purchase. If the maximum sales charge had not been deducted at the time of purchase, the Fund's aggregate total return reflecting the partial waiver of the investment advisory and subinvestment advisory and/or administration fees for those same periods would have been 6.37%, 47.62% and 75.75%, respectively.

     The Fund's aggregate total return for Class B shares was as follows for the periods indicated:

     1.26% for the one-year period from April 1, 1994 through March 31, 1995.

    10.92% for the period beginning on November 6, 1992 through March 31, 1995.

     These figures assume that the applicable maximum 4.50% CDSC has been deducted from the investment at the time of purchase. If the investment advisory and subinvestment advisory and/or administration fees had not been partially waived and the maximum CDSC had not been deducted at the time of purchase the Fund's aggregate total returns for the same period would have been 5.76% and 13.89%.

     It is important to note that the total return figures set forth above are based on historical earnings and are not intended to indicate future performance. Each Class' net investment income changes in response to fluctuation in interest rates and the expenses of the Fund. Performance will vary from time to time depending upon market conditions, the composition of the Fund's portfolio and its operating expenses and the expenses exclusively attributable to the Class. Consequently, any given performance quotation should not be considered representative of the Class' performance for any specified period in the future. In addition, because the performance will vary, it may not provide a basis for comparing an investment in the Class with certain bank deposits or other investments that pay a fixed yield for a stated period of time. Investors comparing a Class' performance with that of other mutual funds should give consideration to the quality and maturity of the respective investment companies' portfolio securities.

TAXES

     The following is a summary of selected Federal income tax considerations that may affect the Fund and its shareholders. The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the Fund.

     As described above and in the Prospectus, the Fund is designed to provide investors with current income which is excluded from gross income for Federal income tax purposes and exempt from New Jersey personal income taxes. The Fund is not intended to constitute a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the Fund would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts since such investors would not gain any additional tax benefit from the receipt of tax-exempt income.

     The Fund has qualified and intends to continue to qualify each succeeding year as a "regulated investment company'' under the Code. Provided the Fund
(a) qualifies as a regulated investment company and (b) distributes at least 90% of the sum of its taxable net investment income and net realized short-term capital gains, and 90% of its tax-exempt interest income (reduced by certain expenses), the Fund will not be liable for Federal income taxes to the extent its taxable net investment income and net realized long-term and short-term capital gains, if any, are distributed to its shareholders. Although the Fund expects to be relieved of substantially all Federal and state income or franchise taxes, depending upon the extent of its activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located or in which it is otherwise deemed to be conducting business, that portion of the Fund's income which is treated as earned in any such state or locality could be subject to state and local tax. Any such taxes paid by the Fund would reduce the amount of income and gains available for distribution to shareholders. All net investment income and net capital gains earned by the Fund will be reinvested automatically in additional shares of the same Class of the Fund at net asset value, unless the shareholder elects to receive dividends and distributions in cash.

     Because the Fund will distribute exempt-interest dividends, interest on indebtedness incurred by a shareholder to purchase or carry Fund shares is not deductible for Federal income and New Jersey personal income tax purposes. If a shareholder receives an exempt-interest dividend with respect to any share and if the share is held by the shareholder for six months or less, then, for Federal income tax purposes, any loss on the sale or exchange of such share may, to the extent of the exempt-interest dividend, be disallowed. In addition, the Code may require a shareholder, if he or she receives exempt-interest dividends, to treat as Federal taxable income, a portion of certain otherwise non- taxable social security and railroad retirement benefit payments. Furthermore, that portion of any dividend paid by the Fund which represents income derived from private activity bonds held by the Fund may not retain its Federal tax-exempt status in the hands of a shareholder who is a "substantial user'' of a facility financed by such bonds, or a "related person'' thereof. Moreover, as noted in the Fund's Prospectus, (a) some or all of the Fund's dividends and distributions may be a specific tax preference item, or a component of an adjustment item, for purposes of the Federal individual and corporate alternative minimum taxes, and (b) the receipt of Fund dividends and distributions may affect a corporate shareholder's Federal "environmental'' tax liability. In addition, the receipt of Fund dividends and distributions may affect a foreign corporate shareholder's Federal "branch profits'' tax liability and a Subchapter S corporation shareholder's Federal "excess net passive income'' tax liability. Shareholders should consult their own tax advisors to determine whether they are (a) "substantial users'' with respect to a facility or related to such users within the meaning of the Code and (b) subject to a Federal alternative minimum tax, the Federal environmental tax, the Federal "branch profits'' tax and the Federal "excess net passive income" tax.

     As described above and in the Prospectus, the Fund may invest in municipal bond index and interest rate futures contracts and options on these futures contracts. The Fund anticipates that these investment activities would not prevent the Fund from qualifying as a regulated investment company. As a general rule, these investment activities would increase or decrease the amount of longterm and short- term capital gains or losses realized by the Fund and, accordingly, would affect the amount of capital gains distributed to the Fund's shareholders.

     For Federal income tax purposes, gain or loss on municipal bond index and interest rate futures contracts and options on these futures contracts (collectively referred to as "section 1256 contracts'') is taxed pursuant to a special "mark-to-market'' system, these instruments are treated as if sold at the Fund's fiscal year end for their fair market value. As a result, the Fund will be recognizing gains or losses before they are actually realized. Gain or loss on section 1256 contracts generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, and, accordingly, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the Fund and the amount of distributions to a shareholder. Moreover, if the Fund invests in both section 1256 contracts and offsetting positions in those contracts, which together constitute a straddle, then the Fund may be required to defer receiving the benefit of certain recognized losses. The Fund expects that its activities with respect to section 1256 contracts and offsetting positions in those contracts will not cause it to be treated as recognizing a materially greater amount of capital gains than actually realized and will permit it to use substantially all of the losses of the Fund for the fiscal years in which the losses actually occur.

     While the Fund does not expect to realize a significant amount of net long-term capital gains, any such gains will be distributed annually as described in the Prospectus. Such distributions ("capital gain dividends''), if any, may be taxable to shareholders as longterm capital gains, regardless of how long they have held Fund shares, and will be designated as capital gain dividends in a written notice mailed by the Fund to shareholders after the close of the Fund's prior taxable year. If a shareholder receives a capital gain dividend with respect to any share and if such share has been held by the shareholder for six months or less, then any loss (to the extent not disallowed pursuant to the other six month rule described above) on the sale or exchange of such share will be treated as a long- term capital loss to the extent of the capital gain dividend.

     When a shareholder incurs a sales charge when acquiring shares of the Fund, disposes of those shares within 90 days and acquires shares in a mutual fund for which the otherwise applicable sales charge is reduced by reason of a reinvestment right (that is, exchange privilege), the original sales charge increases the shareholder's tax basis in the original shares only to the extent the otherwise applicable sales charge for the second acquisition is not reduced. The portion of the original sales charge that does not increase the shareholder's tax basis in the original shares would be treated as incurred with respect to the second acquisition and, as a general rule, would increase the shareholder's tax basis in the newly acquired shares. Furthermore, the same rule also applies to a disposition of the newly acquired or redeemed shares made within 90 days of the second acquisition. This provision prevents a shareholder from immediately deducting the sales charge or CDSC by shifting his or her investment in a family of mutual funds.

     Each shareholder will receive after the close of the calendar year an annual statement as to the Federal income tax and New Jersey personal income tax status of his or her dividends and distributions from the Fund for the prior calendar year. These statements also will designate the amount of exempt-interest dividends that is a preference item for purposes of the Federal individual and corporate alternative minimum taxes. Each shareholder also will receive, if appropriate, various written notices after the close of the Fund's prior taxable year as to the Federal income tax status of his or her dividends and distributions which were received from the Fund during the Fund's prior taxable year. Shareholders should consult their tax advisors as to any other state and local taxes that may apply to these dividends and distributions. The dollar amounts of dividends excluded or exempt from Federal income taxation or New Jersey personal income taxation and the dollar amount of dividends subject to Federal income taxation or New Jersey personal income taxation, if any, will vary for each shareholder depending upon the size and duration of each shareholder's investment in the Fund. To the extent that the Fund earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its actual taxable net investment income bears to its total net investment income earned on that day. Therefore, the percentage of each day's dividend designated as taxable, if any, may vary from day-to-day.

     Investors considering buying shares of the Fund just prior to a record date for a capital gain distribution should be aware that, regardless of whether the price of the Fund shares to be purchased reflects the amount of the forthcoming distribution payment, any such payment will be a taxable distribution payment.

     If a shareholder fails to furnish the Fund with a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he or she has provided a correct taxpayer identification number and that he or she is not subject to "backup withholding,'' then the shareholder may be subject to a 31% "backup withholding" tax with respect to
(a) taxable dividends and distributions, if any, and (b) proceeds of any redemption of Fund shares. An individual's taxpayer identification number is his or her social security number. The "backup withholding" tax is not an additional tax and may be credited against a shareholder's Federal income tax liability.

     In the opinion of the Fund's New Jersey counsel, income distributions, including interest income and gains realized by the Fund upon disposition of investments paid from a "qualified investment fund'' are exempt from the New Jersey personal income tax to the extent attributable to New Jersey Municipal Securities or to obligations that are free from state or local taxation under New Jersey or Federal laws ("Tax-Exempt Obligations''). A "qualified investment fund'' is any investment or trust company, or series of such investment company or trust registered with the SEC, which for the calendar year in which a distribution is paid, has no investments other than interest-bearing obligations, obligations issued at a discount, financial options, futures, forward contracts or other similar financial instruments related to interest-bearing obligations, obligations issued at a discount or related bond indexes and cash and cash items, including receivables, and which has, at the close of each quarter of the taxable year, at least 80% of the aggregate principal amount of all of its investments, excluding financial options, futures, forward contracts, or other similar financial instruments related to interest-bearing obligations, obligations issued at a discount or bond indexes related there to as authorized under the Code, cash and cash items, such as receivables, invested in New Jersey Municipal Securities or in Tax-Exempt Obligations. Furthermore, gains resulting from the redemption or sale of shares of the Fund to the extent attributable to interest or gain from obligations issued by New Jersey or its local government entities or obligations which are free from state or local taxes under New Jersey or Federal law, are exempt from the New Jersey personal income tax.

     The New Jersey personal income tax is not applicable to corporations. For all corporations subject to the New Jersey Corporation Business Tax, dividends and distributions from a "qualified investment fund" are included in the net income tax base for purposes of computing the Corporation Business Tax.
Furthermore, any gain upon the redemption or sale of Fund shares by a corporate shareholder is also included in the net income tax base for purposes of computing the Corporation Business Tax.

     The foregoing is only a summary of certain Federal and New Jersey tax considerations generally affecting the Fund and its shareholders, and is not intended as a substitute for careful tax planning. Shareholders are urged to consult their tax advisors with specific reference to their own tax situations.

ADDITIONAL INFORMATION

     The Fund was incorporated under the laws of the State of Maryland on November 12, 1987. The Fund commenced operations on April 22, 1988 under the name Shearson Lehman New Jersey Municipals Inc. On December 15, 1988, March 31, 1992, July 30, 1993 and October 14, 1994, the Fund changed its name to SLH New Jersey Municipals Fund Inc., Shearson Lehman Brothers New Jersey Municipals Fund Inc., Smith Barney Shearson New Jersey Municipals Fund Inc. and Smith Barney New Jersey Municipals Fund Inc., respectively.

     Boston Safe, a wholly owned subsidiary of TBC, is located at One Boston Place, Boston, Massachusetts 02108, and serves as the Fund's custodian pursuant to a custody agreement. Under the custody agreement, Boston Safe holds the Fund's portfolio securities and keeps all necessary accounts and records. For its services, Boston Safe receives a monthly fee based upon the month-end market value of securities held in custody and also receives securities transaction charges. The assets of the Fund are held under bank custodianship in compliance with the 1940 Act.

     TSSG is located at Exchange Place, Boston, Massachusetts 02109 and serves as the Fund's transfer agent. Under the transfer agency agreement, TSSG maintains the shareholder account records for the Fund, handles certain communications between shareholders and the Fund and distributes dividends and distributions payable by the Fund. For these services, TSSG receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month and is reimbursed for out-ofpocket expenses.

FINANCIAL STATEMENTS

     The Fund's Annual Report for the fiscal year ended March 31, 1995, accompanies this Statement of Additional Information and is incorporated herein by reference in its entirety.

APPENDIX

     Description of S&P and Moody's ratings:

S&P Ratings for Municipal Bonds

     S&P's Municipal Bond ratings cover obligations of states and political subdivisions. Ratings are assigned to general obligation and revenue bonds. General obligation bonds are usually secured by all resources available to the municipality and the factors outlined in the rating definitions below are weighed in determining the rating. Because revenue bonds in general are payable from specifically pledged revenues, the essential element in the security for a revenue bond is the quantity and quality of the pledged revenues available to pay debt service.

     Although an appraisal of most of the same factors that bear on the quality of general obligation bond credit is usually appropriate in the rating analysis of a revenue bond, other factors are important, including particularly the competitive position of the municipal enterprise under review and the basic security covenants. Although a rating reflects S&P's judgment as to the issuer's capacity for the timely payment of debt service, in certain instances it may also reflect a mechanism or procedure for an assured and prompt cure of a default, should one occur, i.e., an insurance program, Federal or state guarantee or the automatic withholding and use of state aid to pay the defaulted debt service.

                                      AAA

     Prime -- These are obligations of the highest quality. They have the strongest capacity for timely payment of debt service.

     General Obligation Bonds -- In a period of economic stress, the issuers will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

     Revenue Bonds -- Debt service coverage has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong, due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, and debt service reserve requirements) are rigorous. There is evidence of superior management.

                                      AA

     High Grade -- The investment characteristics of general obligation and revenue bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated ``AA'' have the second strongest capacity for payment of debt service.

                                       A

     Good Grade -- Principal and interest payments on bonds in this category are regarded as safe. This rating describes the third strongest capacity for payment of debt service. It differs from the two higher ratings because:

     General Obligation Bonds -- There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

     Revenue Bonds -- Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

                                      BBB

     Medium Grade -- Of the investment grade ratings, this is the lowest.

     General Obligation Bonds -- Under certain adverse conditions, several of the above factors could contribute to a lesser capacity for payment of debt service. The difference between ``A'' and ``BBB'' ratings is that the latter shows more than one fundamental weakness, or one very substantial fundamental weakness, whereas the former shows only one deficiency among the factors considered.

     Revenue Bonds -- Debt coverage is only fair. Stability of the pledged revenues could show substantial variations, with the revenue flow possibly being subject to erosion over time. Basic security provisions are no more than adequate. Management performance could be stronger.

                               BB, B, CCC and CC

     Bonds rated BB, B, CCC and CC are regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

                                       C

     The rating C is reserved for income bonds on which no interest is being paid.

                                       D

     Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

     S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA-Prime Grade category.

S&P Ratings for Municipal Notes

     Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) by S&P to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

Moody's Ratings for Municipal Bonds

                                      Aaa

     Bonds that are Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as ``gilt edge.'' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the ***fundamentally strong position of such issues.

                                      Aa

     Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the longterm risks appear somewhat larger than in Aaa securities.

                                       A

     Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

                                      Baa

     Bonds that are rated Baa are considered as mediumgrade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                                      Ba

     Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of ***position characterizes bonds in this class.

                                       B

     Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                                      Caa

     Bonds that are rated Caa are of poor standing. These issues may be in default or present elements of danger may exist with respect to principal or interest.

                                      Ca

     Bonds that are rated Ca represent obligations that are speculative in a high degree. These issues are often in default or have other marked short comings.

                                       C

     Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Moody's Ratings for Municipal Notes Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade ("MIG'') and for variable rate demand obligations are designated Variable Moody's Investment Grade ("VMIG''). This distinction is in recognition of the differences between short-term credit risk and long-term credit risk. Loans bearing the designation MIG 1 or VMIG 1 are of the best quality, enjoying strong protection by established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation MIG 2 or VMIG 2 are of high quality, with ample margins of protection although not as large as the preceding group. Loans bearing the designation MIG 3 or VMIG 3 are of favorable quality, with all security elements accounted for, but lacking the undeniable strength of the preceding grades. Liquidity and cash flow may be tight and market access for refinancing, in particular, is likely to be less well established.

Description of S&P A-1+ and A-1 Commercial Paper Rating

     The rating A-1+ is the highest, and A-1 the second highest, commercial paper rating assigned by S&P. Paper rated A-1+ must have either the direct credit support of an issuer or guarantor that possesses excellent long-term operating and financial strengths combined with strong liquidity characteristics (typically, such issuers or guarantors would display credit quality characteristics which would warrant a senior bond rating of "AA\-'' or higher), or the direct credit support of an issuer or guarantor that possesses above average long-term fundamental operating and financing capabilities combined with ongoing excellent liquidity characteristics. Paper rated A-1 by S&P has the following characteristics: liquidity ratios are adequate to meet cash requirements; long-term senior debt is rated ``A'' or better; the issuer has access to at least two additional channels of borrowing; basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; typically, the issuer's industry is well established and the issuer has a strong position within the industry; and the reliability and quality of management are unquestioned.

Description of Moody's Prime-1 Commercial Paper Rating

     The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (a) evaluation of the management of the issuer; (b) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (c) evaluation of the issuer's products in relation to competition and customer acceptance;
(d) liquidity; (e) amount and quality of long-term debt; (f) trend of earnings over a period of ten years; (g) financial strength of a parent company and the relationships which exist with the issuer; and (h) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations.

                                   Smith Barney

                                   New Jersey
                                   Municipals Fund Inc.


                                            Statement of
                                            Additional Information





















                                            May 29, 1995

















Smith Barney
New Jersey Municipals Fund Inc.
388 Greenwich Street
New York, NY  10013
 ...................................Fund 66,206



                                  SMITH BARNEY
                                   A Member of Travelers Group

                                 ANNUAL REPORT
                                      OF
                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
                   FOR THE FISCAL YEAR ENDED MARCH 31, 1995

1995
ANNUAL
REPORT

DESCRIPTION OF ART WORK ON REPORT COVER

Small box above fund name showing a highway going across New Jersey's homes and trees.

SMITH BARNEY
NEW JERSEY
MUNICIPALS
FUND INC.

MARCH 31, 1995

Smith Barney Mutual Funds
INVESTING IN YOUR FUTURE.
EVERY DAY.

NEW JERSEY MUNICIPALS FUND INC.

DEAR SHAREHOLDER:

We are pleased to provide you with the Annual Report and portfolio of in-vestments for Smith Barney New Jersey Municipals Fund Inc. (the "Fund") for the fiscal year ended March 31, 1995. Although municipal bond prices declined during the first half of the Fund's fiscal year, they rebounded quite sharply during its second half. Despite this variable and oftentimes difficult investment environment, the Fund provided investors in Class A shares with a total return of 6.37% and Class B shares with a total return of 5.76% for the twelve months ended March 31, 1995. Reflecting the im-provement in the municipal market that began in late 1994, Class C shares, a newly-available class of shares, earned a total return of 8.01% for the period between December 13, 1994 and March 31, 1995. Additional perfor-mance data for each class of shares during this and previous fiscal years is available in the performance section of the report which follows this letter.

ECONOMIC AND MARKET OVERVIEW

Much can be said about the municipal bond and other fixed income markets of the past twelve months, but they certainly cannot be described as dull. The Federal Reserve increased interest rates six times in 1994 and once in 1995 in an attempt to slow the rate of economic growth and prevent infla-tion from increasing. This process resulted in declining bond prices and rising interest rates during the first half of the Fund's fiscal year. During the second half of the year, the market produced a powerful bond rally that began in December as investors came to the conclusion that an elusive "soft landing" was indeed possible and inflation posed no real threat. The Fund's net asset value rebounded as a result of this rally, allowing it to post an increase for this fiscal year. We anticipate that slower economic growth (at least over the near term) will contribute to a more stable interest rate environment in 1995 than investors experienced in 1994. We believe that this will be particularly true of the tax-exempt market.

Prices for New Jersey tax-exempt securities rallied along with the rest of the municipal sector as investors, who had experienced a very difficult downturn in the market and perhaps even a significant erosion in the value of their investments, became more comfortable with the economic scenario that began unfolding in late 1994. In addition, Governor Whitman's tax re-ductions and general approach to less government have been viewed favor-ably by tax-exempt investors. As a result, demand from individual inves-tors has exceeded issuance and this, too, has led to higher prices for New Jersey tax-exempt securities.

                   D I V I D E N D  P O L I C Y

Although not explicitly stated in the Prospectus, the Fund's policy is to pay a level monthly dividend based on our projections for the municipal bond market and the general direction of interest rates. This policy has no appreciable affect on the Fund's investment strategies or net asset value per share since it is guided by market conditions. It means that we do not invest in more speculative securities that may undermine the Funds's net asset value per share in order to maintain an unrealistically high dividend policy. We continually monitor both the market and the Fund's income stream to see that our dividend projections are realistic.

PORTFOLIO STRATEGY

We have continued to invest the Fund's assets in a portfolio of high-quality New Jersey tax-exempt securities with an average maturity of approximately 21 years. As of the end of the Fund's fiscal year, 68% of the portfolio was invested in issues rated Aaa/AAA or Aa/AA -- the two highest ratings in the investment grade category -- by Moody's Investors Services and Standard & Poor's Corporation, respectively. We believe these securities offer our shareholders the best value. The majority of assets were invested in general obligation, hospital, education, utility and pol-lution control bonds. These types of bonds provide the Fund with competi-tive yields and a high degree of liquidity, which makes it easier to navigate through turbulent market periods.

OUTLOOK

While the fixed income market has had a meaningful rally since the beginning of 1995, we think that it will be difficult to sustain for the balance of the year. Although the market may encounter some periodic vola-tility, we believe that it will be relatively stable for the remainder of the year. Municipal bond issuance in New Jersey is almost 70% lower to date in 1995 than it was in 1994, and this trend is expected to continue for the balance of the year. This scarcity of supply should have a steady-ing effect on the market over the months ahead.

As we have done since the Fund's inception in 1988, we will continue to strive to provide you with superior investment management results. We look forward to reporting to you in the Fund's semi-annual report to sharehold-ers.

Sincerely,

Heath B. McLendon              Lawrence T. McDermott

Heath B. McLendon              Lawrence T. McDermott
Chairman of the Board          Vice President and
                               Investment Officer

                               May 10, 1995

           HISTORICAL PERFORMANCE -- CLASS A SHARES (UNAUDITED)


                       Net Asset Value

Year Ended                                  Capital      Dividends   Return of   Total
March 31             Beginning    Ending    Gains Paid   Paid        Capital     Return*
4/22/88 - 3/31/89     $11.40      $11.67      $0.01       $0.82         --         9.84%
1990                  $11.67      $11.92      $0.03       $0.82         --         9.62%
1991                  $11.92      $12.17      $0.05       $0.83       $0.01        9.89%
1992                  $12.17      $12.44      $0.13       $0.77       $0.04       10.22%
1993                  $12.44      $13.16      $0.14       $0.75       $0.01       13.49%
1994                  $13.16      $12.55      $0.15       $0.70         --         1.66%
1995                  $12.55      $12.62        --        $0.70         --         6.37%
Total                                         $0.51       $5.39       $0.06
Cumulative Total Return -- (4/22/88 through 3/31/95)                              78.96%

 * Figures assume reinvestment of all dividends and capital gains distri-butions at net asset value and do not assume deduction of the front-end sales charge (maximum 4.00%).

The Fund's policy is to distribute dividends monthly and capital gains, if any, annually.

              AVERAGE ANNUAL TOTAL RETURN** -- CLASS A SHARES

                             Without Sales Charge             With Sales Charge***

                           With Fee         Without         With Fee        Without
                            Waiver        Fee Waiver         Waiver        Fee Waiver
                          and Expense     and Expense     and Expense     and Expense
                         Reimbursement   Reimbursement   Reimbursement   Reimbursement
Year Ended 3/31/95            N/A            6.37%            N/A            2.11%
Five Years Ended
3/31/95                      8.25%           8.09%           7.37%           7.21%
Inception 4/22/88
through 3/31/95              8.75%           8.46%           8.11%           7.82%

 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains distributions at net asset value. The Fund commenced operations on April 22, 1988. The Fund's investment adviser, sub-investment adviser and/or administrator waived investment advi-sory, sub-investment advisory and administration fees and/or reimbursed expenses from April 22, 1988 to March 31, 1994. A shareholder's actual return for periods during which waivers and reimbursements were in effect would be the higher of the two numbers shown.

*** Average annual total return figures shown assume the deduction of the maximum 4.00% sales charge at the time of investment.

    NOTE: On November 6, 1992, existing shares of the Fund were desig-nated Class A shares. Class A shares are subject to a maximum 4.00% front-end sales charge and an annual service fee of 0.15% of the value of the average daily net assets attributable to that class. The Fund's annual rates of return would have been lower had service fees been in effect prior to November 6, 1992.

              GROWTH OF $10,000 INVESTED IN CLASS A SHARES OF
               SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.+
                 VS. LIPPER NEW JERSEY PEER GROUP AVERAGE
                      AND LEHMAN MUNICIPAL BOND INDEX

                     April 22, 1988 -- March 31, 1995

DESCRIPTION OF MOUNTAIN CHART IN COVERS (CLASS A)

A line graph depicting the total growth (including reinvestment of divi-dends and capital gains) of a hypothetical investment of $10,000 in New Jersey Municipals Fund's Class A shares on April 22, 1988 through March 31, 1995 as compared with the growth of a $10,000 investment in Lipper New Jersey Peer Group Average and Lehman Municipal Bond Index. The plot points used to draw the line graph were as follows:


                                          GROWTH OF $10,000    GROWTH OF $10,000
                     GROWTH OF $10,000    INVESTMENT IN THE    INVESTMENT IN THE
                   INVESTED IN CLASS A    LIPPER NEW JERSEY    LEHMAN MUNICIPAL
MONTH ENDED         SHARES OF THE FUND    PEER GROUP AVERAGE      BOND INDEX
04/22/88                 $ 9,600                  --                  --
04/88                    $ 9,651               $10,000             $10,000
05/88                    $ 9,726               $10,002             $ 9,971
06/88                    $ 9,916               $10,215             $10,117
09/88                    $10,236               $10,531             $10,375
12/88                    $10,530               $10,835             $10,568
03/89                    $10,545               $10,895             $10,638
06/89                    $11,160               $11,571             $11,268
09/89                    $11,159               $11,501             $11,276
12/89                    $11,506               $11,905             $11,709
03/90                    $11,559               $11,926             $11,761
06/90                    $11,861               $12,218             $12,036
09/90                    $11,855               $12,167             $12,043
12/90                    $12,429               $12,749             $12,563
03/91                    $12,701               $13,042             $12,846
06/91                    $12,943               $13,321             $13,121
09/91                    $13,526               $13,873             $13,631
12/91                    $13,949               $14,303             $14,089
03/92                    $13,999               $14,331             $14,131
06/92                    $14,577               $15,261             $14,667
09/92                    $14,970               $14,914             $15,058
12/92                    $15,264               $15,573             $15,332
03/93                    $15,888               $16,169             $15,901
06/93                    $16,452               $16,768             $16,421
09/93                    $17,038               $17,349             $16,976
12/93                    $17,246               $17,522             $17,214
03/94                    $16,152               $16,463             $16,269
06/94                    $16,299               $16,549             $16,450
09/94                    $16,384               $16,644             $16,562
12/94                    $16,039               $16,348             $16,324
03/95                    $17,181               $17,406             $17,478

+ Illustration of $10,000 invested in Class A shares on April 22, 1988 as-suming deduction of the maximum 4.00% sales charge at the time of in-vestment and reinvestment of dividends and capital gains distributions at net asset value through March 31, 1995.

  LIPPER NEW JERSEY PEER GROUP AVERAGE -- The Lipper New Jersey Peer Group Average is composed of an average of the Fund's peer group of mutual funds (50 as of March 31, 1995) investing in New Jersey tax-exempt bonds.

  LEHMAN MUNICIPAL BOND INDEX -- The Lehman Municipal Bond Index is an un-managed, broad-based index which includes about 8,000 tax-free bonds and reflects approximately $300 billion of market capitalization.

  Index information is available at month-end only; therefore the closest month-end to inception date of the Fund has been used.

  NOTE: All figures cited here represent past performance of the Fund and do not guarantee future results.

           HISTORICAL PERFORMANCE -- CLASS B SHARES (UNAUDITED)


                           Net Asset Value

Year Ended                                      Capital      Dividends   Return of   Total
March 31                 Beginning    Ending    Gains Paid   Paid        Capital     Return*
11/6/92 - 3/31/93         $12.75      $13.16      $0.14        $0.27       $0.01       6.60%
1994                      $13.16      $12.55      $0.15        $0.63         --        1.15%
1995                      $12.55      $12.62        --         $0.62         --        5.76%
Total                                             $0.29        $1.52       $0.01
 Cumulative Total Return -- (11/6/92 through 3/31/95)                                 14.04%

 * Figures assume reinvestment of all dividends and capital gains distri-butions at net asset value and do not assume deduction of the contin-gent deferred sales charge ("CDSC").

              AVERAGE ANNUAL TOTAL RETURN** -- CLASS B SHARES


                                 Without CDSC                     With CDSC***

                           With Fee         Without         With Fee        Without
                            Waiver        Fee Waiver         Waiver        Fee Waiver
                          and Expense     and Expense     and Expense     and Expense
                         Reimbursement   Reimbursement   Reimbursement   Reimbursement
Year Ended 3/31/95            N/A            5.76%            N/A            1.26%
Inception 11/6/92
through 3/31/95              5.63%           5.55%           4.47%           4.40%

 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains distributions at net asset value. The Fund's investment adviser, sub-investment adviser and/or administrator waived fees and/or reimbursed expenses from November 6, 1992 to March 31, 1994. A shareholder's actual return for periods during which waiv-ers and reimbursements were in effect would be the higher of the two numbers shown.

*** Average annual total return figures shown assume the deduction of the maximum applicable CDSC which is described in the prospectus.

    NOTE: The Fund began offering Class B shares on November 6, 1992. Class B shares are subject to a maximum 4.50% CDSC and annual service and distribution fees of 0.15% and 0.50%, respectively, of the value of the average daily net assets attributable to that class.

              GROWTH OF $10,000 INVESTED IN CLASS B SHARES OF
               SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.+
                 VS. LIPPER NEW JERSEY PEER GROUP AVERAGE
                      AND LEHMAN MUNICIPAL BOND INDEX

                    November 6, 1992 -- March 31, 1995

DESCRIPTION OF MOUNTAIN CHART IN COVERS (CLASS B)

A line graph depicting the total growth (including reinvestment of divi-dends and capital gains) of a hypothetical investment of $10,000 in New Jersey Municipals Fund's Class B shares on November 6, 1992 through March 31, 1995 as compared with the growth of a $10,000 investment in Lipper New Jersey Peer Group Average and Lehman Municipal Bond Index. The plot points used to draw the line graph were as follows:


                                          GROWTH OF $10,000    GROWTH OF $10,000
                     GROWTH OF $10,000    INVESTMENT IN THE    INVESTMENT IN THE
                   INVESTED IN CLASS B    LIPPER NEW JERSEY    LEHMAN MUNICIPAL
MONTH ENDED         SHARES OF THE FUND    PEER GROUP AVERAGE      BOND INDEX
10/31/92                    --                 $10,000             $10,000
11/06/92                 $10,000                  --                  --
11/92                    $10,140               $10,265             $10,179
12/92                    $10,255               $10,398             $10,283
03/93                    $10,660               $10,797             $10,664
06/93                    $11,025               $11,197             $11,013
09/93                    $11,404               $11,585             $11,385
12/93                    $11,529               $11,700             $11,545
03/94                    $10,782               $10,993             $10,911
06/94                    $10,865               $11,051             $11,032
09/94                    $10,907               $11,114             $11,108
12/94                    $10,662               $10,916             $10,948
03/95                    $11,404               $11,623             $11,722

  + Illustration of $10,000 invested in Class B shares on November 6, 1992 assuming reinvestment of dividends and capital gains distributions at net asset value through March 31, 1995.

 ++ Value does not assume deduction of applicable CDSC.

+++ Value assumes deduction of applicable CDSC (assuming redemption on March 31, 1995).

LIPPER NEW JERSEY PEER GROUP AVERAGE -- The Lipper New Jersey Peer Group Average is composed of an average of the Fund's peer group of mutual funds (50 as of March 31, 1995) investing in New Jersey tax- exempt bonds.

LEHMAN MUNICIPAL BOND INDEX -- The Lehman Municipal Bond Index is an un-managed, broad-based index which includes about 8,000 tax-free bonds and reflects approximately $300 billion of market capitalization.

Index information is available at month-end only; therefore, the closest month-end to inception date of the Fund has been used.

NOTE: All figures cited here represent past performance of the Fund and do not guarantee future results.

           HISTORICAL PERFORMANCE -- CLASS C SHARES (UNAUDITED)

                           Net Asset Value

Period Ended                                    Capital      Dividends   Total
March 31                 Beginning    Ending    Gains Paid   Paid        Return*
12/13/94 - 3/31/95         $11.86     $12.62        --         $0.18      8.01%

Cumulative Total Return -- (12/13/94 through 3/31/95)                     8.01%

 * Figures assume reinvestment of all dividends and capital gains distri-butions at net asset value and do not assume deduction of the CDSC.

                AGGREGATE TOTAL RETURN** -- CLASS C SHARES


                                        Without CDSC                   With CDSC
                                           Actual                      Actual***
Inception 12/13/94
through 3/31/95                             8.01%                        7.01%

 ** All aggregate total return figures shown reflect reinvestment of divi-
    dends and capital gains distributions at net asset value.
*** Aggregate total return figures shown assume the deduction of the maxi-mum applicable CDSC which is described in the prospectus.

    NOTE: The Fund began offering Class C shares on November 7, 1994 and commenced selling these shares on December 13, 1994. Class C shares are subject to a maximum 1.00% CDSC and annual service and distribu-tion fees of 0.15% and 0.55%, respectively, of the value of the aver-age daily net assets attributable to that class.

PORTFOLIO HIGHLIGHTS (UNAUDITED)                            MARCH 31, 1995

INDUSTRY BREAKDOWN

DESCRIPTION OF PIE CHARTS IN SHAREHOLDER REPORT

Pie chart depicting the allocation of the New Jersey Municipals Fund's in-vestment securities held at March 31, 1995 by industry classification. The pie is broken in pieces representing industries in the following percent-ages:

 INDUSTRY                                                            PERCENTAGE
TRANSPORTATION                                                           1.8%
HOUSING                                                                  4.8%
POLLUTION CONTROL                                                        9.6%
EDUCATION                                                               12.3%
UTILITY                                                                 10.4%
OTHER                                                                   17.6%
HOSPITAL                                                                20.3%
GENERAL OBLIGATIONS                                                     21.7%
NET OTHER ASSETS AND LIABILITIES                                         1.5%

SUMMARY OF MUNICIPAL BONDS AND SHORT-TERM
TAX-EXEMPT INVESTMENTS BY COMBINED RATINGS


                                           Standard &              Percentage of
   Moody's                                   Poor's                Market Value
     Aaa                   or                  AAA                      55%
      Aa                                       AA                       13
      A                                        A                        11
     Baa                                       BBB                      10
      NR                                       NR                       11
                                                                       100%

AVERAGE MATURITY  21.4 years

PORTFOLIO OF INVESTMENTS                                    MARCH 31, 1995

                      KEY TO INSURANCE ABBREVIATIONS
    AMBAC -- American Municipal Bond Assurance Corporation
    BIGI  -- Bond Investors Guaranty Insurance
    FGIC  -- Federal Guaranty Insurance Corporation
    FHA   -- Federal Housing Administration
    FSA   -- Federal Security Assurance
    MBIA  -- Municipal Bond Investors Assurance


                                                            RATINGS
                                                          (UNAUDITED)
                                                                          MARKET VALUE
FACE VALUE                                              MOODY'S    S&P      (NOTE 1)
MUNICIPAL BONDS AND NOTES -- 98.3%
              NEW JERSEY -- 98.0%
              Atlantic County, New Jersey:
$2,500,000    Certificates of Participation, Public
              Facilities Lease Agreement, (FGIC In-
              sured),
               7.400% due 3/1/2009                      Aaa       AAA     $  2,903,125

   375,000    Improvement Authority Revenue, Luxury
              Tax Revenue, (Convention Center), (MBIA
              Insured),
               7.400% due 7/1/2016                      Aaa       AAA        432,656

   950,000    Utilities Authority, Solid Waste Reve-
              nue,
               7.125% due 3/1/2016                      Baa       NR         917,937

 1,340,000    Bayonne, New Jersey, General Obligation
              Bonds, (FGIC Insured),
               6.125% due 5/1/2014                      Aaa       AAA      1,361,775

   700,000    Beachwood, New Jersey, Sewer Authority
              Revenue, Junior Lien,
               6.500% due 12/1/2012                     Baa1      NR         713,125

   665,000    Belvedere, New Jersey, General Obliga-
              tion Refunding Bonds, (AMBAC Insured),
               7.300% due 12/1/2014                     Aaa       AAA        729,837

 1,000,000    Bordentown, New Jersey, Sewerage Au-
              thority Revenue, Series C, (MBIA In-
              sured),
               6.900% due 12/1/2016                     Aaa       AAA      1,056,250

 1,000,000    Camden County, New Jersey, Improvement
              Authority Revenue, Series B, (AMBAC In-
              sured),
               5.250% due 12/1/2018                     Aaa       AAA        916,250

   385,000    Cape May County, New Jersey, Bridge
              Commission, Guaranteed Revenue Bonds,
               6.700% due 6/1/2002                      A1        A          399,919


   200,000    Delaware River Junction, Toll Bridge
              Commission, Refunding Bonds, (FGIC In-
              sured),
               6.250% due 7/1/2012                      Aaa       AAA        206,750

   500,000    Delaware River Port Authority, Pennsyl-
              vania and New Jersey, Delaware River
              Bridge Revenue Refunding, (AMBAC In-
              sured),
               7.375% due 1/1/2007                      Aaa       AAA        543,750

   550,000    Dover, New Jersey, Board of Education,
              Certificates of Participation, (FGIC
              Insured),
               6.600% due 6/1/2011                      Aaa       AAA        576,812

              Essex County, New Jersey:
   175,000    General Obligation Bonds, (FSA In-
              sured),
               6.500% due 12/1/2011                     Aaa       AAA        182,438

 2,500,000    Improvement Authority, (FGIC Insured),
               5.200% due 12/1/2024                     Aaa       AAA      2,215,625

   650,000    Improvement Authority, Newark, Lease
              Revenue Bonds,
               6.600% due 4/1/2014                      Baa1     BBB+        650,812

   750,000    Evesham Township, New Jersey, Board of
              Education, Certificates of Participa-
              tion, (FGIC Insured),
               6.875% due 9/1/2011                      Aaa       AAA        809,062

              Gloucester County, New Jersey:
   900,000    Utilities Authority,
               6.250% due 1/1/2024                      A1        AA-        910,125

 1,000,000    Utilities Authority, Sewerage System
              Revenue, Series 91A,
               6.500% due 1/1/2021                      A1        AA-      1,023,750

   500,000    Hoboken, New Jersey, Parking Authority
              Revenue, (FGIC Insured),
               6.000% due 6/1/2014                      Aaa       AAA        503,125

              Hudson County, New Jersey:
   425,000    Certificates of Participation, Correc-
              tional Facilities, (MBIA Insured),
               6.600% due 12/1/2021                     Aaa       AAA        443,062

   200,000    General Obligation Bonds, (FGIC In-
              sured),
               6.550% due 7/1/2010                      Aaa       AAA        214,250


 3,750,000    Improvement Authority, Solid Waste Sys-
              tem Revenue,
               7.100% due 1/1/2020                      NR       BBB-      3,506,250

 1,000,000    Improvement Authority, Solid Waste Sys-
              tem Revenue, Series A,
               6.100% due 7/1/2020                      NR        A+         980,000

              Jersey City, New Jersey:
 1,700,000    Sewerage Authority, (AMBAC Insured),
               6.250% due 1/1/2014                      Aaa       AAA      1,778,625

   530,000    Water Utility, General Obligation
              Bonds, (AMBAC Insured),
               7.500% due 10/1/2003                     Aaa       AAA        571,737

 1,385,000    Kearney, New Jersey, Municipal Utili-
              ties Authority Revenue, (FGIC Insured),
               7.300% due 11/15/2018                    Aaa       AAA      1,662,000

 1,500,000    Lower Township, New Jersey, Municipal
              Utilities Authority, (MBIA Insured),
               6.125% due 12/1/2013                     Aaa       AAA      1,528,125

 1,000,000    Lumberton Township, New Jersey, School
              District, Certificates of Participa-
              tion, (Fiscal Funding New Jersey,
              Inc.), (MBIA Insured),
               6.100% due 10/1/2013                     Aaa       AAA      1,017,500

   200,000    Mercer County, New Jersey, Improvement
              Authority Revenue, Refunding Bonds,
              Solid Waste, Series A, (FGIC Insured),
               6.700% due 4/1/2012                      Aaa       AAA        210,750

              Middlesex County, New Jersey, Pollution
              Control Authority Financing Revenue,
              (Amerada Hess):
 1,000,000     7.875% due 6/1/2022                      NR        NR       1,098,750

 2,000,000     6.875% due 12/1/2022                     NR        NR       2,042,500

   500,000    Monroe Township, New Jersey, Municipal
              Utilities Authority, Gloucester County
              Revenue, (AMBAC Insured),
               6.650% due 7/1/2011                      Aaa       AAA        530,000


              Morris Township, New Jersey, General
              Obligation Notes:
   550,000     6.550% due 7/1/2009                      Aa        AA         601,562

   550,000     6.550% due 7/1/2010                      Aa        AA         601,562

   500,000     6.550% due 7/1/2011                      Aa        AA         545,625

1,200,000    Morristown, New Jersey, Revenue Refund-
              ing, General Obligation Bonds,
               6.500% due 2/1/2006                      A1        A+       1,252,500

 1,000,000    New Brunswick, New Jersey, Parking Au-
              thority Revenue, City Guaranteed Park-
              ing, Series A,
               6.500% due 9/1/2019                      Aaa       AAA      1,041,250

              New Jersey, Economic Development Au-
              thority:
 1,000,000    Economic Development Revenue, (Health
              Village Inc.),
               7.800% due 5/1/2016                      NR        BBB      1,055,000

   480,000    Economic Development Revenue, (National
              Association of Accountants),
               7.650% due 7/1/2009                      NR        NR         509,400

   660,000    Economic Development Revenue, Series S,
              (Princeton Montessori Society),
               6.500% due 6/1/2012                      Aaa       NR         673,200

 1,000,000    Economic Development Revenue, (Trane
              Division), (1990 Project),
               9.500% due 9/1/2000                      NR        NR       1,113,750

 1,500,000    Economic Development Revenue, (Zirser-
              Greenbriar),
               7.375% due 7/15/2003                     NR        NR       1,496,250

 1,500,000    Electric Revenue, (Vineland Cogenera-
              tion Limited Partnership),
               7.875% due 6/1/2019                      NR        NR       1,567,500

 1,250,000    Industrial Revenue, (Garden State Paper
              Co.),
               7.125% due 4/1/2022                      Aa1       NR       1,295,313

 2,005,000    Industrial Revenue, (State Plaza Park
              and Ride Limited Partnership),
               6.625% due 7/1/2003                      NR        NR       2,030,063

 1,000,000    Miscellaneous Revenue, (State Con-
              tract), (FSA Insured),
               6.000% due 3/15/2021                     Aaa       AAA        997,500


 1,000,000    Natural Gas Facilities Revenue, (NUI
              Corporation), Series A, (AMBAC Insured)
               6.350% due 10/1/2022                     Aaa       AAA      1,022,500

   500,000    Nursing Home Revenue, (Absecon Manor
              Project), (FHA Insured),
               8.250% due 2/1/2028                      NR        AA+        520,625

 1,500,000    Nursing Home Revenue, Series A, (Fran-
              ciscan Oaks),
               8.500% due 10/1/2023                     NR        NR       1,518,750

 1,000,000    Nursing Home Revenue, (Morris Hall-St.
              Lawrence),
               6.250% due 4/1/2025                      NR        A+         992,500

 2,500,000    Nursing Home Revenue, (RWJ Health Care
              Corporation), (FSA Insured),
               6.500% due 7/1/2024                      Aaa       AAA      2,575,000
              Nursing Home Revenue, (St. Barnabas Re-
              alty Development Corporation), (MBIA
              Insured):

 2,000,000     5.250% due 7/1/2013                      Aaa       AAA      1,850,000

   500,000     5.250% due 7/1/2020                      Aaa       AAA        450,000

 4,500,000    Pollution Control Revenue, (Public Ser-
              vice Electric & Gas Corporation), (MBIA
              Insured),
               6.400% due 5/1/2032                      Aaa       AAA      4,522,500

 1,500,000    Sewer Facilities Revenue, (Atlantic
              City Sewer Facility),
               7.250% due 12/1/2011                     NR        A        1,612,500

 1,500,000    Terminal Revenue, (GATX Terminal Corpo-
              ration), Series 1994,
               7.300% due 9/1/2019                      Baa1      A-       1,629,375

 1,000,000    Waste Paper Recycling Revenue, (Marcel
              Paper Mills Inc. Project),
               8.500% due 2/1/2010                      NR        NR       1,116,250

   750,000    Water Revenue, Series D, (Hackensack
              Water),
               7.000% due 10/1/2017                     NR        A          768,750

              New Jersey Health Care Facilities, Fi-
              nancing Authority Revenue:
   250,000    (Atlantic City Medical Center), Series
              B, (FHA Insured),
               8.375% due 8/1/2020                      Aaa       AAA        278,125


 1,000,000    (Atlantic City Medical Center), Series
              C,
               6.800% due 7/1/2011                      A         A-       1,038,750
              (Burdett Tomlin Memorial Hospital), Se-
              ries D, (FGIC Insured):

 1,400,000     6.500% due 7/1/2012                      Aaa       AAA      1,452,500

   850,000     6.500% due 7/1/2021                      Aaa       AAA        876,563
              (Columbus Hospital), Series A:

 1,200,000     7.200% due 7/1/2001                      Baa1      BB-      1,209,000

 1,000,000     7.500% due 7/1/2021                      Baa1      BB-        963,750

 1,500,000    (Community Medical Center), Series E,
              (MBIA Insured),
               6.000% due 7/1/2019                      Aaa       AAA      1,498,125

   250,000    (Community Memorial Hospital Associa-
              tion), Series C,
               8.000% due 7/1/2014                      A         A-         267,500

 1,550,000    (Deborah Heart & Lung Center),
               6.300% due 7/1/2023                      Baa1     BBB+      1,505,438

 1,500,000    (Helene Fuld Medical Center), Series C,
               8.125% due 7/1/2013                      Aaa       A        1,616,250

 3,000,000    (Irvington General Hospital), (FHA In-
              sured),
               6.375% due 8/1/2015                      NR        AAA      3,090,000

 1,125,000    (J.F.K. Health System), Obligated
              Group, (FGIC Insured),
               6.700% due 7/1/2021                      Aaa       AAA      1,178,438

   260,000    (Kennedy Memorial University Medical
              Center), Series D,
               7.875% due 7/1/2009                      A         A-         276,900

   435,000    (Kimball Medical Center), Series C,
               8.000% due 7/1/1998                      Baa      BBB-        452,400

   830,000    (Medical Center of Ocean County), Se-
              ries C, (FSA Insured),
               6.750% due 7/1/2020                      Aaa       AAA        874,613

   825,000    (Muhlenberg Regional Medical Center),
              Series A, (AMBAC Insured),
               8.000% due 7/1/2018                      Aaa       AAA        900,281


 3,550,000    (Newark Beth Israel Medical Center),
              (FSA Insured),
               6.000% due 7/1/2024                      Aaa       AAA      3,510,063

   600,000    (Newcomb Medical Center), Series A,
               7.875% due 7/1/2003                      Baa      BBB+        645,750

 2,000,000    (Ocean County Hospital),
               6.250% due 7/1/2023                      Baa       NR       1,795,000

 1,000,000    (Overlook Hospital Association), Series
              E, (FGIC Insured),
               6.700% due 7/1/2017                      Aaa       AAA      1,032,500

 1,000,000    (Raritan Bay Medical Center),
               7.250% due 7/1/2027                      NR        NR         940,000

 1,250,000    (St. Elizabeth's Hospital Project), Se-
              ries B,
               8.250% due 7/1/2020                      Baa       BBB      1,326,563

 1,750,000    (St. Mary Hospital),
               5.875% due 7/1/2012                      Baa      BBB-      1,529,063

   820,000    (Spectrum for Living), (FHA Insured),
               6.500% due 2/1/2022                      NR        AAA        836,400

   750,000    (Wayne General Hospital), (FHA In-
              sured),
               5.750% due 8/1/2011                      NR        AAA        723,750

              New Jersey Sports and Expo Authority,
              Series A, State Contract:
 1,250,000     6.250% due 7/1/2020, (MBIA Insured)      Aaa       AAA      1,267,188

 2,900,000     6.000% due 3/1/2021                      Aa        A+       2,871,000

 2,000,000     8.000% due 1/1/2025                      NR        NR       2,087,500

 2,500,000    New Jersey State, Certificates of Par-
              ticipation, Equipment Leasing Revenue,
              Series A,
               6.400% due 4/1/2005                      A1        A+       2,621,875

              New Jersey State Educational Facili-
              ties, Financing Authority Revenue,
              Higher Education:
 1,285,000    (Drew University), Series B,
               7.450% due 2/1/2005                      NR        A        1,376,556

 2,700,000    (Farleigh Dickinson University), Series
              C,
               6.625% due 7/1/2023                      NR        NR       2,369,250



 2,500,000    New Jersey State, General Obligation
              Bond, Series D,
               8.000% due 2/15/2007                     Aa1       AA+      3,050,000

 2,500,000    New Jersey State Higher Education As-
              sistance,
               5.300% due 7/1/2010                      NR        A+       2,293,750

              New Jersey State Housing & Mortgage Fi-
              nance Agency:
 1,500,000    Mortgage Revenue Refunding, (Manor
              Apartments, Newark), Series A, (FHA In-
              sured),
               7.500% due 2/15/2024                     NR        AAA      1,603,125
              Multifamily Housing Revenue:

 1,550,000    (Presidential Plaza-FHA), Series 1,
               7.000% due 5/1/2030                      NR        AAA      1,612,000

 1,000,000    (Regency Park Project), Series H,
               7.700% due 11/1/2030                     NR        AA       1,043,750
              Home Mortgage Revenue, (MBIA Insured):

   740,000    Series B,
               8.100% due 10/1/2017                     Aaa       AAA        788,100

    30,000    Series C,
               8.375% due 4/1/2017                      Aaa       AAA         32,175

   315,000    Series D,
               7.700% due 10/1/2029                     Aaa       AAA        332,719

 1,500,000    New Jersey State Transportation Trust
              Fund, (FSA Insured),
               4.750% due 6/15/2003                     Aaa       AAA      1,436,250

              North Bergen, New Jersey:
 1,500,000    Township Capital Appreciation, (FSA In-
              sured),
               8.000% due 8/15/2007                     Aaa       AAA      1,818,750

 1,960,000    Township Municipal Utilities Authority,
              Sewer Revenue, (FGIC Insured),
               7.875% due 12/15/2009                    Aaa       AAA      2,359,350

              North Jersey District Water Supply Com-
              mission, New Jersey Refunding, (Wanaque
              North Project), Series A, (MBIA In-
              sured):
 2,500,000     6.000% due 7/1/2021                      Aaa       AAA      2,503,125

 1,195,000     6.500% due 11/15/2021                    Aaa       AAA      1,248,775



              Old Bridge Township, New Jersey, Gen-
              eral Obligation Bonds, (FGIC Insured):
   560,000     6.550% due 7/15/2010                     Aaa       AAA        588,700

   720,000     6.550% due 7/15/2011                     Aaa       AAA        756,900

   750,000    Municipal Utilities Authority Revenue,
              (FGIC Insured),
               6.400% due 11/1/2009                     Aaa       AAA        787,500

              Passaic Valley, New Jersey, Sewer Com-
              mission Revenue, Water Supply Revenue,
              Series A:
 2,000,000    (AMBAC Insured),
               5.875% due 12/1/2022                     Aaa       AAA      1,960,000

   100,000    (FGIC Insured),
               6.400% due 12/15/2022                    Aaa       AAA        102,750

   500,000    Perth Amboy, New Jersey, Board of Edu-
              cation, Certificates of Participation,
              (FSA Insured),
               6.125% due 12/15/2017                    Aaa       AAA        507,500

 1,750,000    Piscataway Township, New Jersey School
              District, (FHA Insured),
               5.375% due 12/15/2010                    Aaa       AAA      1,664,687

 1,750,000    Pleasantville, New Jersey, School Dis-
              trict, Certificates of Participation,
              (Fiscal Funding New Jersey, Inc.),
              (BIGI Insured),
               7.700% due 10/1/2013                     Aaa       AAA      1,894,375

 2,000,000    Port Authority New York and New Jersey,
              Consolidated Loan, Series 96, (FGIC In-
              sured),
               6.600% due 10/1/2023                     Aaa       AAA      2,075,000

   750,000    Rutgers State University, New Jersey,
              University of New Jersey, Series P,
               6.850% due 5/1/2021                      A1        AA         803,437

   740,000    Sayreville, New Jersey, Housing Devel-
              opment Corporation, Mortgage Revenue,
              FHA Refunding, (Lakeview Apartments),
               7.750% due 8/1/2024                      NR        AAA        811,225

 1,500,000    Scotch Plains Township, New Jersey, Se-
              nior Citizen Housing Corporation, Reve-
              nue Bonds,
               5.750% due 3/1/2023                      Aa        NR       1,408,125



 2,500,000    Somerset Raritan Valley, New Jersey,
              Sewer Authority Revenue, Series G,
               6.750% due 7/1/2010                      A1        AA         2,637,500

   500,000    South Amboy, New Jersey, General Obli-
              gation Bonds, (MBIA Insured),
               6.375% due 12/1/2010                     Aaa       AAA          523,750

              South Brunswick Township, New Jersey
              Board of Education, (FGIC Insured):
 1,500,000     6.400% due 8/1/2018                      Aaa       AAA        1,556,250

 1,500,000     6.400% due 8/1/2019                      Aaa       AAA        1,550,625

   750,000    South Monmouth, New Jersey, Regional
              Sewer Authority, (MBIA Insured),
               6.000% due 1/15/2014                     Aaa       AAA          760,313

 1,000,000    Southeast Morris County, New Jersey,
              Municipal Utilities Authority, Water
              Revenue, Series A, (FGIC Insured),
               6.500% due 1/1/2011                      Aaa       AAA        1,043,750

 1,500,000    Stafford, New Jersey, Municipal Utili-
              ties Authority, Sewer and Water Reve-
              nue, (FGIC Insured),
               6.125% due 12/1/2022                     Aaa       AAA        1,520,625

   750,000    Trenton, New Jersey, General Obligation
              Bonds, (MBIA Insured),
               6.550% due 8/15/2009                     Aaa       AAA          790,312

   900,000    Union City, New Jersey, General Obliga-
              tion Bonds, (MBIA Insured),
               6.700% due 9/1/2012                      Aaa       AAA          950,625

 1,000,000    Union County, New Jersey, Improvement
              Authority Revenue, (Cranford Township
              Project),
               7.750% due 5/1/2003                      A1        A+         1,088,750

 1,140,000    University of New Jersey, School of
              Medicine and Dentistry, Series C,
               7.200% due 12/1/2019                     A         AA         1,225,500



 1,400,000    Warren Hills, New Jersey, Regional
              School District, (FSA Insured),
               5.250% due 12/15/2009                    Aaa       AAA        1,324,750

   854,000    Weehawken Township, New Jersey, General
              Obligation Bonds, (FSA Insured),
               6.350% due 7/1/2007                      Aaa       AAA          896,700

              West Windsor, Plainsboro, New Jersey,
              Regional School District:
   180,000     6.750% due 4/1/2006                      A1        AA           199,800

   490,000     6.750% due 4/1/2007                      A1        AA           542,675

   435,000     6.800% due 4/1/2008                      A1        AA           484,481

   170,000     6.800% due 4/1/2009                      A1        AA           189,125

                                                                           159,174,587


              PUERTO RICO -- 0.3%
   495,000    Commonwealth of Puerto Rico,
               8.000% due 7/1/2008                      Baa1      A            546,356

              TOTAL MUNICIPAL BONDS AND NOTES
              (Cost $156,126,777)                                          159,720,943

   SHORT-TERM MUNICIPAL BOND -- 0.2%
              (Cost $300,000)

              PUERTO RICO -- 0.2%
   300,000    Commonwealth of Puerto Rico, Government
              Development Bank, Revenue Bond,
               4.100% due 12/1/2015+                    VMIG1    A-1+          300,000

TOTAL INVESTMENTS (Cost $156,426,777*)                           98.5%     160,020,943

OTHER ASSETS AND LIABILITIES (NET)                                1.5        2,480,932

NET ASSETS                                                      100.0%    $162,501,875

* Aggregate cost for Federal tax purposes.
+ Variable rate demand notes payable upon not more than one business day's notice.

See Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES                         MARCH 31, 1995


ASSETS:
   Investments, at value (Cost
     $156,426,777) (Note 1)
  See accompanying schedule                                        $160,020,943
   Interest receivable                                                2,962,836
   Receivable for Fund shares sold                                      170,004
   TOTAL ASSETS                                                     163,153,783
LIABILITIES:
   Dividends payable                            $268,556
   Payable for Fund shares redeemed              189,078
   Investment advisory fee payable
     (Note 2)                                     48,321
   Administration fee payable (Note 2)            27,611
   Distribution fee payable (Note 3)              23,474
   Service fee payable (Note 3)                   20,707
   Due to custodian                               10,797
   Transfer agent fees payable (Note
     2)                                            7,500
   Custodian fees payable (Note 2)                 6,600
   Accrued expenses and other payables            49,264
   TOTAL LIABILITIES                                                    651,908
NET ASSETS                                                         $162,501,875
NET ASSETS CONSIST OF:
   Distributions in excess of net in-
     vestment income                                                  $(111,297)
   Accumulated net realized loss on
     investments sold                                                (3,197,132)
   Unrealized appreciation of invest-
     ments                                                            3,594,166
   Par value                                                             12,879
   Paid-in capital in excess of par
     value                                                          162,203,259
TOTAL NET ASSETS                                                   $162,501,875
NET ASSET VALUE:
  CLASS A SHARES
  NET ASSET VALUE and redemption price
   per share
   ($106,919,491 / 8,474,514 shares of
   common stock outstanding)                                             $12.62
  MAXIMUM OFFERING PRICE per share
   ($12.62 / 0.960) (based on maximum
   sales charge of 4.00% of the offer-
   ing price on March 31, 1995)                                          $13.15
  CLASS B SHARES
  NET ASSET VALUE and offering price
   per share+
   ($55,334,297 / 4,384,740 shares of
   common stock outstanding)                                             $12.62
  CLASS C SHARES
  NET ASSET VALUE and offering price
   per share+
   ($248,087 / 19,666 shares of common
   stock outstanding)                                                    $12.62
<    >
+ Redemption price per share is equal to net asset value less any applica-ble CDSC.


See Notes to Financial Statements.

STATEMENT OF OPERATIONS                  FOR THE YEAR ENDED MARCH 31, 1995

INVESTMENT INCOME:
  Interest                                                         $10,758,237
EXPENSES:
   Investment advisory fee (Note 2)              $579,652
   Administration fee (Note 2)                    331,230
   Distribution fee (Note 3)                      260,190
   Service fee (Note 3)                           248,422
   Transfer agent fees (Notes 2 and 4)             72,589
   Legal and audit fees                            70,711
   Custodian fees (Note 2)                         42,083
   Directors' fees and expenses (Note
     2)                                            16,692
   Other                                          104,608
   Total before interest expense                                      1,726,177
   Interest expense (Note 9)                                             10,129
   TOTAL EXPENSES                                                     1,736,306
NET INVESTMENT INCOME                                                 9,021,931
REALIZED AND UNREALIZED GAIN/(LOSS) ON
INVESTMENTS
 (NOTES 1 AND 5):
   Net realized loss on investments
     sold during the year                                            (3,197,132)
   Net unrealized appreciation of in-
     vestments during the year                                        3,571,504
NET REALIZED AND UNREALIZED GAIN ON IN-
  VESTMENTS                                                              374,372
NET INCREASE IN NET ASSETS RESULTING
  FROM OPERATIONS                                                    $ 9,396,303

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS


                                                   YEAR                YEAR
                                                   ENDED               ENDED
                                                  3/31/95             3/31/94
Net investment income                          $  9,021,931        $  8,076,673
Net realized gain/(loss) on investments
  sold during the year                           (3,197,132)          1,474,192
Net unrealized appreciation/(deprecia-
  tion) of investments during the year            3,571,504          (8,942,109)
Net increase in net assets resulting
  from operations                                 9,396,303             608,756
Distributions to shareholders from net
  investment income:
   Class A                                       (6,381,567)         (6,377,318)
   Class B                                       (2,618,738)         (1,613,063)
   Class C                                           (1,631)            --
Distributions to shareholders in excess
  of net investment income:
   Class A                                          --                  (68,872)
   Class B                                          --                  (17,420)
Distributions to shareholders from net
  realized gain on investments:
   Class A                                          (20,959)         (1,446,042)
   Class B                                           (8,600)           (490,715)
   Class C                                               (5)            --
Distributions to shareholders from cap-
  ital:
   Class A                                          --                  (35,156)
   Class B                                          --                   (9,844)
Net increase/(decrease) in net assets
  from Fund share transactions (Note
  6):
   Class A                                      (13,038,237)         10,438,364
   Class B                                        6,645,094          35,313,040
   Class C                                          242,421             --
Net increase/(decrease) in net assets            (5,785,919)         36,301,730
NET ASSETS:
Beginning of year                               168,287,794         131,986,064
End of year (including distributions in
  excess of net investment income of
  $111,297 and $131,292, respectively)         $162,501,875        $ 168,287,794

See Notes to Financial Statements.

                           FINANCIAL HIGHLIGHTS

FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH YEAR.

                                                     YEAR                YEAR
                                                     ENDED               ENDED
                                                    3/31/95             3/31/94
Operating performance:
Net asset value, beginning of year                 $  12.55            $  13.16
Income from investment operations:
Net investment income***                               0.70                0.70
Net realized and unrealized gain/(loss)
  on investments                                       0.07               (0.46)
Total from investment operations                       0.77                0.24
Less distributions:
Distributions from net investment in-
  come                                                (0.70)              (0.69)
Distributions in excess of net invest-
  ment income                                         --                  (0.01)
Distributions from net realized gains                 (0.00)#             (0.15)
Distributions from capital                            --                  (0.00)#
Total distributions                                   (0.70)              (0.85)
Net asset value, end of year                       $  12.62            $  12.55
Total return+++                                        6.37%               1.66%
Ratios/supplemental data:
Net assets, end of year (in 000's)                 $106,919            $119,913
Ratio of operating expenses to average
  net assets+                                          0.88%++             0.83%
Ratio of net investment income to aver-
  age net assets                                       5.61%               5.17%
Portfolio turnover rate                                  32%                 32%
<    >
  * The Fund commenced operations on April 22, 1988. Those shares in ex-istence prior to November 6, 1992 were designated as Class A shares.
 ** Annualized.
*** Net investment income before waiver of fees and/or reimbursement of expenses by investment adviser, sub-investment adviser and administra-tor for the years ended March 31, 1994, 1993, 1992, 1991 and 1990, and the period ended March 31, 1989 would have been $0.69, $0.73, $0.75, $0.78, $0.77, and $0.74, respectively.
  + Expense ratios before waiver of fees and/or reimbursement of expenses by investment adviser, sub-investment adviser and administrator for the years ended March 31,1994, 1993, 1992, 1991, and 1990 and the pe-riod ended March 31, 1989 were 0.88%, 0.90%, 0.83%, 0.90%, 1.08% and
    1.23%, respectively.
 ++ The operating expense ratio excludes interest expense. The operating expense ratio including interest expense was 0.89% and 0.68% for the years ended March 31, 1995 and 1992, respectively.
+++ Total return represents aggregate total return for the periods indi-
    cated and does not reflect any applicable sales charges.
  # Amount represents less than $0.01 per Class A share.

See Notes to Financial Statements.

   YEAR               YEAR             YEAR              YEAR            PERIOD
   ENDED              ENDED            ENDED            ENDED            ENDED
  3/31/93            3/31/92          3/31/91          3/31/90          3/31/89*

 $  12.44           $ 12.17          $ 11.92           $ 11.67          $ 11.40

     0.75              0.77             0.82              0.83             0.82
     0.87              0.44             0.32              0.27             0.28
     1.62              1.21             1.14              1.10             1.10

    (0.75)            (0.77)           (0.83)            (0.82)           (0.82)
    --                 --               --                --               --
    (0.14)            (0.13)           (0.05)            (0.03)           (0.01)
    (0.01)            (0.04)           (0.01)             --               --
    (0.90)            (0.94)           (0.89)            (0.85)           (0.83)
 $  13.16           $ 12.44          $ 12.17           $ 11.92          $ 11.67
    13.49%            10.22%            9.89%             9.62%            9.84%

 $115,694           $92,797          $65,378           $38,728          $29,265
     0.74%             0.67%++          0.57%             0.55%            0.52%**
     5.76%             6.18%            6.74%             6.89%            7.23%**
       58%               98%              44%               42%              25%

See Notes to Financial Statements.

                           FINANCIAL HIGHLIGHTS

FOR A CLASS B SHARE OUTSTANDING THROUGHOUT EACH YEAR.

                                               YEAR         YEAR         PERIOD
                                              ENDED         ENDED        ENDED
                                             3/31/95       3/31/94      3/31/93*
Operating performance:
Net asset value, beginning of year           $ 12.55      $ 13.16       $ 12.75
Income from investment operations:
Net investment income***                        0.63         0.64          0.28
Net realized and unrealized gain/(loss)
  on investments                                0.06        (0.47)         0.55
Total from investment operations                0.69         0.17          0.83
Less distributions:
Distributions from net investment in-
  come                                         (0.62)       (0.62)        (0.27)
Distributions in excess of net invest-
  ment income                                   --          (0.01)         --
Distributions from net realized gains          (0.00)#      (0.15)        (0.14)
Distributions from capital                      --          (0.00)#       (0.01)
Total distributions                            (0.62)       (0.78)        (0.42)
Net asset value, end of year                 $ 12.62      $ 12.55       $ 13.16
Total return+++                                 5.76%        1.15%         6.60%
Ratios/supplemental data:
Net assets, end of year (in 000's)           $55,334      $48,375       $16,293
Ratio of operating expenses to average
  net assets+                                   1.39%++      1.36%         1.33%**
Ratio of net investment income to aver-
  age net assets                                5.09%        4.64%         5.17%**
Portfolio turnover rate                           32%          32%           58%

  * The Fund commenced selling Class B shares on November 6, 1992.
 ** Annualized.
*** Net investment income before waiver of fees and/or reimbursement of expenses by investment advisor, sub-investment advisor and administra-tor for the years ended March 31, 1994 and 1993 would have been $0.63 and $0.27, respectively.
  + Expense ratios before partial waivers of fees by investment adviser, sub-investment adviser and administrator for the years ended March
    31, 1994 and 1993 were 1.41% and 1.49%, respectively.
 ++ The operating expense ratio excludes interest expense. The operating expense ratio including interest expense was 1.40% for the year ended March 31, 1995.
+++ Total return represents aggregate total return for the periods indi-
    cated and does not reflect any applicable sales charge.
 # Amount represents less than $0.01 per Class B share.

See Notes to Financial Statements.

                           FINANCIAL HIGHLIGHTS

FOR A CLASS C SHARE OUTSTANDING THROUGHOUT THE PERIOD.

                                                                         PERIOD
                                                                         ENDED
                                                                        3/31/95*
Operating performance:
Net asset value, beginning of period                                    $11.86
Income from investment operations:
Net investment income                                                     0.20
Net realized and unrealized gain on investments                           0.74
Total from investment operations                                          0.94
Less distributions:
Distributions from net investment income                                 (0.18)
Distributions from net realized gains                                    (0.00)#
Total distributions                                                      (0.18)
Net asset value, end of period                                          $12.62
Total return+++                                                           8.01%
Ratios/supplemental data:
Net assets, end of period (in 000's)                                    $  248
Ratio of operating expenses to average net assets++                       1.44%**
Ratio of net investment income to average net assets                      5.05%**
Portfolio turnover rate                                                     32%

  * The Fund commenced selling Class C shares on December 13, 1994.
 ** Annualized.
 ++ The operating expense ratio excludes interest expense. The operating expense ratio including interest expense was 1.45% for the period ended March 31, 1995.
+++ Total return represents aggregate total return for the period and does not reflect any applicable sales charge.
  # Amount represents less than $0.01 per Class C share.

See Notes to Financial Statements.

                       NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Smith Barney New Jersey Municipals Fund Inc. (formerly known as "Smith Barney Shearson New Jersey Municipals Fund Inc.") (the "Fund") was incor-porated under the laws of the State of Maryland on November 12, 1987. The Fund is a non-diversified, open-end management investment company regis-tered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund commenced oper-ations on April 22, 1988. Effective November 7, 1994, the Fund began of-fering Class C and Class Y shares and continued to offer Class A and Class B shares. The Fund commenced selling Class C shares on December 13, 1994. As of March 31, 1995, no Class Y shares had been sold. Class A shares are sold with a front-end sales charge. Class B and Class C shares may be sub-ject to a contingent deferred sales charge ("CDSC") upon redemption. Class B shares will convert automatically to Class A shares eight years after the date of original purchase. Class Y shares are available to investors making an initial investment of at least $5 million and are not subject to any sales charges, service or distribution fees. All classes of shares have identical rights and privileges except with respect to the effect of the respective sales charges to each class, the distribution and/or ser-vice fees borne by each class, expenses allocable exclusively to each class, voting rights on matters affecting a single class, the exchange privilege of each class and the conversion feature of Class B shares. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

Portfolio valuation: Securities are valued at the close of trading on the New York Stock Exchange by The Boston Company Advisors, Inc. ("Boston Advisors") after consultation with an independent pricing service (the "Service") approved by the Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices (as ob-tained by the Service from dealers in such securities). Securities for which, in the judgment of the Service, there are no readily available mar-ket quotations (which may constitute a majority of the portfolio securi-ties) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal se-curities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term invest-ments that mature in 60 days or less are valued at amortized cost whenever the Board of Directors determines that amortized cost reflects the fair value of those investments.

Securities transactions and investment income: Securities transactions are recorded as of the trade date. Realized gains and losses from securi-ties sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon relative net assets of each class. Interest income is recorded on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date; interest income is not accrued until settlement date. When required, the Fund instructs the custodian to segregate assets in a separate account with a current value at least equal to the amount of its when-issued purchase commit-ments.

Dividends and distributions to shareholders: Dividends from net invest-ment income determined on a class level, if any, of the Fund are declared daily and paid on the last business day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions determined on a fund level, if any, of any net short- and long-term capital gains earned by the Fund will be declared and paid annually after the close of the fiscal year in which they are earned. Additional distributions of net investment income and capital gains for the Fund may be made at the discretion of the Board of Directors in order to avoid the application of a 4% nondeductible excise tax on certain undistributed amounts of net investment income and capital gains. To the extent net realized capital gains can be offset by capital losses and loss carryforwards, it is the policy of the Fund not to dis-tribute such gains. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are pri-marily due to differing treatments of income and gains on various invest-ment securities held by the Fund, timing differences and differing charac-terization of distributions made by the Fund as a whole.

Federal taxes: The Fund intends to qualify as a regulated investment com-pany, if such qualification is in the best interests of its shareholders, by complying with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and by distribut-ing substantially all of its earnings to its shareholders. Therefore, no Federal income tax provision is required.

2. INVESTMENT ADVISORY AGREEMENT, ADMINISTRATION
    AGREEMENT AND OTHER TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Greenwich Street Advisors, a division of Mutual Management Corp., which was transferred effective November 7, 1994 to Smith Barney Mutual Funds Management Inc. ("SBMFM"). Mutual Management Corp. and SBMFM (formerly known as "Smith, Barney Advisers, Inc."), are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Travelers Group Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the annual rate of 0.35% of the value of its average daily net assets up to $500 million and 0.32% of the value of its average daily net assets in excess of $500 mil-lion.

Prior to April 20, 1994, the Fund was party to an administration agreement (the "Administration Agreement") with Boston Advisors, an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). Under this Agree-ment, the Fund paid a monthly fee at the annual rate of 0.20% of the value of its average daily net assets up to $500 million and 0.18% of the value of its average daily net assets in excess of $500 million.

As of the close of business on April 20, 1994, SBMFM succeeded Boston Ad-visors as the Fund's administrator. The new administration agreement con-tains substantially the same terms and conditions, including the same level of fees, as the predecessor agreement.

As of the close of business on April 20, 1994, the Fund and SBMFM entered into a sub-administration agreement (the "Sub-Administration Agreement") with Boston Advisors. Under the Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

For the year ended March 31, 1995, Smith Barney received from investors $199,930 representing commissions (sales charges) on sales of Class A shares.

A CDSC is generally payable by a shareholder in connection with the re-demption of certain Class A, Class B and Class C shares. In circumstances in which the CDSC is imposed, the amount of the charge will vary depending on the number of years since the date of purchase. For the year ended March 31, 1995, Smith Barney received from shareholders $178,656 in CDSC on the redemption of Class B shares.

No officer, director or employee of Smith Barney or of any parent or sub-sidiary of Smith Barney receives any compensation from the Fund for serv-ing as a Director or officer of the Fund. The Fund pays each Director who is not an officer, director, or employee of Smith Barney or any of its af-filiates $1,000 per annum plus $100 per meeting attended and each Director emeritus who is not an officer, director or employee of Smith Barney or any of its affiliates $500 per annum plus $50 per meeting attended. The Fund reimburses all Directors for travel and out-of-pocket expenses in-curred to attend such meetings.

Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, serves as the Fund's custodian. The Shareholder Services Group, Inc., a subsidiary of First Data Corporation, serves as the Fund's trans-fer agent.

3. DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a dis-tribution agreement with the Fund, and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, as amended, the Fund has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A, Class B and Class C shareholders and covers expenses incurred in distributing Class B and Class C shares. Smith Barney is paid an annual service fee with respect to Class A, Class B and Class C shares of the Fund at the annual rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.55% of the value of the average daily net as-sets of Class B and Class C shares, respectively. For the year ended March 31, 1995, the Fund incurred service fees of $170,371, $77,993 and $58 for Class A, Class B and Class C shares, respectively. For the year ended March 31, 1995, the Fund incurred distribution fees of $259,976 and $214 for Class B and Class C shares, respectively.

Under its terms, the Plan shall remain in effect from year to year, pro-vided that such continuance is approved annually by vote of the Fund's Board of Directors, including a majority of those Directors who are not "interested persons" of the Fund and who have no direct or indirect finan-cial interest in the operation of the Plan.

4. EXPENSE ALLOCATION

Expenses of the Fund not directly attributable to the operations of any class of shares are prorated among the classes based upon the relative net assets of each class. Operating expenses directly attributable to a class of shares are charged to that class' operations. In addition to the above servicing and distribution fees, class specific operating expenses include transfer agent fees. For the year ended March 31, 1995, transfer agent fees for Class A, Class B and Class C shares were $43,741, $28,828, and $20, respectively.

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities, excluding short-term investments, during the year ended March 31, 1995, amounted to $53,299,273 and $59,740,268, respectively.

At March 31, 1995, the aggregate gross unrealized appreciation for all se-curities in which there was an excess of value over tax cost amounted to $5,781,773 and the aggregate gross unrealized depreciation for all securi-ties in which there was an excess of tax cost over value amounted to $2,187,607.

6. COMMON STOCK

As of March 31, 1995, the Fund had authorized 100 million shares of $.001 par value common stock divided into four classes: Class A, Class B, Class C and Class Y. Changes in common stock outstanding were as follows:

                                       YEAR ENDED                    YEAR ENDED
                                     MARCH 31, 1995                MARCH 31, 1994
CLASS A SHARES:                  SHARES        AMOUNT          SHARES         AMOUNT
Sold                             806,228    $  9,970,151      1,647,480    $ 22,242,307
Issued as reinvestment of
dividends                        326,175       4,033,183        392,313       5,278,384
Redeemed                      (2,211,779)    (27,041,571)    (1,274,430)    (17,082,327)
Net increase/(decrease)       (1,079,376)   $(13,038,237)       765,363    $ 10,438,364

                                      YEAR ENDED                  YEAR ENDED
                                    MARCH 31, 1995              MARCH 31, 1994
CLASS B SHARES:                 SHARES        AMOUNT        SHARES        AMOUNT
Sold                          1,011,453    $12,515,653     2,659,770    $35,847,840
Issued as reinvestment of
dividends                       146,701      1,813,092       114,141      1,536,557
Redeemed                       (628,611)    (7,683,651)     (156,456)    (2,071,357)
Net increase                    529,543    $ 6,645,094     2,617,455    $35,313,040

                                          PERIOD ENDED
                                        MARCH 31, 1995*
CLASS C SHARES:                     SHARES          AMOUNT
Sold                                19,546         $240,919
Issued as reinvestment of
dividends                              120            1,502
Net increase                        19,666         $242,421
<    >
* The Fund commenced selling Class C shares on December 13, 1994.

As of March 31, 1995, no Class Y shares had been sold.

7. CONCENTRATION OF CREDIT

The Fund primarily invests in debt obligations issued by the State of New Jersey and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of New Jersey municipal securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

8. CAPITAL LOSS CARRYFORWARD

At March 31, 1995, the Fund had capital loss carryforwards of $2,456,970 expiring in 2003 to offset future capital gains.

In accordance with tax law, the Fund has elected to defer the recognition of losses occurring between October 31, 1994 and March 31, 1995 until the first day of the following fiscal year. The amount of such deferral is $740,162 of capital losses. These losses for tax purposes will be deemed to occur on April 1, 1995.

9. LINE OF CREDIT

The Fund and several affiliated entities participate in a $50 million line of credit provided by Bank of America (formerly known as Continental Bank N.A.) under an Amended and Restated Line of Credit Agreement (the "Agree-ment") dated April 30, 1992, and renewed effective May 31, 1994, primarily for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securi-ties. Under this Agreement, the Fund may borrow up to the lesser of $25 million or 25% of its net assets. However, pursuant to the Fund's prospec-tus, the Fund may only borrow up to 10% of its total net assets. Under the terms of the Agreement, as amended, the Fund and the other affiliated en-tities are charged an aggregate commitment fee of $100,000 which is allo-cated equally among each of the participants. The Agreement requires, among other provisions, each participating fund to maintain a ratio of net assets (not including funds borrowed pursuant to the Agreement) to aggre-gate amount of indebtedness pursuant to the Agreement of no less than 5 to
1. During the year ended March 31, 1995, the Fund had an average outstand-ing daily balance of $163,836 with interest rates ranging from 5.125% to 7.125%. Interest expense totaled $10,129 for the year ended March 31, 1995. At March 31, 1995, the Fund had no outstanding borrowings under this Agreement.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.:

We have audited the accompanying statement of assets and liabilities of Smith Barney New Jersey Municipals Fund Inc., including the schedule of portfolio investments, as of March 31, 1995, the related statement of op-erations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial high-lights for each of the six years in the period ended March 31, 1995 and for the period from April 22, 1988 (commencement of operations) to March 31, 1989. These financial statements and financial highlights are the re-sponsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and fi-nancial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclo-sures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Smith Barney New Jersey Municipals Fund Inc. as of March 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the finan-cial highlights for each of the six years in the period then ended and for the period from April 22, 1988 (commencment of operations) to March 31, 1989, in conformity with generally accepted accounting principles.

                               Coopers & Lybrand L.L.P.

Boston, Massachusetts
May 10, 1995

TAX INFORMATION (UNAUDITED)                      YEAR ENDED MARCH 31, 1995

Of the dividends paid by the Fund attributable to net investment income for the year ended March 31, 1995, 100% is tax-exempt for regular Federal income tax purposes.

The above figure may differ from those cited elsewhere in this report due to differences in the calculations of income and capital gains for Securi-ties and Exchange Commission (book) purposes and Internal Revenue Service
(tax) purposes.

NEW JERSEY
MUNICIPALS
FUND INC.

DIRECTORS

Herbert Barg
Alfred J. Bianchetti
Martin Brody
Dwight B. Crane
Burt Dorsett
Elliot Jaffe
Stephen E. Kaufman
Joseph J. McCann
Heath B. McLendon
Cornelius Rose

OFFICERS

Heath B. McLendon
Chairman of the Board
and Investment Officer

Jessica Bibliowicz
President

Lawrence T. McDermott
Vice President and
Investment Officer

Karen L. Mahoney-Malcomson
Investment Officer

Lewis E. Daidone
Senior Vice President and
Treasurer

Christina T. Sydor
Secretary

Recycled
Recyclable

SMITH BARNEY
A Member of TravelersGroup

This report is submitted for the
general information of the
shareholders of Smith Barney
New Jersey Municipals Fund Inc.
It is not authorized for distribution
to prospective investors unless
accompanied or preceded by an
effective Prospectus for the Fund,
which contains information
concerning the Fund's investment
policies, fees and expenses as well
as other pertinent information.

SMITH BARNEY
MUTUAL FUNDS
388 Greenwich Street
New York, New York 10013

Fund 66, 206, 485, 467
FD0370 E5

                                ANNUAL REPORT
                                      OF
                SMITH BARNEY MUNI FUNDS -- NEW JERSEY PORTFOLIO
                   FOR THE FISCAL YEAR ENDED MARCH 31, 1995

--------------------------------------------------------------------------------
                                 ANNUAL REPORT
--------------------------------------------------------------------------------

1995
1995
1995                    [ARTWORK APPEARS HERE]
1995
1995
                        Smith Barney
                        Muni Funds

                        New Jersey
                        Portfolio
                        --------------------------------------------------------
                        March 31, 1995

[LOGO APPEARS HERE]     Smith Barney Mutual Funds
                        Investing for your future.
                        Every day.

--------------------
New Jersey Portfolio
--------------------

Dear Shareholder:

We are pleased to present the annual report and audited financial statements for Smith Barney Muni Funds: New Jersey Portfolio for the fiscal year ended March 31, 1995.

Municipal bond prices posted extremely strong gains in the first quarter of 1995, erasing most of the losses from last year's turbulent market. The New Jersey Portfolio had a total return of 6.64% (Class A shares) for the fiscal year. That was significantly above the 5.68% average total return for all New Jersey municipal bond funds over the same period, as reported by Lipper Analytical Services.

Longer-term performance of the Portfolio is also excellent relative to its peers. The Portfolio's three-year cumulative total return (excluding sales charge) of 23.73% (Class A shares) outperformed the average cumulative total return of 22.61% for all New Jersey municipal bond funds in the Lipper survey for the period ended March 31, 1995. (Please see Average Annual Total Return chart on page 5 of this report for additional performance information.) It should be noted that this strong performance over the last three years has been achieved with the need for only minimal capital gains distributions, an important consideration for investors interested in after-tax income.

Market and Economic Overview

Since our last report to you in November, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on The Bond Buyer's weekly 25-Bond Revenue Index of 30-year municipal bonds from a high of 7.37% on November 17, 1994 to 6.29% on March 31, 1995. This was substantially better than the performance of the benchmark 30-year Treasury bond, which experienced a decline in yield of 70 basis points from 8.13% to 7.43% during the same time frame.

The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Fed since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices, and retail sales. Industrial production and capacity utilization were also lower than expected signaling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

Late in April, several tax-reform proposals which recommend a flat Federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In our opinion it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in a roughly 30% decline in new-money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion in older high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issue volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

The New Jersey Economy

Economic conditions in New Jersey are slowly recovering, producing increased state revenue collections. A proposed tax-cut plan will be closely watched by the major rating agencies for offsetting reductions in expenditures. New Jersey's general obligation debt currently carries an Aa1 rating from Moody's and at AA+ rating from Standard & Poor's with a "stable" outlook.

Portfolio Strategy and Outlook

While we generally have a positive outlook for the fixed-income markets, the size of the rally we have experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. We also believe that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

In light of this viewpoint, we are maintaining a balanced approach to structuring the interest-rate sensitivity of the Portfolio by investing in a combination of both long and short effective maturities. Most long-term municipal bonds are callable prior to their stated maturity date. When a bond has a coupon higher than prevailing market yields, its maturity is effectively shortened to the call date for trading purposes because of the possibility that the issuer will exercise its option to replace the bond with lower-cost debt. We are retaining high-coupon bonds that trade well above their face value for the defensiveness of their shorter effective maturities and the above-market level of income they provide. However, we are also focusing on eliminating bonds with shorter call dates when they are trading near their face value. Such bonds have unfavorable performance characteristics because they retain the downside risk of their longer maturity if rates should rise, but their appreciation potential is limited by the shorter call date if interest rates decline. We are replacing such issues with bonds that have similar stated maturities but greater call protection.

Although this strategy sacrifices some of the current income being generated by the Portfolio, it enhances long-term performance potential if interest rates continue to decline without adding to downside risk if interest rates rise. We believe that positioning the Portfolio in this manner is the best way to achieve our objective of the highest tax-free income consistent with prudent investment risk.

We thank you for your investment in the Portfolio and your continued confidence in our investment management.

Sincerely,

/s/ Heath B. McLendon                           /s/ Peter M. Coffey

Heath B. McLendon                               Peter M. Coffey
Chairman and                                    Vice President and
Chief Executive Officer                         Investment Officer

April 28, 1995

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Historical Performance -- Class A Shares
--------------------------------------------------------------------------------

                               Net Asset Value
                            ---------------------
                            Beginning       End        Income        Capital Gain       Total
Year Ended                   of Year      of Year     Dividends      Distributions    Returns/(1)/
==================================================================================================
3/31/95                      $13.23       $13.29       $0.78            $0.00            6.64%
--------------------------------------------------------------------------------------------------
3/31/94                       13.71        13.23        0.80             0.00            2.17
--------------------------------------------------------------------------------------------------
3/31/93                       12.90        13.71        0.82             0.06           13.55
--------------------------------------------------------------------------------------------------
3/31/92                       12.52        12.90        0.85             0.08           10.73
--------------------------------------------------------------------------------------------------
Inception* - 3/31/91          12.00        12.52        0.33             0.00            7.12
==================================================================================================
Total                                                  $3.58            $0.14
==================================================================================================

--------------------------------------------------------------------------------
Historical Performance -- Class B Shares
--------------------------------------------------------------------------------

                               Net Asset Value
                            ---------------------
                            Beginning       End        Income        Capital Gain       Total
Year Ended                   of Year      of Year     Dividends      Distributions    Returns/(1)/
==================================================================================================
Inception* - 3/31/95         $12.26        $13.28       $0.29            $0.00           10.86%
==================================================================================================

--------------------------------------------------------------------------------
Historical Performance -- Class C Shares
--------------------------------------------------------------------------------

                               Net Asset Value
                            ---------------------
                            Beginning       End        Income        Capital Gain       Total
Year Ended                   of Year      of Year     Dividends      Distributions    Returns/(1)/
==================================================================================================
3/31/95                      $13.22       $13.28        $0.69           $0.00            5.91%
--------------------------------------------------------------------------------------------------
3/31/94                       13.71        13.22         0.71            0.00            1.40
--------------------------------------------------------------------------------------------------
Inception* - 3/31/93          13.36        13.71         0.19            0.00            4.04
==================================================================================================
Total                                                   $1.59           $0.00
==================================================================================================

It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Average Annual Total Return
--------------------------------------------------------------------------------

                                                  Without Sales Charge/(1)/
                                             -----------------------------------
                                             Class A       Class B       Class C
================================================================================
Year Ended 3/31/95                            6.64%          N/A          5.91%
--------------------------------------------------------------------------------
Inception* through 3/31/95                    8.96          10.86%        5.10
--------------------------------------------------------------------------------

                                                    With Sales Charge/(2)/
                                             -----------------------------------
                                             Class A       Class B       Class C
================================================================================
Year Ended 3/31/95                            2.38%           N/A         4.91%
--------------------------------------------------------------------------------
Inception* through 3/31/95                    7.97           6.36%        5.10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                  Without Sales Charge/(1)/
                                                  -------------------------
Class A (Inception* through 3/31/95)                        46.74%
--------------------------------------------------------------------------------
Class B (Inception* through 3/31/95)                        10.86
--------------------------------------------------------------------------------
Class C (Inception* through 3/31/95)                        11.74
--------------------------------------------------------------------------------

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00%; Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

 * Inception dates for Class A, B and C shares are October 11, 1990, November 16, 1994 and January 5, 1993, respectively.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------
               Growth of $10,000 Invested in Class A Shares of
             the New Jersey Portfolio vs. Lehman Long Bond Index+
                                  (unaudited)
--------------------------------------------------------------------------------
                           October 1990 - March 1995


                             [CHART APPEARS HERE]

          54964 S/B New Jersey Portfolio
              New Jersey                       Lehman Long Bond Index
10/11/90      9600                             10000
Mar-91        10273.03                         10757.71
Mar-92        11345.4                          11982.77
Mar-93        12851.1                          13735.72
Mar-94        13099.6                          13893.25
Mar-95        13949.8                          15147.72

+ Hypothetical illustration of $10,000 invested in Class A shares at inception on October 11, 1990, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The Index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

  All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Schedule of Investments                                           March 31, 1995
--------------------------------------------------------------------------------

    FACE
   AMOUNT       RATING                       SECURITY                                         VALUE
======================================================================================================
Education -- 6.9%
$   750,000      AAA      Hamilton Township Board of Education, FSA-Insured,
                            7.00% due 12/15/15                                             $   800,625
    650,000      AAA      Lakewood Township School District, AMBAC-Insured,
                            Bank Qualified, Series 92, 6.25% due 2/15/11                       679,250
    600,000      AA       Rutgers State University Refunding, State University of
                            New Jersey, Series 92A, 6.40% due 5/1/13                           645,000
  1,000,000      Baa1*    Shrewsbury Board of Education, COP, 6.60% due 8/15/15
1,015,000
  1,000,000      AAA      South Brunswick Township, New Jersey Board of
                            Education, FGIC-Insured 6.40% due 8/1/21                         1,032,500
------------------------------------------------------------------------------------------------------
                                                                                             4,172,375
------------------------------------------------------------------------------------------------------
Escrowed to Maturity (e) -- 5.4%
    700,000      AAA      Atlantic County Improvement Luxury Tax Revenue,
                            Convention Center, MBIA-Insured, (Escrowed to Maturity
                            with U.S. Government Securities), 7.40% due 7/1/16                 806,750
  1,705,000      AAA      New Jersey State Turnpike Authority Revenue Refunding,
                            (Escrowed to Maturity with U.S. Government Securities),
                            10.375% due 1/1/03                                               2,073,706
    200,000      AAA      Ringwood Boro Sewer Authority Special Obligation,
                            (Escrowed to Maturity with U.S. Government Securities),
                            9.875% due 7/1/13                                                  263,000
    125,000      AAA      Virgin Islands Public Financing Authority Revenue, Series A,
                            (Escrowed to Maturity with U.S. Government Securities),
                            7.30% due 10/1/18                                                  146,094
------------------------------------------------------------------------------------------------------
                                                                                             3,289,550
------------------------------------------------------------------------------------------------------
General Obligation -- 4.3%
    500,000      AAA      The City of Jersey City, (Hudson County) Fiscal Year
                            Adjustment Bonds, Series 1991 B, FSA-Insured, 8.40%
                            due 5/15/06                                                        611,875
  1,000,000      BBB      Guam Government, GO, Series A, 5.375% due 11/15/13
878,750
  2,025,000      Aa1*     Parsippany-Troy Hills Township Refunding, zero coupon
                            due 4/1/06                                                       1,103,625
------------------------------------------------------------------------------------------------------
                                                                                             2,594,250
------------------------------------------------------------------------------------------------------
Hospital -- 19.1%
                          New Jersey Health Care Facilities Financing Authority Revenue:
  2,000,000      A*         Atlantic City Medical Center, 6.80% due 7/1/11                   2,072,500
  1,985,000      Aa*        Cathedral Health Services Inc., FHA-Insured, 7.25%
                              due 2/15/21                                                    2,121,469

                      See Notes to Financial Statements.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

    FACE
   AMOUNT       RATING                       SECURITY                                         VALUE
======================================================================================================
Hospital -- 19.1% (continued)
$ 1,300,000      Baa1*    Deborah Heart & Lung Center, 6.30% due 7/1/23                    $
1,259,375
    750,000      BBB+     East Orange General Hospital, Series B, 7.75%
                            due 7/1/20 (d)                                                     780,000
  1,500,000      AAA      Irvington General Hospital, FHA-Insured, 6.375%
                            due 8/1/15                                                       1,541,250
  1,000,000      A-       Pascack Valley Hospital, Series 91, 6.70% due 7/1/11                 990,000
  1,000,000      AAA      St. Clare's Hospital, Riverside Medical Center,
                            MBIA-Insured, 5.75% due 7/1/10                                     991,250
  1,000,000      Baa*     St. Mary's Hospital, Franciscan Sisters Health Systems,
                            5.875% due 7/1/12                                                  871,250
  1,150,000      AAA      Somerset Medical Center, Series A, FGIC-Insured,
                            5.20% due 7/1/24                                                 1,006,250
------------------------------------------------------------------------------------------------------
                                                                                            11,633,344
------------------------------------------------------------------------------------------------------
Housing: Multi-Family -- 3.3%
  1,000,000      AAA      New Jersey Housing & Mortgage Finance Agency
                            Housing Revenue Refunding Bonds, Presidential Plaza,
                            FHA-Insured, 7.00% due 5/1/30                                    1,037,500
  1,000,000      A+       New Jersey State HFA Mortgage Revenue, Series A,
                            Sec 236, 8.25% due 11/1/20                                       1,000,000
------------------------------------------------------------------------------------------------------
                                                                                             2,037,500
------------------------------------------------------------------------------------------------------
Housing: Single-Family -- 4.8%
                          New Jersey State Housing & Mortgage Finance Agency
                            Revenue:
    100,000      AAA        Home Mortgage, Series A, MBIA-Insured, 7.875%
                              due 10/1/17                                                      105,624
    450,000      AAA        Home Mortgage, Series C, MBIA-Insured, 8.00%
                              due 4/1/12                                                       479,813
    225,000      AAA      Puerto Rico Housing Finance Corporation, Single-Family
                            Mortgage, Series A, GNMA-Collateralized, 7.80%
                            due 10/15/21                                                       235,969
  1,000,000      BBB      Puerto Rico Housing Bank & Finance Agency, Single-Family
                            Mortgage, 7.50% due 12/01/06                                     1,091,250
  1,000,000      AAA      Virgin Islands HFA, Single-Family Mortgage,
                            GNMA-Collateralized, 6.50% due 3/1/25 (a)                          995,000
------------------------------------------------------------------------------------------------------
                                                                                             2,907,656
------------------------------------------------------------------------------------------------------
Industrial Development -- 9.2%
                          New Jersey EDA Economic Development Revenue:
  1,000,000      Aa3*       Economic Growth Bonds, LOC Banque Nationale De
                              Paris, 6.55% due 12/1/07 (a)                                   1,021,250

                      See Notes to Financial Statements.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

    FACE
   AMOUNT       RATING                       SECURITY                                         VALUE
------------------------------------------------------------------------------------------------------
Industrial Development -- 9.2% (continued)
$ 1,435,000      AA-      Economic Growth Bonds, Series E, LOC National
                            Westminster USA, 5.40% due 10/1/13 (a)                         $ 1,329,168
  1,250,000      AAA      The Market Transition Facilities Revenue, Senior
                            Lien-Series A, MBIA-Insured, 5.875% due 7/1/11                   1,248,438
  2,000,000      A+       State Contract Economic Recovery, zero coupon
                            due 9/15/10                                                        785,000
  1,155,000      Aa1*     State 91L, LOC Banque Nationale De Paris, 7.10%
                            due 12/1/11 (a)                                                  1,230,075
------------------------------------------------------------------------------------------------------
                                                                                             5,613,931
------------------------------------------------------------------------------------------------------
Nursing Home -- 1.8%
  1,000,000      Aaa*     New Jersey EDA, Economic Development Bonds,
                            (Eagle Rock Convalescent, Inc 1990),
                            GNMA-Collateralized, 7.375% due 12/20/06                         1,092,500
------------------------------------------------------------------------------------------------------
Pollution Control -- 1.6%
  1,000,000      Aa2*     Salem County Pollution Control Financing Authority,
                            Waste Disposal Revenue, E.I. Dupont De Nemours
                            & Co., 6.125% due 7/15/22 (a)                                      982,500
------------------------------------------------------------------------------------------------------
Power -- 1.6%
  1,000,000      AAA      Puerto Rico Electric Power Authority, Power Revenue,
                            FSA-Insured, 8.478% due 7/1/23 (c)                               1,001,250
------------------------------------------------------------------------------------------------------
Pre-Refunded (e) -- 9.4%
    500,000      AAA      Hoboken, Union City, Weehawken Sewer Authority,
                            Sewer Revenue, MBIA-Insured, (Escrowed with U.S.
                            Government Securities to 8/1/99 Call @ 102), 7.25%
                            due 8/1/19                                                         553,125
    250,000      AAA      Long Branch Sewer Authority Revenue, FGIC-Insured,
                            Series 90A, (Escrowed with U.S. Government Securities
                            to 6/1/00 Call @ 102), 7.15% due 6/1/10                            278,125
    750,000      AAA      New Jersey Highway Authority, Garden State Parkway
                            Revenue, (Escrowed with U.S. Government Securities
                            to 1/1/99 Call @ 102), 7.25% due 1/1/16                            823,125
    500,000      AAA      New Jersey State GO, (Escrowed with U.S. Government
                            Securities to 9/15/01 Call @ 101.5), 6.80% due 9/15/11             550,000
    500,000      AAA      North Jersey District Water Supply Commission,
                            New Jersey Wanaque South Project, Series A, (Escrowed
                            with U.S. Government Securities to 7/1/96 Call @ 102),
                            7.375% due 7/1/16                                                  526,875
  1,000,000      AAA      Puerto Rico Commonwealth Highway Revenue, (Escrowed
                            with U.S. Government Securities to 7/1/00 Call @ 102),
                            7.75% due 7/1/10                                                 1,142,500

                      See Notes to Financial Statements.

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Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

    FACE
   AMOUNT       RATING                       SECURITY                                         VALUE
======================================================================================================
Pre-Refunded (e) -- 9.4% (continued)
$   790,000      AAA      Puerto Rico Electric Power Authority, (Escrowed with
                            U.S. Government Securities to 7/1/99 Call @ 101.5)
                            7.125% due 7/1/74                                              $   870,975
    875,000      AAA      Virgin Islands Public Financing Authority Revenue,
                            Series A, (Escrowed with U.S. Government Securities
                            to 10/1/01 Call @ 101), 7.30% due 10/1/18                          981,094
------------------------------------------------------------------------------------------------------
                                                                                             5,725,819
------------------------------------------------------------------------------------------------------
Public Facilities -- 4.5%
    615,000      A-       City of Atlantic City, COP Series 1991 (Public Facilities
                            Lease Agreements Atlantic City Project), 8.875%
                            due 1/15/13                                                        782,588
  1,000,000      Aa*      New Jersey Building Authority State Building Revenue,
                            Garden State Savings Bond, Series 91A, Capital
                            Appreciation, zero coupon due 6/15/11                              377,500
    500,000      A+       New Jersey EDA Revenue Bonds, (New Jersey Performing
                            Arts Center Site Acquisition Project), 6.75% due 6/15/12           521,875
  1,000,000      NR       New Jersey Sports & Exposition Authority Revenue,
                            Monmouth Park, Series A, 8.00% due 1/1/25                        1,041,250
------------------------------------------------------------------------------------------------------
                                                                                             2,723,213
------------------------------------------------------------------------------------------------------
Solid Waste -- 6.8%
  1,000,000      AAA      Mercer County Improvement Revenue, FGIC-Insured,
                            Series A, 6.70% due 4/1/13 (a)                                   1,052,500
  2,000,000      A-       Union County Utility Authority Solid Waste Revenue,
                            Series A, 7.15% due 6/15/09 (a)                                  2,035,000
  1,035,000      A-       Union County, Solid Waste Revenue, Series A, 7.20%
                            due 6/15/14 (a)                                                  1,049,231
------------------------------------------------------------------------------------------------------
                                                                                             4,136,731
------------------------------------------------------------------------------------------------------
Transportation -- 9.8%
    800,000      Baa1*    Essex County Improvement Authority Airport Project
                            Revenue, Series 92, 6.80% due 11/1/21 (a)                          833,000
  1,000,000      Baa2*    New Jersey EDA Revenue, American Airlines Inc. Project,
                            7.10% due 11/1/31 (a)                                            1,013,750
  1,500,000      AA-      Port Authority of New York & New Jersey,
                            67th Series, 6.875% due 1/1/25                                   1,560,000
  1,750,000      A        Puerto Rico Commonwealth Highway & Transportation
                            Authority Highway Revenue, Series W, 5.50%
                            due 7/1/15                                                       1,614,375
  1,000,000      A+       South Jersey Port Corporation Marine Terminal Revenue
                            Bonds, 1993 Series H, 5.75% due 1/1/13 (a)                         965,000
------------------------------------------------------------------------------------------------------
                                                                                             5,986,125
------------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

    FACE
   AMOUNT       RATING                       SECURITY                                         VALUE
======================================================================================================
Utilities -- 4.2%
$ 1,000,000      AAA      Middlesex County Utility Authority Sewer Revenue
                            Refunding, Series A, MBIA-Insured, (Inverse Floating
                            Rate Security convertible to 6.25% on 8/15/97),
                            6.775% variable rate due 8/15/10 (c)                           $ 1,028,750
  1,000,000      AAA      New Jersey EDA, Natural Gas Facilities Revenue,
                            Series A, AMBAC-Insured, 6.25% due 8/1/24 (a)                    1,011,250
  1,500,000      AAA      West New York Municipal Utility Authority Sewer
                            Revenue Refunding, FGIC-Insured, zero coupon
                            due 12/15/12                                                       536,250
------------------------------------------------------------------------------------------------------
                                                                                             2,576,250
------------------------------------------------------------------------------------------------------
Water & Sewer -- 7.3%
    245,000      A+       The Hudson County Improvement Authority (Essential
                            Purpose Pooled Governmental Loan Project), Series
                            1986, 7.60% due 8/1/25                                             267,356
                          New Jersey EDA:
  1,000,000      A          Sewer Facility (Atlantic Sewer Co.), 7.25% due 12/1/11           1,072,500
  1,000,000      AAA        Water Facilities Revenue Refunding, New Jersey
                              American Water Company Project), Series A,
                              FGIC-Insured, 5.35% due 6/1/23                                   906,250
  1,000,000      NR         Water Facilities Revenue, Series 1991, (New Jersey
                              American Water Company Inc. Project), 7.40%
                              due 11/1/01 (a)                                                1,060,000
    345,000      A*       Pennsville Authority Sewer Revenue, 7.10% due 11/1/20                369,150
    700,000      AAA      Willingboro Municipal Utilities Authority Water & Sewer
                            Revenue, Series C, MBIA-Insured, 7.00% due 1/1/11                  769,125
------------------------------------------------------------------------------------------------------
                                                                                             4,444,381
------------------------------------------------------------------------------------------------------
                          TOTAL INVESTMENTS--100% (Cost--$58,993,068)(f)
$60,917,375
======================================================================================================

(a) Income from these issues is considered a preference item for purposes of calculating the alternative minimum tax.
(b) Variable rate obligations payable at par on demand at any time on no more than seven days notice.
(c) Residual interest bonds - coupon varies inversely with level of short-term tax-exempt interest rates.
(d) Securities segregated by custodian for open purchase commitment.
(e) Pre-refunded bonds escrowed by U.S. Government Securities and bonds escrowed to maturity by U.S. Government Securities are considered by manager to be triple-A rated even if issuer has not applied for new ratings.
(f) The cost for Federal income tax purposes is substantially the same.

    See pages 12 and 13 for definitions of ratings and certain security descriptions.

                      See Notes to Financial Statements.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Bond Ratings
--------------------------------------------------------------------------------

All ratings are by Standard & Poor's Corporation, except those identified by an asterisk (*) are rated by Moody's Investors Services. The definitions of the applicable rating symbols are set forth below:

Standard & Poor's -- Ratings from "AA" to "BBB" may be modified by the addition of a plus (+) or minus (-) sign to show relative standings within the major rating categories.

AAA      -- Debt rated "AAA" has the highest rating assigned by Standard &
            Poor's. Capacity to pay interest and repay principal is extremely strong.

AA       -- Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issue only in a small degree.

A        -- Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB      -- Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Moody's  -- Numerical modifiers 1, 2 and 3 may be applied to each generic rating from "Aa" to "Baa", where 1 is the highest and 3 the lowest ranking within its generic category.

Aaa      -- Bonds that are rated "Aaa" are judged to be of the best quality.
            They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa       -- Bonds that are rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A        -- Bonds that are rated "A" possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa      -- Bonds that are rated "Baa" are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

NR       -- Indicates that the bond is not rated by Standard & Poor's
            Corporation or Moody's Investors Services.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Short-Term Securities Ratings
--------------------------------------------------------------------------------

SP-1     -- Standard & Poor's highest rate rating indicating very strong or strong capacity to pay principal and interest; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

A-1      -- Standard & Poor's highest commercial paper and variable-rate demand obligation (VRDO) rating indicating that the degree of safety regarding timely payment is either overwhelming or very strong; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

VMIG 1   -- Moody's highest rating for issues having a demand feature -- VRDO

P-1      -- Moody's highest rating for commercial paper and for VRDO prior to the advent of the VMIG 1 rating.

--------------------------------------------------------------------------------
Security Decriptions
--------------------------------------------------------------------------------

ABAG    -- Association of Bay Area Governments
AIG     -- American International Guaranty
AMBAC   -- AMBAC Indemnity Corporation
BIG     -- Bond Investors Guaranty
CGIC    -- Capital Guaranty Insurance Company
COP     -- Certificate of Participation
EDA     -- Economic Development Authority
FAIRS   -- Floating Adjustable Interest Rate Securities
FGIC    -- Financial Guaranty Insurance Company
FHA     -- Federal Housing Administration
FHLMC   -- Federal Home Loan Mortgage Corporation
FNMA    -- Federal National Mortgage Association
FSA     -- Federal Savings Association
GIC     -- Guaranteed Investment Contract
GNMA    -- Government National Mortgage Association
GO      -- General Obligation
HFA     -- Housing Finance Authority
IDA     -- Industrial Development Authority
IDB     -- Industrial Development Board
IDR     -- Industrial Development Revenue
INFLOS  -- Inverse Floaters
LOC     -- Letter of Credit
MBIA    -- Municipal Bond Investors Assurance Corporation
MVRICS  -- Municipal Variable Rate Inverse Coupon Security
PCR     -- Pollution Control Revenue
RIBS    -- Residual Interest Bonds
VA      -- Veterans Administration
VRDD    -- Variable Rate Daily Demand
VRWE    -- Variable Rate Wednesday Demand

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Statement of Assets and Liabilities                               March 31, 1995
--------------------------------------------------------------------------------

ASSETS:
    Investments, at value (Cost--$58,993,068)                                  $60,917,375
    Cash                                                                           309,469
    Receivable for securities sold                                                  30,000
    Receivable for Fund shares sold                                                397,187
    Interest receivable                                                          1,070,005
    Other receivables                                                                  370
------------------------------------------------------------------------------------------
    Total Assets                                                                62,724,406
------------------------------------------------------------------------------------------
LIABILITIES:
    Payable for Fund shares purchased                                                5,005
    Management fees payable                                                         23,919
    Distribution costs payable                                                      32,422
    Accrued expenses and other liabilities                                          11,909
------------------------------------------------------------------------------------------
    Total Liabilities                                                               73,255
------------------------------------------------------------------------------------------
Total Net Assets                                                               $62,651,151
------------------------------------------------------------------------------------------
NET ASSETS:
    Par value of capital shares                                                $     4,714
    Capital paid in excess of par value                                         61,698,299
    Undistributed net investment income                                             23,140
    Accumulated net realized loss on security transactions                        (999,309)
    Net unrealized appreciation on investments                                   1,924,307
------------------------------------------------------------------------------------------
Total Net Assets                                                               $62,651,151
==========================================================================================
Shares Outstanding:
    Class A                                                                      4,371,985
    --------------------------------------------------------------------------------------
    Class B                                                                         81,274
    --------------------------------------------------------------------------------------
    Class C                                                                        261,068
    --------------------------------------------------------------------------------------
Net Asset Value:
    Class A (and redemption price)                                                  $13.29
    --------------------------------------------------------------------------------------
    Class B*                                                                        $13.28
    --------------------------------------------------------------------------------------
    Class C**                                                                       $13.28
    --------------------------------------------------------------------------------------
Class A Maximum Public Offering Price Per Share
    (net asset value plus 4.17% of net asset value per share)                       $13.84
==========================================================================================

 * Redemption price is NAV of Class B shares reduced by a 4.50% CDSC if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred.

** Redemption price is NAV of Class C shares reduced by a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.


                      See Notes to Financial Statements.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Statement of Operations                        For the Year Ended March 31, 1995
--------------------------------------------------------------------------------

INVESTMENT INCOME:
    Interest                                                              $4,399,983
------------------------------------------------------------------------------------
EXPENSES:
    Management fees (Note 4)                                                 301,338
    Distribution costs (Note 4)                                               69,588
    Shareholder servicing agent fees                                          17,282
    Shareholder communications fees                                           14,111
    Audit and legal fees                                                      11,159
    Pricing service fees                                                      11,001
    Registration fees                                                          8,001
    Custodian fees                                                             7,501
    Trustees' fees                                                             3,000
    Other                                                                      4,000
------------------------------------------------------------------------------------
    Total Expenses                                                           446,981
------------------------------------------------------------------------------------
Net Investment Income                                                      3,953,002
------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Realized Loss From Security Transactions
      (excluding short-term securities):
      Proceeds from sales                                                 27,419,804
      Cost of securities sold                                             28,313,411
------------------------------------------------------------------------------------
    Net Realized Loss                                                       (893,607)
------------------------------------------------------------------------------------
    Change in Net Unrealized Appreciation
      of Investments:
      Beginning of year                                                    1,021,954
      End of year                                                          1,924,307
------------------------------------------------------------------------------------
    Increase in Net Unrealized Appreciation                                  902,353
------------------------------------------------------------------------------------
Net Gain on Investments                                                        8,746
------------------------------------------------------------------------------------
Increase In Net Assets From Operations                                    $3,961,748
====================================================================================

                      See Notes to Financial Statements.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Statement of Changes in Net Assets                 For the Years Ended March 31,
--------------------------------------------------------------------------------

                                                                   1995                1994
===============================================================================================
OPERATIONS:
    Net investment income                                      $ 3,953,002         $ 3,798,018
    Net realized loss on security transactions                    (893,607)            (73,918)
    Increase (decrease) in net unrealized
      appreciation on investments                                  902,353          (3,020,513)
-----------------------------------------------------------------------------------------------
    Increase in Net Assets From Operations                       3,961,748             703,587
-----------------------------------------------------------------------------------------------
DISTRIBUTIONS TO
SHAREHOLDERS FROM (NOTE3):
    Net investment income                                       (3,976,821)         (3,830,335)
    Net realized gain from security transactions                    (8,752)                 --
-----------------------------------------------------------------------------------------------
    Decrease in Net Assets From
      Distributions to Shareholders                             (3,985,573)         (3,830,335)
-----------------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS:
    Net proceeds from sale of shares                            11,016,066          25,151,376
    Net asset value of shares issued for
      reinvestment of dividends                                  2,086,806           1,930,645
    Cost of shares reacquired                                  (22,333,035)         (8,529,411)
-----------------------------------------------------------------------------------------------
    Increase (Decrease) in Net Assets From
      Fund Share Transactions                                   (9,230,163)         18,552,610
-----------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets                               (9,253,988)         15,425,862
NET ASSETS
    Beginning of year                                           71,905,139          56,479,277
-----------------------------------------------------------------------------------------------
    End of year*                                               $62,651,151         $71,905,139
===============================================================================================
*Includes undistributed net investment income of:                  $23,140             $46,959
===============================================================================================

                      See Notes to Financial Statements.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

     1. Significant Accounting Policies

     The New Jersey Portfolio ("Portfolio") is a separate investment portfolio of the Smith Barney Muni Funds ("Fund"). The Fund, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company and consists of this Portfolio and twelve other separate investment portfolios: California, Florida, Georgia, Limited Term, New York, National, Ohio, Pennsylvania, California Limited Term, Florida Limited Term, California Money Market and New York Money Market Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate annual reports.

     The significant accounting policies consistently followed by the Portfolio are: (a) security transactions are accounted for on the trade date; (b) securities are valued at bid prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; short-term securities and securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (c) gains or losses on the sale of securities are calculated by using the specific identification method; (d) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (e) direct expenses are charged to the Portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (f) the Portfolio intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

     2. Portfolio Concentration

     Since the Portfolio invests primarily in obligations of issues within New Jersey, it is subject to possible concentration risks associated with economic, political, or legal developments or individual or regional matters specifically affecting New Jersey.

     3. Exempt-Interest Dividends and Other Distributions

     The Portfolio intends to satisfy conditions that will enable interest from municipal securities, which is exempt from Federal income tax and from designated state income taxes, to retain such tax-exempt status

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

when distributed to the shareholders of the Portfolio.

     Capital gain distributions, if any, are taxable to shareholders, and are declared and paid at least annually. At March 31, 1995 the New Jersey Portfolio had a net capital loss carryover of $999,309 (expiring March 31, 2003) available to offset future capital gains. To the extent that this carryover loss is used to offset capital gains it is probable that any gains so offset will not be distributed.

     4. Management Agreements and Transactions with Affiliated Persons

     Smith Barney Mutual Funds Management Inc. ("SBMFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the Fund. The New Jersey Portfolio pays SBMFM a management fee calculated at the annual rate of 0.45% of the average daily net assets. Such fee is calculated daily and paid monthly.

     Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. SB received sales charges of approximately $181,000 (paid by purchasers of the Portfolio's Class A shares) for the year ended March 31, 1995. All officers and two Trustees of the Fund are employees of SB.

     Effective November 7, 1994, the Fund adopted a new class structure, renaming Class B shares as Class C shares and exchanging the former Class C shares into Class A shares. Under this new class structure, a contingent deferred sales charge ("CDSC") of 4.50% is imposed on Class B shares if redemption occurs less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. A CDSC of 1.00% is also imposed on Class C shares if redemption occurs less than one year from initial purchase. Any CDSC imposed on redemptions is paid to SB. For the year ended March 31, 1995, there were approximately $600 in such charges.

     On September 16, 1994, a new Distribution Plan was approved by the shareholders. Pursuant to this Distribution Plan, the New Jersey Portfolio pays a service fee of 0.15% of average net assets on an annual basis with respect to its Class A, B and C shares. In addition, the New Jersey Portfolio pays a distribution fee of 0.50% and 0.55% of average net assets on an annual basis with respect to its Class B and C shares, respectively.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

     5. Investments

     During the year ended March 31, 1995, the aggregate cost of purchases and proceeds from sales (including maturities, but excluding short-term securities) of investments were as follows:

================================================================================
Purchases                                                            $18,164,811
--------------------------------------------------------------------------------
Sales                                                                 27,419,804
================================================================================

     At March 31, 1995, the gross unrealized appreciation and depreciation of investments for Federal income tax purposes were as follows:

================================================================================
Gross unrealized appreciation                                       $ 2,608,530
--------------------------------------------------------------------------------
Gross unrealized depreciation                                          (684,223)
--------------------------------------------------------------------------------
Net unrealized appreciation                                         $ 1,924,307
================================================================================

     6. Capital Shares

     At March 31, 1995, there were an unlimited amount of shares of $.001 par value capital stock authorized. The Fund has established multiple classes of shares within each Portfolio of the Fund. Each share of a class represents an identical interest in the Portfolio and has the same rights, except that each class bears certain expenses specifically related to the distribution of its shares. At March 31, 1995, total paid-in capital amounted to the following for each class:

                                         Class A         Class B        Class C
================================================================================
Total Paid-In Capital                  $57,024,725     $1,040,643     $3,637,645
================================================================================

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

     Transactions in shares of each class were as follows:

                                                   Year Ended                        Year Ended
                                                 March 31, 1995                    March 31, 1994
                                         -----------------------------       ----------------------------
                                            Shares            Amount           Shares           Amount
=========================================================================================================
Class A*
Shares sold                                 720,829       $  9,328,289       1,477,357       $20,728,190
Shares issued on reinvestment               149,704          1,955,106         131,800         1,846,214
Shares redeemed                          (1,696,457)       (21,851,611)       (604,828)       (8,443,372)
---------------------------------------------------------------------------------------------------------
Net Increase (Decrease)                    (825,924)      $(10,568,216)      1,004,329       $14,131,032
---------------------------------------------------------------------------------------------------------
Class B+
Shares sold                                  81,393       $  1,042,288              --                --
Shares issued on reinvestment                   667              8,718              --                --
Shares redeemed                                (786)           (10,363)             --                --
---------------------------------------------------------------------------------------------------------
Net Increase                                 81,274       $  1,040,643              --                --
---------------------------------------------------------------------------------------------------------
Class C++
Shares sold                                  49,774       $    645,489         183,145       $ 2,587,089
Shares issued on reinvestment                 9,488            122,982           4,578            64,075
Shares redeemed                             (37,013)          (471,061)         (6,207)          (86,039)
---------------------------------------------------------------------------------------------------------
Net Increase                                 22,249       $    297,410         181,516       $ 2,565,125
=========================================================================================================

 * On October 10, 1994 the former Class C shares were exchanged into Class A shares; therefore Class C share activity for the period from April 1, 1994 to October 9, 1994 is included with the Class A share activity. The year ended March 31, 1994 includes only Class A share activity.

 + For the period from November 16, 1994 (inception date) to March 31, 1995.

++ On November 7, 1994 the former Class B shares were renamed Class C shares.

20

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:


Class A Shares (a)                                     1995           1994           1993           1992         1991(b)
========================================================================================================================
Net Asset Value, Beginning of Year                   $13.23         $13.71         $12.90         $12.52
$12.00
------------------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income (1)                            0.77           0.79           0.82           0.86           0.34
  Net realized and unrealized gain (loss)
    on investments (2)                                 0.07          (0.47)          0.87           0.45           0.51
------------------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations                0.84           0.32           1.69           1.31
0.85
------------------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income                (0.78)         (0.80)         (0.82)         (0.85)
(0.33)
  Distributions from net realized gains on
    security transactions                                --             --          (0.06)         (0.08)            --
------------------------------------------------------------------------------------------------------------------------
Total Distributions                                   (0.78)         (0.80)         (0.88)         (0.93)         (0.33)
------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                         $13.29         $13.23         $13.71         $12.90
$12.52
------------------------------------------------------------------------------------------------------------------------
Total Return                                           6.64%          2.17%         13.55%         10.73%
7.12%++
------------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                      $58,103        $66,459        $55,137        $35,969
$23,484
------------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                         0.63%          0.44%          0.38%          0.31%
0.30%+
  Net investment income                                5.94           5.63           6.15           6.63           7.15+
------------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                               27.76%         11.02%         26.04%         55.13%
19.61%
========================================================================================================================
Class B Shares                                       1995(c)
========================================================================================================================
Net Asset Value, Beginning of Year                   $12.26
------------------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income                                0.31
  Net realized and unrealized gain
    on investments (2)                                 1.00
------------------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations                1.31
------------------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income                (0.29)
  Distributions from net realized gains on
    security transactions                                --
------------------------------------------------------------------------------------------------------------------------
Total Distributions                                   (0.29)
------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                         $13.28
------------------------------------------------------------------------------------------------------------------------
Total Return                                          10.86%++
------------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                       $1,080
------------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                             1.23%+
  Net investment income                                5.24+
------------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                               27.76%
========================================================================================================================

(a) On October 10, 1994 the former Class C shares were exchanged into Class A shares.
(b) For the period from October 11, 1990 (inception date) to March 31, 1991.
(c) For the period from November 16, 1994 (inception date) to March 31, 1995.
(1) See page 22 for full footnote disclosure.
(2) See page 22 for full footnote disclosure.
 ++ Not annualized, as the result may not be representative of the total return for the year.
  + Annualized.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:

Class C Shares (a)                                         1995             1994          1993(b)
=================================================================================================
Net Asset Value, Beginning of Year                       $13.22           $13.71          $13.36
-------------------------------------------------------------------------------------------------
Income from Investment Operations:
    Net investment income (1)                              0.69             0.70            0.21
    Net realized and unrealized gain (loss)
      on investments (2)                                   0.06            (0.48)           0.33
-------------------------------------------------------------------------------------------------
Total Income from Investment Operations                    0.75             0.22            0.54
-------------------------------------------------------------------------------------------------
Less Distributions:
    Dividends from net investment income                  (0.69)           (0.71)          (0.19)
    Distributions from net realized gains on
      security transactions                                  --               --              --
-------------------------------------------------------------------------------------------------
Total Distributions                                       (0.69)           (0.71)          (0.19)
-------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                             $13.28           $13.22          $13.71
-------------------------------------------------------------------------------------------------
Total Return                                               5.91%            1.40%           4.04%++
-------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                           $3,468           $3,156            $786
-------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
    Expenses (1)                                           1.27%            1.17%           1.08%+
    Net investment income                                  5.28             4.85            5.28+
-------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                                   27.76%           11.02%          26.04%
=================================================================================================

(a) On November 7, 1994 the former Class B shares were renamed Class C shares.
(b) For the period from January 5, 1993 (inception date) to March 31, 1993.
 ++ Not annualized, as the result may not be representative of the total return for the year.
  + Annualized.

(1) The manager has waived all or a part of its fees in each of the years in the four-year period ended March 31, 1994. If such fees were not waived, the per share decrease of net investment income and the ratios of expenses to average net assets would be as follows:

                                                                        Expense Ratios
                         Per Share Decreases                         Without Fee Waivers*
               -------------------------------------        --------------------------------------
                1994       1993      1992      1991         1994      1993       1992        1991
               ------     ------    ------    ------        -----     -----      -----      ------
  Class A      $0.014     $0.023    $0.031    $0.017        0.54%     0.55%      0.54%      0.50%+
  Class C       0.012      0.007        --        --        1.25      1.23+        --         --

  * As a result of voluntary expense limitations, the ratios of expenses to average net assets will not exceed 0.80%, 1.30% and 1.35% for Class A, B and C shares, respectively.

(2) Includes the net per share effect of shareholder sales and redemptions activity during the period, most of which occurred at net asset values less than the beginning of the period.

Smith Barney Muni Funds
New Jersey Portfolio
--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

To the Shareholders and the Board of Trustees of the New Jersey Portfolio of Smith Barney Muni Funds:

     We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the New Jersey Portfolio of Smith Barney Muni Funds as of March 31, 1995, the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended and the period from October 11, 1990 (commencement of operations) to March 31, 1991. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the New Jersey Portfolio of Smith Barney Muni Funds as of March 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended and the period from October 11, 1990 (commencement of operations) to March 31, 1991, in conformity with generally accepted accounting principles.


                                                  /s/ KPMG Peat Marwick LLP

New York, New York
May 15, 1995

SMITH BARNEY
------------
A Member of Travelers Group [LOGO APPEARS HERE]

Smith Barney
Muni Funds

Trustees
Jessica M. Bibliowicz
Ralph D. Creasman
Joseph H. Fleiss
Donald R. Foley
Paul Hardin
Francis P. Martin, M.D.
Heath B. McLendon, Chairman
Roderick C. Rasmussen
John P. Toolan
C. Richard Youngdahl

Officers
Heath B. McLendon
Chief Executive Officer

Jessica M. Bibliowicz
President

Lewis E. Daidone
Senior Vice President
and Treasurer

Peter M. Coffey
Vice President

Daniel Malone
Vice President

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary

Investment Manager
Smith Barney Mutual
Funds Management Inc.

Distributor
Smith Barney Inc.

Custodian
PNC Bank

Shareholder
Servicing Agent
The Shareholder Services Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134

This report is submitted for the general information of the shareholders of Smith Barney Muni Funds New Jersey Portfolio. It is not authorized for distribution to prospective investors unless accompanied or preceded by a current Prospectus for the Portfolio, which contains information concerning the Portfolio's investment policies and expenses as well as other pertinent information.

Smith Barney Muni Funds
388 Greenwich Street
New York, New York 10013

FD2307 E5                                                                  82108

                        PRO FORMA FINANCIAL STATEMENTS

 PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT MARCH 31, 1995 (unaudited)

                                                               SBS
                                                           New  Jersey      Smith Barney          Pro Forma        Pro Forma
                                                            Municipal        New  Jersey         Adjustments       Combined
                                                          ------------      ------------         -----------       ---------
                                                          (Historical)      (Historical)
 ASSETS:
      Investments, at value ( Cost $215,419,845)           $160,020,943       $60,917,375           $99,269 (a)   $221,037,587
      Cash                                                            -           309,469                 -            309,469
      Interest receivable                                     2,962,836         1,070,005                 -          4,032,841
      Receivable for Fund shares sold                           170,004           397,187                 -            567,191
      Receivable for Securities sold                                  -            30,000                 -             30,000
      Other  Receivables                                              -               370                 -                370
                                                           ------------       -----------           -------       ------------
                Total Assets                                163,153,783        62,724,406            99,269        225,977,458
                                                           ------------       -----------           -------       ------------

 LIABILITIES:
      Payable for Fund shares redeemed                          189,078             5,005                 -            194,083
      Management fee payable                                     48,321            23,919                 -             72,240
      Distribution fee payable                                   23,474            32,422                 -             55,896
      Accrued expenses and other liabilities                    122,479            11,909                 -            134,388
      Dividends payable                                         268,556                 -                 -            268,556
                                                           ------------       -----------           -------       ------------
                 Total Liabilities                              651,908            73,255                 0            725,163
                                                           ------------       -----------           -------       ------------

                 Net Assets                                $162,501,875       $62,651,151           $99,269       $225,252,295
                                                         ===============   ===============    ==============    ===============

 NET ASSETS:
      Par value of capital shares                               $12,879            $4,714              $257 (c)        $17,850
      Capital paid in excess of par value                   162,203,259        61,698,299              (257)(c)    223,901,301
      Distributions in excess of net investment income         (111,297)           23,140                 -            (88,157)
      Accumulated net realized loss                          (3,197,132)         (999,309)                -         (4,196,441)
      Net unrealized appreciation of investments              3,594,166         1,924,307            99,269 (a)      5,617,742
                                                           ------------       -----------           -------       ------------

                 Net Assets                                $162,501,875       $62,651,151           $99,269       $225,252,295
                                                           ============       ===========           =======       ============

 Outstanding Shares:
      CLASS A                                                 8,474,514         4,371,985           239,039 (c)     13,085,538
                                                           ============       ===========           =======       ============
      CLASS B                                                 4,384,740            81,274             4,379 (c)      4,470,393
                                                           ============       ===========           =======       ============
      CLASS C                                                    19,666           261,068            14,067 (c)        294,801
                                                           ============       ===========           =======       ============

 Net Asset Value
      CLASS A (and redemption price)                             $12.62            $13.29                               $12.62
                                                           ============       ===========                         ============
      CLASS B                                                    $12.62            $13.29                               $12.62
                                                           ============       ===========                         ============
      CLASS C                                                    $12.62            $13.28                               $12.62
                                                           ============       ===========                         ============

 MAXIMUM OFFERING PRICE                                          $13.15            $13.84                               $13.15
                                                           ============       ===========                         ============

           See accompanying notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS  For the year ended March 31, 1995 (unaudited)

                                                                       SBS
                                                                   New  Jersey      Smith Barney        Pro Forma      Pro Forma
                                                                    Municipal        New  Jersey       Adjustments      Combined
                                                                  ------------      ------------       -----------     ---------
                                                                  (Historical)      (Historical)
  INVESTMENT INCOME:
           Interest                                                $10,758,237        $ 4,399,983              -      $15,158,220
                                                                   -----------        -----------       --------      -----------
  EXPENSES:
           Management fees                                             579,652            301,338        (66,964)(b)      814,026
           Administration fee                                          331,230                  -        133,928 (b)      465,158
           Distribution fees                                           508,612             69,588              -          578,200
           Shareholder servicing agent and custodian fees              114,672             24,783              -          139,455
           Shareholder communications fees                              56,403             14,111              -           70,514
           Registration fees                                            19,622              8,001         (2,667)(d)       24,956
           Legal and auditing fees                                      70,711             11,159         (7,450)(d)       74,420
           Directors' fees                                              16,692              3,000         (2,000)(d)       17,692
           Other                                                        28,583             15,001              -           43,584
           Interest  expense                                            10,129                  -              -           10,129
                                                                   -----------        -----------       --------      -----------

                   Total Expenses                                    1,736,306            446,981         54,847        2,238,134
                                                                   -----------        -----------       --------      -----------

  NET INVESTMENT INCOME                                            $ 9,021,931        $ 3,953,002       ($54,847)(e)  $12,920,086
                                                                   -----------        -----------       --------      -----------

  REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

     Realized Loss From Security Transactions
      (excluding short term securities)
       Proceeds from sales                                          59,740,268         27,419,804              -       87,160,072
       Cost of securities sold                                      62,937,400         28,313,411              -       91,250,811
                                                                   -----------        -----------       --------      -----------

            Net Realized Loss                                       (3,197,132)          (893,607)             -       (4,090,739)
                                                                   -----------        -----------       --------      -----------

    Change in Unrealized Appreciation of Investments

       Beginning of Year                                                22,662          1,021,954              -        1,044,616
                                                                                                        --------
       End of Year                                                   3,594,166          1,924,307         99,269 (a)    5,617,742
                                                                   -----------        -----------       --------      -----------

            Change in Net Unrealized Appreciation                    3,571,504            902,353         99,269        4,573,126
                                                                   -----------        -----------       --------      -----------

            Net Gain On Investments                                    374,372              8,746         99,269          482,387
                                                                   -----------        -----------       --------      -----------
  INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                 $ 9,396,303        $ 3,961,748       $ 44,422      $13,402,473
                                                                   ===========        ===========       ========      ===========

           See accompanying notes to pro forma financial statements.

  (a) reflects change from bid prices to mean prices by New Jersey Portfolio
  (b) reflects management fee agreement of surviving fund
  (c) reflects new shares issued by New Jersey Municipals
  (d) decrease due to duplicative services
  (e) increase in expenses not reflected in undistributed net investment income as the fund distributes substantialy all its net investment income.

PRO FORMA FOOTNOTES OF MERGER BETWEEN NEW JERSEY MUNICIPALS AND NEW JERSEY PORTFOLIO
March 31, 1995 (unaudited)

1.  GENERAL

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Smith Barney New Jersey Portfolio (the "Portfolio"), by the Smith Barney New Jersey Municipals Fund (the "Fund"), as if such acquisition had taken place as of April 1, 1994.

Under the terms of the Plan of Reorganization the combination of the Portfolio and the Fund will be treated as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling with out restatement method). The acquisition would be accomplished by an acquisition of the net assets of the Portfolio in exchange for shares of the Fund at net asset value. The statements of assets and liabilities and the related statements of operations of the Portfolio and the Fund have been combined as of and for the year ended March 31, 1995.

The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedules of investments of the Portfolio and the Fund which are included in their respective annual reports dated March 31, 1995. With certain limited exceptions, Smith Barney Inc. is liable for the expenses incurred in connection with the Reorganization, which are estimated to be $53,000.

2.  SIGNIFICANT ACCOUNTING POLICIES

The Fund (formerly Smith Barney Shearson New Jersey Municipals Fund Inc.) was incorporated under the laws of the State of Maryland on November 12, 1987. The Fund is a non-diversified, open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of the pro-forma financial statements.

Portfolio valuation: Securities are valued by the Boston Company Advisors, Inc. ("Boston Advisors") after consultation with an independent pricing service (the "Service") approved by the Board of Directors. Investments are valued at the mean between the quoted bid prices and asked prices (as obtained by the Service from dealers in such securities). Securities for which, in the judgment of the Service, there are not readily obtainable market quotations (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term investments that mature in 60 days or less are valued at amortized cost.

Futures contracts: The Fund may enter into futures contracts. Future transactions will be entered into for hedging purposes to protect against a decline in the price of securities that the Fund owns, or to protect the Fund against an increase in the price of securities it is committed to purchase.

PRO FORMA FOOTNOTES OF MERGER BETWEEN NEW JERSEY MUNICIPALS AND NEW JERSEY PORTFOLIO
March 31, 1995 (unaudited), (continued)

Upon entering into a futures contract, the Fund is required to deposit with the broker an amount of cash or cash equivalents equal to a certain percentage of the contract amount. This is known as the "initial margin." Subsequent payments ("variation margin") are made or received by the Fund each day, depending on the daily fluctuation of the value of the contract.

For financial statement purposes, an amount equal to the settlement amount of the contract is included in its Statement of Assets and Liabilities as an asset and as an equivalent liability. For long futures positions, the asset is marked-to-market daily; for short futures positions, the liability is marked-to-market daily. The daily changes in the contract are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed.

There are several risks in connection with the use of futures contracts as a hedging device. The change in value of futures contracts primarily corresponds with the value of their underlying instruments, which may not correlate with the change in value of the hedged investments. In addition, there is the risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market.

Securities transactions and investment income: Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Securities purchased or sold on a when-issued or delayed delivery basis may be settled a month or more after the trade date. Interest income on all securities is not accrued until settlement date. When required, the Fund instructs the custodian to segregate assets in a separate account with a current value at least equal to the amount of its when-issued purchase commitments. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon the relative net assets of each class of shares.

Dividends and distributions to shareholders: Dividends from net investment income are determined on a class level, declared on each day that the Fund is open for business and paid on the last day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions from net realized capital gains are declared and paid annually.

Federal taxes: The Fund intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

3. PRO-FORMA ADJUSTMENTS

The accompanying Pro Forma financial statements reflect changes in fund shares and expenses as if the merger had taken place on April 1, 1994.

4. INVESTMENT ADVISORY FEE, ADMINISTRATION FEE AND OTHER TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Greenwich Street Advisors, formerly a division of Mutual Management Corp., which was transferred effective November 7, 1994 to Smith Barney Mutual Funds Management Inc. ("SMBFM"). Mutual Management

PRO FORMA FOOTNOTES OF MERGER BETWEEN NEW JERSEY MUNICIPALS AND NEW JERSEY PORTFOLIO
March 31, 1995 (unaudited), (continued)

Corp. and SBMFM are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings") is a wholly-owned subsidiary of The Travelers Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the following annual rates:
0.35% of the value of its average daily net assets up to $500 million and 0.32% of the value of its average daily net assets in excess of $500 million.

Prior to April 20, 1994, the Fund was party to an administration agreement (the "Administration Agreement") with Boston Advisors, an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). Under the Administration Agreement, the Fund paid a monthly fee at the annual rate of 0.20% of the value of its average daily net assets up to $500 million and 0.18% of the value of its daily net assets in excess of $500 million.

As of the close of business on April 20, 1994, SBMFM (formerly known as Smith, Barney Advisers, Inc.) succeeded Boston Advisors as the Fund's administrator. The new agreement contains substantially the same terms and conditions, including the same level of fees, as the predecessor agreement.

As of the close of business on April 20, 1994, the Fund and SBMFM entered into a sub-administration agreement (the "Sub-Administration Agreement") with Boston Advisors. Under the Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

No officer, director or employee of Smith Barney or any of its affiliates receives any compensation from the Fund from serving as a Director or officer of the Fund.

5. DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Fund, and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A, Class B and Class C shareholders and covers expenses incurred in distributing Class B and Class C shares. Smith Barney is paid an annual service fee with respect to Class A, Class B and Class C shares of the Fund at the annual rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.55%, respectively, of the value of the average daily net assets of each class.

6. COMMON STOCK

As of March 31, 1995, the Fund had authorized capital of 100 million shares of $.001 par value common stock divided into four classes: Class A, Class B, Class C and Class Y.

PRO FORMA FOOTNOTES OF MERGER BETWEEN NEW JERSEY MUNICIPALS AND NEW JERSEY PORTFOLIO
March 31, 1995 (unaudited), (continued)

7. CONCENTRATION OF CREDIT

The Fund primarily invests in debt obligations issued by the State of New Jersey and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of New Jersey municipal securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited) (continued)                  March 31,1995

                                                                                              NEW JERSEY
NEW JERSEY   NEW JERSEY     TOTAL                                                NEW JERSEY   PORTFOLIO    NEW JERSEY     TOTAL
PORTFOLIO     MUNICIPAL   COMBINED                                               PORTFOLIO     BID TO       MUNICIPAL    COMBINED
   FACE         FACE        FACE                                                   MARKET       MEAN         MARKET       MARKET
  AMOUNT       AMOUNT      AMOUNT    RATING             SECURITY                   VALUE      ADJUSTMENT     VALUE         VALUE
----------   ----------   ---------  ------             --------                 ----------   ----------   ----------    --------
MUNICIPAL BONDS & NOTES
New Jersey - 96.6%
 $615,000                $  615,000  A-     Atlantic City, COP Series 1991
                                              (Public Facilities Lease
                                              Agreements Atlantic City Project),
                                              8.875% due 1/15/13                   $782,588     $768                     $   783,356
            $2,500,000    2,500,000  AAA    Atlantic County, NJ, COP
                                            Lease Agreement, FGIC-Insured,
                                              7.400% due 3/1/2009                                          $2,903,125      2,903,125
  700,000      375,000    1,075,000  AAA    Atlantic County Improvement Luxury
                                              Tax Revenue, Convention
                                              Center, MBIA-Insured, 7.40% due
                                              7/1/16                                806,750      875          432,656      1,240,281
               950,000      950,000  Baa*   Atlantic County, NJ Utilities
                                              Authority, Solid Waste Revenue,
                                              7.125% due 3/1/2016                                             917,937        917,937
             1,340,000    1,340,000  AAA    Bayonne, New Jersey, General
                                              Obligation Bonds, FGIC-Insured,
                                              6.125% due 5/1/95                                             1,361,775      1,361,775
               700,000      700,000  Baa1*  Beachwood, New Jersey, Sewer
                                              Authority Revenue, Junior Lien,
                                              6.500% due 12/1/2012                                            713,125        713,125
               665,000      665,000  AAA    Belvedere, New Jersey, General
                                              Obligation Refunding Bonds,
                                              AMBAC-Insured,
                                              7.300% due 12/1/2014                                            729,837        729,837
             1,000,000    1,000,000  AAA    Bordentown, New Jersey, Sewerage
                                              Authority Revenue, Series C,
                                              MBIA-Insured, 6.900% due 12/1/2016                            1,056,250      1,056,250
             1,000,000    1,000,000  AAA    Camden County, New Jersey, Improvement
                                              Authority Revenue, Series B,
                                              AMBAC-Insured, 5.250% due
                                              12/1/2018                                                       916,250        916,250
               385,000      385,000  A1*    Cape May County, New Jersey, Bridge
                                              Commission, Guaranteed Revenue
                                              Bonds, 6.700% due 6/1/2002                                      399,919        399,919
               200,000      200,000  AAA    Delaware River Junction, Toll Bridge
                                              Commission, Refunding Bonds,
                                              FGIC-Insured, 6.250% due 7/1/2012                               206,750        206,750
               500,000      500,000  AAA    Delaware River Port Authority,
                                              Pennsylvania and New Jersey,
                                              Delaware River Bridge Revenue
                                              Refunding, AMBAC-Insured,
                                              7.375% due 1/1/2007                                             543,750        543,750
               550,000      550,000  AAA    Dover, New Jersey, Board of Education,
                                              Certificates of Participation,
                                              FGIC-Insured, 6.600% due 6/1/2011                               576,812        576,812
               175,000      175,000  AAA    Essex County, NJ GO, FSA-Insured,
                                              6.500% due 12/1/2011                                            182,438        182,438
             2,500,000    2,500,000  AAA    Essex County, NJ Improvement
                                              Authority, FGIC-Insured, 5.200%
                                              due 12/1/2024                                                 2,215,625      2,215,625
               650,000      650,000  BBB+   Essex County, NJ Improvement
                                              Authority, Newark, Lease Revenue
                                              Bonds, 6.600% due 4/1/2014                                      650,812        650,812
  800,000                   800,000  A1*    Essex County Improvement Authority
                                              Airport Project Revenue, Series
                                              92, 6.80% due 11/1/21 (a)             833,000    1,000                         834,000
               750,000      750,000  AAA    Evesham Township, New Jersey, Board
                                              of Education, Certificates of
                                              Participation, FGIC-Insured, 6.875%
                                              due 9/1/2011                                                     809,062      809,062


                 See Notes to Pro-Forma Financial Statements.



SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited)                               March 31,1995


                                                                                                 NEW JERSEY
NEW JERSEY      NEW JERSEY      TOTAL                                                NEW JERSEY   PORTFOLIO    NEW JERSEY    TOTAL
PORTFOLIO        MUNICIPAL    COMBINED                                               PORTFOLIO     BID TO       MUNICIPAL  COMBINED
   FACE           FACE          FACE                                                   MARKET       MEAN         MARKET     MARKET
  AMOUNT         AMOUNT        AMOUNT    RATING             SECURITY                   VALUE      ADJUSTMENT     VALUE      VALUE
------------------------------------------------------------------------------------------------------------------------------------
                                                 Gloucester County, New Jersey:
                 1,000,000   1,000,000   AA-       Utilities Authority,
                                                   Sewerage System Revenue,
                                                   Series 91A,6.500% due 1/1/2021                            1,023,750    1,023,750
                    900,000    900,000           Utilities Authority, 6.250% due
                                                   1/1/2024                                                    910,125      910,125
     750,000                   750,000   AAA     Hamilton Township Board of
                                                   Education, FSA-Insured, 7.00%
                                                   due 12/15/15                           800,625     938                   801,563
                   500,000     500,000   AAA     Hoboken, New Jersey, Parking
                                                   Authority Revenue, FGIC-
                                                   Insured, 6.000% due 6/1/2024                                503,125      503,125
     500,000                   500,000   AAA     Hoboken, Union City, Weehawken
                                                   Sewer Authority, Sewer Revenue,
                                                   MBIA-Insured, 7.25% due 8/1/19,
                                                   (Escrowed with U.S. Government
                                                   Securities to 8/1/99  Call @
                                                   102)                                   553,125       0                   553,125
                                                   Hudson County, NJ:
                 3,750,000   3,750,000   BBB-    Improvement Authority, Solid
                                                   Waste System Revenue, 7.100%
                                                   due 1/1/2020                                              3,506,250    3,506,250
                 1,000,000   1,000,000   A+      Improvement Authority, Solid
                                                   Waste System Revenue, Series A,
                                                    6.100% due 7/1/2020                                        980,000      980,000
                    200,000    200,000   AAA     Hudson County, NJ GO Bonds, FGIC-
                                                   Insured, 6.550% due 7/1/2010                                214,250      214,250
                    425,000    425,000   AAA     Hudson County, NJ COP,
                                                   Correctional Facilities,
                                                   MBIA-Insured, 6.600% due
                                                   12/1/2021                                                   443,062      443,062
     245,000                   245,000   A+      The Hudson County Improvement
                                                   Authority (Essential Purpose
                                                   Pooled Governmental Loan
                                                   Project), Series 1986, 7.60%
                                                   due 8/1/25                             267,356     306                   267,662
                    530,000    530,000   AAA     Jersey City, NJ Water Utility,
                                                   General Obligation Bonds,
                                                   AMBAC-Insured, 7.500% due
                                                  10/1/2003                                                    571,737      571,737
     500,000                   500,000   AAA     The City of Jersey City, (Hudson
                                                   County) Fiscal Year Adjustment
                                                   Bonds, Series 1991 B, FSA-
                                                   Insured, 8.40% due 5/15/06             611,875     625                   612,500
                  1,700,000  1,700,000   AAA     Jersey City, NJ Sewerage
                                                   Authority, AMBAC-Insured,
                                                   6.250% due 1/1/2014                                     1,778,625      1,778,625
                  1,385,000  1,385,000   AAA     Kearney, New Jersey, Municipal
                                                   Utilities Authority Revenue,
                                                   FGIC-Insured, 7.300% due
                                                   11/15/2018                                              1,662,000      1,662,000
     650,000                   650,000   AAA     Lakewood Township School
                                                   District, AMBAC-Insured,
                                                   Bank Qualified, Series 92,
                                                   6.25% due 2/15/11                      679,250     813                   680,063
     250,000                   250,000   AAA     Long Branch Sewer Authority
                                                   Revenue,  FGIC-Insured,
                                                   Series 90A, 7.15% due
                                                   6/1/10, (Escrowed with U.S.
                                                   Government Securities to
                                                   6/1/00 Call @ 102).                    278,125      0                   278,125
                    1,500,000  1,500,000 AAA     Lower Township, New Jersey,
                                                   Municipal Utilities
                                                   Authority, MBIA-Insured,
                                                   6.125% due 12/1/2013                                    1,528,125     1,528,125
                    1,000,000  1,000,000 AAA     Lumberton Township, New
                                                   Jersey, School District,
                                                   Certificates of Participation,
                                                   (Fiscal Funding New Jersey,
                                                   Inc.), MBIA-Insured, 6.100%
                                                   due 10/1/2013                                           1,017,500     1,017,500
   1,000,000          200,000  1,200,000 AAA     Mercer County Impovement Revenue,
                                                   FGIC-Insured, Series A, 6.70%
                                                   due 4/01/13 (a)                      1,052,500  1,250     210,750     1,264,500
                                                 Middlesex County, NJ Pollution
                                                 Control Authority



                 See Notes to Pro-Forma Financial Statements.

SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited)                               March 31,1995

                                                                                              NEW JERSEY
NEW JERSEY   NEW JERSEY     TOTAL                                                NEW JERSEY   PORTFOLIO    NEW JERSEY     TOTAL
PORTFOLIO     MUNICIPAL   COMBINED                                               PORTFOLIO     BID TO       MUNICIPAL    COMBINED
   FACE         FACE        FACE                                                   MARKET       MEAN         MARKET       MARKET
  AMOUNT       AMOUNT      AMOUNT    RATING             SECURITY                   VALUE      ADJUSTMENT     VALUE         VALUE
----------   ----------   ---------  ------             --------                 ----------   ----------   ----------    --------
                                             Financing Revenue, Amerada Hess:
             1,000,000   1,000,000    NR      7.875% due 6/1/2022                                          1,098,750     1,098,750
             2,000,000   2,000,000    NR      6.875% due 12/1/2022                                         2,042,500     2,042,500
 1,000,000               1,000,000   AAA     Middlesex County Utility Authority
                                              Sewer Revenue Refunding, Series
                                              A, MBIA-Insured, (Inverse
                                              Floating Rate Security convertible
                                              to 6.25% on 8/15/97), 6.775%
                                              variable due 8/15/10 (f)            1,028,750         2,500               1,028,750
               500,000     500,000   AAA     Monroe Township, New Jersey,
                                              Municipal Utilities Authority,
                                              Gloucester County Revenue,
                                              AMBAC-Insured, 6.650% due
                                              7/1/2011                                                       530,000      530,000
                                             Morris Township, NJ, General
                                              Obligation Notes:
               550,000    550,000    AA         6.550% due 7/1/2009                                          601,562      601,562
               550,000    550,000    AA         6.550% due 7/1/2010                                          601,562      601,562
               500,000    500,000    AA         6.550% due 7/1/2011                                          545,625      545,625
             1,200,000  1,200,000    A+      Morristown, NJ, Revenue Refunding,
                                              General Obligation Bonds, 6.500%
                                              due 2/1/2006                                                 1,252,500    1,252,500
             1,000,000  1,000,000   AAA      New Brunswick, New Jersey, Parking
                                              Authority Revenue City Guaranteed
                                              Parking, Series A, 6.500% due
                                              9/1/2019                                                     1,041,250    1,041,250
             1,500,000  1,500,000   NR       NJ EDA, Electric Revenue, (Vineland
                                               Cogeneration Limited
                                               Partnership), 7.875% due 6/1/2019                           1,567,500    1,567,500
                                             New Jersey EDA Economic Development
                                              Revenue:
             1,000,000  1,000,000   NR       Economic Development Revenue,
                                              (Trane Division), (1990 Project),
                                              9.500% due 9/1/2000                                          1,113,750   1,113,750
 1,000,000              1,000,000  Aaa*     Economic Development Bonds,
                                              (Eagle Rock Convalescent, Inc
                                              1990), GNMA-Collateralized,
                                              7.375% due 12/20/06                  1,092,500        2,500              1,092,500
               480,000    480,000   NR      Economic Development Revenue,
                                             (National Association of
                                             Accountants), 7.650% due
                                             7/1/2009                                                         509,400    509,400
             1,000,000  1,000,000  BBB      (Health Village Inc.),
                                             7.800% due 5/1/2016                                            1,055,000  1,055,000
 1,000,000              1,000,000 Baa2*     American Airlines Inc. Project
                                             7.10% due 11/1/31 (a)                 1,013,750        2,500              1,013,750
 1,155,000              1,155,000  Aa1*     State 91L, LOC Banque Nationale
                                             De Paris, 7.10% due 12/1/11 (a)       1,230,075       1,444               1,231,519
               660,000    660,000  Aaa*     Princeton Montessori Society,
                                             Series S 6.500% due 6/1/2012                                     673,200    673,200
             1,500,000  1,500,000  Aa1*     (Zirser-Greenbriar), 7.375% due
                                             7/15/2003                                                      1,496,250  1,496,250
             2,005,000  2,005,000   NR      Industrial Revenue, (State
                                             Plaza Park and Ride Limited
                                             Partnership), 6.625% due
                                             7/1/2003                                                       2,030,063  2,030,063
 1,000,000             1,000,000  Aa*      New Jersey Building Authority
                                            State Building Revenue, Garden
                                            State Savings Series 91A,
                                            Capital Appreciation, zero
                                            coupon due 6/15/11                       377,500        1,250                378,750
              500,000    500,000  AA+      Nursing Home Revenue,
                                            (Absecon Manor Project),
                                            FHA-Insured, 8.250% due
                                            2/1/2028                                                         520,625     520,625
            1,500,000   1,500,000   NR      Nursing Home Revenue, Series A,
                                             (Franciscan Oaks),
                                              8.500% due 10/1/2023                                         1,518,750   1,518,750

                 See Notes to Pro-Forma Financial Statements.

SMITH BARNEY MUNI FUNDS -- NEW JERSEY                                                                   March 31, 1995
SCHEDULES OF INVESTMENTS (UNAUDITED)
                                                                                              NEW JERSEY
NEW JERSEY   NEW JERSEY     TOTAL                                                NEW JERSEY   PORTFOLIO    NEW JERSEY     TOTAL
PORTFOLIO     MUNICIPAL   COMBINED                                               PORTFOLIO     BID TO       MUNICIPAL    COMBINED
   FACE         FACE        FACE                                                   MARKET       MEAN         MARKET       MARKET
  AMOUNT       AMOUNT      AMOUNT     RATING             SECURITY                   VALUE      ADJUSTMENT     VALUE         VALUE
----------   ----------   ---------   ------             --------                 ----------   ----------   ----------    --------


            4,500,000     4,500,000    AAA      Pollution Control Revenue,
                                                 (Public Service Electric &
                                                 Gas Corporation),
                                                 MBIA-Insured,
                                                 6.400% due 5/1/2032                                         4,522,500  4,522,500
            1,000,000     1,000,000    AAA      Natural Gas Facilities Revenue,
                                                 (NUI Corporation),
                                                 Series A, AMBAC-Insured,
                                                 6.350% due 10/1/2022                                        1,022,500  1,022,500
 1,000,000                1,000,000    AAA      Natural Gas Facilities
                                                 Revenue, Series A,
                                                 AMBAC-Insured,
                                                 6.25 due 8/1/24 (a)               1,011,250        1,250               1,012,500
 1,000,000                1,000,000     NR      Water Facilities Revenue,
                                                 Series 1991,
                                                 (New Jersey American
                                                 Water Company
                                                 Inc. Project),
                                                 7.40% due 11/1/01 (a)             1,060,000        2,500               1,062,500
              750,000       750,000      A      Water Revenue, Series D,
                                                 (Hackensack Water),
                                                 7.000% due 10/1/2017                                          768,750    768,750
 1,000,000                1,000,000    AAA      Water Facilities Revenue
                                                 Refunding, (New Jersey
                                                 American Water
                                                 Company Project),
                                                 Series A, FGIC-Insured,
                                                 5.35% due 6/1/23                    906,250        1,250                 907,500
                                              New Jersey Health Care
                                              Facilities Financing
                                              Authority Revenue:
            3,550,000     3,550,000    AAA     (Newark Beth Israel
                                                Medical Center),
                                                 FSA-Insured,
                                                 6.000% due 7/1/2024                                         3,510,063  3,510,063
                                               (J.F.K. Health System),
                                                Obligated Group,
                                                FGIC-Insured,
            1,125,000     1,125,000    AAA       6.700% due 7/1/2021                                         1,178,438  1,178,438
            1,400,000     1,400,000    AAA       6.500% due 7/1/2012                                         1,452,500  1,452,500
              850,000       850,000    AAA       6.500% due 7/1/2021                                           876,563    876,563
                                               (Columbus Hospital), Series A:
            1,200,000     1,200,000    Baa1*     7.200% due 7/1/2001                                         1,209,000  1,209,000
            1,000,000     1,000,000    Baa1*     7.500% due 7/1/2021                                           963,750    963,750
 1,500,000  3,000,000     4,500,000    AAA      Irvington General Hospital,
                                                 FHA-Insured,
                                                 6.375% due 8/1/15                 1,541,250        3,750    3,090,000  4,635,000
 1,000,000                1,000,000     A-      Pascack Valley Hospital,
                                                 Series 91,
                                                 6.70% due 7/1/11                    990,000        2,500                 992,500
 1,000,000                1,000,000    AAA      St. Clare's Hospital,
                                                 Riverside Medical Center,
                                                 MBIA-Insured,
                                                 5.75% due 7/1/10                    991,250        1,250                 992,500
            1,000,000     1,000,000    AAA      (Overlook Hospital Association),
                                                 Series E, FGIC-Insured,
                                                 6.700% due 7/1/2017                                         1,032,500  1,032,500
 2,000,000  1,000,000     3,000,000     A*      Atlantic City Medical Center,
                                                 6.80% due 7/1/11                  2,072,500        5,000    1,038,750  3,116,250
              820,000       820,000    AAA      (Spectrum for Living),
                                                 6.5000% due 2/1/2022                                          836,400    836,400
 1,300,000  1,550,000     2,850,000    Baa1*    Deborah Heart & Lung Center,
                                                 6.30% due 7/1/23                  1,259,375        3,250    1,505,438  2,768,063
 1,000,000                1,000,000    Baa*     St. Mary's Hospital,
                                                 Franciscan Sisters
                                                 Health Systems,
                                                 5.875% due 7/1/12                   871,250        2,500                 873,750
            2,000,000     2,000,000    Baa*     (Ocean County Hospital),
                                                 6.250% due 7/1/2023                                         1,795,000  1,795,000
            1,750,000     1,750,000    Baa*     (St. Mary Hospital),
                                                 5.875% due 7/1/2012                                         1,529,063  1,529,063
 1,150,000                1,150,000    AAA      Somerset Medical Center,
                                                 Series A, FGIC-Insured,
                                                 5.20% due 7/1/24                  1,006,250        1,437               1,007,687
              750,000       750,000    AAA      (Wayne General Hospital),
                                                 FHA-Insured,
                                                 5.750% due 8/1/2011                                           723,750    723,750
            1,000,000     1,000,000     NR      (Raritan Bay Medical Center),
                                                 7.250% due 7/1/2027                                           940,000    940,000
              250,000       250,000    AAA      (Atlantic City
                                                 Medical Center),
                                                 Series B, FHA-Insured,
                                                 8.375% due 8/1/2020                                           278,125    278,125





                                            See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited)                               March 31,1995

                                                                                                 NEW JERSEY
NEW JERSEY NEW JERSEY    TOTAL                                                      NEW JERSEY   PORTFOLIO    NEW JERSEY     TOTAL
PORTFOLIO   MUNICIPAL  COMBINED                                                     PORTFOLIO     BID TO       MUNICIPAL    COMBINED
   FACE       FACE       FACE                                                         MARKET       MEAN         MARKET       MARKET
  AMOUNT     AMOUNT     AMOUNT    RATING             SECURITY                         VALUE      ADJUSTMENT     VALUE         VALUE
 ---------  ----------  --------  ------             --------                       ----------   ----------   ----------    --------
             260,000    260,000  A*      (Kennedy Memorial University Medical
                                           Center), Series D, 7.875% due 7/1/2009                                 276,900    276,900
             250,000    250,000  A*      (Community Memorial Hospital Association),
                                           Series C, 8.000% due 7/1/2014                                          267,500    267,500
             825,000    825,000  AAA     (Riverview Medical Center), Series A,
                                           AMBAC-Insured,
                                           8.000% due 7/1/2018                                                    900,281    900,281
           1,500,000  1,500,000 Aaa*     (Helene Fuld Medical Center), Series C,
                                           8.125% due  7/1/2013                                                 1,616,250  1,616,250
             600,000    600,000 BBB+     (Newcomb Medical Center), Series A,
                                           7.875% due 7/1/2003                                                    645,750    645,750
             435,000    435,000 Baa*     (Kimball Medical Center), Series C,
                                           8.000% due 7/1/1998                                                    452,400    452,400
  750,000               750,000  A-      East Orange General Hospital, Series           780,000        1,875                 781,875
                                           B, 7.75% due 7/1/20 (d)
           1,250,000  1,250,000  BBB     (St. Elizabeth's Hospital Project), Series
                                           B, 8.250% due 7/1/2020                                               1,326,563  1,326,563
             830,000    830,000  AAA     (Medical Center of Ocean County), Series C,
                                           FSA-Insured,
                                           6.750% due 7/1/2020                                                    874,613    874,613
1,985,000             1,985,000  Aa*     Cathedral Health Services Inc., FHA-Insured,
                                           7.25% due 2/15/21                          2,121,469        4,962               2,126,431
           1,500,000  1,500,000  A-  NJ EDA,Terminal Revenue, (GATX Terminal
                                     Corporation), Series 1994,
                                       7.300% due 9/1/2019++                                                    1,629,375  1,629,375
           1,250,000  1,250,000 Aa1* NJ EDA, Industrial Revenue, (Garden State
                                       Paper Co.), 8.125% due 4/1/2022                                          1,295,313  1,295,313
  500,000               500,000  A+  New Jersey EDA Revenue Bonds, (New Jersey
                                          Performing Arts Center Site Acquisition
                                          Project), 6.75% due 6/15/12                   521,875          625                 522,500
1,000,000  1,500,000  2,500,000   A       Sewer Facility (Atlantic Sewer Co.),
                                          7.25% due 12/1/11                           1,072,500        2,500    1,612,500  2,687,500
1,000,000             1,000,000 Aa1*      Economic Growth Bonds, LOC Banque
                                          Nationale De Paris, 6.55% due 12/1/07 (a)   1,021,250        1,250               1,022,500
           1,000,000  1,000,000  A+  Nursing Home Revenue,
                                     (Morris Hall-St. Lawrence),
                                       6.250% due 4/1/2025                                                        992,500    992,500
1,435,000             1,435,000  AA-      Economic Growth Bonds, Series E, LOC
                                          National Westminster USA, 5.40% due
                                          10/1/2013 (a)                               1,329,168        1,795               1,330,963
           2,000,000  2,000,000  AAA   5.250% due 7/1/2013                                                      1,850,000  1,850,000
             500,000    500,000  AAA   5.250% due 7/1/2020                                                        450,000    450,000
           2,500,000  2,500,000  AAA NJ EDA, Nursing Home Revenue, (RWJ Health Care
                                     Corporation), FSA-Insured,
                                       6.500% due 7/1/2024                                                      2,575,000  2,575,000
           1,000,000  1,000,000  NR  NJ EDA, Waste Paper Recycling Revenue,
                                     (Marcel Paper Mills Inc. Project),
                                       8.500% due 2/1/2010                                                      1,116,250  1,116,250
2,000,000             2,000,000  A+       State Contract Economic Recovery, zero
                                          coupon due 9/15/10                            785,000        2,500                 787,500
           1,000,000  1,000,000  AAA NJ EDA, Miscellaneous Revenue, (State Contract),
                                     FSA-Insured,
                                       6.000% due 3/15/2021                                                       997,500    997,500
1,250,000             1,250,000  AAA      The Market Transition Facilities Revenue,
                                               Senior Lien-Series A, MBIA-Insured,
                                               5.875% due 7/1/11                      1,248,438        1,563               1,250,000
1,000,000  2,000,000  3,000,000  NR  New Jersey Sports & Exposition Authority
                                          Revenue, Monmouth Park Series A, 8.00%
                                          due 1/1/25                                  1,041,250        2,500    2,087,500  3,131,250

                 See Notes to Pro-Forma Financial Statements.

SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited)                               March 31,1995

                                                                                                 NEW JERSEY
NEW JERSEY NEW JERSEY    TOTAL                                                      NEW JERSEY   PORTFOLIO    NEW JERSEY     TOTAL
PORTFOLIO   MUNICIPAL  COMBINED                                                     PORTFOLIO     BID TO       MUNICIPAL    COMBINED
   FACE       FACE       FACE                                                         MARKET       MEAN         MARKET       MARKET
  AMOUNT     AMOUNT     AMOUNT    RATING             SECURITY                         VALUE      ADJUSTMENT     VALUE         VALUE
 ---------  ----------  --------  ------             --------                       ----------   ----------   ----------    --------

                                      New Jersey Sports and Expo Authority,
                                      Series A, State Contract:
            1,250,000  1,250,000  AAA     6.250% due 7/1/2020, MBIA-Insured                                     1,267,188  1,267,188
            2,900,000  2,900,000  Aa*     6.000% due 3/1/2021                                                   2,871,000  2,871,000
   500,000               500,000  AAA New Jersey State GO, 6.80% due 9/15/11,
                                           (Escrowed with U.S. Government
                                           Securities to 9/15/01 Call @ 101.5)          550,000            0                 550,000
            2,500,000  2,500,000  AA+ New Jersey State Transportation Authority,
                                      Series D, 8.000% due 2/15/2007                                            3,050,000  3,050,000
            2,500,000  2,500,000  A+  New Jersey State, Certificates of
                                      Participation, Equipment Leasing Revenue,
                                        Series A, 6.400% due 4/1/2005                                           2,621,875  2,621,875
                                      New Jersey State Educational Facilities,
                                      Financing Authority Revenue, Higher Education:
            2,700,000  2,700,000  NR      (Farleigh Dickinson University), Series C,
                                            6.625% due 7/1/2023                                                 2,369,250  2,369,250
            1,500,000  1,500,000  AAA     (Trenton State University), Series E,
                                            AMBAC-Insured,
                                            6.000% due 7/1/2019                                                 1,498,125  1,498,125
            1,285,000  1,285,000   A      (Drew University), Series B,
                                            7.450% due 2/1/2005                                                 1,376,556  1,376,556
            2,500,000  2,500,000  A+  New Jersey State Higher Education Assistance,
                                        5.300% due 7/1/2010                                                     2,293,750  2,293,750
   750,000               750,000  AAA New Jersey Highway Authority, Garden State
                                           Parkway Revenue, 7.25% due 1/1/16
                                           (Escrowed with U.S. Government Securities
                                           to 1/1/99 Call @ 102)                        823,125             0                823,125
                                      New Jersey State Housing & Mortgage Finance
                                        Agency: Multifamily Housing Revenue;
            1,000,000  1,000,000  AA      (Regency Park Project), Series H,
                                              7.700% due 11/1/2030                                              1,043,750  1,043,750
 1,000,000  1,550,000  2,550,000  AAA      Bonds, Presidential Plaza, FHA-Insured,
                                              7.00% due 5/1/30                        1,037,500        2,500    1,612,000  2,652,000
 1,000,000             1,000,000  A+      New Jersey State HFA Mortgage Revenue,
                                           Series A, Sec 236, 8.25% due 11/1/20       1,000,000            0               1,000,000
                                      New Jersey State Housing & Mortgage Finance
   100,000               100,000  AAA      Agency Revenue: Home Mortgage, Series A,
                                           MBIA-Insured, 7.875% due 10/1/17             105,624          126                 105,750
                                      New Jersey State Housing & Mortgage Finance
                                      Agency Revenue:  MBIA-Insured:
              740,000    740,000  AAA     Series B,
                                              8.100% due  10/1/2017                                               788,100    788,100
   450,000               450,000  AAA      Home Mortgage, Series C, MBIA-Insured,
                                              8.00% due 4/1/12                          479,813          563                 480,375
               30,000     30,000  AAA       Series C,
                                            8.375% due 4/1/2017                                                    32,175     32,175
              315,000    315,000  AAA     Series D,
                                            7.700% due 4/1/2029                                                   332,719    332,719
            1,500,000  1,500,000  AAA New Jersey State Transportation Trust Fund,
                                      FSA-Insured,
                                        4.750% due 6/15/2003                                                    1,436,250  1,436,250
 1,705,000             1,705,000  AAA New Jersey State Turnpike Authority Revenue
                                         Refunding, (Escrowed to Maturity with U.S.
                                         Government Securities), 10.375% due 1/1/03   2,073,706        2,132               2,075,838
            1,500,000  1,500,000  AAA Newark, New Jersey Housing  Financing
                                      Corporation, Mortgage Revenue Refunding,

SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited)                               March 31,1995

                                                                                              NEW JERSEY
NEW JERSEY   NEW JERSEY     TOTAL                                                NEW JERSEY   PORTFOLIO    NEW JERSEY     TOTAL
PORTFOLIO     MUNICIPAL   COMBINED                                               PORTFOLIO     BID TO       MUNICIPAL    COMBINED
   FACE         FACE        FACE                                                   MARKET       MEAN         MARKET       MARKET
  AMOUNT       AMOUNT      AMOUNT    RATING             SECURITY                   VALUE      ADJUSTMENT     VALUE         VALUE
----------   ----------   ---------  ------             --------                   ------     ----------    ---------    --------
                                             (Manor Apartments), Series A,
                                               FHA-Insured, 7.500% due
                                               2/15/2024                                                    1,603,125    1,603,125
                                             North Bergen, New Jersey:
              1,500,000   1,500,000   AAA      Township Capital Appreciation,
                                               FSA-Insured, 8.000% due 8/15/2007                            1,818,750    1,818,750
              1,960,000   1,960,000   AAA    Township Municipal Utilities
                                               Authority, Sewer Revenue,
                                               FGIC-Insured, 7.875% due
                                               12/15/2009                                                   2,359,350    2,359,350
  500,000                   500,000   AAA    North Jersey District Water Supply
                                               Commission, New Jersey Wanaque
                                               South Project, Series A, 7.375%
                                               due 7/1/16 (Escrowed with U.S.
                                               Government Securities
                                               to 7/1/96 Call @ 102)     .           526,875          0                    526,875
                                             North Jersey District Water Supply
                                             Commission, New Jersey Refunding,
                                             (Wanaque North Project), Series A,
                                             MBIA-Insured:
              1,195,000   1,195,000   AAA      6.500% due 11/15/2021                                        1,248,775    1,248,775
              2,500,000   2,500,000   AAA      6.000% due 7/1/2021                                          2,503,125    2,503,125
                                             Old Bridge Township, New Jersey,
                                             General Obligation Bonds,
                                             FGIC-Insured:
                750,000     750,000   AAA      Municipal Utilities Authority
                                               Revenue, FGIC-Insured,
                                               6.400% due 11/1/2009                                           787,500      787,500
                560,000     560,000   AAA      6.550% due 7/15/2010                                           588,700      588,700
                720,000     720,000   AAA      6.550% due 7/15/2011                                           756,900      756,900
2,025,000                 2,025,000   Aa1*   Parsippany-Troy Hills Township
                                             Refunding, zero coupon due 4/1/06     1,103,625      2,531                  1,106,156
                                             Passaic Valley, New Jersey, Sewer
                                             Commission Revenue, Water Supply
                                             Revenue, Series A, FGIC-Insured:
              2,000,000   2,000,000   AAA      5.875% due 12/15/2022                                        1,960,000    1,960,000
                100,000     100,000   AAA      6.400% due 12/15/2022                                          102,750      102,750
  345,000                   345,000     A*   Pennsville Authority Sewer Revenue,
                                             7.10% due 11/1/20                       369,150        431                    369,581
                500,000     500,000   AAA    Perth Amboy, New Jersey, Board of
                                             Education, Certificates of
                                             Participation, FSA-Insured,
                                              6.125% due 12/15/2017                                           507,500      507,500
              1,750,000   1,750,000   AAA    Piscataway Township, New Jersey
                                             School District, FHA-Insured,
                                              5.375% due 12/15/2010                                         1,664,687    1,664,687
              1,750,000   1,750,000   AAA    Pleasantville, New Jersey, School
                                             District, Certificates of
                                             Participation, (Fiscal Funding New
                                             Jersey, Inc.), BIGI-Insured,
                                              7.700% due 10/1/2013                                          1,894,375    1,894,375
1,500,000                 1,500,000    AA-   Port Authority New York & New
                                             Jersey:
                                               67th Series, 6.875% due 1/1/25      1,560,000      1,875                  1,561,875
              2,000,000   2,000,000   AAA    Port Authority  New York and New
                                             Jersey, Consolidated Loan, Series 96,
                                              6.600% due 10/1/2023                                          2,075,000    2,075,000
  200,000                   200,000   AAA    Ringwood Boro Sewer Authority Special
                                             Obligation, (Escrowed to Maturity
                                             with U.S. Government Securities),
                                             9.875% due 7/1/13                       263,000        250                    263,250
  600,000                   600,000    AA    Rutgers State University Refunding,
                                             State University of New Jersey,


                 See Notes to Pro-Forma Financial Statements.

SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited)                               March 31,1995

                                                                                              NEW JERSEY
NEW JERSEY   NEW JERSEY     TOTAL                                                NEW JERSEY   PORTFOLIO    NEW JERSEY     TOTAL
PORTFOLIO     MUNICIPAL   COMBINED                                               PORTFOLIO     BID TO       MUNICIPAL    COMBINED
   FACE         FACE        FACE                                                   MARKET       MEAN         MARKET       MARKET
  AMOUNT       AMOUNT      AMOUNT    RATING             SECURITY                   VALUE      ADJUSTMENT     VALUE         VALUE
----------   ----------   ---------  ------             --------                   ------     ----------    ---------    --------
                                                Series 92A, 6.40% due 5/1/13  .      645,000         750                    645,750
              750,000     750,000      AA     Rutgers State University, New
                                              Jersey, University of New Jersey,
                                              Series P,
                                               6.850% due 5/1/2021                                              803,437     985,000
1,000,000               1,000,000      AA     Salem County Pollution Control
                                              Financing Authority, Waste Disposal
                                                 Revenue, E.I. Dupont De Nemours
                                                 & Co., 6.125% due 7/15/22 (a)       982,500       2,500                    982,500
              740,000     740,000     AAA     Sayreville, New Jersey, Housing
                                              Development Corporation, Mortgage
                                              Revenue, FHA Refunding, (Lakeview
                                              Apartments),
                                               7.750% due 8/1/2024                                              811,225     811,225
            1,500,000   1,500,000      Aa*    Scotch Plains Township, New Jersey,
                                              Senior Citizen Housing Corporation,
                                              Revenue Bonds,
                                               5.750% due 3/1/2023                                             1,408,125  1,408,125
1,000,000               1,000,000    Baa1*    Shrewsbury Board of Education, COP,
                                               6.60% due 8/15/15   .               1,015,000       1,250                  1,016,000
            2,500,000   2,500,000      AA     Somerset Raritan Valley, New Jersey,
                                              Sewer Authority Revenue, Series G,
                                               6.750% due 7/1/2010                                             2,637,500  2,637,500
              500,000     500,000     AAA     South Amboy, New Jersey, General
                                              Obligation Bonds, MBIA-Insured,
                                               6.375% due 12/1/2010                                              523,750    523,750
                                              South Brunswick Township, New
                                              Jersey Board of Education:
            1,500,000   1,500,000     AAA       6.400% due 8/1/2018                                            1,556,250  1,556,250
            1,500,000   1,500,000     AAA       6.400% due 8/1/2019                                            1,550,625  1,550,625
1,000,000               1,000,000     AAA     South Brunswick Township, New
                                              Jersey Board of Education,
                                              FGIC-Insured
                                                6.40% due 8/1/21                   1,032,500       1,250                  1,033,750
1,000,000               1,000,000       A+    South Jersey Port Corporation
                                              Marine Terminal Revenue Bonds,
                                              1993 Series H,
                                                5.75% due 1/1/13 (a)                 965,000       1,250                    966,250
              750,000     750,000     AAA     South Monmouth, New Jersey,
                                              Regional Sewer Authority,
                                              MBIA-Insured,
                                               6.000% due 1/15/2014                                              760,313    760,313
            1,000,000   1,000,000     AAA     Southeast Morris County, New
                                              Jersey, Municipal Utilities
                                              Authority, Water Revenue,
                                              Series A, FGIC-Insured,
                                               6.500% due 1/1/2011                                             1,043,750  1,043,750
            1,500,000   1,500,000     AAA     Stafford, New Jersey, Municipal
                                              Utilities Authority, Sewer and
                                              Water Revenue, FGIC-Insured,
                                               6.125% due 12/1/2022                                            1,520,625  1,520,625
              750,000     750,000     AAA     Trenton, New Jersey, General
                                              Obligation Bonds,
                                              MBIA-Insured,
                                               6.550% due 8/15/2009                                              790,312    790,312
              900,000     900,000     AAA     Union City, New Jersey, General
                                              Obligation Bonds, MBIA-Insured,
                                               6.700% due 9/1/2012                                               950,625    950,625
            1,000,000   1,000,000       A+    Union County, New Jersey,
                                              Improvement Authority Revenue,
                                              (Cranford Township Project),



                 See Notes to Pro-Forma Financial Statements.

SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited)                               March 31,1995

                                                                                                NEW JERSEY
    NEW JERSEY  NEW JERSEY   TOTAL                                                 NEW JERSEY   PORTFOLIO     NEW JERSEY     TOTAL
    PORTFOLIO    MUNICIPAL  COMBINED                                                PORTFOLIO     BID TO       MUNICIPAL    COMBINED
      FACE        FACE       FACE                                                    MARKET       MEAN         MARKET       MARKET
     AMOUNT      AMOUNT      AMOUNT   RATING             SECURITY                    VALUE      ADJUSTMENT     VALUE         VALUE
    ---------   ----------  --------  ------             --------                   ----------   ----------   ----------    --------
                                              7.750% due 5/1/2003                                               1,088,750  1,088,750
       2,000,000             2,000,000  A-   Union County Utility Authority Solid
                                                 Waste Revenue, Series A, 7.15%
                                                 due 6/15/09 (a)                     2,035,000         5,000               2,040,000
       1,035,000             1,035,000  A-   Union County, Solid Waste Revenue,
                                                 Series A, 7.20% due 6/15/14 (a)     1,049,231         2,588               1,051,819
                  1,140,000  1,140,000  AA   University of New Jersey, School of
                                             Medicine and Dentistry, Series C,
                                              7.200% due 12/1/2019                                              1,225,500  1,225,500
       1,000,000             1,000,000  AAA  Virgin Islands HFA, Single-Family
                                                 Mortgage, GNMA-Collateralized,
                                                 6.50% due 3/1/25 (a)                  995,000         2,500                 997,500
         125,000               125,000  AAA  Virgin Islands Public Financing
                                                 Authority Revenue, Series A,
                                                 (Escrowed to Maturity with U.S.
                                                 Government Securities), 7.30%
                                                 due 10/1/18                           146,094            156                146,250
         875,000               875,000  AAA  Virgin Islands Public Financing
                                                 Authority Revenue, Series A,
                                                 7.30% due 10/1/18, (Escrowed
                                                 with U.S. Government Securities
                                                 to 10/1/01 Call @ 101)                981,094              0                981,094
                  1,400,000  1,400,000  AAA  Warren Hills, New Jersey, Regional School
                                             District, FSA-Insured,
                                              5.250% due 12/15/2009                                             1,324,750  1,324,750
                    854,000    854,000  AAA  Weehawken Township, New Jersey, General
                                             Obligation Bonds, FSA-Insured,
                                              6.350% due 7/1/2007                                                 896,700    896,700
       1,500,000             1,500,000  AAA  West New York, Municipal Utility
                                             Authority Sewer Revenue Refunding,
                                             FGIC-Insured, zero coupon due 12/15/12    536,250         1,875                 538,125
                                             West Windsor, Plainsboro, New Jersey,
                                               Regional School District:
                    180,000    180,000  AA       6.750% due 4/1/2006                                              199,800    199,800
                    490,000    490,000  AA       6.750% due 4/1/2007                                              542,675    542,675
                    435,000    435,000  AA       6.800% due 4/1/2008                                              484,481    484,481
                    170,000    170,000  AA       6.800% due 4/1/2009                                              189,126    189,126
         700,000               700,000  AAA  Willingboro Municipal Utilities
                                             Authority Water & Sewer Revenue,
                                                  Series C, MBIA-Insured, 7.00%
                                                  due 1/1/11                           769,125              0                769,125
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    54,082,305               159,174,588 213,374,445
------------------------------------------------------------------------------------------------------------------------------------
Guam - 0.4%
       1,000,000             1,000,000  BBB Guam Government, GO, Series A, 5.375%
                                                due 11/15/13                           878,750          1,250                880,000
-----------------------------------------------------------------------------------------------------------------------------------
Puerto Rico 2.9%
                    495,000    495,000   A  Commonwealth of Puerto Rico, GO
                                              8.000% due 7/1/2008                                                 546,355    546,355
       1,750,000             1,750,000   A  Puerto Rico Commonwealth Highway &
                                                 Transportation Authority
                                                 Highway Revenue, Series W, 5.50%
                                                 due 7/1/15                          1,614,375          2,187              1,616,562
       1,000,000             1,000,000  AAA Puerto Rico Commonwealth Highway
                                                 Revenue, 7.75% due 7/1/10,
                                                 (Escrowed with U.S. Government
                                                 Securities to 7/1/00 Call @ 102)    1,142,500             0               1,142,500
         790,000               790,000  A-  Puerto Rico Electric Power Authority,
                                                 7.125% due 7/1/14, (Escrowed with
                                                 U.S. Government Securities to
                                                 7/1/99 Call @ 101.5)                  870,975             0                 870,975
       1,000,000             1,000,000  AAA Puerto Rico Electric Power Authority,
                                                 Revenue, FSA-Insured, 8.478%
                                                 due 7/1/23                          1,001,250         2,500               1,003,750
       1,000,000             1,000,000  BBB Puerto Rico Housing Bank & Finance
                                                 Agency, Single-Family Mortgage,
                                                 7.50% due 12/01/06                  1,091,250         2,500               1,093,750
         225,000               225,000  AAA Puerto Rico Housing Finance Corporation,
                                                 Single-Family Mortgage, Series A,
                                                 GNMA-Collateralized, 7.80%
                                                 due 10/15/21                          235,970           280                 236,250


                 See Notes to Pro-Forma Financial Statements.

SMITH BARNEY MUNI FUNDS - NEW JERSEY
SCHEDULES OF INVESTMENTS (unaudited)                               March 31,1995

                                                                                                NEW JERSEY
NEW JERSEY NEW JERSEY    TOTAL                                                      NEW JERSEY   PORTFOLIO    NEW JERSEY     TOTAL
PORTFOLIO   MUNICIPAL  COMBINED                                                     PORTFOLIO     BID TO       MUNICIPAL    COMBINED
  FACE       FACE        FACE                                                        MARKET        MEAN         MARKET      MARKET
 AMOUNT     AMOUNT      AMOUNT   RATING             SECURITY                         VALUE      ADJUSTMENT      VALUE        VALUE
---------  ----------  --------  ------             --------                       ----------   ----------   ----------    --------
                                                                                    5,956,320                   546,355    6,510,142
------------------------------------------------------------------------------------------------------------------------------------
TOTAL MUNICIPAL BONDS & NOTES                                                      60,917,375       99,269  159,720,943  220,836,856
------------------------------------------------------------------------------------------------------------------------------------

SHORT-TERM MUNICIPAL BOND - 0.1%

Puerto Rico - 0.1%
             300,000   300,000   VMIG1  Commonwealth of Puerto Rico, Government
                                        Development Bank, Revenue Bond,
                                          4.100% due 12/1/2015 +                                                300,000      300,000
------------------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENTS-100% (Cost-$215,419,845)(c)                                     $60,917,375      $99,269 $160,020,943 $221,037,587
------------------------------------------------------------------------------------------------------------------------------------
                                           See Notes to Pro-Forma Financial Statements

                 SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.

                                    PART C

                               OTHER INFORMATION


Item 15.       Indemnification


               The response to this item is incorporated by reference to "Liability of Directors/Trustees" under the caption "Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.       Exhibits  --   References are to Registrant's Registration
                              Statement on Form N-1A as filed with the Securities and Exchange Commission on December
                              1, 1987 (File Nos. 33-18779 and 811-5486) (the
                              "Registration Statement")

(1) (a) Registrant's Articles of Incorporation dated November 12, 1987, Articles of Amendment dated December 15, 1988 to Articles of Incorporation, Articles of Revival dated March 31, 1992 to Articles of Incorporation, Articles Supplementary dated November 5, 1992 to Articles of Incorporation, and Articles of Amendment dated July 30, 1993 to Articles of Incorporation are incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement

(1)(b) Articles of Amendment dated October 14, 1994, Articles Supplementary effective November 7, 1994, and Articles of Amendment effective November 7, 1994 to the Registrant's Articles of Incorporation.**

(2) (a) By-Laws of the Registrant dated November 23, 1987 are incorporated by reference to the Registration Statement.

(2) (b)        Amendments to Registrant's By-Laws dated July 20, 1994.**

(3)            Not Applicable.

(4) Agreement and Plan of Reorganization (included as Exhibit A to Registrant's Prospectus/Proxy Statement contained in Part A of this Registration Statement).*

(5)            Not Applicable.

(6) (a) Investment Advisory Agreement dated July 30, 1993 between the Registrant and Greenwich Street Advisors is incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement.

(6) (b) Form of Transfer and Assumption of Investment Advisory Agreement dated as of November 7, 1994, among the Registrant, Mutual Management Corp and the Manager is incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement.

(7) Form of Distribution Agreement dated July 30, 1993 between the Registrant and Smith Barney Shearson Inc. is incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement.

(8)            Not Applicable.

(9) (a)        Form  of Custodian Agreement effective July 11, 1995.*

(9) (b) Transfer Agency Agreement dated August 2, 1993 between the Registrant and the Shareholder Services Group, Inc. is incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement.

(10) Amended and Restated Distribution Plan of the Registrant dated November 7, 1994 pursuant to Rule 12b-1 is incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement.

(11) (a) Opinion and Consent of Willkie Farr & Gallagher with respect to validity of shares.*

(11) (b) Opinion and Consent of Venable, Baetjer and Howard, LLP with respect to certain matters under Maryland law.*

(12) Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters.*

(13)           Not Applicable.

(14) (a)       Consent of Coopers & Lybrand L.L.P.*

(14) (b)       Consent of KPMG Peat Marwick LLP.*

(15)           Not Applicable.

(16)           Powers of Attorney (included on signature page).**

(17) (a)       Form of Proxy Card.*

(17) (b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to its initial Registration Statement.




*    Filed herewith.

**   Previously filed.



Item 17.       Undertakings

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

               As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and State of New York on the 24th day of October, 1995.

                              Smith Barney New Jersey Municipals Fund Inc.



                              By:/s/ Heath B. McLendon
                                  Heath B. McLendon
                                  Chairman of the Board
                                  and Chief Executive Officer



          As required by the Securities Act of 1933, this Registration has been signed by the following persons in the capacities and on the dates indicated.

Signature                                Title                       Date

/s/ Heath B. McLendon           Chairman of the Board          October 24, 1995
Heath B. McLendon               and Chief Executive
                                Officer



/s/ Lewis E. Daidone            Treasurer (Chief Financial     October 24, 1995
Lewis E. Daidone                and Accounting Officer)



     *                          Director                       October 24, 1995
Herbert Barg



       *                        Director                       October 24, 1995
Alfred J. Bianchetti

     *                          Director                 October 24, 1995
Martin Brody



     *                          Director                 October 24, 1995
Dwight B. Crane



         *                      Director                 October 24, 1995
Burt N. Dorsett



         *                      Director                 October 24, 1995
Elliott S. Jaffe



         *                      Director                 October 24, 1995
Stephen E. Kaufman



         *                      Director                 October 24, 1995
Joseph J. McCann



         *                      Director                 October 24, 1995
Cornelius Rose



*By  /s/ Caren A. Cunningham
    Caren A. Cunningham
    Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit Number Description                                             Page

(1)(b)         Articles of Amendment dated October 14, 1995,            **
               Articles Supplementary effective November 7,
               1994 and Articles of Amendment effective
               November 7, 1994, to the Registrant's Articles of Incorporation

(2)(b)         Amendment to By-Laws dated July 20, 1994                 **

(4)            Agreement and Plan of Reorganization                     *
               (included as Exhibit A to Registrant's
               Prospectus/Proxy Statement contained in Part A of this Registration Statement).

(9)(a)         Form of Custodian Agreement effective July 11, 1995.     *

(11) (a)       Opinion and Consent of Willkie Farr & Gallagher          *
               with respect to validity of shares.

(11) (b) Opinion and Consent of Venable, Baetjer and Howard, LLP * with respect to certain matters under Maryland law.

(12)           Opinion and Consent of Willkie Farr &                    *
               Gallagher with respect to tax matters.

(14) (a)       Consent of Coopers & Lybrand L.L.P.                      *

(14) (b)       Consent of KPMG Peat Marwick LLP.                        *

(16)           Powers of Attorney (included on signature page).         **

(17) (a)       Form of Proxy Card.                                      *



*    Filed herewith.

**   Previously filed.